Form 10-K, Exhibit 13
period 1996-12-31
BENCHMARK ELECTRONICS INC
filed 1997-03-28
CIK 863436

Benchmark Electronics, Inc.  1996 Annual Report
3000 Technology Drive
Angleton, Texas 77515
(409) 849-6550
www.bench.com

Table of Contents
The Company at a Glance                      1
Financial Highlights                         1
President's Letter                           2
Outsourcing Solutions                        5
Management's Discussion and Analysis         9
Financial Statements                        15
Notes to Financial Statements               19
Independent Auditors' Report                27
Management's Report                         28
Quarterly Financial Data                    29
Market for the Registrant's Common Equity
   and Related Shareholder Matters          30
Selected Financial Data                     31
Corporate and Shareholder Data              32

Financial  Highlights
Benchmark Electronics, Inc. and Subsidiaries

                                                        Year ended December 31,
(In thousands, except per-share data)      1996        1995       1994       1993       1992
----------------------------------------------------------------------------------------------
Sales                                    $201,296     97,353     98,168     75,859     50,647
Income from operations                   $ 15,391      9,250      8,778      6,590      4,375
Net income                               $  8,864      6,148      5,769      4,582      3,130
Earnings per common share                $   1.92       1.50       1.41       1.13        .83
Working capital                          $ 72,586     37,285     30,890     29,160     25,796
Total assets                             $168,174     57,037     48,333     47,425     34,380
Long-term debt                           $ 30,485       --         --         --         --
Shareholders' equity                     $104,999     46,624     40,131     34,213     29,573
Weighted average common and equivalent
shares outstanding                          4,611      4,106      4,088      4,066      3,762

The Company at a glance

Benchmark Electronics, Inc., provides contract manufacturing and design services to original equipment manufacturers (OEMs) in the electronics industry, including manufacturers of medical devices, communications equipment, industrial and business computers, and testing and industrial instruments. The company specializes in assembling high quality, technologically complex printed circuit boards with computer-automated equipment using surface mount and pin-thru-hole interconnection technology for customers requiring low-to-medium volume assembly. The company frequently works with customers from product design stages through ongoing production and provides manufacturing services for successive product generations.

President's letter

Dear Shareholder:

It is my pleasure to report to you once again record-breaking financial results in calendar year 1996. As a result of the acquisition of EMD Technologies, Inc. in July 1996 and the continued growth and expansion of our traditional business, Benchmark Electronics, Inc. earned a record net income, $8,863,515, or $1.92 per share. The company posted record sales of $201,296,320, approximately 107 % greater than 1995. And once again, we showed a record year-end backlog, this time reaching $230,000,000 as of December 31, 1996.

    During 1996, our revenue growth rate was more than twice that of the electronic contract manufacturing industry as compiled by the Institute for Interconnecting and Packaging Electronic Circuits (IPC).

    Our continued focus on strategic, high-growth markets--medical devices, telecommunications, instrumentation, high-end computer systems and industrial controls--produced revenue growth during 1996 both through the addition of new outsourcing relationships and by the expansion of programs and product lines with existing customers.

    This year I am especially pleased to be able to report to you on our first acquisition. In July of 1996, we acquired EMD Technologies, Inc. (EMD), a well respected, privately held electronic contract manufacturing firm located in Winona, Minnesota. This move significantly increased our sales revenues during 1996, and in fact has changed the overall stature of the company. Through the acquisition, Benchmark became a top tier firm in our field, moving into the top ten ranking by revenue among publicly traded firms in the contract manufacturing industry.

    (Caption for chart: The strongest basis for continued growth -- clear focus, customer satisfaction and financial strength.)

    A number of strong benefits to our customers accrue from Benchmark's becoming a top tier firm, and we'll discuss these further on in the Shareholder's Report. But I am especially excited about the synergies available from the acquisition of EMD, and the result: an ability to provide our customers with the leading edge assembly technologies, design and test development capabilities, enhanced procurement leverage, and nationwide geographic presence and service.

    (Caption for chart: Benchmark's compound sales revenue growth, including the EMD acquisition July 30, 1996, verses the IPC average for 1992-1996.)

    During 1996, Benchmark, for the first time since our initial public offering, elected to finance a portion of the acquisition of EMD. In keeping with our conservative financial management posture, in November of 1996, we completed a third stock offering of 1,016,500 shares. The proceeds to the company from this equity financing were used primarily to pay down a portion of the debt incurred for the acquisition and to provide a strong financial base for the future growth of Benchmark. The company is now in a position to take advantage of future acquisition opportunities that may possibly arise.

    Currently our balance sheet is well positioned for future growth. The debt to total capital ratio is quite conservative by industry standards. This allows us to leverage our operations to continue to provide superior financial results for our shareholders.

    During 1996, we celebrated our tenth anniversary as an independent company. My sincere thanks and appreciation to Benchmark employees--the driving force behind our growth and success. I am especially pleased to welcome EMD employees to the Benchmark family and to express our appreciation for their contributions in 1996.

    In summary, 1996 was a pivotal year for Benchmark as we became one of the top tier firms in the electronic contract manufacturing industry. However, we have not changed our overall business strategy. We strengthened our customer service, and emphasized continuing development of our management team to provide a solid foundation for future growth. Finally, as always, we retained our conservative financial management philosophy.

    Looking forward, I am enthused about our enhanced outsourcing capabilities, which offer better ways to meet our customer's needs and which promise growth for Benchmark for the long term.

Sincerely,

Donald E. Nigbor
President and Chief Executive Officer
March 20, 1997

(Caption for photo: Officers - seated left to right, Donald Nigbor and Cary Fu. Standing left to right, Lenora Gurton, Christopher Nawrocki, Gayla Delly and Steven Barton.)

Outsourcing Solutions

During 1996, Benchmark made very significant improvements in our ability to offer leading edge design-through-delivery outsourcing solutions to our customers.

Design Engineering

The design engineering capabilities of EMD have long been respected in the electronic contract manufacturing industry. The acquisition of that firm allows our company to offer product software and circuit design, bare printed circuit board layout (PCB), mechanical product design, and test fixture/software development, all under one roof. That means "one-stop shopping" to our customers from an outsourcing standpoint, not just for design and test fixturing, but right through prototype stage and production runs including the "box build" or final system-level assembly phase.

(Captions for photos:
Benchmark provides electronic circuit and PCB design expertise to speed customers' products to the market place.

Customers' engineers work closely with Benchmark mechanical designers to produce cost effective and reliable mechanical packaging designs.

The box build area exemplifies one-stop shopping: Benchmark designs, manufacturers and ships finished products.)

Advanced Technologies

Benchmark is now able to offer customers the most advanced leading edge manufacturing processes--ball grid arrays (BGA), chip on board (COB), and multi chip modules (MCM) technologies--with production experience for new generations of products. These technologies allow significant increases in electronic packaging density and circuit performance as compared to surface mount (SMT) or thru-hole interconnect technologies.

    We are also able to offer customers the services of the EMD advanced technology development laboratory, which contains such world class process analysis equipment as scanning electron microscopes. The lab provides initial process development, on-going failure analysis, and corrective action capabilities that are as good as any firm's in the electronic contract manufacturing industry.

(Captions for photos:
Advanced robotics places ball grid arrays with extreme accuracy in production volumes. Automatic test development lab provides in-circuit and functional test software/hardware to verify customer's product functionality.

Micrograph illustrating the capabilities of die attach technology.

Scanning electron microscopy is utilized to provide failure analysis and process qualification as a key element in our continuous improvement program.)

Expanded Service Locations

Benchmark's acquisition of EMD enhanced our marketing abilities, enabling the company to provide improved service to outsourcing clients nationwide. We can now offer outsourcing solutions from our sites in the Pacific Northwest, the Midwest and Southwest. One of the hallmarks of Benchmark's
(Map of USA showing 3 locations)
customer satisfaction--and consequent continued growth--is flexible service stemming from our proximity to our customers. Those customers tell us that one of the competitive marketing advantages Benchmark offers them is our strategically located multiple manufacturing facilities. To them, that means flexibility in engineering changes or improvements to their products, quick response to their changes in delivery schedules, and more responsive coordination of those product deliveries on a just-in-time basis.

    Not to be overlooked in Benchmark's success is the fact that our multiple facility locations can "second-source". Resources can be leveraged from any location to meet changing customer needs, including product engineering manufacturing techniques, analysis tools, and manufacturing capacity.

(Captions for photos:
Synthetic vision system provides continuous monitoring of critical manufacturing process by utilizing advanced laser and computer/vision algorithms. Real time x-ray analysis/inspection is utilized as a process development tool or ongoing quality assurance methodology.)

Material Procurement

In an outsourcing relationship, material procurement leverage is of extreme importance to the customer since the electronic components make up the larger part of the cost of a product. Today's engineering design functions are so sophisticated that the direct labor costs of products are typically quite low because most components are designed to be placed on the circuit boards by high-speed and high-accuracy robotics. In many instances, a relationship with a turnkey contract manufacturer is economically beneficial for a customer, since the quantity of electronic components that the customer would buy on their own is quite small compared to that of their contract manufacturing source, which multiplies or leverages its purchasing power by procuring materials for all of its customers combined. The material procurement leverage of Benchmark more than doubled during 1996, allowing us to provide very cost effective and advantageous electronic component pricing to our outsourcing customers. Too, we gained much higher visibility to many of the electronic component manufacturers.

Financial Strength

In the typical outsourcing relationship, Benchmark's customers seek a specialized niche: medium to high volume production of a broad mix of products. Benchmark is frequently the sole source, or a very significant source, of the customer's production. Understandably, then, Benchmark's financial stability is of extreme concern to our customers. Our balance sheet outlines the financial resources so crucial for supporting our existing customers' growth and for adding additional outsourcing relationships in the future.

(Caption for pie chart: Sales by market segments which represent the marketing focus of Benchmark's outsourcing relationships across a diversified industry base.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the "Selected Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere herein.

ACQUISITION

On July 30, 1996, the Company completed its acquisition of EMD Technologies, Inc. (EMD). This business, headquartered in Winona, Minnesota, was acquired for 674,964 shares of common stock, $30.5 million in cash, and the Company paid $2.2 million in acquisition costs. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of EMD since July 30, 1996 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $25.0 million which is being amortized on a straight line basis over 15 years. See Note 2 of Notes to Consolidated Financial Statements.

        In order to finance a portion of the cash consideration for the acquisition of EMD, the Company issued a $30 million, 8.02% Senior Note due 2006 (Senior Note) to Northwestern Mutual Life Insurance Company and obtained a four-year, $15 million revolving line of credit with a commercial bank which replaced the Company's prior revolving line of credit. See Note 5 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources".

        Completion of the acquisition of EMD on July 30, 1996 and the inclusion of EMD's operations in the Company's accounts subsequent to that date is responsible for a substantial portion of the variation in the results of the Company's operations (including the components thereof) for the year ended December 31, 1996, as compared to 1995, and the increase in long term debt in 1996 as compared to 1995. The effects of the acquisition of EMD on the Company's financial condition as of December 31, 1996 and its reported results of operations and earnings per share for the period since the acquisition should be considered when reviewing the financial information contained herein.

        The following discussion and analysis contains certain forward-looking statements regarding future financial condition and results of operations and the Company's business operations. The words "expect," "estimate," "anticipate," "predict," and similar expressions are intended to identify forward looking statements. Such statements involve risks uncertainties and assumptions, including but not limited to, the effective integration of EMD into the Company, industry and economic conditions and customer actions and other factors discussed in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

RESULTS OF OPERATIONS

The following table presents the percentage relationship that certain items in the Company's Statements of Income bear to sales for the periods indicated.

                                                         Percentage of sales
                                                       Year ended December 31,
                                                      1996       1995      1994
--------------------------------------------------------------------------------
Sales ...........................................    100.0%     100.0%    100.0%
Cost of sales ...................................     88.4       87.5      87.8
                                                   -----------------------------
     Gross profit ...............................     11.6       12.5      12.2
Selling expenses ................................       .9        1.4       1.4
General and administrative expenses .............      2.7        1.6       1.8
Amortization of goodwill ........................       .3       --        --
                                                   -----------------------------
     Income from operations .....................      7.7        9.5       8.9
                                                   -----------------------------
Other income (expense) ..........................      (.5)        .3        .3
                                                   -----------------------------
     Income before income taxes .................      7.2        9.8       9.2
Income tax expense ..............................      2.8        3.5       3.3
                                                   -----------------------------
 Net Income .....................................      4.4%       6.3%      5.9%
                                                   =============================

Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

Sales in 1996 increased $103.94 million, or 106.8% over 1995 sales. Approximately 65% of this increase in sales was due to the acquisition of EMD during the third quarter of 1996 and the remainder of the sales increase resulted from increased production volumes made possible by the expansion of the surface mount assembly capacity at the Company's Angleton, Texas facility, which was completed during the second quarter of 1996. In addition, the increase in production volumes during 1996 was attributable in part to the fulfillment during the first quarter of 1996 of orders that were subject to customers' changes in production schedules and product mix experienced by the Company in the last quarter of 1995 and to the absence of component shortages during 1996 which had caused delays during 1995.

        A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1996, the Company's three largest customers accounted for approximately 42% of the Company's sales, and the Company's largest customer accounted for approximately 16% of sales. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the Company's major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on the Company.

        The Company had a record year-end backlog of $230 million at December 31, 1996, as compared to the 1995 year-end backlog of $117 million. Although the Company expects to fill substantially all of this backlog in 1997, the Company has no long-term contract agreements from its customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with new customers cannot be assured, nor can there be any assurance that any of the Company's current customers will continue to utilize the Company's services.

        Gross profit increased $11.1 million, or 90.5% over 1995. Gross profit as a percentage of sales decreased from 12.5% for 1995 to 11.6% for 1996. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing with the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The decrease in gross profit as a percentage of sales during 1996 was due primarily to the product mix and the initiation of new programs.

        Selling expenses increased by $0.4 million, or 30.6%, from 1995 to $1.8 million. The increase in selling expenses was due primarily to an increase in support expenses, including travel expenses and commissions, and additional personnel associated with the acquisition of EMD.

        General and administrative expenses increased $3.8 million, or 238.3%, from 1995 to $5.4 million. The acquisition of EMD resulted in additional personnel and related expenses supporting the subsidiary operations. Additionally in order to satisfy the increased level of business activity and to continue the development and improvement of the systems and processes necessary to accommodate future growth, the Company has added management personnel. The increase in general and administrative expenses reflects these additional personnel and related departmental expenses, as well as the additional administrative expenses, such as travel and communication costs incurred in connection with the acquisition of EMD.

        The amortization of goodwill associated with the acquisition of EMD for the year ended December 31, 1996 was $0.7 million. Interest expense incurred by the Company on the debt incurred in connection with the acquisition of EMD was approximately $1.4 million in 1996. Neither of these costs were present in 1995.

        Interest income was approximately $0.4 million in 1996 compared to $0.2 million in 1995. The increase was due to the investment by the Company of excess cash in interest bearing marketable securities.

        Income tax expense of $5.6 million represented an effective tax rate of 38.8% for the year ended December 31, 1996, compared with an effective tax rate of 35.5% for the year ended December 31, 1995. The increase is due to the higher pre-tax income and nondeductible amortization of goodwill offset by the benefit from the use of a foreign sales corporation.

        The Company reported net income of approximately $8.9 million, or $1.92 per share, for 1996 compared with net income of approximately $6.1 million, or $1.50 per share for 1995. The approximately $2.7 million increase in net income during 1996 was a result of the combined effects of the acquisition of EMD and the overall increase in revenues resulting from the factors discussed above.

Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

Sales in 1995 decreased $0.82 million, or .8% below 1994 sales. The decrease in sales was due primarily to the slow start-up of several new programs caused by the long lead times of certain components such as capacitors, crystals, diodes and transistors, coupled with the changes in production schedules and mix experienced in the last quarter of 1995. Because of the continued increase in demand for surface mount components and the inability of most manufacturers to meet that demand, the Company anticipates continued component shortages with respect to capacitors, crystals, diodes and transistors and longer lead times of these components from time to time. Although Sequent Computer Systems Inc., which accounted for approximately 49.1% of 1994 sales, second-sourced some of its products during 1995, the Company successfully undertook the transition to serving a much larger and more diversified customer base. Sequent accounted for approximately 27.6% of sales during 1995.

        Gross profit increased $0.31 million, or 2.6% over 1994. Gross profit as a percentage of sales increased from 12.2% for 1994 to 12.5% for 1995. The slight improvement in gross profit reflects continuing productivity improvements in operations and a more profitable product mix. Also contributing to the increase was a reduction in cost of sales due to the increased availability, and consequent decline in the price, of the semiconductor components subject to allocation from the second quarter of 1992 through the second quarter of 1994. The shortage of certain components discussed above did not materially impact gross profits because the components involved are lower cost components than those which were subject to the allocation procedures implemented through the second quarter of 1994.

        Selling expenses decreased by $23,000, or 1.6%, from 1994 to $1.4 million. The decrease in selling expenses was generally consistent with the decline in sales.

        General and administrative expenses decreased $142,000, or 8.1% from 1994 to $1.6 million in 1995. The decrease was generally consistent with the decline in sales.

        Interest income was $268,000 in 1995 compared to $252,000 in 1994. The increase was due to the temporary investment by the Company of cash in interest bearing marketable securities.

        Income tax expense of $3.4 million represented an effective tax rate of 35.5% for the year ended December 31, 1995, compared with an effective tax rate of 36.2% for the year ended December 31, 1994.

        The Company reported net income of approximately $6.1 million, or $1.50 per share, for 1995 compared with net income of approximately $5.8 million, or $1.41 per share for 1994. The approximately $0.4 million increase in net income during 1995 was primarily a result of higher gross margins in 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its growth and operations through funds generated from operations, proceeds from the sale of its common stock and, during 1996, funds borrowed under its credit facilities. Prior to the second quarter of 1996, the Company had never borrowed any amounts under its available line of credit.

        Cash provided by operating activities was $12.3 million in 1996 compared to cash used in operating activities of $3.4 million in 1995. In 1996, substantial increases in accounts receivable were offset by net income, depreciation and amortization, and increases in accounts payable and accrued liabilities and decreases in inventory, net of effects from the acquisition of EMD. The Company's accounts receivable and inventories have increased from $20.2 million and $23.0 million, respectively, at December 31, 1995 to $39.2 million and $48.1 million, respectively, at December 31, 1996, reflecting the Company's increased sales during this period. The Company expects continued increases in accounts receivable and inventories to support the anticipated growth in sales. The Company continued and is continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to the Company. The Company has not experienced significant supply constraints in the past year nor does it expect to in the near future.

        Cash used in investing activities was $49.0 million for the year ended December 31, 1996. The Company completed the planned expansion of its production capacity at the Angleton plant during the second quarter of 1996, after which the Company had 12 surface mount assembly lines in operation at the Angleton plant. Capital expenditures of $8.6 million during the year were primarily concentrated in the expansion of the facility and surface mount assembly equipment associated with this expansion. On July 30, 1996, the Company completed its acquisition of EMD. Approximately $30.8 million in cash was used to complete the acquisition. See Note 2 of Notes to Consolidated Financial Statements.

        Cash provided by financing activities was $47.7 million for the year ended December 31, 1996. During 1996 the Company obtained a four-year, $15 million revolving line of credit which replaced the Company's prior revolving credit facility, financed a portion of the cash consideration of the acquisition of EMD, refinanced the revolving line of credit at EMD and provided for future working capital needs. This line of credit is unsecured and is guaranteed by each of the Company's United States subsidiaries. The credit agreement related to this line of credit contains certain financial covenants and restricts the ability of the Company (i) to incur additional debt without the consent of the bank and (ii) to pay dividends. The Company is entitled to borrow under the line of credit up to the lesser of $15 million or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. The Company is entitled to prepay the line of credit without penalty at any time upon proper notice to the bank. The Company currently has no outstanding debt under its line of credit.

        Interest on the revolving credit facility accrues, at the Company's option, at either the bank's Fixed Eurodollar Rate plus from .625% to 1.75% per annum or its prime rate. The margin on the Fixed Eurodollar Rate fluctuates with the Company's ratio of Funded Debt to EBITDA. Interest is payable quarterly. A commitment fee of 0.17% per annum on the unused portion of the revolving credit facility is payable quarterly in arrears.

        In order to finance a portion of the cash consideration for the acquisition of EMD, the Company issued a $30 million, 8.02% Senior Note due 2006 (Senior Note) to Northwestern Mutual Life Insurance Company. The Senior Note is unsecured and guaranteed by each of the Company's United States subsidiaries. Principal on the Senior Note is payable in annual installments of $5 million beginning July 31, 2001 with a final installment of the unpaid principal amount due July 31, 2006.

        The purchase agreement relating to the Senior Note (the Purchase Agreement) includes customary affirmative and negative covenants and requires that the Company maintain (i) a tangible net worth of not less that the sum of
(a) $39.0 million, (b) 50% of the Company's net income after June 30, 1996 and
(c) the aggregate amount of net cash proceeds from the sale of Common Stock after June 30, 1996; (ii) minimum fixed charge and interest coverage ratios; and
(iii) a ratio of consolidated indebtedness to earnings before interest, taxes, depreciation and amortization of not greater than 3.25 to 1.00 at any time prior to March 31, 1997 and not greater than 3.00 to 1.00 at any time on or after March 31, 1997. Upon any prepayment of all or a portion of the Senior Note, the Company is obligated to pay the holder a premium on the amount prepaid. The Purchase Agreement contains a provision that in the event of a change of control (defined generally to mean the acquisition by a person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of beneficial ownership or more than 50% of the total voting power of the outstanding voting stock of the Company), the Company must offer to repurchase the Senior Note at par plus any prepayment penalty. The Purchase Agreement also prohibits the payment of cash dividends by the Company at any time when an event of default has occurred and is continuing under the agreement, and otherwise limits the funds the Company may use for the payment of dividends to the sum of (i) 50% of cumulative net income subsequent to July 30,1996, (ii) $10 million, and (iii) the net proceeds of the sale of equity.

        During November, 1996, the Company issued 1,016,500 shares of common stock in a public offering for net proceeds of approximately $28.5 million. The net proceeds to the Company from the offering were used to repay all amounts outstanding under the Company's revolving line of credit. The balance of the offering proceeds will be used for working capital and other general corporate purposes. See Note 7 of the Notes to the Consolidated Financial Statements.

        The Company's operations are subject to certain federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. Some risk of costs and liabilities related to these matters is inherent in the Company's business as with many similar businesses. Management believes that the Company's business is operated in substantial compliance with applicable environmental, waste management, health and safety regulations.

        The Company may require additional capital to finance further enhancements to or acquisitions or expansions of its manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by its existing debt agreements. Management believes that the existing cash balances, funds generated from operations, and borrowings under Company's credit facility will be sufficient to permit the Company to meet its liquidity requirements in 1997 and for the foreseeable future.

        The Company does not hold or issue derivative financial instruments in the normal course of business. Inflation and changing prices have not significantly affected the Company's operating results or the markets in which the Company performs services.

CONSOLIDATED BALANCE SHEETS
Benchmark Electronics, Inc. and Subsidiaries

                                                           December 31,
                                                        l996           l995
--------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents ..................   $  13,800,013   $  2,785,336
    Accounts receivable, net ...................      39,182,629     20,166,697
    Income taxes receivable ....................         387,864        392,606
    Inventories ................................      48,100,338     22,983,155
    Prepaid expenses and other assets ..........         819,806        255,141
    Deferred tax asset .........................       1,091,170        372,271
                                                   -----------------------------
           Total current assets ................     103,381,820     46,955,206
Property, plant and equipment ..................      44,468,964     17,956,102
Accumulated depreciation .......................     (13,834,261)    (7,873,860)
                                                   -----------------------------
           Net property, plant and equipment ...      30,634,703     10,082,242
Goodwill, net ..................................      24,350,291           --
Marketable securities ..........................       9,508,234           --
Other ..........................................         298,483           --
                                                   -----------------------------
                                                   $ 168,173,531   $ 57,037,448
                                                   =============================
Liabilities and Shareholders' Equity
Current liabilities:
    Current installments of long-term debt .....   $     239,165   $       --
    Accounts payable ...........................      24,352,472      9,116,298
    Accrued liabilities ........................       6,204,535        553,939
                                                   -----------------------------
           Total current liabilities ...........      30,796,172      9,670,237
                                                   -----------------------------
Long-term debt, excluding current installments .      30,485,333           --
Deferred tax liability .........................       1,892,612        743,143
Shareholders' equity:
    Preferred shares, $.10 par value;
        5,000,000 shares authorized, none
        issued .................................            --             --
    Common shares, $.10 par value;
        10,000,000 shares authorized:
        issued 5,763,276 and 4,046,142,
        respectively; outstanding
        5,738,534 and 4,021,400, respectively ..         573,853        402,140
    Additional paid-in capital .................      69,148,168     19,808,050
    Retained earnings ..........................      35,337,868     26,474,353
    Less treasury shares, at cost, 24,742 shares         (60,475)       (60,475)
                                                   -----------------------------
           Total shareholders' equity ..........   $ 104,999,414   $ 46,624,068
    Commitments and contingencies
                                                   -----------------------------
                                                   $ 168,173,531   $ 57,037,448
                                                   =============================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Benchmark Electronics, Inc. and Subsidiaries

                                               Year ended December 31,
                                         1996            1995          1994
--------------------------------------------------------------------------------
Sales ............................. $ 201,296,320   $ 97,352,935   $ 98,168,531
Cost of sales .....................   177,981,328     85,113,385     86,236,300
                                    --------------------------------------------
        Gross profit ..............    23,314,992     12,239,550     11,932,231
Selling expenses ..................     1,814,793      1,389,978      1,412,720
General and administrative expenses     5,413,040      1,599,520      1,741,274
Amortization of goodwill ..........       695,722           --             --
                                    --------------------------------------------
        Income from operations ....    15,391,437      9,250,052      8,778,237
Interest expense ..................    (1,441,834)          --             --
Interest income ...................       442,384        268,029        252,302
Other income ......................        90,880         12,601         11,228
                                    --------------------------------------------
        Income before income taxes     14,482,867      9,530,682      9,041,767
Income tax expense ................    (5,619,352)    (3,382,727)    (3,272,215)
                                    --------------------------------------------
           Net income ............. $   8,863,515   $  6,147,955   $  5,769,552
                                    ============================================
Earnings per common share ......... $        1.92   $       1.50   $       1.41
                                    ============================================
Weighted average common and
    equivalent shares outstanding .     4,611,038      4,106,476      4,087,601

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Benchmark Electronics, Inc. and Subsidiaries

                                                                Additional                                 Total
                                                     Common      paid-in      Retained     Treasury    shareholders'
                                          Shares     shares      capital      earnings      shares        equity
-------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1993 .........   3,991,900   $399,190   $19,317,747   $14,556,846   $(60,475)   $ 34,213,308
Stock options exercised .............      15,800      1,580       146,854          --         --           148,434
Net income ..........................        --         --            --       5,769,552       --         5,769,552
                                       ----------------------------------------------------------------------------
Balances, December 31, 1994 .........   4,007,700    400,770    19,464,601    20,326,398    (60,475)     40,131,294
Stock options exercised .............      13,700      1,370       198,885          --         --           200,255
Federal tax benefit of
   stock options exercised ..........        --         --         144,564          --         --           144,564
Net income ..........................        --         --            --       6,147,955       --         6,147,955
                                       ----------------------------------------------------------------------------
Balances, December 31, 1995 .........   4,021,400    402,140    19,808,050    26,474,353    (60,475)     46,624,068
Common shares issued in public
   offering, net of expenses ........   1,016,500    101,650    28,389,491          --         --        28,491,141
Stock options exercised .............      25,670      2,567       404,877          --         --           407,444
Federal tax benefit of stock
   options exercised ................        --         --          88,536          --         --            88,536
Acquisition of EMD Technologies, Inc.     674,964     67,496    20,443,310          --         --        20,510,806
Net Income ..........................        --         --            --       8,863,515       --         8,863,515
Effect of difference between
   fair value and cost of shares
   released from collateral .........        --         --          13,904          --         --            13,904
                                       ----------------------------------------------------------------------------
Balances, December 31, 1996 .........   5,738,534   $573,853   $69,148,168   $35,337,868   $(60,475)   $104,999,414
                                       ============================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Benchmark Electronics, Inc. and Subsidiaries

                                                                                     Year ended December 31,
                                                                               1996           1995           1994
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income .........................................................   $  8,863,515    $ 6,147,955    $ 5,769,552
    Adjustments to reconcile net income
      to net cash (used in) provided by operating activities:
        Depreciation ...................................................      5,723,922      2,059,262      1,888,224
        Amortization of premiums on marketable securities ..............         25,940         66,718        133,323
        Deferred income taxes ..........................................        408,346        132,963         72,215
        Amortization of goodwill .......................................        695,722           --             --
        Gain on the sale of property, plant and equipment ..............        (42,878)          --          (20,006)
        ESOP shares contribution .......................................         13,904           --             --
        Changes in operating assets and liabilities, net of effects from acquisition of business:
           Accounts receivable .........................................    (10,119,586)    (3,820,096)    (3,816,549)
           Income taxes receivable .....................................      1,082,715       (392,606)          --
           Inventories .................................................      3,131,340     (9,794,358)     5,698,526
           Prepaid expenses and other assets ...........................       (124,259)       (52,133)       152,609
           Accounts payable ............................................      1,782,239      2,679,659     (5,342,738)
           Accrued liabilities .........................................        895,208       (502,300)       185,888
           Current income taxes payable ................................           --           45,701       (118,056)
                                                                           ------------------------------------------
              Net cash (used in) provided by operations ................     12,336,128     (3,429,235)     4,602,988
Cash flows from investing activities:
    Additions to property, plant and equipment .........................     (8,684,400)    (2,290,160)    (6,321,347)
    Proceeds from the sale of property, plant and equipment ............         75,281           --             --
    Acquisition, net of cash acquired ..................................    (30,833,300)          --             --
    Proceeds from the sale or maturity of short-term investments .......           --        1,542,000      2,735,641
    Purchase of marketable securities ..................................     (9,534,174)          --             --
                                                                           ------------------------------------------
           Net cash used in investing activities .......................    (48,976,593)      (748,160)    (3,585,706)
Cash flows from financing activities:
    Net proceeds from public offering of common shares .................     28,491,141           --             --
    Proceeds from issuance of long-term debt ...........................     30,000,000           --             --
    Principal payments on revolving line of credit .....................    (10,928,329)          --             --
    Debt issuance costs ................................................       (315,114)          --             --
    Proceeds from stock options exercised ..............................        407,444        200,255        148,434
                                                                           ------------------------------------------
           Net cash provided by financing activities ...................     47,655,142        200,255        148,434
                                                                           ------------------------------------------
Net (decrease) increase in cash and cash equivalents ...................     11,014,677     (3,977,140)     1,165,716
Cash and cash equivalents at beginning of year .........................      2,785,336      6,762,476      5,596,760
                                                                           ------------------------------------------
Cash and cash equivalents at end of year ...............................   $ 13,800,013    $ 2,785,336    $ 6,762,476
                                                                           ==========================================
Supplemental disclosures of cash flow information:
    Income taxes paid ..................................................   $  4,171,224    $ 3,391,495    $ 3,318,056
                                                                           ==========================================
    Interest paid ......................................................   $    369,021           --             --
                                                                           ==========================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 --  Summary of Significant Accounting Policies

(a) Business

Benchmark Electronics, Inc. (the Company) is a Texas corporation which provides contract manufacturing and design services to original equipment manufacturers
(OEMs) in select industries, including medical devices, communications equipment, industrial and business computers, testing instruments, and industrial controls.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of Benchmark Electronics, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(d) Marketable Securities

Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts to maturity.

        Such amortization and interest are included in interest income. Realized gains and losses from the sale of available for sale securities are included in other income or expense and are determined on a specific identification method.

        At December 31, 1996, the Company's investments in marketable securities consist of Texas state guaranteed obligation bonds with an amortized cost of $4,996,276, fair value of $4,985,000 and unrealized loss of $11,276; and Lynnwood, Washington guaranteed obligation bonds with an amortized cost of $4,511,958, fair value of $4,509,000 and unrealized loss of $2,958. These investments are classified as long-term as the scheduled maturities range from December 1998 to December 1999. At December 31, 1995, the Company had no investments in marketable securities.

(e) Inventories

Inventories include material, labor and overhead and are stated at the lower of cost (first-in, first-out) or market.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the useful lives of the assets, which range from three to thirty years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the remainder of the lease term.

        The Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this Statement did not have a material impact of the Company's financial position, results of operations, or liquidity.

(g) Goodwill and Other Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 1996 was $695,722. The Company periodically reviews goodwill to assess recoverability. Other assets consist principally of deferred financing costs which are amortized over the life of the related debt. The accumulated amortization of deferred financing costs at December 31, 1996 was $25,082.

(h) Earnings Per Share

Earnings per common and common equivalent share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. For the purposes of this calculation, outstanding employee stock options are considered common stock equivalents. Fully diluted earnings per share are materially equal to primary earnings per share for all periods presented.

(i) Revenue Recognition

Revenues are recognized at the time the circuit boards are shipped to the customer, for both turnkey and consignment method sales. Under the consignment method, OEMs provide the Company with the electronic components to be assembled, and the Company recognizes revenue only on the labor used to assemble the product.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Stock Option Plans

Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternately, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(l) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Reclassifications

Certain amounts previously reported in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

(n) Fair Values of Financial Instruments

The fair values of the Company's cash equivalents, accounts receivable, accrued liabilities, and accounts payable approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

Note 2 -- Acquisition

On July 30, 1996, the Company completed its acquisition of EMD Technologies, Inc. (EMD). This business, headquartered in Winona, Minnesota, was acquired for 674,964 shares of common stock, $30,447,033 in cash, and the Company paid $2,208,136 in acquisition costs. The transaction was accounted for under the purchase method of accounting, and accordingly, the results of operations of EMD since July 30, 1996 have been included in the consolidated statements of income. The acquisition resulted in goodwill of $25,046,013 which will be amortized on a straight line basis over 15 years.

        The net purchase price was allocated as follows:

Working capital, other than cash .........................         $ 10,638,671
Property, plant and equipment ............................           17,598,785
Other assets .............................................               12,379
Goodwill .................................................           25,046,013
Other liabilities ........................................           (1,951,742)
                                                                   -------------
   Purchase price, net of cash received ..................         $ 51,344,106
                                                                   ------------
Net cash portion of purchase price .......................         $ 30,833,300
Common stock issued ......................................           20,510,806
                                                                     ----------
Purchase price, net of cash received .....................         $ 51,344,106
                                                                   ============

        The following unaudited summary pro forma condensed financial information reflects the acquisition as if it had occurred on January 1, 1995 for purposes of the consolidated statements of income. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisition in fact occurred on January 1, 1995 and is not intended to project the Company's results of operations for any future period or date.

(in thousands, except per share data)                      1996           1995
--------------------------------------------------------------------------------
Net sales .......................................        $292,298        258,107
Gross Profit ....................................          30,320         29,836
Income from operations ..........................          17,131         15,913
Income from continuing operations ...............           8,572          7,667
Earnings per common share:
  Continuing operations .........................        $   1.71           1.60
  Weighted average common and
     equivalent shares outstanding ..............           5,002          4,781

Note 3 -- Inventories

Inventory costs are summarized as follows:

                                                          December 31,
                                                   1996                 1995
--------------------------------------------------------------------------------
Raw materials .......................           $31,670,562           16,365,280
Work in process .....................            16,429,776            6,617,875
                                             -----------------------------------
                                                $48,100,338           22,983,155
                                             ===================================

Note 4 -- Property, Plant and Equipment
Property, plant and equipment consists of the following:

                                                           December 31,
                                                     1996               1995
--------------------------------------------------------------------------------
Land ....................................         $   391,969            305,914
Buildings ...............................           8,361,254          3,266,169
Machinery and equipment .................          29,499,683         12,881,836
Furniture and fixtures ..................           5,373,335            894,770
Vehicles ................................              51,087               --
Leasehold improvements ..................             491,578            396,232
Construction in progress ................             300,058            211,181
                                                  ------------------------------
                                                  $44,468,964         17,956,102
                                                  ==============================

Note 5 -- Borrowing Facilities

Long-term debt at December 31, 1996 consists of:
Senior note ............................................             $30,000,000
Other ..................................................                 724,498
                                                                    ------------
   Total long-term debt ................................              30,724,498
Less current installments ..............................                 239,165
                                                                    ------------
Long-term debt .........................................             $30,485,333
                                                                    ============

        In order to finance a portion of the cash consideration for the acquisition of EMD, the Company issued a $30 million, 8.02% Senior Note due 2006 ("Senior Note") to Northwestern Mutual Life Insurance Company. The Senior Note is unsecured and guaranteed by each of the Company's United States subsidiaries. Principal on the Senior Note is payable in annual installments of $5.0 million beginning July 31, 2001 with a final installment on the unpaid principal amount due July 31, 2006. Interest on the Senior Note is payable semi-annually on January 31st and July 31st.

        The purchase agreement relating to the Senior Note (the "Purchase Agreement") includes customary affirmative and negative convenants and restricts the ability of the Company to incur additional debt and to pay dividends. Upon any prepayment of all or a portion of the Senior Note, the Company is obligated to pay the holder a premium on the amount prepaid. The Purchase Agreement contains a provision that in the event of a change of control (defined generally to mean the acquisition by a person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of beneficial ownership of more than 50% of the total voting power of the outstanding voting stock of the Company), the Company must offer to repurchase the Senior Note at par plus any prepayment penalty.

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1996 are as follows: 1997, $239,165; 1998, $167,549;
1999, $199,960; 2000, $20,224; 2001, $5,021,771 and thereafter $25,075,829.

        The Company has a $15,000,000, four-year revolving line of credit with a commercial bank which is available primarily to finance accounts receivable and inventory requirements. The Company is entitled to borrow under the line of credit up to the lesser of $15,000,000 or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. As of December 31, 1996 and 1995, the Company had no borrowings outstanding under this line of credit. Interest on the line of credit is payable quarterly and accrues, at the Company's option, at either the bank's prime rate or its Fixed Eurodollar Rate plus 0.625% to 1.75% per annum. A commitment fee of 0.17% per annum on the unused portion of the line of credit is payable quarterly in arrears. The line of credit agreement contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends. The line of credit matures on July 31, 2000.

Note 6 -- Commitments

The Company has several noncancelable operating leases for office space and manufacturing facilities that expire through 2002. Rental expense under the leases for each of the years in the three-year period ended December 31, 1996 was $921,526, $213,765 and $330,007, respectively.

        The Company leases EMD's manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of three to ten years, expiring through December 2005 with annual renewals thereafter. Total rent expense associated with these leases for the year ended December 31, 1996 was $413,784

         Aggregate annual rental payments on future lease commitments at December 31, 1996 were as follows:

            1997                         $1,085,418
            1998                          1,096,908
            1999                          1,103,904
            2000                          1,119,900
            2001                          1,128,400
            Thereafter                    3,584,295
                                         ----------
                                         $9,118,825
                                         ==========

Note 7 -- Common Stock and Stock Option Plans

During 1996, the Company issued 1,016,500 shares of common stock in a public offering for net proceeds of $28,491,141.

        The Company's stock option plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 1,100,000 shares of the Company's common stock to key employees of the Company.

        The stock option plan provides for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The stock options will terminate no later than 10 years after the date of grant. Although options may vest in increments over time, they historically have become 20% vested two years after the options are granted and 100% vested after 5 years.

        In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc., 1994 Stock Option Plan for Non-Employee Directors (the "Plan") for the benefit of members of the Board of Directors of the Company or its Affiliates who are not employees of the Company or its Affiliates (as defined in the Plan). The aggregate number of shares of Common Stock for which options may be granted under the Plan is 100,000.

        Under the terms of the Plan, each member of the Board of Directors of the Company or its Affiliates who was not an employee of the Company or any of its Affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 3,000 shares of the Company's Common Stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 3,000 shares of Common Stock for the fiscal year in which the Plan was adopted by the Board of Directors and
(b) an option to purchase shares of Common Stock in amount equal to (i) 3,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 1996, 1995 and 1994, pursuant to the Plan, 15,000, 12,000 and 27,000 options, respectively, were granted to Directors to purchase shares of Common Stock at an exercise price of $29.38, $21.50 and $25.88 per share, respectively.

        The following table summarizes the activities relating to the Company's stock option plans:

                                                                   Weighted
                                                  Number of         Average
                                                   Shares        Exercise Price
--------------------------------------------------------------------------------
Balance at December 31, 1993 ...............       254,100          $15.10
   Granted .................................       122,000          $24.46
   Exercised ...............................       (15,800)         $ 9.39
   Canceled ................................        (8,200)         $15.53
                                                  ---------
Balance at December 31, 1994 ...............       352,100          $18.59
   Granted .................................       108,000          $23.52
   Exercised ...............................       (13,700)         $14.32
   Canceled ................................       (45,800)         $21.75
                                                  ---------
Balance at December 31, 1995 ...............       400,600          $19.70
   Granted .................................       326,500          $28.86
   Exercised ...............................       (25,670)         $16.26
   Canceled ................................       (22,600)         $27.61
                                                  ---------
Balance at December 31, 1996 ...............       678,830          $23.99
                                                  =========

        The following table summarizes information concerning currently outstanding and exercisable options:

                Options Outstanding    Options Exercisable

                         Weighted
                         Average    Weighted                Weighted
Range of               Outstanding   Average                Average
Exercise     Number    Contractual  Exercise     Number     Exercise
Prices     Outstanding     Life       Price   Exercisable    Price
---------------------------------------------------------------------
$8.75-$15    79,950        5.28      $10.37       79,950     $10.37
$15-$20      52,700        6.37      $17.58       52,700     $17.58
$20-$25     193,380        9.11      $23.20       74,520     $22.49
$25-$30     324,300        8.48      $28.31       40,000     $26.92
$30-$35      28,500        9.96      $30.20        3,000     $30.75
            -------                              -------
            678,830                              250,170
            -------                              -------

        At December 31, 1996, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.75 - $30.75 and 8.39 years, respectively.

        At December 31, 1996, 1995 and 1994, the number of options exercisable was 250,170, 172,640 and 90,760, respectively, and the weighted average exercise price of those options was $18.39, $15.79 and $14.70, respectively.

        The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $7,851,515, or $1.70 per share during 1996, or $5,856,955, or $1.43 per share during 1995. Pro forma net income reflects only options granted in 1996 and 1995. The fair value of the options granted during 1996 and 1995 is estimated as $3,416,000 and $1,065,000, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 30%, risk-free interest rate of 6%, assumed annual forfeiture rate of 5%, and an expected life of 5 years.

Note 8 -- Income Taxes
Income tax expense consists of:

                                   Year ended December 31,
                                1996         1995        1994
-----------------------------------------------------------------
Federal - Current            $4,322,471   2,913,464   2,794,636
State - Current                 888,535     336,300     405,364
Federal/State - Deferred        408,346     132,963      72,215
                            -------------------------------------
                             $5,619,352   3,382,727   3,272,215
                            =====================================

        Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to pretax income as a result of the following:

                                                 Year ended December 31,
                                            1996          1995          1994
--------------------------------------------------------------------------------
Tax at statutory rate ...............   $ 4,924,175     3,240,432     3,074,201
State taxes, net of federal benefit .       586,433       221,958       267,540
Tax exempt interest .................       (49,882)      (84,492)      (81,929)
Tax benefit from use of
   foreign sales corporation ........      (139,218)         --            --
Amortization of goodwill ............       236,545          --            --
Other ...............................        61,299         4,829        12,403
                                       -----------------------------------------
Total income tax expense ............   $ 5,619,352     3,382,727     3,272,215
                                       =========================================

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                                            1996         1995
--------------------------------------------------------------------------------
Deferred tax assets:
   Carrying values of inventories ...................   $   647,075     269,607
   Accrued liabilities deductible for tax purposes
      on a cash basis ...............................       444,095     102,664
                                                       -------------------------
                                                          1,091,170     372,271
   Less valuation allowance .........................          --          --
                                                       -------------------------
     Net deferred tax assets ........................   $ 1,091,170     372,271
                                                       =========================
Deferred tax liabilities:
   Plant and equipment, due to differences
      in depreciation ...............................   $(1,892,612)   (695,979)
   Other ............................................          --       (47,164)
                                                       -------------------------
   Gross deferred tax liability .....................    (1,892,612)   (743,143)
                                                       -------------------------
     Net deferred tax liability .....................   $  (801,442)   (370,872)
                                                       =========================

Note 9 -- Major Customers

The Company's customers operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the electronics industry, the Company's customers or their products could impact the Company's overall credit risk.

        The Company extends credit based on evaluation of its customers' financial condition and generally does not require collateral or other security from its customers and would incur an accounting loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement.

        Sales to major customers were as follows for the indicated periods:

                                      Year ended December 31,
(In thousands)                         1996     1995      1994
----------------------------------------------------------------
Customer A                           $33,680       --        --
Customer B                            28,638    9,718     6,186
Customer C                            22,160   16,666     2,922
Customer D                             8,938      114        --
Customer E                             8,003   26,903    48,184

        In 1994, Customer E in the table above notified the Company that it intended to second source some of its products beginning in 1995. The Company believes that its ongoing aggressive sales efforts, combined with the continuing trend toward the use of surface-mount technology by OEMs for the Company's turnkey manufacturing services reduced the overall impact of the customer's decision.

        In 1996, the Company had export sales of approximately $29 million to Europe from the Company's United States operations. There were no export sales in 1995 or 1994.

Note 10 -- Employee Benefit Plans

The Company has a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The Plan covers all employees with at least one year of service. The Company has agreed to contribute an amount equal to 50% of each participant's contributions to the extent such participant's contribution does not exceed 4% of their compensation for the year and 1% of each participant's compensation. A participant's contribution may not exceed 20% of annual compensation, or the maximum amount allowed as determined by the Internal Revenue Code. The Company may also make discretionary contributions to the plan. During 1996, 1995 and 1994 the Company made contributions to the plan of approximately $430,000, $185,000 and $155,000, respectively.

        Effective May 6, 1992, the Company adopted an Incentive Bonus Plan ("Bonus Plan") for the benefit of its employees, including executive officers. The Bonus Plan replaced the Company's Incentive Bonus Plan which was adopted in 1990. The Bonus Plan is administered by the Compensation Committee. The total amount of cash bonus awards to be made under the Bonus Plan for any plan year depends primarily on the Company's sales and net income for such year.

        For any plan year, the Company's sales and net income must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company in its business plan, as established at the beginning of each fiscal year, for any bonus awards to be made. Aggregate bonus awards to all participants under the Bonus Plan may not exceed 7% of the Company's net income. The Compensation Committee has the authority to determine the total amount of bonus awards, if any, to be made to the eligible employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $320,000 in 1996 and $350,000 in 1994 in conjunction with the bonus plans. No bonus amounts were accrued or expensed in 1995.

Note 11 -- Concentrations of Business Risk

The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company's inability to obtain any needed components during periods of allocation could cause delays in manufacturing and could adversely affect results of operations.

Note 12 -- Contingencies

The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position.

INDEPENDENT  AUDITORS'  REPORT

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

        We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                              KPMG PEAT MARWICK LLP

Houston, Texas
January 24, 1997

MANAGEMENT'S  REPORT

The management of Benchmark Electronics, Inc. has prepared and is responsible for the consolidated financial statements and related financial data contained in this report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

        The Company maintains internal accounting control systems that are adequate to prepare financial records and to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. We believe these systems are effective, and the cost of the systems does not exceed the benefits obtained.

        The Audit Committee, composed exclusively of outside directors, has reviewed all financial data included in this report. The committee meets periodically with the Company's management and independent public accountants on financial reporting matters. The independent public accountants have complete access to the Audit Committee and may meet with the committee, without management present, to discuss their audit results and opinions on the quality of financial reporting.

        The role of independent public accountants is to render a professional, independent opinion on management's financial statements to the extent required by generally accepted auditing standards. Benchmark's responsibility is to conduct its affairs according to the highest standards of personal and corporate conduct.

Donald E. Nigbor                        Cary T. Fu
President & Chief Executive Officer     Executive Vice President

CORPORATE  INFORMATION
QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 1996, 1995 and 1994. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

                                                      1996 Quarter
(In thousands, except per share data)     1st        2nd        3rd        4th
--------------------------------------------------------------------------------
Sales .............................     $30,383     33,500     62,304     75,109
Gross profit ......................       3,825      4,484      6,550      8,456
Net income ........................       1,839      2,025      2,365      2,635
Earnings per common share .........         .45        .49        .51        .48

                                                      1995 Quarter
                                          1st        2nd        3rd        4th
--------------------------------------------------------------------------------
Sales .............................     $23,115     23,646     24,393     26,199
Gross profit ......................       3,089      3,125      3,108      2,918
Net income ........................       1,569      1,588      1,561      1,430
Earnings per common share .........         .38        .39        .38        .35

                                                      1994 Quarter
                                          1st        2nd        3rd        4th
--------------------------------------------------------------------------------
Sales .............................     $24,275     25,045     25,099     23,750
Gross profit ......................       2,767      2,857      3,055      3,253
Net income ........................       1,335      1,375      1,473      1,587
Earnings per common share .........         .33        .34        .36        .39

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock is listed on the American Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the American Stock Exchange for the fiscal quarters (or portions thereof) indicated.

                                           1        2         3        4
--------------------------------------------------------------------------------

1995

High                                    $27 1/4   26 3/8    31 7/8   29 1/4
Low                                     $22 3/4   20 1/4    24 7/8   23 1/2

1996

High                                    $29 7/8   32        34 1/4   31 3/4
Low                                     $24 1/8   28        28 5/8   24 1/2

1997 (through March 20, 1997)

High                                    $32 3/4
Low                                     $28 5/8

        The last reported sale price of Common Stock on March 20, 1997, as reported by the American Stock Exchange, was $28 5/8. There were approximately 102 record holders of Common Stock as of March 20, 1997.

        The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

SELECTED  FINANCIAL  DATA

Benchmark Electronics, Inc. and Subsidiaries

                                                                    Year ended December 31,
(In thousands, except per-share data)                1996         1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------
Selected Statements of Income Data
Sales ..........................................   $ 201,296    $ 97,353    $ 98,168    $ 75,859    $ 50,647
Cost of sales ..................................     177,981      85,113      86,236      66,462      43,683
                                                  ----------------------------------------------------------
     Gross profit ..............................      23,315      12,240      11,932       9,397       6,964
                                                  ----------------------------------------------------------
Selling expenses ...............................       1,815       1,390       1,413       1,328       1,386
                                                  ----------------------------------------------------------
General and administrative expenses ............       5,413       1,600       1,741       1,542       1,311
Amortization of goodwill .......................        (696)       --          --            63         108
                                                  ----------------------------------------------------------
     Income from operations ....................      15,391       9,250       8,778       6,590       4,375
Interest expense ...............................      (1,442)       --          --          --          --
Interest income ................................         442         268         252         384         358
Other income (expense) .........................          92          13          11         (30)         26
Income tax expense .............................      (5,619)     (3,383)     (3,272)     (2,478)     (1,629)
                                                  ----------------------------------------------------------
     Income before cumulative effect of
        change in accounting principle .........       8,864       6,148       5,769       4,466       3,130
     Cumulative effect at January 1, 1993
        of change in accounting for income taxes        --          --          --           116        --
                                                  ----------------------------------------------------------
     Net income ................................   $   8,864    $  6,148    $  5,769    $  4,582    $  3,130
                                                  ==========================================================
Earnings per common share before cumulative
    effect of change in accounting principle (1)   $    1.92    $   1.50    $   1.41    $   1.10    $    .83
Cumulative effect at January 1, 1993
   of change in accounting for income taxes ....        --          --          --           .03        --
                                                  ----------------------------------------------------------
Earnings per common share (1) ..................   $    1.92    $   1.50    $   1.41    $   1.13    $    .83
     Weighted average common and
   equivalent shares outstanding ...............       4,611       4,106       4,088       4,066       3,762
                                                  ==========================================================

                                                   December 31,
(In thousands)                    1996       1995      1994      1993     1992
--------------------------------------------------------------------------------
Selected Balance Sheet Data
Working capital .............   $ 72,586   $37,285   $30,890   $29,160   $25,796
Total assets ................    168,174    57,037    48,333    47,425    34,380
Long-term debt ..............     30,485      --        --        --        --
Shareholders' equity ........   $104,999   $46,624   $40,131   $34,213   $29,573
                               =================================================

(1) See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings per common share.

CORPORATE AND SHAREHOLDER DATA

Officers                      Directors                                       Notices
Donald E. Nigbor(3)           David H. Arnold                                 STOCK TRANSFER AGENT AND REGISTRAR
President and                 President and Chairman of the Board
Chief Executive Officer       DCM Technology, Inc.                            Communications concerning stock transfer
                              Winona, Minnesota                               requirements, lost certificates or changes of
Steven A. Barton (1), (3)     (Machine Tool Manufacturing)                    address should be directed to:
Executive Vice President                                                          Harris Trust and Savings Bank
                              John C. Custer (1)                                  c/o Harris Trust Company of New York
Cary T. Fu (3)                Retired - Former Chairman of the Board              77 Water Street, 4th floor
Executive Vice President      Mason & Hanger-Silas Mason Co., Inc.                New York, NY 10005
                              Lexington, Kentucky                                 800/926-1269.
                              (Technical services contracting and
Lenora A. Gurton              engineering firm)
Secretary                                                                     STOCK TRADING
                              Steven A. Barton                                The common stock of Benchmark
Gayla J. Delly                Executive Vice President                        Electronics, Inc.  trades on the
Treasurer                     Benchmark Electronics, Inc.                     American Stock Exchange under the
                                                                              symbol BHE.
Christopher Nawrocki          Gerald W. Bodzy  (2)
Vice President;               Senior Vice President and Managing Director     SEC FORM 10-K
President of                  Stephens Inc.
EMD Associates, Inc.          Houston, Texas                                  A copy of the company's Annual Report
                              (Investment banking)                            on Form 10-K for the fiscal year ended
(1) Part-time since June 1993                                                 December 31, 1996, filed with the
                              Peter G. Dorflinger (1) (2)                     Securities and Exchange Commission,
                              Vice President and General Counsel              is available without charge upon written
General Counsel               Advanced Medical Instruments                    request to:
                              Houston, Texas                                      Gayla J. Delly
                              (Medical instruments manufacturer)                  Treasurer
Bracewell & Patterson, L.L.P.                                                     Benchmark Electronics, Inc.
Houston, Texas                Cary T. Fu                                          3000 Technology Drive
                              Executive Vice President                            Angleton, TX 77515
                              Benchmark Electronics, Inc.
Independent Auditors                                                          FINANCIAL MAILING LIST
                              Donald E. Nigbor
KPMG Peat Marwick LLP         President and Chief Executive Officer           Shareholders whose stock is held in
Houston, Texas                Benchmark Electronics, Inc.                     trust or by a brokerage firm may receive
                                                                              timely financial mailings directly from
                              (1) Member of Compensation Committee            Benchmark by writing to Ms. Gayla J.
                              (2) Member of Audit Committee                   Delly at the above address.
                              (3) Executive Officer
                                                                              ANNUAL MEETING
                                                                              Interested shareholders are invited to
                                                                              attend the Benchmark Electronics, Inc.
                                                                              annual meeting, which will be held at
                                                                              10:00 a.m. on Tuesday, May 20, 1997,
                                                                              at the Doubletree Hotel at Allen Center,
                                                                              400 Dallas Street, Houston, Texas.

This annual report is printed on recycled paper.