Form 10-K, Exhibit 13
period 1997-12-31
BENCHMARK ELECTRONICS INC
filed 1998-03-31
CIK 863436

EXHIBIT 13

Strategic Growth

(Illustration of map showing locations with beginning year)

Benchmark Electronics
1997 Annual Report

Financial Highlights
Benchmark Electronics, Inc. and Subsidiaries

Year ended December 31,
(IN THOUSANDS, EXCEPT PER-SHARE DATA)    1997     1996      1995     1994     1993
------------------------------------------------------------------------------------
Sales .............................   $325,229   201,296   97,353   98,168   75,859
Income from operations ............   $ 25,112    15,391    9,250    8,778    6,590
Net income ........................   $ 15,090     8,864    6,148    5,769    4,582
Earnings per common share (diluted)   $   1.25      0.96     0.75     0.71     0.56
Working capital ...................   $ 87,879    72,586   37,285   30,890   29,160
Total assets ......................   $190,322   168,174   57,037   48,333   47,425
Long-term debt ....................   $ 30,330    30,485     --       --       --
Shareholders' equity ..............   $120,872   104,999   46,624   40,131   34,213
Weighted average common and
    equivalent shares outstanding .     12,049     9,222    8,213    8,176    8,132

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

About the Cover
The map shows Benchmark's growth beginning in Texas in 1986, expanding to Oregon in 1991, to Minnesota in 1996, and to New Hampshire in 1998. Benchmark expects to open a greenfield office in Europe later in 1998.

Table of Contents
The Company at a Glance                           1
Financial Highlights                              1
President's Letter                                2
Strategic Growth Programs                         6
Management's Discussion and Analysis              9
Financial Statements                             15
Notes to Financial Statements                    19
Independent Auditors' Report                     28
Management's Report                              28
Quarterly Financial Data                         29
Market for the Registrant's Common Equity
  and Related Shareholder Matters                30
Selected Financial Data                          31
Corporate and Shareholder Data                   32

President's letter
Dear Shareholder:

It is my pleasure to report to you once again our company's outstanding financial results in calendar year 1997. The acquisition of EMD Technologies, Inc. in 1996, and the continued growth and expansion of our traditional business, meant that Benchmark Electronics, Inc. generated record net income of $15,089,663, or diluted earnings per share of $1.25. The company posted record sales of $325,229,015--approximately 62% greater than 1996. And once again we showed a record year-end backlog, reaching $302,000,000 as of December 31, 1997.

(Charts of Sales ($ millions), Income ($ millions), Diluted EPS ($) for the last 5 years. Caption: Benchmark achieved record-breaking financial results for calendar year 1997.)

   Our revenue growth during 1997 was once again more than twice that of the electronic contract manufacturing industry's average, as compiled by the Institute for Interconnecting and Packaging Electronic Circuits (IPC).

(Chart of Compound Average Growth Rate Comparison of IPC of 20% and Benchmark* of 40% *includes the effect of merger and acquisition activities. Caption:
Benchmark's compound sales revenue growth versus the IPC average for 1993-1997.)

   One of our more important objectives during this past year was the integration of EMD into the Benchmark family. We expanded and focused the marketing and sales activities of that operation and increased significantly the business attributed to existing customers, at the same time adding a number of promising new customers. Rather than shrinking, or downsizing, as workers so often fear following the change of corporate ownership, the number of employees at EMD actually grew by approximately 20% during the year following its acquisition by Benchmark.

(Pie chart of Market Segments of Telecommunications 21%, Test & Instruments 11%, Medical Devices 17%, Computer Systems 39%, Industrial Controls 12%. Caption:
Benchmark's 1997 sales by market segment)

   Looking to the future, we formed a company-wide team which last year began to concentrate on the selection and installation of an extensive Enterprise Resource Planning System to allow all of our existing operations to function on the same business system, and, more importantly perhaps, enable additional domestic and international acquisitions or start-up facilities to tie in to this state-of-the-art management information system. This new Enterprise Resource Planning System will be initially implemented during 1998 and is designed to accommodate the projected growth of our management information system needs into the foreseeable future.

   This year I am especially pleased to report to you that, as of May 15, 1997, the common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange. Effective July 28, 1997, to further our efforts to increase the trading volume of Benchmark shares, we completed a 2 for 1 stock split.

   These three factors--the excellent operating results produced during 1997, the listing on the New York Stock Exchange, and the stock split--combined with a positive stock market climate boosted the shareholder value of Benchmark common stock dramatically.

   Another key area of management emphasis during 1997 was our merger and acquisition activity. As the contract manufacturing industry has matured, the rate of mergers and acquisitions has increased quite rapidly. During the latter part of 1997 we began evaluating the business prospects, negotiating the purchase terms and performing due diligence on the contract electronics manufacturing subsidiary of the Lockheed Martin Corporation, which is located in Hudson, New Hampshire. We formally announced the acquisition in January of 1998 and closed the transaction with Lockheed on February 23, 1998. The acquisition of this Lockheed subsidiary is expected to play a significant role in Benchmark's continued growth.

   Finally, we figuratively broke new ground during 1997, beginning to plan for our global expansion initially to serve our customers' outsourcing needs in Europe. International expansion is an important step in Benchmark's future, enabling us to increase our business with those existing customers which have European sales and support operations and require an outsourcing capability. Beyond that, though, we expect to garner new international customers, thus diversifying the overall revenue base at Benchmark. Growth opportunities from international expansion are especially promising since outsourcing and electronic contract manufacturing are not quite as widespread in Europe as it is domestically.

   Once again, my sincere thanks and appreciation to all the Benchmark Electronics employees who worked so hard to make 1997 a very successful year for our company.

   You'll find more details about your company's strategic growth programs in the following pages of this shareholder report.

Sincerely,

Donald E. Nigbor
President and Chief Executive Officer
February 28, 1998

(Photo of management. Caption: The officers responsible for Benchmark's previous growth continued to serve the company in the same capacities during 1997. Seated left to right: Donald Nigbor and Cary Fu. Standing left to right: Lenora Gurton, Christopher Nawrocki, Gayla Delly, Steven Barton.)

Strategic Growth Programs
Acquisition of Lockheed Martin Subsidiary
Thanks to a combination of Benchmark's strategic focus on serving high-end industrial electronics original equipment manufacturers (OEM), and to our close business fit with Lockheed Martin Corporation's commercial electronics subsidiary, plus the geographic location of Lockheed's facility, that organization became a favorable acquisition candidate for our company.

   The Hudson, New Hampshire, location of the Lockheed Martin commercial electronics subsidiary is ideally positioned to serve the Boston Metro electronics market, which is one of the fastest growing markets for electronic manufacturing services in the United States. Our new subsidiary operates from 250,000 square-foot facility on a 40-acre campus that we are currently leasing from Lockheed.

   The largest customer served by this affiliate is engaged in manufacturing mass storage for high-end computers. It is also important to note that there is no overlap with existing Benchmark customers. The acquisition directly and immediately diversifies our existing revenue base and should provide us access to both other markets and other geographical regions where we can expand our customer base.

   The manufacturing capabilities in Hudson are quite similar to other Benchmark facilities; the facility does not service high volume consumer products such as personal computers or automotive electronics.

   (Photo of New Hampshire facility. Caption: The Hudson, New Hampshire facility leased by Benchmark from the Lockheed Martin Corporation is located near the Boston Metro electronics market.)

   Our new subsidiary has advanced manufacturing and test technologies but lacks the corporate engineering resources available within the Benchmark family. Those Benchmark resources will expand the New Hampshire operation's design and test capabilities. That should be a strong competitive factor helping this business unit achieve its full potential within its marketing territory.

   At the same time, our acquisition is expected to enhance the company's existing marketing abilities, enabling us to provide improved service to outsourcing clients nationwide.

(Illustration of map of USA with locations with beginning years. Caption:
Benchmark is moving more quickly to expand its manufacturing and marketing capabilities to customers across the country and overseas.)

   Another opportunity arising from the acquisition of the New Hampshire operation is the improvement of our corporation's procurement leverage, allowing each of our facilities to offer more cost effective material solutions to our outsourcing clients. Since material content is the most significant cost factor in our clients' products, our additional strength in this area is crucial. Moreover, we've found that customers now tend to outsource their engineering requirements as well as their manufacturing. As the contract electronics manufacturing industry matures, it will be even more critical to offer strong engineering and design capabilities and to provide state-of-the-art manufacturing services in order to maintain our status as a top tier supplier.

European Greenfield Operation
Last year a Benchmark work group researched the most likely merger or acquisition candidates from among electronic manufacturing firms and original equipment manufacturers across Europe. Reviewing their findings, we decided at the present time to initiate a Greenfield (start-up) operation there.
   The key strategic reason for locating in Europe is to serve our existing customer base of European clients. A start-up operation is attractive because of the favorable climate for government support and the readily available base of trained engineers and technicians to support manufacturing and design engineering requirements.

   (Illustration of map of Europe, no caption)

   Our European operation will initially perform test, repair and upgrade services for our existing customer base requiring European outsourcing. We believe this operation will be of great benefit to those customers, since overseas repairs or upgrades allow them a faster turnaround for their products, guaranteeing greater goodwill from their customers.
   Within a year or two, we intend to add state-of-the-art thru-hole and surface mount manufacturing capabilities to our European operation. Eventually we expect to provide engineering and design services for European clients, either by acquisition of an engineering firm or expansion of our own corporate engineering resources.
   The overall use of electronic contract manufacturing services by European OEMs is somewhat further behind in Europe than in the United States indicating to us a positive environment for growth.
   Our initial personnel level will be quite modest at our new European facility, but by providing leading edge outsourcing solutions to European customers we expect that the new operation will continually grow and improve.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The following Management's Discussion and Analysis of Financial
Condition and Results of Operations should be read in conjunction with the "Selected Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere herein. The following discussion and analysis contains certain forward-looking statements regarding future financial condition and results of operations and the Company's business operations. The words "expect," "estimate," "anticipate," "predict," and similar expressions are intended to identify forward looking statements. Such statements involve risks, uncertainties, and assumptions, including but not limited to, industry and economic conditions and customer actions and other factors discussed in the Company's Form 10-K and in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Acquisition
On July 30, 1996, the Company completed its acquisition of EMD Technologies, Inc. (EMD). This business, headquartered in Winona, Minnesota, was acquired for 1,349,928 shares of common stock, $30.5 million in cash, and the Company paid $2.2 million in acquisition costs. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of EMD since July 30, 1996 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $25.0 million which is being amortized on a straight line basis over 15 years. See Note 2 of Notes to Consolidated Financial Statements.

      In order to finance a portion of the cash consideration for the acquisition of EMD, the Company issued a $30 million, 8.02% Senior Note due 2006 (Senior Note) to Northwestern Mutual Life Insurance Company and obtained a four-year, $15 million revolving line of credit with a commercial bank which replaced the Company's prior revolving line of credit. See Note 5 of Notes to Consolidated Financial Statements. This revolving line of credit was replaced in February 1998. See "Liquidity and Capital Resources".

Results of Operations
The following table presents the percentage relationship that certain items in the Company's Consolidated Statements of Income bear to sales for the periods indicated.

                                                         Percentage of Sales
                                                        Year ended December 31,
                                                       1997      1996      1995
                                                      --------------------------
Sales .............................................   100.0%    100.0%    100.0%
Cost of sales .....................................    87.8      88.4      87.5
                                                      --------------------------
    Gross profit ..................................    12.2      11.6      12.5
Selling, general and administrative expenses ......     3.9       3.6       3.0
Amortization of goodwill ..........................      .5        .3      --
                                                      --------------------------
    Income from operations ........................     7.8       7.7       9.5
                                                      --------------------------
Other income (expense) ............................     (.5)      (.5)       .3
                                                      --------------------------
    Income before income taxes ....................     7.4       7.2       9.8
Income tax expense ................................     2.7       2.8       3.5
                                                      --------------------------
    Net Income ....................................     4.6%      4.4%      6.3%
                                                      --------------------------

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996 Sales in 1997 increased $123.9 million, or 61.6% over 1996 sales. The increase in sales resulted primarily from increased sales volume from existing customers, the addition of new customers and the acquisition of EMD on July 30, 1996.

      A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1997, the Company's three largest customers accounted for approximately 55.8% of the Company's sales, and the Company's largest customer accounted for approximately 37% of sales. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the Company's major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on the Company.

      The Company had a record year-end backlog of $302 million at December 31, 1997, as compared to the 1996 year-end backlog of $230 million. Although the Company expects to fill substantially all of this backlog in 1998, the Company has no long-term contract agreements from its customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with new customers cannot be assured, nor can there be any assurance that any of the Company's current customers will continue to utilize the Company's services.

      Gross profit increased $16.3 million, or 69.8% over 1996. Gross profit as a percentage of sales increased from 11.6% for 1996 to 12.2% for 1997. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing with the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The increase in gross profit as a percentage of sales during 1997 was due primarily to the product mix and the initiation of new programs during 1996.

      Selling, general and administrative expenses increased $5.6 million, or 77.3%, from 1996 to $12.8 million. In order to satisfy the increased level of business activity and to continue the development and improvement of the systems and processes necessary to accommodate future growth, the Company has continued to add personnel. The increase in selling, general and administrative expenses reflects these additional personnel and related departmental expense, as well as the additional administrative expenses resulting from the inclusion of EMD in the full year of 1997. The Company anticipates selling, general and administrative expenses will continue to increase in nominal terms as the Company continues to build the internal management and support systems necessary to support higher revenue levels.

      The amortization of goodwill associated with the acquisition of EMD for the years ended December 31, 1997 and 1996 was $1.7 million and $0.7 million, respectively. Interest expense incurred by the Company on the debt incurred in connection with the acquisition of EMD was approximately $2.5 million and $1.4 million, respectively, in 1997 and 1996. The increased amortization and interest expense in 1997 reflected the effect of including EMD's operations for a full year.

      Interest income was approximately $1.2 million in 1997 compared to $0.4 million in 1996. The increase was due to the investment by the Company of available cash in interest bearing marketable securities and cash equivalents.

      Income tax expense of $8.9 million represented an effective tax rate of 37% for the year ended December 31, 1997, compared with an effective tax rate of 38.8% for the year ended December 31, 1996. The decrease was due to the benefit from the use of a foreign sales corporation and non-taxable interest earned on municipal investments partially offset by nondeductible amortization of goodwill.

      The Company reported net income of approximately $15.1 million, or diluted earnings of $1.25 per share, for 1997 compared with net income of approximately $8.9 million, or diluted earnings of $0.96 per share for 1996. The approximately $6.2 million increase in net income during 1997 was a result of the combined effects of the acquisition of EMD and the overall increase in income from operations resulting from the factors discussed above.

Year Ended December 31, 1996 Compared With Year Ended December 31, 1995 Sales in 1996 increased $103.9 million, or 106.8% over 1995 sales. Approximately 65% of this increase in sales was due to the acquisition of EMD during the third quarter of 1996 and the remainder of the sales increase resulted from increased production volumes made possible by the expansion of the surface mount assembly capacity at the Company's Angleton, Texas facility, which was completed during the second quarter of 1996. In addition, the increase in production volumes during 1996 was attributable in part to the fulfillment during the first quarter of 1996 of orders that were subject to customers' changes in production schedules and product mix experienced by the Company in the last quarter of 1995 and to the absence of component shortages during 1996 which had caused delays during 1995.

      A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1996, the Company's three largest customers accounted for approximately 42% of the Company's sales, and the Company's largest customer accounted for approximately 17% of sales.

      The Company had a then record year-end backlog of $230 million at December 31, 1996, as compared to the 1995 year-end backlog of $117 million.

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

      Selling, general and administrative expenses increased $4.2 million, or 141.8%, from 1995 to $7.2 million. The acquisition of EMD resulted in additional personnel and related expenses supporting the subsidiary operations. Additionally in order to satisfy the increased level of business activity and to continue the development and improvement of the systems and processes necessary to accommodate future growth, the Company has added management personnel. The increase in selling, general and administrative expenses reflects these additional personnel and related departmental expenses, as well as the additional administrative expenses, such as travel and communication costs incurred in connection with the acquisition of EMD.

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

      Income tax expense of $5.6 million represented an effective tax rate of 38.8% for the year ended December 31, 1996, compared with an effective tax rate of 35.5% for the year ended December 31, 1995. The increase is due to nondeductible amortization of goodwill partially offset by the benefit from the use of a foreign sales corporation.

      The Company reported net income of approximately $8.9 million, or diluted earnings of $0.96 per share, for 1996 compared with net income of approximately $6.1 million, or diluted earnings of $0.75 per share for 1995. The approximately $2.7 million increase in net income during 1996 was a result of the combined effects of the acquisition of EMD and the overall increase in income from operations resulting from the factors discussed above.

Liquidity and Capital Resources
The Company has financed its growth and operations through funds generated from operations, proceeds from the sale of its common stock and, during 1996, funds borrowed under its credit facilities. Prior to the second quarter of 1996, the Company had never borrowed any amounts under its available line of credit.

      Cash provided by (used in) operating activities was $19.3 million, $12.3 million and ($3.4 million) in 1997, 1996 and 1995, respectively. In 1997, substantial increases in inventory were offset by net income, depreciation and amortization, and increases in accounts payable. The Company's inventories have increased from $48.1 million at December 31, 1996 to $61.1 million at December 31, 1997, reflecting the Company's increased sales and backlog during this period. In 1996, substantial increases in accounts receivable were offset by net income, depreciation and amortization, and increases in accounts payable and accrued liabilities and decreases in inventory, net of effects from the acquisition of EMD. The Company's accounts receivable and inventories increased from $20.2 million and $23.0 million, respectively, at December 31 1995 to $39.2 million and $48.1 million, respectively at December 31, 1996, reflecting the Company's increased sales during this period. In 1995, increases in accounts receivables and inventories were offset by net income, depreciation and increases in accounts payable. The Company's accounts receivable and inventories increased from $16.3 million and $13.2 million, respectively, at December 31 1994 to $20.2 million and $23.0 million, respectively at December 31, 1995, reflecting the Company's increased backlog during this period. The Company expects continued increases in inventories to support the anticipated growth in sales. The Company continued and is continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate, the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to the Company. The Company has not experienced significant supply constraints in the past year nor does it expect to in the near future.

      Cash used in investing activities was $12.4 million, $49.0 million and $0.7 million, respectively, for the years ended December 31, 1997, 1996 and 1995. Capital expenditures of $10.4 million during 1997 were primarily concentrated in surface mount assembly, test and manufacturing production equipment. The Company completed the planned expansion of its production capacity at the Angleton plant during 1996, after which the Company had 12 surface mount assembly lines in operation at the Angleton plant. Capital expenditures of $8.6 million during 1996 and $2.3 million during 1995 were primarily concentrated in the expansion of the Angleton facility and surface mount assembly equipment associated with this expansion. On July 30, 1996, the Company completed its acquisition of EMD for approximately $30.5 million in cash. See Note 2 of Notes to Consolidated Financial Statements. The Company invested $2.3 million and $9.5 million, respectively, during 1997 and 1996, of available cash in interest bearing marketable securities.

      Cash provided by financing activities was $0.4 million, $47.7 million and $0.2 million, respectively, for the years ended December 31, 1997, 1996 and 1995. During 1997, cash provided by financing activities consisted primarily of $0.7 million of proceeds from stock options exercised, offset by $0.2 million of principal payments on long-term debt. During 1996, cash provided by financing activities consisted primarily of $30 million of proceeds from the issuance of long-term debt, $28.5 million of net proceeds from the public offering of common shares, offset by $10.9 million of principal payments on long-term debt. During 1995, cash provided by financing activities consisted of $0.2 million of proceeds from stock options exercised.

      On February 23, 1998, the Company acquired Lockheed Commercial Electronics Company (LCEC) for $70 million in cash, $40 million of which was obtained through borrowings under a five-year term loan (the Term Loan) with a commercial bank. LCEC, situated in Hudson, New Hampshire, is one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. Principal on the Term Loan is payable in quarterly installments of $2,000,000 beginning June 30, 1998 with a final installment of the unpaid principal amount due March 31, 2003. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus .625% to 1.375% or its prime rate, and interest is payable quarterly. The margin on the Eurodollar rate fluctuates with the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Term Loan includes customary affirmative and negative covenants requiring the Company to maintain a minimum tangible net worth, minimum current, fixed charge coverage and interest coverage ratios and a maximum ratio of debt to EBITDA. The Term Loan also restricts the Company's ability to incur additional indebtedness and to pay dividends. In conjunction with the acquisition of LCEC, the Company obtained a five-year, $25 million revolving line of credit which replaced the Company's prior revolving credit facility. The Company is entitled to borrow under the line of credit up to the lessor of $25 million or the sum of 75% of its eligible accounts receivable plus 25% of its eligible inventory. As of December 31, 1997, the Company had no outstanding debt under its line of credit.

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

      The Company may require additional capital to finance further enhancements to or acquisitions or expansions of its manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by its existing debt agreements. Management believes that the existing cash balances, funds generated from operations, and borrowings under Company's credit facility will be sufficient to permit the Company to meet its liquidity requirements in 1998 and for the foreseeable future.

      The Company does not hold or issue derivative financial instruments in the normal course of business. Inflation and changing prices have not significantly affected the Company's operating results or the markets in which the Company performs services during recent years.

      The Company recognizes that it must ensure that its products and operations will not be adversely impacted by Year 2000 software failures which can arise in time-sensitive software applications which utilize a field of two digits to define the applicable year. In such applications, a date using "00" as the year may be recognized as the year 1900 rather than the year 2000. Many of the Company's business and operating systems are currently Year 2000 compliant, and the Company is undertaking additional research and development efforts to address those systems which are not currently Year 2000 compliant. In addition, the Company is in the process of selecting and installing an Enterprise Resource Planning System which will be Year 2000 compliant. The Company is planning to complete all necessary Year 2000 upgrades of its major systems in 1999, and is currently identifying and developing conversion strategies for any and all remaining systems that may be impacted by the Year 2000 issue.

      The Company currently does not have an overall estimate of the costs associated with the purchase and implementation of the new Enterprise Resource Planning System. The costs of this software will be capitalized and amortized over the estimated useful life of the software, and costs associated with the preliminary project stage and post-implementation stage will be expensed as incurred. The year 2000 component of this system can not be readily segregated from the total cost of the company-wide Enterprise Resource Planning System implementation.


Consolidated Balance Sheets
Benchmark Electronics, Inc. and Subsidiaries

                                                                                          December 31,
                                                                                      1997             1996
                                                                                ------------------------------
Assets
Current assets:
   Cash and cash equivalents ................................................   $  21,029,347    $  13,800,013
   Accounts receivable, net .................................................      39,772,435       39,182,629
   Income taxes receivable ..................................................         313,594          387,864
   Inventories ..............................................................      61,133,963       48,100,338
   Prepaid expenses and other assets ........................................       1,545,110          819,806
   Deferred tax asset .......................................................       1,359,205        1,091,170
                                                                                ------------------------------
         Total current assets ...............................................     125,153,654      103,381,820
Property, plant and equipment ...............................................      54,061,241       44,468,964
Accumulated depreciation ....................................................     (23,245,264)     (13,834,261)
                                                                                ------------------------------
         Net property, plant and equipment ..................................      30,815,977       30,634,703
Goodwill, net ...............................................................      22,680,551       24,350,291

Marketable securities .......................................................      11,430,757        9,508,234
Other .......................................................................         240,859          298,483
                                                                                ------------------------------
                                                                                $ 190,321,798    $ 168,173,531
                                                                                ------------------------------
Liabilities and Shareholders' Equity Current liabilities:
   Current installments of long-term debt ...................................   $     155,505    $     239,165
   Accounts payable .........................................................      31,694,123       24,352,472
   Accrued liabilities ......................................................       5,424,939        6,204,535
                                                                                ------------------------------
         Total current liabilities ..........................................      37,274,567       30,796,172
                                                                                ------------------------------
Long-term debt, excluding current installments ..............................      30,329,828       30,485,333
Deferred tax liability ......................................................       1,845,846        1,892,612
Shareholders' equity:
   Preferred shares, $.10 par value; 5,000,000 shares authorized, none issued            --               --
   Common shares, $.10 par value; 30,000,000 shares authorized: issued
      11,623,252 and 11,526,552, respectively; outstanding 11,573,768 and
      11,477,068, respectively ..............................................       1,157,376        1,147,706
   Additional paid-in capital ...............................................      69,407,600       68,634,790
   Retained earnings ........................................................      50,427,531       35,337,868
   Less treasury shares, at cost, 49,484 shares .............................        (120,950)        (120,950)
                                                                                ------------------------------
         Total shareholders' equity .........................................     120,871,557      104,999,414
   Commitments and contingencies
--------------------------------------------------------------------------------------------------------------
                                                                                $ 190,321,798    $ 168,173,531
                                                                                ------------------------------
See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Benchmark Electronics, Inc. and Subsidiaries

                                                             Year ended December 31,
                                                       1997             1996            1995
                                                 ----------------------------------------------
Sales ........................................   $ 325,229,015    $ 201,296,320    $ 97,352,935
Cost of sales ................................     285,630,163      177,981,328      85,113,385
                                                 ----------------------------------------------
      Gross profit ...........................      39,598,852       23,314,992      12,239,550
Selling, general and administrative expenses .      12,817,317        7,227,833       2,989,498
Amortization of goodwill .....................       1,669,740          695,722            --
                                                 ----------------------------------------------
      Income from operations .................      25,111,795       15,391,437       9,250,052
Interest expense .............................      (2,472,183)      (1,441,834)           --
Interest income ..............................       1,162,958          442,384         268,029
Other income .................................         149,276           90,880          12,601
                                                 ----------------------------------------------
      Income before income taxes .............      23,951,846       14,482,867       9,530,682

Income tax expense ...........................      (8,862,183)      (5,619,352)     (3,382,727)
                                                 ----------------------------------------------
         Net income ..........................   $  15,089,663    $   8,863,515    $  6,147,955
                                                 ----------------------------------------------
Earnings per share:
   Basic .....................................   $        1.31    $        0.99    $       0.77
   Diluted ...................................   $        1.25    $        0.96    $       0.75
                                                 ----------------------------------------------
Weighted average number of shares outstanding:
   Basic .....................................      11,508,407        8,976,192       8,030,992
   Diluted ...................................      12,048,710        9,222,076       8,212,952
                                                 ----------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity
Benchmark Electronics, Inc. and Subsidiaries

                                                                          Additional                                       Total
                                                             Common        paid-in         Retained      Treasury      shareholders'
                                               Shares        shares        capital         earnings       shares          equity
                                            ---------------------------------------------------------------------------------------
Balances, December 31, 1994 ............     8,015,400    $  801,540    $ 19,124,306     $20,326,398    $(120,950)    $  40,131,294
Stock options exercised ................        27,400         2,740         197,515            --           --             200,255
Federal tax benefit of
   stock options exercised .............          --            --           144,564            --           --             144,564
Net income .............................          --            --              --         6,147,955         --           6,147,955
                                            ---------------------------------------------------------------------------------------
Balances, December 31, 1995 ............     8,042,800       804,280      19,466,385      26,474,353     (120,950)       46,624,068
Common shares issued in public
   offering, net of expenses ...........     2,033,000       203,300      28,287,841            --           --          28,491,141
Stock options exercised ................        51,340         5,134         402,310            --           --             407,444
Federal tax benefit of stock
   options exercised ...................          --            --            88,536            --           --              88,536
Acquisition of
   EMD Technologies, Inc. ..............     1,349,928       134,992      20,375,814            --           --          20,510,806
Net income .............................          --            --              --         8,863,515         --           8,863,515
Effect of difference between
   fair value and cost of shares
   released from collateral ............          --            --            13,904            --           --              13,904
                                            ---------------------------------------------------------------------------------------
Balances, December 31, 1996 ............    11,477,068     1,147,706      68,634,790      35,337,868     (120,950)      104,999,414
Stock options exercised ................        96,700         9,670         669,927            --           --             679,597
Federal tax benefit of stock
   options exercised ...................          --            --           154,820            --           --             154,820
Net income .............................          --            --              --        15,089,663         --          15,089,663
Other ..................................          --            --           (51,937)           --           --             (51,937)
                                            ---------------------------------------------------------------------------------------
Balances, December 31, 1997 ............    11,573,768    $1,157,376    $ 69,407,600     $50,427,531    $(120,950)    $ 120,871,557
                                            ---------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
Benchmark Electronics, Inc. and Subsidiaries

                                                                                                 Year ended December 31,
                                                                                       1997               1996              1995
                                                                                  -------------------------------------------------
Cash flows from operating activities:
   Net income ..............................................................      $ 15,089,663       $  8,863,515       $ 6,147,955
   Adjustments to reconcile net income
     to net cash (used in) provided by operating activities:
      Depreciation and amortization ........................................        10,150,586          5,723,922         2,059,262
      Amortization of premiums on marketable securities ....................           342,193             25,940            66,718
      Deferred income taxes ................................................          (314,801)           408,346           132,963
      Federal tax benefit of stock options exercised .......................           154,820             88,536           144,564
      Amortization of goodwill .............................................         1,669,740            695,722              --
      Gain on the sale of property, plant and equipment ....................           (86,973)           (42,878)             --
      ESOP shares contribution .............................................              --               13,904              --
      Changes in operating assets and liabilities, net of effects from acquisition of business:
         Accounts receivable ...............................................          (589,806)       (10,119,586)       (3,820,096)

         Income taxes receivable ...........................................            74,270            994,179          (537,170)
         Inventories .......................................................       (13,033,625)         3,131,340        (9,794,358)
         Prepaid expenses and other assets .................................          (729,367)          (124,259)          (52,133)
         Accounts payable ..................................................         7,341,651          1,782,239         2,679,659
         Accrued liabilities ...............................................          (779,596)           895,208          (502,300)
         Current income taxes payable ......................................              --                 --              45,701
                                                                                  -------------------------------------------------
            Net cash (used in) provided by operations ......................        19,288,755         12,336,128        (3,429,235)

Cash flows from investing activities:
   Additions to property, plant and equipment ..............................       (10,352,112)        (8,684,400)       (2,290,160)
   Proceeds from the sale of property, plant and equipment .................           168,912             75,281              --
   Acquisition, net of cash acquired .......................................              --          (30,833,300)             --
   Proceeds from the sale or maturity of short-term investments ............              --                 --           1,542,000
   Purchase of marketable securities .......................................        (2,264,716)        (9,534,174)             --
                                                                                  -------------------------------------------------
         Net cash used in investing activities .............................       (12,447,916)       (48,976,593)         (748,160)
Cash flows from financing activities:
   Net proceeds from public offering of common shares ......................           (51,937)        28,491,141              --
   Proceeds from issuance of long-term debt ................................              --           30,000,000              --
   Principal payments on long-term debt ....................................          (239,165)       (10,928,329)             --
   Debt issuance costs .....................................................              --             (315,114)             --
   Proceeds from stock options exercised ...................................           679,597            407,444           200,255
                                                                                  -------------------------------------------------
         Net cash provided by financing activities .........................           388,495         47,655,142           200,255
                                                                                  -------------------------------------------------
Net (decrease) increase in cash and cash equivalents .......................         7,229,334         11,014,677        (3,977,140)
                                                                                  -------------------------------------------------
Cash and cash equivalents at beginning of year .............................        13,800,013          2,785,336         6,762,476
                                                                                  -------------------------------------------------
Cash and cash equivalents at end of year ...................................      $ 21,029,347       $ 13,800,013       $ 2,785,336
                                                                                  -------------------------------------------------
Supplemental disclosures of cash flow information:
   Income taxes paid .......................................................      $  8,491,894       $  4,171,224       $ 3,391,495
                                                                                  -------------------------------------------------
   Interest paid ...........................................................      $  2,537,089       $    369,021              --
                                                                                  -------------------------------------------------

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

      At December 31, 1997, the Company's investments in held-to-maturity marketable securities consist of Texas state guaranteed obligation bonds with an amortized cost of $4,831,833, fair value of $4,851,000 and unrealized gain of $19,167; Lynnwood, Washington guaranteed obligation bonds with an amortized cost of $4,359,096, fair value of $4,362,000 and unrealized gain of $2,904; Austin, Texas guaranteed obligation bonds with an amortized cost of $1,213,257, fair value of $1,212,000, and unrealized loss of $1,257; and Maryland state guaranteed obligation bonds with an amortized cost of $1,026,571, fair value of $1,032,000, and unrealized gain of $5,429. These investments are classified as long-term as the scheduled maturities range from October 1998 to December 1999. At December 31, 1996, the Company's investments in marketable securities consist of Texas state guaranteed obligation bonds with an amortized cost of $4,996,276, fair value of $4,985,000 and unrealized loss of $11,276; and Lynnwood, Washington guaranteed obligation bonds with an amortized cost of $4,511,958, fair value of $4,509,000 and unrealized loss of $2,958. At such dates, the Company had no marketable securities classified as available for sale.

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

(g) Goodwill and Other Assets
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 1997 and 1996 was $2,365,462 and $695,722, respectively. The Company periodically reviews goodwill to assess recoverability based on the undiscounted cash flows of the entity acquired over the remaining amortization period. Other assets consist principally of deferred financing costs, which are amortized over the life of the related debt. The accumulated amortization of deferred financing costs at December 31, 1997 and 1996 was $85,521 and $25,082, respectively.

(h) Earnings Per Share
The Company adopted SFAS No. 128, "Earnings per Share", in the fourth quarter of 1997. All prior period earnings per share data have been restated to conform to the provisions of SFAS No. 128. Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 540,303, 245, 884, and 181,960 in 1997, 1996 and 1995, respectively, were used in the calculation of diluted earnings per share. Options to purchase 124,000 shares of common stock in 1997 were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The adoption of SFAS No. 128 had no effect on the calculation of diluted earnings per share for prior periods.

(i) Revenue Recognition
Revenues are recognized at the time the circuit boards are shipped to the customer, for both turnkey and consignment method sales. Under the consignment method, OEMs provide the Company with the electronic components to be assembled, and the Company recognizes revenue only on the labor used to assemble the product.

(j) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. De-ferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Stock Option Plans
Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternately, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

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

(m) Fair Values of Financial Instruments
The fair values of the Company's cash equivalents, accounts receivable, accrued liabilities, and accounts payable approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

(n) Recently Enacted Accounting Pronouncements
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related

Information." The Company currently does not have any items that would require additional presentation of Comprehensive Income and operates in a single business segment. Accordingly, adoption of these standards in 1998 is not expected to affect the Company's consolidated financial statements.

Note 2 -- Acquisition
On July 30, 1996, the Company completed its acquisition of EMD Technologies, Inc. (EMD). This business, headquartered in Winona, Minnesota, was acquired for 1,349,928 shares of common stock, $30,447,033 in cash, and the Company paid $2,208,136 in acquisition costs. The transaction was accounted for under the purchase method of accounting, and accordingly, the results of operations of EMD since July 30, 1996 have been included in the consolidated statements of income. The acquisition resulted in goodwill of $25,046,013 which will be amortized on a straight line basis over 15 years.

      The net purchase price was allocated as follows:

Working capital, other than cash .........................         $ 10,638,671
Property, plant and equipment ............................           17,598,785
Other assets .............................................               12,379
Goodwill .................................................           25,046,013
Other liabilities ........................................           (1,951,742)
                                                                  --------------
  Purchase price, net of cash received ...................         $ 51,344,106
                                                                  --------------
Net cash portion of purchase price .......................         $ 30,833,300
Common stock issued ......................................           20,510,806
                                                                  --------------
Purchase price, net of cash received .....................         $ 51,344,106
                                                                  --------------

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

(IN THOUSANDS, EXCEPT PER SHARE DATA)                      1996           1995
--------------------------------------------------------------------------------
Net sales .......................................        $292,298        258,107
Gross profit ....................................          30,320         29,836
Income from operations ..........................          17,131         15,913
Income from continuing operations ...............           8,572          7,667
Earnings per share:
  Basic .........................................        $   0.88           0.82
Diluted .........................................        $   0.86           0.80
Weighted average number of
  shares outstanding:
  Basic .........................................           9,758          9,381
  Diluted .......................................          10,004          9,562

Note 3 -- Inventories
Inventory costs are summarized as follows:

                                                           December 31,
                                                    1997                 1996
                                                --------------------------------
Raw materials .......................           $41,837,205           31,670,562
Work in process .....................            19,296,758           16,429,776
                                                --------------------------------
                                                $61,133,963           48,100,338
--------------------------------------------------------------------------------

Note 4 -- Property, Plant and Equipment Property, plant and equipment consists of the following:

                                                             December 31,
                                                       1997               1996
                                                  ------------------------------
Land ....................................         $   391,969            391,969
Buildings ...............................           8,417,497          8,361,254
Machinery and equipment .................          38,025,436         29,499,683
Furniture and fixtures ..................           6,480,183          5,373,335
Vehicles ................................              14,383             51,087
Leasehold improvements ..................             731,773            491,578
Construction in progress ................                --              300,058
                                                  ------------------------------
                                                  $54,061,241         44,468,964
--------------------------------------------------------------------------------

Note 5 -- Borrowing Facilities Long-term debt consists of the following:

                                                            December 31,
                                                      1997               1996
                                                  ------------------------------
Senior note .............................         $30,000,000         30,000,000
Other ...................................             485,333            724,498
                                                  ------------------------------
  Total long-term debt ..................          30,485,333         30,724,498
Less current installments ...............             155,505            239,165
                                                  ------------------------------
Long-term debt ..........................         $30,329,828         30,485,333
                                                  ------------------------------

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

      The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1997 are as follows: 1998, $155,505; 1999, $212,004;
2000, $20,224; 2001, $5,021,771; 2002, $5,023,437 and thereafter $20,052,392.

      The Company has a $15,000,000, four-year revolving line of credit with a commercial bank which is available primarily to finance accounts receivable and inventory requirements. The Company is entitled to borrow under the line of credit up to the lesser of $15,000,000 or the sum of 80% of its eligible accounts receivable and 25% of its eligible inventories. As of December 31, 1997 and 1996, the Company had no borrowings outstanding under this line of credit. Interest on the line of credit is payable quarterly and accrues, at the Company's option, at either the bank's prime rate or its Fixed Eurodollar Rate plus 0.625% to 1.75% per annum. A commitment fee of 0.17% per annum on the unused portion of the line of credit is payable quarterly in arrears. The line of credit agreement contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends.
The line of credit matures on July 31, 2000.

Note 6 -- Commitments
The Company has several noncancelable operating leases for office space and manufacturing facilities that expire through 2006. Rental expense under the leases for each of the years in the three-year period ended December 31, 1997 was $1,354,607, $921,526, and $213,765, respectively.

      The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of eight to ten years, expiring through December 2006 with annual renewals thereafter. Total rent expense associated with these leases for the years ended December 31, 1997 and 1996 was $828,900 and $413,784, respectively.

       Aggregate annual rental payments on future lease commitments at December 31, 1997 were as follows:
      1998             $1,251,905
      1999              1,115,287
      2000              1,119,900
      2001              1,128,900
      2002                828,900
      Thereafter        2,978,750
                       ----------
                       $8,423,642
---------------------------------

Note 7 -- Common Stock and Stock Option Plans
During 1996, the Company issued 2,033,000 shares of common stock in a public offering for net proceeds of $28,491,141.

      In July 1997, the Company's Board of Directors approved a two-for-one stock split effected in the form of a stock dividend effective for shareholders of record as of August 7, 1997. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in-capital to common stock the par value of the additional shares arising from the split. All share and per share data have been retroactively adjusted for the stock split.

      The Company's stock option plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 2,200,000 shares of the Company's common stock to key employees of the Company.

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

      In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc., 1994 Stock Option Plan for Non-Employee Directors (the "Plan") for the benefit of members of the Board of Directors of the Company or its Affiliates who are not employees of the Company or its Affiliates (as defined in the Plan). The aggregate number of shares of Common Stock for which options may be granted under the Plan is 200,000.

      Under the terms of the Plan, each member of the Board of Directors of the Company or its Affiliates who was not an employee of the Company or any of its Affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 6,000 shares of the Company's Common Stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of Common Stock for the fiscal year in which the Plan was adopted by the Board of Directors and
(b) an option to purchase shares of Common Stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 1997, 1996 and 1995, pursuant to the Plan, 24,000, 30,000 and 24,000 options, respectively, were granted to Directors to purchase shares of Common Stock at an exercise price of $16.32, $14.69 and $10.75 per share, respectively.

      The following table summarizes the activities relating to the Company's stock option plans:
                                                                    Weighted
                                                     Number of       Average
                                                       Shares    Exercise Price
                                                    ---------------------------
Balance at December 31, 1994 ...................      704,200         $ 9.30
  Granted ......................................      216,000         $11.76
  Exercised ....................................      (27,400)        $ 7.16
  Canceled .....................................      (91,600)        $10.88
                                                    ------------------------

Balance at December 31, 1995 ...................      801,200         $ 9.85
  Granted ......................................      653,000         $14.43
  Exercised ....................................      (51,340)        $ 8.13
  Canceled .....................................      (45,200)        $13.80
                                                    ------------------------

Balance at December 31, 1996 ...................    1,357,660         $12.00
  Granted ......................................      426,000         $19.27
  Exercised ....................................      (96,700)        $ 7.03
  Canceled .....................................      (96,800)        $15.95
                                                    ------------------------

Balance at December 31, 1997 ...................    1,590,160         $14.11
                                                    ---------

      The following table summarizes information concerning outstanding and exercisable options at December 31, 1997:

                      Options Outstanding     Options Exercisable
                            Weighted
                            Average     Weighted               Weighted
Range of                  Outstanding    Average                Average
Exercise      Number      Contractual   Exercise    Number     Exercise
PRICES      OUTSTANDING      LIFE        PRICE    EXERCISABLE   PRICE
-----------------------------------------------------------------------
$4.38-$10     197,200        4.98       $  7.12     197,200     $  7.12
$10-$15       937,960        7.63       $ 13.20     265,720     $ 12.00
$15-$20       305,000        8.37       $ 15.52      30,000     $ 16.13
$20-$25        26,000        9.67       $ 23.90        --         --
$25-$30       124,000        9.50       $ 26.51        --         --
              -------                                  --
            1,590,160                               492,920
            -----------------------------------------------

      At December 31, 1997, the range of exercise prices and weighted average remaining contractual life of outstanding options was $4.38 - $26.88 and 8.01 years, respectively.

      At December 31, 1997, 1996 and 1995, the number of options exercisable was 492,920, 500,340 and 345,280, respectively, and the weighted average exercise price of those options was $10.30, $9.20 and $7.90, respectively.

      The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $13,396,245, or $1.11 per share diluted during 1997, $7,851,515, or $0.85 per share diluted during 1996, and $5,856,955, or $0.71 per share diluted during 1995. Pro forma net income reflects only options granted in 1997, 1996 and 1995. The weighted average fair value of the options granted during 1997, 1996 and 1995 is estimated as $8.55, $5.23 and $4.93, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 30%, risk-free interest rate of 6%, assumed annual forfeiture rate of 5%, and an expected life of 5 years.

Note 8 -- Income Taxes Income tax expense consists of:

                                                 Year ended December 31,
                                           1997            1996           1995
                                      ------------------------------------------
Federal - current ..............      $ 8,178,203       4,322,471      2,913,464
State - current ................          998,781         888,535        336,300
Federal/State - deferred .......         (314,801)        408,346        132,963
                                      ------------------------------------------
                                      $ 8,862,183       5,619,352      3,382,727
--------------------------------------------------------------------------------

      Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to pretax income as a result of the following:

                                                   Year ended December 31,
                                            1997          1996          1995
                                        ----------------------------------------
Tax at statutory rate ...............   $ 8,383,146     4,924,175     3,240,432
State taxes, net of federal benefit .       649,208       586,433       221,958
Tax exempt interest .................      (386,658)      (49,882)      (84,492)
Tax benefit from use of
   foreign sales corporation ........      (393,839)     (139,218)         --
Amortization of goodwill ............       562,413       236,545          --
Other ...............................        47,913        61,299         4,829
                                        ----------------------------------------
Total income tax expense ............   $ 8,862,183     5,619,352     3,382,727
                                        ----------------------------------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:
                                                       Year ended December 31,
                                                           1997            1996
                                                    ----------------------------
Deferred tax assets:
  Carrying values of inventories .............       $  710,124         647,075
  Accrued liabilities deductible
        for tax purposes on a cash basis ......         649,081         444,095
                                                    ----------------------------
                                                      1,359,205       1,091,170
  Less valuation allowance ....................            --              --
                                                    ----------------------------
    Net deferred tax assets ...................     $ 1,359,205       1,091,170
                                                    ----------------------------
Deferred tax liabilities:
  Plant and equipment, due to
    differences in depreciation ...............     $(1,797,228)     (1,892,612)
  Other .......................................         (48,618)           --
                                                    ----------------------------
  Gross deferred tax liability ................      (1,845,846)     (1,892,612)
                                                    ----------------------------
    Net deferred tax liability ................     $  (486,641)       (801,442)
                                                    ----------------------------

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

      Sales to major customers were as follows for the indicated periods:

                             Year ended December 31,
(IN THOUSANDS)              1997       1996     1995
----------------------------------------------------
Customer A               $120,500    33,680       --
Customer B                 42,983    28,638    9,718
Customer C                 18,101    22,160   16,666
Customer D                 13,892     6,536       --
Customer E                 13,381     8,938      114

      In 1997 and 1996, the Company had export sales of approximately $86 million and $29 million, respectively, to Europe from the Company's United States operations. There were no export sales in 1995.

Note 10 -- Employee Benefit Plans
The Company has a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The Plan covers all employees with at least one year of service. The Company has agreed to contribute an amount equal to 50% of each participant's contributions to the extent such participant's contribution does not exceed 4% of their compensation for the year and 1% of each participant's compensation. A participant's contribution may not exceed 20% of annual compensation, or the maximum amount allowed as determined by the Internal Revenue Code. The Company may also make discretionary contributions to the plan. During 1997, 1996 and 1995 the Company made contributions to the plan of approximately $689,000, $430,000 and $185,000, respectively.

      Effective May 6, 1992, the Company adopted an Incentive Bonus Plan ("Bonus Plan") for the benefit of its employees, including executive officers. The Bonus Plan replaced the Com-pany's Incentive Bonus Plan which was adopted in 1990. The Bonus Plan is administered by the Compensation Committee. The total amount of cash bonus awards to be made under the Bonus Plan for any plan year depends primarily on the Company's sales and net income for such year.

      For any plan year, the Company's sales and net income must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company in its business plan, as established at the beginning of each fiscal year, for any bonus awards to be made. Aggregate bonus awards to all participants under the Bonus Plan may not exceed 7% of the Company's net income. The Compensation Committee has the authority to determine the total amount of bonus awards, if any, to be made to the eligible employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $738,000 in 1997 and $320,000 in 1996 in conjunction with the bonus plans. No bonus amounts were accrued or expensed in 1995.

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

Note 12 -- Contingencies
The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 13 -- Year 2000
The Company recognizes that it must ensure that its products and operations will not be adversely impacted by Year 2000 software failures which can arise in time-sensitive software applications which utilize two digits rather than four to define the applicable year. Many of the Company's business and operating systems are currently Year 2000 compliant, and the Company is undertaking additional research and development efforts to address those systems which are not currently Year 2000 compliant. In addition, the Company is in the process of selecting and installing an Enterprise Resource Planning System which will be Year 2000 compliant. The Company is planning to complete all necessary Year 2000 upgrades of its major systems in 1999, and is currently identifying and developing conversion strategies for any and all remaining systems that may be impacted by the Year 2000 issue.

Note 14 -- Event Subsequent to Date of Auditors' Report
On February 23, 1998, The Company completed the acquisition of Lockheed Commercial Electronics Company (LCEC) for $70 million in cash, $40 million of which was obtained through borrowings under a five year term loan with a commercial bank. LCEC, situated in Hudson, New Hampshire, is one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The acquisition will be accounted for under the purchase method of accounting.
      The following unaudited summary pro forma condensed financial information reflects the acquisition of LCEC as if it had occurred on January 1, 1996 for purposes of the consolidated statements of income. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisition in fact occurred on January 1, 1996 and is not intended to project the Company's results of operations for any future period or date.

(IN THOUSANDS, EXCEPT PER SHARE DATA)      1997         1996
--------------------------------------------------------------
Net sales ............................   $607,439      566,802
Gross profit .........................     52,069       43,510
Income from operations ...............     25,615       22,683
Earnings per share:
  Basic ..............................   $   0.98         1.20
  Diluted ............................   $   0.94         1.16
Weighted average number of
shares outstanding:
  Basic ..............................     11,508        8,976
  Diluted ............................     12,049        9,222


Independent  Auditors'  Report
The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

      We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                              KPMG PEAT MARWICK LLP


Houston, Texas
January 19, 1998

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

Donald E. Nigbor                          Cary T. Fu
President & Chief Executive Officer       Executive Vice President


Corporate  Information
Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 1997, 1996 and 1995. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

                                                         1997 Quarter
(IN THOUSANDS, EXCEPT PER SHARE DATA)         1ST        2ND      3RD      4TH
------------------------------------------------------------------------------
Sales                                     $75,724     78,156   83,183   88,166
Gross profit                                9,242      9,466   10,157   10,734
Net income                                  3,291      3,557    4,013    4,229
Earnings per common share:
  Basic                                       .29        .31      .35      .37
  Diluted                                     .28        .30      .33      .35

                                                       1996 Quarter
                                              1ST        2ND      3RD      4Th
                                          ------------------------------------
Sales                                     $30,383     33,500   62,304   75,109
Gross profit                                3,825      4,484    6,550    8,456
Net income                                  1,839      2,025    2,365    2,635
Earnings per common share:
  Basic                                       .23        .25      .26      .24
  Diluted                                     .22        .24      .26      .24

                                                       1995 Quarter
                                              1ST        2ND      3RD      4TH
                                          ------------------------------------
Sales                                    $ 23,115     23,646   24,393   26,199
Gross profit                                3,089      3,125    3,108    2,918
Net income                                  1,569      1,588    1,561    1,430
Earnings per common share:
  Basic                                       .20        .20      .19      .18
  Diluted                                     .19        .19      .19      .18


Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange (American Stock Exchange prior to May 1997) for the fiscal quarters (or portions thereof) indicated, as adjusted for the July 1997 stock split.

                                        1           2         3         4
                                      -----------------------------------------
1996
High                                  $14 15/16    16        17 1/8    15 7/8
Low                                   $12 1/16     14        14 5/16   12 1/4

1997
High                                  $16 5/16     20 1/4    28 3/16   29 15/16
Low                                   $14 1/4      13 3/16   20        22

1998 (through March 19, 1998)
High                                  $27 7/8
Low                                   $21 1/8

      The last reported sale price of Common Stock on March 19, 1998, as reported by the New York Stock Exchange, was $23 5/8. There were approximately 124 record holders of Common Stock as of March 19, 1998.

      The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.


Selected  Financial  Data
Benchmark Electronics, Inc. and Subsidiaries

                                                                       Year ended December 31,
(IN THOUSANDS, EXCEPT PER-SHARE DATA)                  1997         1996        1995        1994        1993
-------------------------------------------------------------------------------------------------------------
Selected Statements of Income Data
Sales ..........................................   $ 325,229    $ 201,296    $ 97,353    $ 98,168    $ 75,859
Cost of sales ..................................     285,630      177,981      85,113      86,236      66,462
                                                   ----------------------------------------------------------
    Gross profit ...............................      39,599       23,315      12,240      11,932       9,397
                                                   ----------------------------------------------------------
Selling, general and administrative expenses ...      12,817        7,228       2,990       3,154       2,870
Amortization of goodwill .......................      (1,670)        (696)       --          --            63
                                                   ----------------------------------------------------------
    Income from operations .....................      25,112       15,391       9,250       8,778       6,590
Interest expense ...............................      (2,472)      (1,442)       --          --          --
Interest income ................................       1,163          442         268         252         384
Other income (expense) .........................         149           92          13          11         (30)
Income tax expense .............................      (8,862)      (5,619)     (3,383)     (3,272)     (2,478)
                                                   ----------------------------------------------------------
    Income before cumulative effect of
       change in accounting principle ..........      15,090        8,864       6,148       5,769       4,466
Cumulative effect at January 1, 1993
   of change in accounting for income taxes ....        --           --          --          --           116
    Net income .................................   $  15,090    $   8,864    $  6,148    $  5,769    $  4,582
                                                   ----------------------------------------------------------
Basic earnings per common share (1)
    Earnings before cummulative effect of change
      in accounting principle ..................   $    1.31    $    0.99    $   0.77    $   0.72    $   0.56
    Cumulative effect at January 1, 1993
      of change in accounting for income taxes .        --           --          --          --           .02
                                                   ----------------------------------------------------------
    Earnings per common share (1) ..............   $    1.31    $    0.99    $   0.77    $   0.72    $   0.58
                                                   ----------------------------------------------------------
    Weighted average number of
      shares outstanding .......................      11,508        8,976       8,031       7,998       7,948
Diluted earnings per common share (1)
    Earnings before cummulative effect of change
      in accounting principle ..................   $    1.25    $    0.96    $   0.75    $   0.71    $   0.55
    Cumulative effect at January 1, 1993
      of change in accounting for income taxes .        --           --          --          --           .01
                                                   ----------------------------------------------------------
    Earnings per common share (1) ..............   $    1.25    $    0.96    $   0.75    $   0.71    $   0.56
                                                   ----------------------------------------------------------
    Weighted average number of
      shares outstanding .......................      12,049        9,222       8,213       8,176       8,132
                                                   ----------------------------------------------------------

                                                   December 31,
(IN THOUSANDS)                    1997       1996      1995      1994      1993
--------------------------------------------------------------------------------
Selected Balance Sheet Data
Working capital ............   $ 87,879   $ 72,586   $37,285   $30,890   $29,160
Total assets ...............    190,322    168,174    57,037    48,333    47,425
Long-term debt .............     30,330     30,485      --        --        --
Shareholders' equity .......   $120,872   $104,999   $46,624   $40,131   $34,213

(1) See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings per common share.


Corporate and Shareholder Data
Officers
Donald E. Nigbor (3)
President and
Chief Executive Officer

Steven A. Barton (1), (3)
Executive Vice President

Cary T. Fu (3)
Executive Vice President

Lenora A. Gurton
Secretary

Gayla J. Delly
Treasurer

Christopher Nawrocki
Vice President;
President of
Benchmark Electronics, Inc. -
Winona Division

(1) Part-time since June 1993

General Counsel
Bracewell & Patterson, L.L.P.
Houston, Texas

Independent Auditors
KPMG Peat Marwick LLP
Houston, Texas

Directors
David H. Arnold
President and Chairman of the Board
DCM Technology, Inc.
Winona, Minnesota
(Machine Tool Manufacturing)
Benchmark Electronics, Inc.

Donald E. Nigbor
President and Chief Executive Officer
Benchmark Electronics, Inc.

John C. Custer (1)
Retired - Former Chairman of the Board
Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

Gerald W. Bodzy  (2)
Senior Vice President and Managing Director
Stephens Inc.
Houston, Texas
(Investment banking)

Peter G. Dorflinger (1) (2)
President and Chief Operating Officer
Physicians Resource Group, Inc.
Dallas, Texas
(Physicians practice management)

Cary T. Fu
Executive Vice President

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Executive Officer

Notices
Stock Transfer Agent and Registrar
Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to: Harris Trust and Savings Bank, c/o Harris Trust Company of New York, 77 Water Street, 4th floor, New York, NY 10005, 800/926-1269.

Stock Trading
The common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K
A copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission, is available without charge upon written request to: Gayla J. Delly, Treasurer, Benchmark Electronics, Inc., 3000 Technology Drive, Angleton, TX 77515.

Financial Mailing List
Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting
Interested shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 19, 1998, at the Doubletree Hotel at Allen Center, 400 Dallas Street, Houston, Texas.

This annual report is printed on recycled paper.

Benchmark logo

3000 Technology Drive
Angleton, Texas 77515
(409) 849-6550
www.bench.com