Form 10-K, Exhibit 13
period 1998-12-31
BENCHMARK ELECTRONICS INC
filed 1999-03-31
CIK 863436

EXHIBIT 13

New Business Horizons
Benchmark Electronics
1998 Annual Report

Financial Highlights
Benchmark Electronics, Inc. and Subsidiaries

                                                               YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
(In thousands, except per-share data)           1998       1997       1996       1995       1994
                                              --------   --------   --------   --------   --------
Sales .....................................   $524,065    325,229    201,296     97,353     98,168
Income from operations ....................   $ 30,720     25,112     15,391      9,250      8,778
Net income ................................   $ 16,372     15,090      8,864      6,148      5,769
Earnings per common share (diluted) .......   $   1.35       1.26       0.96       0.75       0.71
Working capital ...........................   $ 86,265     87,879     72,586     37,285     30,890
Total assets ..............................   $241,896    190,322    168,174     57,037     48,333
Long-term debt ............................   $ 46,111     30,330     30,485       --         --
Shareholders' equity ......................   $138,001    120,872    104,999     46,624     40,131
Weighted average common and
    equivalent shares outstanding (diluted)     12,098     12,004      9,218      8,213      8,176

The Company at a Glance

    Benchmark Electronics, Inc. provides contract manufacturing and design services to original equipment manufacturers (OEMs) in the electronics industry, including manufacturers of medical devices, communications equipment, industrial and business computers, and testing and industrial instruments. The company specializes in assembling high quality, technologically complex printed circuit boards with computer-automated equipment using surface mount and pin-thru-hole interconnection technology for customers requiring low-to-medium volume assembly. The company frequently works with customers from product design stages through ongoing production and provides manufacturing services for successive product generations.

About the Cover

      With a solid U.S. presence, Benchmark expanded its manufacturing capabilities to Dublin, Ireland.

                               Table of Contents

The Company at a Glance ..................................  1

Financial Highlights .....................................  1

President's Letter .......................................  2

New Business Horizons ....................................  6

Management's Discussion and Analysis .....................  9

Consolidated Financial Statements......................... 15

Notes to Consolidated Financial Statements ............... 19

Independent Auditors' Report ............................. 29

Management's Report ...................................... 29

Quarterly Financial Data ................................. 30

Market for the Registrant's Common Equity
  and Related Shareholder Matters ........................ 30

Selected Financial Data .................................. 31

Corporate and Shareholder Data ........................... 32

President's letter
Dear Shareholder

    It is once again my pleasure to report record-breaking financial results for Benchmark Electronics, Inc.

    Charts of Sales, Income, Diluted EPS with cutline "Benchmark achieved record-breaking financial results for calendar year 1998."

    Our continued growth, coupled with the acquisition of Lockheed Commercial Electronics Company, generated record sales during 1998: $524,065,077. That's 61 percent greater than our 1997 sales.

    This remarkable revenue growth is even more impressive when measured against the electronic contract manufacturing industry's average. Once again, our sales grew at more than twice the rate of our average competitor's, according to data compiled by the Institute for Interconnecting and Packaging Electronic Circuits
(IPC). Compounded since 1994, in fact, our growth rate far surpasses that of our industry as a whole.

    Shareholders will be pleased to learn that Benchmark's net income also reached a record high of $16,372,470; that represents diluted earnings per share
(EPS) of $1.35.

    The company's outstanding level of performance is reflected in our year-end record high backlog of business on the firm's order books, which reached $317,000,000 as of December 31, 1998.

    Chart of Compound Average Growth Rate Comparison with cutline "Benchmark's compound sales revenue growth more than doubled that of the IPC average for 1994-1998."

    Benchmark's newly-acquired division, the former Lockheed Commercial Electronics Company, reflected the same sort of dramatic improvements in sales and profits which marked the company as a whole. This new operation has been renamed Benchmark Electronics, Inc.--Hudson Division. Details on this new operation are given in the body of this Annual Report, below, but you should know that the new Hudson Division made a significant contribution to our company's record financial results in 1998.

    The formation of a company-wide enterprise resource planning (ERP) organization, mentioned in my Shareholder's Letter of 1998, is well under way. The evaluation and selection team chose a well-regarded ERP operation software package, and its implementation has begun, with installation and training in progress. Company-wide use is planned for the end of this current business year.

    The ERP system affords us the capability of streamlining many of the departmental functions of our company, such as purchasing and inventory management. That makes us more competitive in the immediate future; and in the long term, it provides the powerful and flexible Management Information Systems
(MIS) capabilities we need to effect the global site expansions we plan.

    In a related move, we made significant progress toward planned compliance with Year 2000 (Y2K) requirements, working not only with our own internal departments and divisions but with customers and suppliers to put in place a master plan. Because so many of our customers look to us to provide them with "just in time" inventory supply, we are committed to full Y2K compliance--internally, and with those customers and our own suppliers.

    Finally, I can declare that our ongoing search for significant growth opportunities continues. Last year, we began discussions with Ascend Communications, Inc., regarding the acquisition of certain assets of their System Integration Facility in Dublin, Ireland. We formally announced this strategic move in January of 1999. The new operation, and its vital importance to our company's long-term goals, is discussed in more detail later in this report. In summary, though, this European facility and the business it brings with it can be expected to provide the foundation for our expansion into "New Business Horizons" in the European continent.

    Let me close this letter, then, on behalf of the entire Benchmark management group and our domestic employees, by extending a warm welcome to our new team in Ireland.

Sincerely,
Donald E. Nigbor
President and Chief Executive Officer
March 17, 1999

Photo of Don Nigbor with cutline "Donald E. Nigbor President and CEO"

New Business Horizons

    During 1998, Benchmark pursued its strategic plan for development. We focused on broadening our customer service capabilities, building upon the prior acquisitions of EMD Technologies, Inc., in the Midwest, and more recently, Lockheed Commercial Electronics Company, in New England.

    By the end of the year, we had successfully integrated the newly-acquired Lockheed facility, now operating as Benchmark's Hudson Division. We were fortunate to retain the excellent management group, staff, and well-trained employee base at this operation, which provide us the resources we need for future regional growth.

    One of our most significant achievements in the development of customer service capabilities this past year was the establishment of product introduction centers at each of our facilities. These centers specialize in pre-manufacturing services, such as printed circuit board (PCB) layout, together with component engineering review, product design (including design for manufacturability), design for testing, and test development. Concentration on these areas increases our manufacturing capabilities, allowing us to better serve our customers while cutting our costs.

    Photo of Dublin facility with cutline "The Dublin facility is an ideal platform from which to launch our European expansion."

    It was that same focus on broadening customer service capability which led us to establish a Dublin, Ireland, greenfield operation as a cornerstone toward projected global expansion.

    Our long-standing European customer, Stratus Computers, Inc., was acquired by Ascend Communications, Inc., a top-tier firm in the high growth segment of the telecommunications industry, last summer. We opened negotiations with Ascend, and in early 1999 were able to announce the acquisition of certain assets of the Stratus manufacturing facility in Dublin.

    Chart of Market Segments with cutline "Benchmark's 1998 sales by market segment." Under Stratus, the plant operated as a systems integration facility for large and very sophisticated fault-tolerant mainframe computers. We will continue to operate this new Benchmark division, with the bulk of its present staff and with additional personnel transferred there, under a multi-year exclusive service contract with Stratus, as a key supplier to Ascend.

    This transaction supports the planned expansion of our manufacturing capabilities, and enhances long-term customer relations. It represents our company's growth philosophy, focused on key opportunities congruent with Benchmark's strategic plans. Benchmark requires that any acquisition provide a combination of experienced management teams, customer growth opportunities, and geographic presence in high technology regions. Many opportunities do not meet these criteria; each of our acquired divisions does and will.

    While experiencing rapid expansion over the past five years, Benchmark maintained a conservative approach to growth, building on our solid management infrastructure to support our developing organization. Benchmark enhances the local capabilities of each of our divisions with information sharing via our wide area network, and our intranet is another vital part of interplant communications. These tools are used to maximize our local engineering and materials expertise and leverage our extensive knowledge base.

    A key element of our expansion strategy is to provide each of our customers with the comprehensive local services they require. For our global customers, as well as our regional and local ones, we can furnish every element from design engineering through order fulfillment.

    Map: Global Expansion with cutline "Our growth strategy of selective acquisitions expands our capabilities and meet the needs of our target markets."

    Now, with a solid U.S. presence and a cornerstone facility in Ireland, our focus will be on expanding our future operations throughout Europe and into Asia. In so doing, we will continue our successful strategy of selective acquisitions of OEM assets which provide opportunities to expand our customer service capabilities, to meet the future needs of our target markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the "Selected Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere herein. This Annual Report contains certain forward-looking statements regarding future financial condition and results of operations and the Company's business operations. The words "expect," "estimate," "anticipate," "predict," and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions. The important factors that could cause actual results to differ materially from the forward looking statements include, without limitation, the integration of the operations of Lockheed Commercial Electronics Company and the assets in Ireland purchased from Stratus Computers; changes in customer concentration; the absence of long term sales contracts; dependence on the growth of the medical device, communications equipment, industrial and business computer, testing instrumentation and industrial controls industries; availability of customer specified components; dependence on certain key executives; and competition from other providers of contract manufacturing services. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may very materially from those indicated.

Acquisition

On February 23, 1998, the Company acquired Lockheed Commercial Electronics Company (LCEC) for $70 million in cash and the Company paid $0.7 million in acquisition costs. LCEC, situated in Hudson, New Hampshire, is one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of LCEC since February 23, 1998 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $29.5 million, which is being amortized on a straight line basis over 15 years. The effects of this acquisition should be considered when comparing the Company's financial performance during 1998 and 1997. See Note 2 of Notes to Consolidated Financial Statements.

        In connection with the acquisition of LCEC, the Company obtained $40 million through borrowings under a five-year term loan (the Term Loan) with a commercial bank. See Note 5 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources."

Results of Operations

The following table presents the percentage relationship that certain items in the Company's Consolidated Statements of Income bear to sales for the periods indicated.

                               Percentage of Sales
                             Year ended December 31,

                                                   1998       1997       1996
                                                  ------     ------     ------
Sales .........................................    100.0%     100.0%     100.0%
Cost of sales .................................     90.1       87.8       88.4
                                                  ------     ------     ------
     Gross profit .............................      9.9       12.2       11.6
Selling, general and administrative expenses ..      3.4        3.9        3.6
Amortization of goodwill ......................       .6         .5         .3
                                                  ------     ------     ------
     Income from operations ...................      5.9        7.8        7.7
                                                  ------     ------     ------
Other income (expense) ........................      (.7)       (.5)       (.5)
                                                  ------     ------     ------
     Income before income taxes ...............      5.2        7.4        7.2
Income tax expense ............................      2.0        2.7        2.8
                                                  ------     ------     ------
     Net Income ...............................      3.2%       4.6%       4.4%
                                                  ------     ------     ------

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997
Sales in 1998 increased $198.8 million, or 61.1% over 1997 sales. The net increase in sales resulted primarily from increased sales volume from the acquisition of LCEC on February 23, 1998, existing customers, and the addition of new customers, which was offset by reduced sales to a major customer during a period of organizational change.

        A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1998, the Company's three largest customers accounted for approximately 53% of the Company's sales, and the Company's largest customer accounted for approximately 28% of sales. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the Company's major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on the Company.

        The Company had a record year-end backlog of $317 million at December 31, 1998, as compared to the 1997 year-end backlog of $302 million. Although the Company expects to fill substantially all of this backlog in 1999, at December 31, 1998, the Company had no long-term agreements with its customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of the Company's current customers will continue to utilize the Company's services.

        Gross profit increased $12.1 million, or 30.6% over 1997. Gross profit as a percentage of sales decreased from 12.2% for 1997 to 9.9% for 1998. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The decrease in gross profit as a percentage of sales during 1998 was due primarily to a less profitable customer mix, and a reduced capacity utilization, at the LCEC facility.

        Selling, general and administrative expenses increased $4.9 million, or 37.9%, from 1997 to $17.7 million in 1998. In order to satisfy the increased level of business activity and to continue the development and improvement of the systems and processes necessary to accommodate future growth, the Company has continued to add personnel. The increase in selling, general and administrative expenses reflects these additional personnel and related departmental expense, as well as the additional administrative expenses resulting from the inclusion of LCEC for ten months of 1998. The Company anticipates selling, general and administrative expenses will continue to increase in nominal terms as the Company continues to build the internal management and support systems necessary to support higher revenue levels.

        The amortization of goodwill for the years ended December 31, 1998 and 1997 was $3.3 million and $1.7 million, respectively. Interest expense incurred by the Company on the debt incurred in connection with the acquisitions of LCEC in 1998 and EMD Technologies, Inc. (EMD) in 1996 was approximately $4.4 million and $2.5 million, respectively, in 1998 and 1997. The increased amortization and interest expense in 1998 resulted from the additional goodwill and debt incurred in connection with the acquisition of LCEC during 1998.

        Interest income was approximately $0.5 million in 1998 compared to $1.2 million in 1997. The decrease was due to the use of a portion of the Company's cash and interest bearing marketable securities to fund the acquisition of LCEC.

        Income tax expense of $10.5 million represented an effective tax rate of 39.1% for the year ended December 31, 1998, compared with an effective tax rate of 37% for the year ended December 31, 1997. The increase is due primarily to the increase in nondeductible amortization of goodwill.

        The Company reported net income of approximately $16.4 million, or diluted earnings of $1.35 per share, for 1998 compared with net income of approximately $15.1 million, or diluted earnings of $1.26 per share for 1997. The approximately $1.3 million increase in net income during 1998 was a result of the combined effects of the acquisition of LCEC and the overall increase in revenues resulting from the factors discussed above.

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

        The Company had a then record year-end backlog of $302 million at December 31, 1997, as compared to the 1996 year-end backlog of $230 million.

        Gross profit increased $16.3 million, or 69.8% over 1996. Gross profit as a percentage of sales increased from 11.6% for 1996 to 12.2% for 1997. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The increase in gross profit as a percentage of sales during 1997 was due primarily to the product mix and the initiation of new programs during 1996.

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

        The amortization of goodwill associated with the acquisition of EMD for the year ended December 31, 1997 and 1996 was $1.7 million and $0.7 million, respectively. Interest expense incurred by the Company on the debt incurred in connection with the acquisition of EMD was approximately $2.5 million and $1.4 million, respectively, in 1997 and 1996. The increased amortization and interest expense in 1997 reflected the effect of including EMD's operations for a full year.

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

        The Company reported net income of approximately $15.1 million, or diluted earnings of $1.26 per share, for 1997 compared with net income of approximately $8.9 million, or diluted earnings of $0.96 per share for 1996. The approximately $6.2 million increase in net income during 1997 was a result of the combined effects of the acquisition of EMD and the overall increase in income from operations resulting from the factors discussed above.

Liquidity and Capital Resources

The Company has financed its growth and operations through funds generated from operations, proceeds from the sale of its common stock and funds borrowed under its credit facilities.

        Cash provided by operating activities was $56.9 million, $19.3 million and $12.3 million in 1998, 1997 and 1996, respectively. In 1998, substantial decreases in inventory and accounts receivable, net of effects from the acquisition of LCEC, and increases in net income, depreciation and amortization were partially offset by increases in accounts payable. The Company's inventories have decreased from $61.1 million at December 31, 1997 to $53.7 million at December 31, 1998, reflecting improved customer forecasting and the Company's emphasis on supply chain management. In 1997, substantial increases in inventory were partially offset by net income, depreciation and amortization, and increases in accounts payable. The Company's inventories increased from $48.1 million at December 31, 1996 to $61.1 million at December 31, 1997, reflecting the Company's increased sales and backlog during this period. In 1996, substantial increases in accounts receivable were offset by net income, depreciation and amortization, and increases in accounts payable and accrued liabilities and decreases in inventory, net of effects from the acquisition of EMD. The Company's accounts receivable and inventories increased from $20.2 million and $23.0 million, respectively, at December 31 1995 to $39.2 million and $48.1 million, respectively at December 31, 1996, reflecting the Company's increased sales during this period. The Company expects increases in inventories to support the anticipated growth in sales. The Company continued and is continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate, the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to the Company. The Company has not experienced significant supply constraints in the past year nor does it expect to in the near future.

        Cash used in investing activities was $78.7 million, $12.4 million and $49.0 million, respectively, for the years ended December 31, 1998, 1997 and 1996. On February 23, 1998, the Company completed its acquisition of LCEC for approximately $70.7 million in cash. See Note 2 of Notes to Consolidated Financial Statements. Capital expenditures of $12.2 million during 1998 consisted primarily of test and manufacturing production equipment and computer equipment to support the Company's implementation of the new ERP system. During 1998, the Company invested $7.4 million on the new ERP software system. Capital expenditures of $10.4 million during 1997 were primarily concentrated in surface mount assembly, test and manufacturing production equipment. The Company completed the planned expansion of its production capacity at the Angleton plant during 1996, after which the Company had 12 surface mount assembly lines in operation at the Angleton plant. Capital expenditures of $8.7 million during 1996 were primarily concentrated in the expansion of the Angleton facility and surface mount assembly equipment associated with this expansion. On July 30, 1996, the Company completed its acquisition of EMD for approximately $30.8 million in cash. See Note 2 of Notes to Consolidated Financial Statements. The Company used $11.4 million of proceeds from the sale of interest bearing marketable securities during 1998, for the purpose of paying a portion of the purchase price of LCEC. During 1997 and 1996, the Company invested $2.3 million and $9.5 million, respectively of available cash in interest bearing marketable securities.

        Cash provided by financing activities was $23.9 million, $0.4 million and $47.7 million, respectively, for the years ended December 31, 1998, 1997 and 1996. During 1998, cash provided by financing activities consisted primarily of $40.0 million of proceeds from the issuance of long-term debt offset by $16.2 million of principal payments on long-term debt. During 1997, cash provided by financing activities consisted primarily of $0.7 million of proceeds from stock options exercised, offset by $0.2 million of principal payments on long-term debt. During 1996, cash provided by financing activities consisted primarily of $30 million of proceeds from the issuance of long-term debt, $28.5 million of net proceeds from the public offering of common shares, offset by $10.9 million of principal payments on long-term debt.

        On March 1, 1999, the Company acquired certain assets from Stratus Computer Ireland (Stratus), a wholly-owned subsidiary of Ascend Communications, Inc. (Ascend), for approximately $48 million, subject to adjustment. Under the terms of the agreement, Ascend will outsource the manufacture of certain of its systems to the Company for at least three years and the Company hired approximately 260 employees. In conjunction with the purchase of the Stratus assets, the Company increased its revolving line of credit to $65 million and borrowed $25 million. The Company is entitled to borrow under the line of credit up to the lesser of $65 million or the sum of 75% of its eligible accounts receivable and 25% of its eligible inventories. As of December 31, 1998, the Company had no outstanding debt under its line of credit.

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

        The Company may require additional capital to finance further enhancements to or acquisitions or expansions of its manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by its existing debt agreements. Management believes that the existing cash balances, funds generated from operations, and borrowings under Company's credit facility will be sufficient to permit the Company to meet its liquidity requirements in 1999 and for the foreseeable future.

        The Company does not hold or issue derivative financial instruments in the normal course of business. Inflation and changing prices have not significantly affected the Company's operating results or the markets in which the Company performs services during recent years.

Year 2000 Issues

The Company recognizes that it must ensure that its products and operations will not be adversely impacted by Year 2000 software failures which can arise in date-sensitive software applications which utilize a field of two digits rather than four to define a specific year. Absent corrective actions, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions to various activities and operations.

        Many of the Company's business and operating systems are currently Year 2000 compliant, and the Company initiated a review of those systems during 1997 to address those systems that are not currently Year 2000 compliant. Areas addressed included major third-party suppliers of components of the Company's products as well as full reviews of the Company's manufacturing equipment, telephone and voice mail systems, security systems and other office support systems. The Company has also initiated formal communications with significant suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Based on its inquiries to date, the Company believes satisfactory progress is being made by its significant suppliers and customers on Year 2000 issues. No significant information technology initiatives have been deferred by the Company as a result of its Year 2000 project.

        In addition, the Company has selected Baan U.S.A., Inc. to provide an Enterprise Resource Planning System, which will be Year 2000 compliant, to improve processes and to increase efficiencies. The new Enterprise Resource Planning System implementation is scheduled for completion at all locations by November 1999. All necessary Year 2000 upgrades of major systems, including those supplied by vendors, have been identified and conversion strategies developed and are under deployment.

        The estimated total cost to address the Company's Year 2000 issues, including the cost associated with the new Enterprise Resource Planning System, is approximately $13.5 million. Costs incurred and expected to be incurred consist primarily of the cost of Company personnel involved in updating applications and operating systems and the costs of software updates and patches (many of which are provided free of charge from the vendors). The estimated total cost associated with the purchase and implementation of the new Enterprise Resource Planning System is approximately $13 million. The costs of this software will be capitalized and amortized over the estimated useful life of the software, and costs associated with the preliminary project stage and post-implementation stage has been and will be expensed as incurred. The year 2000 component of this system can not be readily segregated from the total cost of the company-wide Enterprise Resource Planning System implementation. The total amount expended on Year 2000 issues and the new Enterprise Resource Planning System through December 31, 1998, is approximately $9 million, of which $8.8 million related to the new Enterprise Resource Planning System implementation and approximately $200,000 related to the cost of identifying and communicating with third parties and installing software patches. The costs of the Year 2000 process and the timetable on which the Company believes it will complete any Year 2000 modifications are based on management's best estimates, which are derived utilizing a number of assumptions of future events, including the availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties. In addition, there can be no assurance that the systems of other companies on which the Company's systems rely will be converted on a timely basis or that such failure by another company to convert would not have an adverse effect on the Company's systems.

        There is considerable uncertainty inherent in assessing the Company's vulnerability to Year 2000 problems, arising in part from the uncertainty of the Year 2000 readiness of the Company's suppliers and customers. It is possible that the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business operations, and that such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Based on the information available to it, and subject to the effect of the general uncertainty on the Company's ability to make a definitive determination, the Company does not believe it has any material exposure to significant business interruption as a result of the Year 2000 problem, or that the cost of remedial actions will have a material adverse effect on its business, financial condition or result of operations.

        The steps taken by the Company to address the Year 2000 issues are expected to reduce significantly the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third party suppliers and customers. The Company believes that, with the implementation of the Enterprise Resource Planning System and completion of identifying and communicating with third parties as scheduled, the possibility of significant interruptions of normal operations should be reduced.

        Accordingly, and as the program is on schedule to be completed during the fall of 1999, the Company has not formulated a worse case scenario in the event its Year 2000 project is not completed in a timely manner. The Company has a contingency plan in place in the event all scheduled implementations are not completed by the end of 1999. All necessary Year 2000 upgrades of major systems and software patches, including those supplied by vendors, have been identified and conversion strategies are under deployment.

Consolidated Balance Sheets
Benchmark Electronics, Inc. and Subsidiaries

                                                                                           December 31,
                                                                                 ------------------------------
                                                                                      1998             l997
                                                                                 -------------    -------------
Assets
Current assets:
    Cash and cash equivalents ................................................   $  23,076,582    $  21,029,347
    Accounts receivable, net .................................................      57,178,757       39,772,435
Income taxes receivable ......................................................       1,120,343          313,594
    Inventories ..............................................................      53,718,247       61,133,963
    Prepaid expenses and other assets ........................................       1,896,888        1,545,110
    Deferred tax asset .......................................................       2,488,328        1,359,205
                                                                                 -------------    -------------
           Total current assets ..............................................     139,479,145      125,153,654
Property, plant and equipment ................................................      80,826,164       54,061,241
Accumulated depreciation .....................................................     (35,264,179)     (23,245,264)
                                                                                 -------------    -------------
           Net property, plant and equipment .................................      45,561,985       30,815,977
Goodwill, net ................................................................      48,906,481       22,680,551
Marketable securities ........................................................            --         11,430,757
Other ........................................................................       7,948,086          240,859
                                                                                 -------------    -------------
                                                                                 $ 241,895,697    $ 190,321,798
                                                                                 -------------    -------------
Liabilities and Shareholders' Equity Current liabilities:
    Current installments of long-term debt ...................................   $   8,199,910    $     155,505
    Accounts payable .........................................................      37,046,161       31,694,123
    Accrued liabilities ......................................................       7,968,412        5,424,939
                                                                                 -------------    -------------
           Total current liabilities .........................................      53,214,483       37,274,567
Long-term debt, excluding current installments ...............................      46,110,646       30,329,828
Deferred tax liability .......................................................       4,569,654        1,845,846
Shareholders' equity:
    Preferred shares, $.10 par value; 5,000,000 shares authorized, none issued            --               --
    Common shares, $.10 par value; 30,000,000 shares authorized: issued
        11,676,967 and 11,623,252, respectively; outstanding 11,627,483
        and 11,573,768, respectively .........................................       1,162,748        1,157,376
    Additional paid-in capital ...............................................      70,159,115       69,407,600
    Retained earnings ........................................................      66,800,001       50,427,531
    Less treasury shares, at cost, 49,484 shares .............................        (120,950)        (120,950)
                                                                                 -------------    -------------
           Total shareholders' equity ........................................     138,000,914      120,871,557
    Commitments and contingencies
                                                                                 -------------    -------------
                                                                                 $ 241,895,697    $ 190,321,798
                                                                                 -------------    -------------

See accompanying notes to consolidated financial statements.
Consolidated Statements of Income
Benchmark Electronics, Inc. and Subsidiaries

                                                             Year ended December 31,
                                                 -----------------------------------------------
                                                      1998             1997             1996
                                                 -------------    -------------    -------------
Sales ........................................   $ 524,065,077    $ 325,229,015    $ 201,296,320
Cost of sales ................................     472,354,251      285,630,163      177,981,328
                                                 -------------    -------------    -------------
        Gross profit .........................      51,710,826       39,598,852       23,314,992
Selling, general and administrative expenses .      17,680,338       12,817,317        7,227,833
Amortization of goodwill .....................       3,310,661        1,669,740          695,722
                                                 -------------    -------------    -------------
        Income from operations ...............      30,719,827       25,111,795       15,391,437
Interest expense .............................      (4,393,528)      (2,472,183)      (1,441,834)
Interest income ..............................         479,075        1,162,958          442,384
Other income .................................          84,663          149,276           90,880
                                                 -------------    -------------    -------------
        Income before income taxes ...........      26,890,037       23,951,846       14,482,867
Income tax expense ...........................      10,517,567        8,862,183        5,619,352
                                                 -------------    -------------    -------------
        Net income ...........................   $  16,372,470    $  15,089,663    $   8,863,515
                                                 -------------    -------------    -------------
Earnings per share:
    Basic ....................................   $        1.41    $        1.31    $        0.99
    Diluted ..................................   $        1.35    $        1.26    $        0.96
                                                 -------------    -------------    -------------
Weighted average number of shares outstanding:
    Basic ....................................      11,594,271       11,508,407        8,976,192
    Diluted ..................................      12,098,349       12,003,741        9,217,801
                                                 -------------    -------------    -------------

See accompanying notes to consolidated financial statements.
Consolidated Statements of Shareholders' Equity
Benchmark Electronics, Inc. and Subsidiaries

                                                                    Additional                                          Total
                                                       Common         paid-in         Retained        Treasury       shareholders'
                                       Shares          shares         capital         earnings          shares          equity
                                   -------------   -------------   -------------    -------------   -------------    -------------
Balances, December 31, 1995 ....       8,042,800   $     804,280   $  19,466,385    $  26,474,353   $    (120,950)   $  46,624,068
Common shares issued in public
   offering, net of expenses ...       2,033,000         203,300      28,287,841             --              --         28,491,141
Stock options exercised ........          51,340           5,134         402,310             --              --            407,444
Federal tax benefit of stock
   options exercised ...........            --              --            88,536             --              --             88,536
Acquisition of
    EMD Technologies, Inc. .....       1,349,928         134,992      20,375,814             --              --         20,510,806
Net income .....................            --              --              --          8,863,515            --          8,863,515
Effect of difference between
   fair value and cost of shares
   released from collateral ....            --              --            13,904             --              --             13,904
                                   -------------   -------------   -------------    -------------   -------------    -------------
Balances, December 31, 1996 ....      11,477,068       1,147,706      68,634,790       35,337,868        (120,950)     104,999,414
Stock options exercised ........          96,700           9,670         669,927             --              --            679,597
Federal tax benefit of stock
    options exercised ..........            --              --           154,820             --              --            154,820
Net income .....................            --              --              --         15,089,663            --         15,089,663
Other ..........................            --              --           (51,937)            --              --            (51,937)
                                   -------------   -------------   -------------    -------------   -------------    -------------
Balances, December 31, 1997 ....      11,573,768       1,157,376      69,407,600       50,427,531        (120,950)     120,871,557
Stock options exercised ........          53,715           5,372         487,870             --              --            493,242
Federal tax benefit of
    stock options exercised ....            --              --           263,645             --              --            263,645
Net income .....................            --              --              --         16,372,470            --         16,372,470
                                   -------------   -------------   -------------    -------------   -------------    -------------
Balances, December 31, 1998 ....      11,627,483   $   1,162,748   $  70,159,115    $  66,800,001   $    (120,950)   $ 138,000,914
                                   -------------   -------------   -------------    -------------   -------------    -------------

See accompanying notes to consolidated financial statements.
Consolidated Statements of Cash Flows
Benchmark Electronics, Inc. and Subsidiaries

                                                                                 Year ended December 31,
                                                                      --------------------------------------------
                                                                           1998           1997            1996
                                                                      ------------    ------------    ------------
Cash flows from operating activities:
    Net income ....................................................   $ 16,372,470    $ 15,089,663    $  8,863,515
    Adjustments to reconcile net income
      to net cash provided by operating activities:
        Depreciation and amortization .............................     13,306,975      10,150,586       5,723,922
        Amortization of premiums on marketable securities .........         46,026         342,193          25,940
        Deferred income taxes .....................................      2,305,482        (314,801)        408,346
        Federal tax benefit of stock options exercised ............        263,645         154,820          88,536
        Amortization of goodwill ..................................      3,310,661       1,669,740         695,722
        Gain on the sale of property, plant and equipment .........         (3,696)        (86,973)        (42,878)
        ESOP shares contribution ..................................           --              --            13,904
        Changes in operating assets and liabilities, net of effects from acquisitions of businesses:
           Accounts receivable ....................................      7,403,982        (589,806)    (10,119,586)
           Income taxes receivable ................................       (806,749)         74,270         994,179
           Inventories ............................................     30,930,316     (13,033,625)      3,131,340
           Prepaid expenses and other assets ......................       (353,729)       (729,367)       (124,259)
           Accounts payable .......................................    (15,369,675)      7,341,651       1,782,239
           Accrued liabilities ....................................       (552,417)       (779,596)        895,208
                                                                      ------------    ------------    ------------
              Net cash provided by operations .....................     56,853,291      19,288,755      12,336,128
Cash flows from investing activities:
    Additions to property, plant and equipment ....................    (12,204,071)    (10,352,112)     (8,684,400)
    Additions to capitalized software .............................     (7,383,410)           --              --
    Proceeds from the sale of property, plant and equipment .......        182,810         168,912          75,281
    Acquisitions, net of cash acquired ............................    (70,679,312)           --       (30,833,300)
    Proceeds from the sale of marketable securities ...............     11,384,731            --              --
    Purchase of marketable securities .............................           --        (2,264,716)     (9,534,174)
                                                                      ------------    ------------    ------------
           Net cash used in investing activities ..................    (78,699,252)    (12,447,916)    (48,976,593)
Cash flows from financing activities:
    Net proceeds from public offering of common shares ............           --           (51,937)     28,491,141
    Proceeds from issuance of long-term debt ......................     40,000,000            --        30,000,000
    Principal payments on long-term debt ..........................    (16,174,777)       (239,165)    (10,928,329)
    Debt issuance costs ...........................................       (425,269)           --          (315,114)
    Proceeds from stock options exercised .........................        493,242         679,597         407,444
                                                                      ------------    ------------    ------------
           Net cash provided by financing activities ..............     23,893,196         388,495      47,655,142
Net increase in cash and cash equivalents .........................      2,047,235       7,229,334      11,014,677
Cash and cash equivalents at beginning of year ....................     21,029,347      13,800,013       2,785,336
Cash and cash equivalents at end of year ..........................   $ 23,076,582    $ 21,029,347    $ 13,800,013
                                                                      ------------    ------------    ------------
Supplemental disclosures of cash flow information:
    Income taxes paid .............................................   $  8,755,264    $  8,491,894    $  4,171,224
                                                                      ------------    ------------    ------------
    Interest paid .................................................   $  4,264,706    $  2,537,089    $    369,021
                                                                      ------------    ------------    ------------

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

     (d) Marketable Securities Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in shareholders' equity as other comprehensive income. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts to maturity.

     Such amortization and interest are included in interest income. Realized gains and losses from the sale of available for sale securities are included in other income or expense and are determined on a specific identification method.

     At December 31, 1997, the Company's investments in marketable securities consisted of Texas state guaranteed obligation bonds with an amortized cost of $4,831,833, fair value of $4,851,000 and unrealized gain of $19,167; Lynnwood, Washington guaranteed obligation bonds with an amortized cost of $4,359,096, fair value of $4,362,000 and unrealized gain of $2,904; Austin, Texas guaranteed obligation bonds with an amortized cost of $1,213,257, fair value of $1,212,000, and unrealized loss of $1,257; and Maryland state guaranteed obligation bonds with an amortized cost of $1,026,571, fair value of $1,032,000, and unrealized gain of $5,429. These investments were sold during 1998 in connection with the purchase of Lockheed Commercial Electronics Company (LCEC).

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

     In assessing and measuring impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(g) Goodwill and Other Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 1998 and 1997 was $5,676,123 and $2,365,462, respectively. The carrying value of goodwill will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the acquired assets may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. Other assets consists of capitalized software costs, which are amortized over the estimated useful life of the related software and deferred financing costs, which are amortized over the life of the related debt. During 1998, $7,383,410 of software costs was capitalized in connection with the new ERP system implementation. The accumulated amortization of deferred financing costs at December 31, 1998 and 1997 was $207,311 and $85,521, respectively.

(h) Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 504,078, 495,334, and 241,609 in 1998, 1997 and 1996, respectively, were used in the calculation of diluted earnings per share. Options to purchase 3,000 and 124,000 shares of common stock in 1998 and 1997, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock.

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

(k) Stock Option Plans

On January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternately, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees", and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Under APB Opinion No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(m) Fair Values of Financial Instruments

The fair values of the Company's cash equivalents, accounts receivable, accrued liabilities, and accounts payable approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt approximates its carrying value based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

(n) Comprehensive Income

On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The Company currently does not have any items that require additional presentation of other comprehensive income. Accordingly, adoption of SFAS No. 130 did not affect the Company's consolidated financial statements.

(o) Business Segments

On January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company currently operates in a single business segment. Accordingly, adoption of SFAS No. 131 did not affect the Company's consolidated financial statements.

(p) Capitalized Software Costs

On January 1, 1998, the Company adopted the American Institute of Certified Public Accountants (AICPA) statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" on a prospective basis. SOP 98-1 establishes criteria for capitalizing certain costs related to internal-use software. The adoption of SOP 98-1 did not have a material impact on the Company's financial position, results of operations or liquidity.

(q) Recently Enacted Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company expects that the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or liquidity.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be expensed when SOP 98-5 is adopted. The Company expects that the adoption of SOP 98-5 will have no material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP 98-5 in 1999.

Note 2 -- Acquisitions

On February 23, 1998, the Company completed the acquisition of LCEC for $70,679,312 in cash. LCEC, situated in Hudson, New Hampshire, provides a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and accordingly, the results of operations of LCEC since February 23, 1998 have been included in the consolidated statements of income. The acquisition resulted in goodwill of $29,536,591 that is being amortized on a straight-line basis over 15 years.

The net purchase price was allocated as follows:
Working capital, other than cash .........................         $ 30,574,621
Property, plant and equipment ............................           15,904,987
Goodwill .................................................           29,536,591
Other liabilities ........................................           (3,095,890)
Deferred income taxes ....................................           (2,240,997)
                                                                   ------------
   Purchase price, net of cash received ..................         $ 70,679,312
                                                                   ------------

     The following unaudited summary pro forma condensed financial information reflects the acquisition of LCEC as if the acquisition had occurred on January 1, 1997 for purposes of the consolidated statements of income. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisition in fact occurred on January 1, 1997 and is not intended to project the Company's results of operations for any future period or date. (in thousands, except per share data)

                                                             1998          1997
                                                           --------     --------
Net sales ............................................     $548,335      607,439
Gross Profit .........................................       50,091       52,069
Income from operations ...............................       27,004       25,615
Net income ...........................................       13,796       12,453
Earnings per share:
  Basic ..............................................     $   1.19         1.08
  Diluted ............................................     $   1.14         1.04
Weighted average number of shares outstanding:
  Basic ..............................................       11,594       11,508
  Diluted ............................................       12,098       12,003

On July 30, 1996, the Company completed its acquisition of EMD Technologies, Inc. (EMD). This business, headquartered in Winona, Minnesota, was acquired for 1,349,928 shares of common stock, $30,447,033 in cash, and the Company paid $2,208,136 in acquisition costs. The transaction was accounted for under the purchase method of accounting, and accordingly, the results of operations of EMD since July 30, 1996 have been included in the consolidated statements of income. The acquisition resulted in goodwill of $25,046,013, which is being amortized on a straight line basis over 15 years.


The net purchase price was allocated as follows:
Working capital, other than cash .........................         $ 10,638,671
Property, plant and equipment ............................           17,598,785
Other assets .............................................               12,379
Goodwill .................................................           25,046,013
Other liabilities ........................................           (1,951,742)
                                                                   ------------
   Purchase price, net of cash received ..................         $ 51,344,106
                                                                   ------------
Net cash portion of purchase price .......................         $ 30,833,300
Common stock issued ......................................           20,510,806
                                                                   ------------
Purchase price, net of cash received .....................         $ 51,344,106
                                                                   ------------

Note 3 -- Inventories

Inventory costs are summarized as follows:

                                                           December 31,
                                               ---------------------------------
                                                  1998                  1997
                                               -----------           -----------
Raw materials ......................           $39,230,450            41,837,205
Work in process ....................            14,487,797            19,296,758
                                               -----------           -----------
                                               $53,718,247            61,133,963
                                               -----------           -----------

Note 4 -- Property, Plant and Equipment Property, plant and equipment consists of the following:

                                                          December 31,
                                                 -------------------------------
                                                    1998                1997
                                                 -----------         -----------

Land ...................................         $   391,969             391,969
Buildings ..............................           8,441,221           8,417,497
Machinery and equipment ................          64,189,215          38,025,436
Furniture and fixtures .................           6,856,395           6,480,183
Vehicles ...............................              14,383              14,383
Leasehold improvements .................             750,111             731,773
Construction in progress ...............             182,870                --
                                                 -----------         -----------
                                                 $80,826,164          54,061,241
                                                 -----------         -----------

Note 5 -- Borrowing Facilities Long-term debt consists of the following:
December 31,
                                                     1998                1997
                                                 -----------         -----------

Senior note ............................         $30,000,000          30,000,000
Term loan ..............................          24,000,000                --
Other ..................................             310,556             485,333
                                                 -----------         -----------
   Total long-term debt ................          54,310,556          30,485,333
Less current installments ..............           8,199,910             155,505
                                                 -----------         -----------
Long-term debt .........................         $46,110,646          30,329,828
                                                 -----------         -----------

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

     The purchase agreement relating to the Senior Note (the "Purchase Agreement") includes customary affirmative and negative covenants and restricts the ability of the Company to incur additional debt and to pay dividends. Upon any prepayment of all or a portion of the Senior Note, the Company is obligated to pay the holder a premium on the amount prepaid. The Purchase Agreement contains a provision that in the event of a change of control (defined generally to mean the acquisition by a person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of beneficial ownership of more than 50% of the total voting power of the outstanding voting stock of the Company), the Company must offer to repurchase the Senior Note at par plus any prepayment penalty.

     In connection with the acquisition of LCEC on February 23, 1998, the Company obtained $40 million through borrowings under a five-year term loan (the Term Loan) with a commercial bank. Principal on the Term Loan is payable in quarterly installments of $2.0 million beginning June 30, 1998 with a final installment of the unpaid principal amount due March 31, 2003. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus .625% to 1.375% or its prime rate, and interest is payable quarterly. The margin on the Eurodollar rate fluctuates with the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Term Loan includes customary affirmative and negative covenants and restricts the Company's ability to incur additional indebtedness and to pay dividends. As of December 31, 1998, the Company had $24 million outstanding under the Term Loan bearing interest at rates ranging from 5.8125% to 6.0625%.

     The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998 are as follows: 1999, $8,199,910; 2000, $8,019,693; 2001, $13,020,699; 2002, $5,021,756; 2003, $5,022,867 and thereafter
$15,025,631.

     The Company has a $25 million revolving line of credit with a commercial bank. The Company is entitled to borrow under the line of credit up to the lesser of $25 million or the sum of 75% of its eligible accounts receivable and 25% of its eligible inventories. Interest on the line of credit is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus
 .625% to 1.375%
or its prime rate. A commitment fee of 0.25% per annum on the unused portion of the line of credit is payable quarterly in arrears. The line of credit agreement contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends. The line of credit matures on March 31, 2003. As of December 31, 1998 and 1997, the Company had no borrowings outstanding under this line of credit.

Note 6 -- Commitments

The Company has several noncancelable operating leases for office space, manufacturing facilities and manufacturing equipment that expire through 2006. Rental expense for each of the years in the three-year period ended December 31, 1998 was $2,493,146, $1,354,607 and $921,526, respectively.

     The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of eight to ten years, expiring through December 2006 with annual renewals thereafter. Total rent expense associated with these leases for the years ended December 31, 1998, 1997 and 1996 was $828,900, $828,900 and $413,784, respectively.

      Aggregate annual rental payments on future lease commitments at December 31, 1998 were as follows:

           1999 ...........................      $ 2,043,007
           2000 ...........................        1,651,734
           2001 ...........................        1,613,734
           2002 ...........................        1,463,734
           2003 ...........................        1,152,123
         Thereafter .......................        2,150,425
                                                 -----------
                                                 $10,074,757
                                                 -----------

Note 7 -- Common Stock and Stock Option Plans

During 1996, the Company issued 2,033,000 shares of common stock in a public offering for net proceeds of $28,491,141.

     The Company's stock option plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 3,200,000 shares of the Company's common stock to key employees of the Company.

     The stock option plan provides for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as nonqualified stock options. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The stock options will terminate no later than 10 years after the date of grant. Although options may vest in increments over time, they historically have become 20% vested two years after the options are granted and 100% vested after 5 years.

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

     Under the terms of the Plan, each member of the Board of Directors of the Company or its Affiliates who was not an employee of the Company or any of its Affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 3,000 shares of the Company's Common Stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of Common Stock for the fiscal year in which the Plan was adopted by the Board of Directors and
(b) an option to purchase shares of Common Stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 1998, 1997 and 1996, pursuant to the Plan, 12,000, 24,000 and 30,000 options, respectively, were granted to Directors to purchase shares of Common Stock at an exercise price of $21.38, $16.32 and $14.69 per share, respectively.

     The following table summarizes the activities relating to the Company's stock option plans:

                                                               WEIGHTED
                                                NUMBER OF       AVERAGE
                                                  SHARES     EXERCISE PRICE
                                                ----------    -------------

Balance at December 31, 1995 ................      801,200    $        9.85
   Granted ..................................      653,000    $       14.43
   Exercised ................................      (51,340)   $        8.13
   Canceled .................................      (45,200)   $       13.80
                                                ----------    -------------
Balance at December 31, 19961, ..............      357,660    $       12.00
   Granted ..................................      426,000    $       19.27
   Exercised ................................      (96,700)   $        7.03
   Canceled .................................      (96,800)   $       15.95
                                                ----------    -------------
Balance at December 31, 1997 ................    1,590,160    $       14.11
   Granted ..................................      653,000    $       20.99
   Exercised ................................      (53,715)   $        9.18
   Canceled .................................      (80,000)   $       17.94
                                                ----------    -------------
Balance at December 31, 1998 ................    2,109,445    $       16.22
                                                ----------    -------------

     The following table summarizes information concerning currently outstanding and exercisable options:

                             OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                   ------------------------------------  -----------------------
                                   WEIGHTED
                                   AVERAGE     WEIGHTED                 WEIGHTED
RANGE OF                         OUTSTANDING   AVERAGE                  AVERAGE
EXERCISE             NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
PRICES             OUTSTANDING      LIFE         PRICE    EXERCISABLE    PRICE
----------------   -----------   -----------   --------   -----------   --------
$4.38-$10 ......       170,200          4.16   $   7.37       170,200   $   7.37
$10-$15 ........       887,245          6.71   $  13.18       424,785   $  12.49
$15-$20 ........       532,000          8.41   $  17.40        39,200   $  15.88
$20-$25 ........       393,000          8.94   $  21.99        12,000   $  21.35
$25-$30 ........       127,000          8.52   $  26.50          --         --
                   -----------   -----------   --------   -----------   --------
                     2,109,445                                646,185
                   -----------   -----------   --------   -----------   --------

     At December 31, 1998, the range of exercise prices and weighted average remaining contractual life of outstanding options was $4.38 - $26.88 and 7.74 years, respectively.

     At December 31, 1998, 1997 and 1996, the number of options exercisable was 646,185, 492,920 and 500,340, respectively, and the weighted average exercise price of those options was $11.51, $10.30 and $9.20, respectively.

     The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $13,916,901, or $1.15 per share diluted during 1998, $13,396,245, or $1.11 per share diluted during 1997, and $7,851,515, or $0.85 per share diluted during 1996. Pro forma net income reflects only options granted since 1995. The weighted average fair value of the options granted during 1998, 1997, and 1996 is estimated as $6.41, $8.55 and $5.23, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield for all years, volatility of 30% for all years, risk-free interest rate of 4.33% to 5.86% in 1998, 5.46% to 6.57% in 1997 and 5.31% to 6.57% in 1996, assumed annual forfeiture rate of 5% for all years, and an expected life of 4 years in 1998 and 5 years in 1997 and 1996.

Note 8 -- Income Taxes Income tax expense (benefit) consists of:

                                               Year ended December 31,
                                    --------------------------------------------
                                        1998            1997             1996
                                    -----------     -----------      -----------
Federal - current .............     $ 7,275,581       8,178,203        4,322,471
State - current ...............         936,504         998,781          888,535
Federal/State - deferred ......       2,305,482        (314,801)         408,346
                                    -----------     -----------      -----------
                                    $10,517,567       8,862,183        5,619,352
                                    -----------     -----------      -----------

     Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to pretax income as a result of the following:

                                               Year ended December 31,
                                      --------------------------------------------
                                          1998            1997            1996
                                      ------------    ------------    ------------
Tax at statutory rate .............   $  9,411,513       8,383,146       4,924,175
State taxes, net of federal benefit        608,728         649,208         586,433
Tax exempt interest ...............       (165,288)       (386,658)        (49,882)
Tax benefit from use of
   foreign sales corporation ......       (349,727)       (393,839)       (139,218)
Effect of foreign operations ......        132,364            --              --
Amortization of goodwill ..........      1,122,751         562,413         236,545
Other .............................       (242,774)         47,913          61,299
                                      ------------    ------------    ------------
Total income tax expense ..........   $ 10,517,567       8,862,183       5,619,352
                                      ------------    ------------    ------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                       1998             1997
                                                   -----------      -----------
Deferred tax assets:
   Carrying values of inventories ............     $ 1,358,217          710,124
   Accrued liabilities deductible
      for tax purposes on a cash basis .......       1,130,111          649,081
                                                   -----------      -----------
                                                     2,488,328        1,359,205
Less valuation allowance .....................            --               --
                                                   -----------      -----------
     Net deferred tax assets .................     $ 2,488,328        1,359,205
                                                   -----------      -----------
Deferred tax liabilities:
   Plant and equipment, due to
      differences in depreciation ............     $(4,442,867)      (1,797,228)
Other ........................................        (126,787)         (48,618)
                                                   -----------      -----------
Gross deferred tax liability .................      (4,569,654)      (1,845,846)
                                                                    -----------
     Net deferred tax liability ..............     $(2,081,326)        (486,641)
                                                   -----------      -----------

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

     Sales to major customers were as follows for the indicated periods:

                                             YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
(IN THOUSANDS)                          1998             1997             1996
                                      --------         --------         --------

Customer A ..................         $148,674             --               --
Customer B ..................           70,908           42,983           28,638
Customer C ..................           58,424          120,500           33,680
Customer D ..................           19,033           13,381            8,938
Customer E ..................           18,919             --               --

     In 1998, the Company had export sales of approximately $87 million to Europe, $2 million to Canada, $92,000 to Asia, and $8,000 to Australia from the Company's United States operations. In 1997 and 1996, the Company had export sales of approximately $86 million and $29 million, respectively, to Europe from the Company's United States operations.

Note 10 -- Employee Benefit Plans

The Company has a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The Plan covers all employees with at least one year of service. The Company has agreed to contribute an amount equal to 50% of each participant's contributions to the extent such participant's contribution does not exceed 4% of their compensation for the year and 1% of each participant's compensation. A participant's contribution may not exceed 20% of annual compensation, or the maximum amount allowed as determined by the Internal Revenue Code. The Company may also make discretionary contributions to the plan. During 1998, 1997 and 1996 the Company made contributions to the plan of approximately $1,098,000, $689,000 and $430,000, respectively.

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

     For any plan year, the Company's sales and net income must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company in its business plan, as established at the beginning of each fiscal year, for any bonus awards to be made. Aggregate bonus awards to all participants under the Bonus Plan may not exceed 7% of the Company's net income. The Compensation Committee has the authority to determine the total amount of bonus awards, if any, to be made to the eligible employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $1,434,000 in 1998, $738,000 in 1997 and $320,000 in 1996 in conjunction with the bonus plans.

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

Note 12 -- Contingencies

The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Note 13-- Event Subsequent to Date of Auditors' Report (unaudited)

On March 1, 1999, the Company acquired certain assets from Stratus Computer Ireland (Ireland), a wholly-owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $48 million, subject to adjustment. In connection with the transaction, the Company entered into a three-year supply agreement to provide system integration services to Ascend and Stratus Holding Limited and the Company hired 260 employees. In conjunction with the purchase of the Stratus assets, the Company increased its revolving line of credit to $65 million and borrowed $25 million.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Benchmark Electronics, Inc.:


     We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP



Houston, Texas
January  22, 1999

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

Donald E. Nigbor                      Cary T. Fu
President & Chief Executive Officer   Executive Vice President

Corporate Information
Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 1998, 1997 and 1996. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.
(In thousands, except per share data)

                                                    1998 Quarter
                                    --------------------------------------------
                                      1st          2nd        3rd         4th
                                    --------    --------    --------    --------
Sales ..........................    $108,046     132,636     139,645     143,738
Gross profit ...................      10,905      12,681      13,545      14,580
Net income .....................       3,742       3,735       4,182       4,713
Earnings per common share:
   Basic .......................         .32         .32         .36         .41
   Diluted .....................         .31         .32         .35         .38

                                                    1997 Quarter
                                    --------------------------------------------
                                      1st          2nd        3rd         4th
                                    --------    --------    --------    --------
Sales ..........................    $ 75,724      78,156      83,183      88,166
Gross profit ...................       9,242       9,466      10,157      10,734
Net income .....................       3,291       3,557       4,013       4,229
Earnings per common share:
   Basic .......................         .29         .31         .35         .37
   Diluted .....................         .28         .30         .33         .35

                                                    1996 Quarter
                                    --------------------------------------------
                                      1st          2nd        3rd         4th
                                    --------    --------    --------    --------
Sales ..........................    $ 30,383      33,500      62,304      75,109
Gross profit ...................       3,825       4,484       6,550       8,456
Net income .....................       1,839       2,025       2,365       2,635
Earnings per common share:
   Basic .......................         .23         .25         .26         .24
   Diluted .....................         .22         .24         .26         .24

Market for the Registrant's Common Equity and Related Shareholder Matters
The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated, as adjusted for the July 1997 stock split.

                                            1          2         3          4
                                        --------   --------   -------   --------
1997
High ................................   $16 5/16   20 1/4     28 3/16   29 15/16
Low .................................   $14 1/4    13 3/16         20         22

1998
High ................................   $28 1/4    24 15/16   25 1/2    37 1/2
Low .................................   $21 1/8    18 1/2     17 5/8    17 7/8

1999 (through March 19, 1999)
High ................................   $38 1/2        --        --         --
Low .................................   $28 1/8        --        --         --

     The last reported sale price of Common Stock on March 19, 1999, as reported by the New York Stock Exchange, was $28 3/4. There were approximately 100 record holders of Common Stock as of March 19, 1999.

     The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

Selected Financial Data
Benchmark Electronics, Inc. and Subsidiaries

                                                                Year ended December 31,
                                               -------------------------------------------------------------
(In thousands, except per-share data)             1998        1997         1996          1995        1994
                                               ---------    ---------    ---------    ---------    ---------
Selected Statements of Income Data
Sales ......................................   $ 524,065    $ 325,229    $ 201,296    $  97,353    $  98,168
Cost of sales ..............................     472,354      285,630      177,981       85,113       86,236
                                               ---------    ---------    ---------    ---------    ---------
     Gross profit ..........................      51,711       39,599       23,315       12,240       11,932
Selling, general and administrative expenses      17,680       12,817        7,228        2,990        3,154
Amortization of goodwill ...................       3,311        1,670          696         --           --
                                                                                                   ---------
     Income from operations ................      30,720       25,112       15,391        9,250        8,778
Interest expense ...........................      (4,394)      (2,472)      (1,442)        --           --
Interest income ............................         479        1,163          442          268          252
Other income (expense) .....................          85          149           92           13           11
Income tax expense .........................     (10,518)      (8,862)      (5,619)      (3,383)      (3,272)
                                               ---------    ---------    ---------    ---------    ---------
     Net income ............................   $  16,372    $  15,090     $8,864 $        6,148    $   5,769
                                               ---------    ---------    ---------    ---------    ---------
Basic earnings per common share (1)
     Earnings per common share (1) .........   $    1.41    $    1.31    $    0.99    $    0.77    $    0.72
                                               ---------    ---------    ---------    ---------    ---------
     Weighted average number of
       shares outstanding ..................      11,594       11,508        8,976        8,031        7,998
                                               ---------    ---------    ---------    ---------    ---------
Diluted earnings per common share (1)
     Earnings per common share (1) .........   $    1.35    $    1.26    $    0.96    $    0.75    $    0.71
                                               ---------    ---------    ---------    ---------    ---------
     Weighted average number of
       shares outstanding ..................      12,098       12,004        9,218        8,213        8,176
                                               ---------    ---------    ---------    ---------    ---------

                                                  December 31,
                              ----------------------------------------------------
(In thousands)                  1998       1997       1996       1995      1994
                              --------   --------   --------   --------   --------
Selected Balance Sheet Data
Working capital ...........   $ 86,265   $ 87,879   $ 72,586   $ 37,285   $ 30,890
Total assets ..............    241,896    190,322    168,174     57,037     48,333
Long-term debt ............     46,111     30,330     30,485       --         --
Shareholders' equity ......   $138,001   $120,872   $104,999   $ 46,624   $ 40,131

(1) See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings per common share.

Corporate and Shareholder Data
Officers
Donald E. Nigbor (1)
President and Chief Executive Officer

Steven A. Barton (2)
Executive Vice President

Cary T. Fu (1)
Executive Vice President

Lenora A. Gurton
Secretary

Gayla J. Delly
Treasurer

Christopher Nawrocki
Vice President;
President of Benchmark Electronics, Inc. -Winona Division


General Counsel
Bracewell & Patterson, L.L.P.
Houston, Texas

Independent Auditors
KPMG LLP
Houston, Texas

Directors
David H. Arnold
President and Chairman of the Board
DCM Tech, Inc.
Winona, Minnesota
(Machine Tool Manufacturing)

John C. Custer (4)
Retired - Former Chairman of the Board
Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

Gerald W. Bodzy  (3)
Senior Vice President and Managing Director
Stephens Inc.
Houston, Texas
(Investment banking)

Peter G. Dorflinger (3) (4)
President and Chief Operating Officer
GlasTech, Inc.
Austin, Texas
(Dental products manufacturer)

Cary T. Fu
Executive Vice President
Benchmark Electronics, Inc.

Donald E. Nigbor
President and Chief Executive Officer
Benchmark Electronics, Inc.

(1) Executive Officer
(2) Part-time since June 1993
(3) Member of Audit Committee
(4) Member of Compensation Committee

Notices

Stock Transfer Agent and Registrar
Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:
    Harris Trust and Savings Bank
    c/o Harris Trust Company of New York
    88 Pine Street, 19th floor
    New York, NY 10005 800/926-1269.

Stock Trading
The common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K
Benchmark will provide a copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 1998, filed with the Securities and Exchange Commission, without charge upon written request to:
    Gayla J. Delly
    Treasurer
    Benchmark Electronics, Inc.
    3000 Technology Drive
    Angleton, TX 77515

Financial Mailing List
Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting
Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 11, 1999, at the Doubletree Hotel at Allen Center, 400 Dallas Street, Houston, Texas.

This annual report is printed on recycled paper.

Back Cover:
Benchmark logo

3000 Technology Drive
Angleton, Texas 77515
(409) 849-6550
www.bench.com