Form 10-K, Exhibit 13
period 1999-12-31
BENCHMARK ELECTRONICS INC
filed 2000-03-30
CIK 863436

EXHIBIT 13

Achieving Global Presence

Benchmark Electronics
Annual Report 1999

Financial Highlights
Benchmark Electronics, Inc. and Subsidiaries

                                                      YEAR ENDED DECEMBER 31,
                                          1999       1998       1997       1996       1995
--------------------------------------------------------------------------------------------
                                              (in thousands, except per-share data)
Sales ..............................    $877,839    524,065    325,229    201,296     97,353
Income from operations .............    $ 28,623     30,720     25,112     15,391      9,250
Net income .........................    $ 11,974     16,372     15,090      8,864      6,148
Earnings per common share
    (diluted) ......................    $    .80       1.35       1.26       0.96       0.75
Working capital ....................    $177,926     86,265     87,879     72,586     37,285
Total assets .......................    $760,837    241,896    190,322    168,174     57,037
Long-term debt .....................    $202,811     46,111     30,330     30,485       --
Shareholders' equity ...............    $281,935    138,001    120,872    104,999     46,624
Weighted average common and
    equivalent shares outstanding ..      15,010     12,098     12,004      9,218      8,213

The Company at a Glance

Benchmark Electronics, Inc. is a leading independent provider of electronics manufacturing services (EMS) to original equipment manufacturers (OEMs) in the telecommunication, enterprise computer and peripherals, high-end video/audio/entertainment, industrial control, testing and instrumentation, computer and medical device markets. The company offers OEMs a global turnkey EMS solution, from initial product design to volume production and direct order fulfillment. The company provides advanced engineering services, including product design, printed circuit board (PCB) layout, quick-return prototyping and test development.

Table of Contents

The Company at a Glance ...................................................    1
Financial Highlights ......................................................    1
President's Letter ........................................................    2
Achieving Global Presence .................................................    5
Management's Discussion and Analysis ......................................    9
Consolidated Financial Statements .........................................   17
Notes to Consolidated Financial Statements ................................   21
Independent Auditors' Report ..............................................   34
Management's Report .......................................................   34
Quarterly Financial Data ..................................................   35
Market for the Registrant's Common Equity
  and Related Shareholder Matters .........................................   35
Selected Financial Data ...................................................   36
Corporate and Shareholder Data ............................................ ISBC

President's Letter
Dear Shareholder:

   Once again it is my pleasure to present to you the Benchmark Electronics Inc. financial reports for the fiscal year ending December 31, 1999.

   The electronics industry continues to grow at a rapid pace. This growth coupled with the growing trend of outsourcing by OEMs has fueled phenomenal growth and consolidation activity within the EMS industry. Benchmark's revenue growth likewise continues to exceed the average growth rate for the EMS industry. Acquisitions have represented a significant portion of the Company's growth strategy.

   In 1999, Benchmark Electronics, Inc. once again posted record sales for the year.

   Our continued growth resulted from the consistent application of our fundamental business strategies and practices, which coupled internal growth with the acquisition of AVEX Electronics Inc. to generate record sales of $877,838,540, a 68% increase over our 1998 sales. Benchmark's level of performance is reflected in our record-high one billion dollars in backlog as of December 31, 1999.

                    (Bar charts: Sales, Income, Diluted EPS)

              (Bar chart: Compound Average Growth Rate Comparison)

Highlights of the Year

   During 1999, the Benchmark team achieved significant progress in line with our fundamental business strategies. We took our first major steps toward becoming a recognized top tier EMS provider, with annualized sales in excess of $1 billion. This moved Benchmark from a number 12 position in the EMS industry in 1998 to the number 6 position for 1999 (Electronic Business Magazine).

   Another key accomplishment, in line with our strategies, is our global expansion. Benchmark became a supplier in four continents during 1999; North and South America, Asia and Europe. As discussed in more detail further on in this year's shareholder report, we are now present in 14 different facility locations worldwide. This global footprint gives us the foundation for enhanced customer service, quick response with localized service to our multi-national customers, and secures our foundation for continued growth and expansion. During 1999, Benchmark expanded its industry leading customer base, focusing on the medium volume/high mix and on the high volume sectors of our industry.

   In light of the overall accomplishments of 1999, I am disappointed to report that after 40 successive quarters of record breaking increasing sales and profits, that Benchmark's net income was not a record level for 1999. Our net income of $11,974,430 translated to a diluted earnings per share of $.80.

   Achieving significant economies of scale, and "top line growth," are very important in the contract manufacturing industry. Rapid expansion of revenues provides us with important leverage in the procurement of components and subsystems. Since the cost of the components can be greater than 80% of the cost of goods for a product, cutting our procurement costs enables us to be more competitive and aggressive in pricing to our customers.

   There were several other significant areas that I want to discuss.

Acquisition Integration

   During 1999 we focused on emphasizing employee attention to our customers, which is a traditional Benchmark strength, thus improving long-standing customer relationships. We implemented organizational changes, initiated overhead reduction efforts and streamlined the combined corporate structure. These measures sharpened the focus of the organization, provided more responsive and timely service to our customers, and improved our efficiency in meeting customers' needs.

Sales and Marketing Highlights

   During 1999 Benchmark strengthened its focus on sales and marketing. We combined the efforts of the medium volume/higher mix teams with the high volume programs, aggressively cross-selling our medium volume/higher mix services to existing high volume accounts and vice-versa. Already, this strategy has yielded record quotation activities from our traditional customer base, and generated similar activity from prospective customers seeking new programs.

   Our sales and marketing activities during 1999 produced record program bookings, especially in the traditional medium volume segments, which I believe will provide a strong basis for growth during 2000 and subsequent years.

   It is my pleasure to thank our shareholders for their continued support over the years. I must also reiterate my praise for the dedicated Benchmark management team for their commitment to providing our organization with stable leadership. Our team draws on many years of industry experience and integrity, and is developing an enviable track record for successful strategic acquisitions. Given the dramatic change in the revenue, scope of service, and geographic presence that we accomplished during 1999, Benchmark management's focus on organizational and material synergies should provide a very strong foundation for continued growth in the electronics manufacturing industry for the new millennium.

Sincerely yours,

Donald E. Nigbor
President and Chief Executive Officer
March 24, 2000

(Photo Donald E. Nigbor)

Achieving the Global Presence in the EMS Industry
Excellence and Innovation

   During 1999, Benchmark dramatically expanded both the company's size and the scope of services it offers to EMS clients.

   We believe the efforts of the Benchmark management team during 1999 positioned the company in the top tier of the EMS industry, provided us with the purchasing power to offer competitive solutions to our customers . . . located us in new strategic markets . . . prepared us for penetration into high volume electronic sectors . . . and lastly resulted in a company providing a very broad band of services to customers. Currently many of our top tier competitors engage primarily in high volume/low cost manufacturing. Benchmark's capabilities are based on solid experience and state-of-the-art expertise in the medium volume/high mix assembly, test and configuration, as well as in those high volume/low cost applications.

Expansion

   At the beginning of fiscal year 1999, our manufacturing facilities were located in the United States, with a box-build facility in Dublin, Ireland. Pursuing our strategic goals of global expansion and broadening services, by the end of 1999, we had become a global EMS provider, with 14 locations in 8 countries, with more than one and one- half million square feet of facility space, and with a staff of more than 7,000 associates worldwide. Our dramatic expansion has given us a presence in key growth markets within the electronics manufacturing industry.

   In Europe, we added four facilities, in the countries of Ireland, Scotland, Sweden and Hungary, in order to provide local responsive service to our global, multi-national electronic customers. These facilities provide design manufacturing of circuit board assemblies, testing of products, box-builds and depot repair and upgrade services for customers in Europe.

   We also added significant capabilities in South America with a location in Campinas, Brazil. The Brazil facility is key for growth in this region due to the high duties imposed by the Brazilian government and the requirements of a number of our Fortune 100 customers that Benchmark manufacture and distribute electronic products within this important growth area and emerging consumer/industrial markets.

   Our expansion on the North American continent also continued during 1999. We added two large domestic facilities in Huntsville, Alabama, and Pulaski, Tennessee, to provide specialized capabilities in the component procurement, circuit board design assembly and test areas and box build/final system integration. The locations of the added facilities in North America were complementary to our existing domestic facilities, providing additional geographic coverage and regional support for the Benchmark customer base.

                        (World Map: Geographic Locations)

   South of the border our new Guadalajara, Mexico, plant has a headcount of over 1,300 associates and is one of the fastest growing operations within the Benchmark family. Mexico offers a competitive cost structure for the Americas. Guadalajara itself is a world recognized center for electronic manufacturing, drawing on a large pool of trained technical and professional staff and a dedicated direct labor pool that is readily available.

   During 1999 the Guadalajara operation moved into a new facility that consistently exceeds customer expectations as to both its capabilities and its efficiency. Governor Alberto Cardenas Jiminez of the State of Jalisco visited the Guadalajara facility in September for our dedication and expressed support for our expansion of high technology production efforts within this region.

                          (Pie Chart: Market Segments)

   Finally, in 1999 we expanded into the Asian market with a medium volume/higher mix presence in Singapore. This facility provides us with a strong complement of management staff, capabilities and resources to expand into other lower cost areas of Asia, such as Malaysia and Mainland China, to provide our customer base with the overall global Benchmark model of engineering and prototype capabilities, medium volume/high mix and high volume/low cost manufacturing options.

   We are favorably positioned to grow further into Asia and to penetrate other industrial/consumer markets to further diversify our customer base.

Computerized Resource Planning System

   During 1999, we began implementing the Baan enterprise resource planning
(ERP) system. Upon completion, the entire corporation will be linked with a powerful planning system designed to maximize our competitive capabilities through component procurement leveraging plus flexible plant loading and scheduling. We anticipate utilizing this system as a tool to manage global revenue growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements regarding our future financial condition and results of operations and our business operations. The words "may," "intend," "will," "expect," "anticipate," "objective," "projection," "forecast," "plan," "management believes," "estimate," "continue," "should," "strategy" or "position" or the negatives of those terms or other variations of them or by comparable terminology are intended to identify forward-looking statements. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements include, without limitation, integration of the operations of AVEX Electronics, Inc. and Kilbride Holdings B.V. (AVEX); incurrence of operating losses at AVEX after our acquisition of AVEX; the resolution of the pending legal proceedings discussed in this report; the loss of one or more of our major customers; changes in our customer concentration; the absence of long-term sales contracts with our customers; our dependence on the growth of the enterprise computer, telecommunications, medical device, industrial control, testing and instrumentation, networking/servers and high-end video/audio/entertainment industries; risks associated with international operations; the availability and cost of customer specified components; our dependence on certain key executives; the effects of domestic and foreign environmental laws; the volatility of the price of our common stock; and competition from other providers of electronics manufacturing services. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Recent Acquisitions

   On August 24, 1999, we acquired AVEX from J.M. Huber Corporation (the "Seller"). As consideration for the acquisition, the Company paid the Seller $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued to the Seller one million shares of the Company's Common Stock. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of AVEX since August 24, 1999 have been included in the Company's financial statements. The acquisition resulted in goodwill of approximately $131.1 million, which is being amortized on a straight line basis over 15 years. In order to finance the AVEX acquisition, the Company (i) obtained a term loan (Term Loan) from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and (iii) issued $80.2 million in convertible subordinated debt. In connection with the AVEX acquisition, the Company borrowed $30 million under the new revolving credit facility to refinance the Company's prior Senior Note. Certain disputes have arisen between the Company and the Seller relating to the AVEX acquisition resulting in legal proceedings between the parties over certain aspects of the transaction. See Notes 2, 5 and 13 of Notes to Consolidated Financial Statements.

   On March 1, 1999, we acquired certain assets from Stratus, a wholly owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $42.3 million in cash, as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets, and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and the Company hired approximately 260 employees. See Note 2 of Notes to Consolidated Financial Statements.

   On February 23, 1998, we acquired LCEC for $70 million in cash and the Company paid $0.7 million in acquisition costs. LCEC, situated in Hudson, New Hampshire, was one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of LCEC since February 23, 1998 have been included in the Company's financial statements. The acquisition resulted in goodwill of approximately $29.5 million, which is being amortized on a straight line basis over 15 years. See Note 2 of Notes to Consolidated Financial Statements.

   The inclusion in the Company's accounts of the operations of AVEX, the systems integration facility in Ireland and LCEC are responsible for a substantial portion of the variations in the results of the Company's operations (including components thereof) from period to period. The effects of these on the Company's reported financial condition, liquidity and results of operations should be considered when reading the financial information contained herein.

   The acquisition of AVEX constitutes a significant expansion of the Company's operations. Accordingly, the potential effect of the AVEX acquisition on the Company's future financial condition, liquidity and results of operations should be considered when reading the historical financial information and related discussions set forth in the following section.

Results of Operations

   The following table presents the percentage relationship that certain items in the Company's Consolidated Statements of Income bear to sales for the periods indicated. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Percentage of Sales

                                                        YEAR ENDED DECEMBER 31,
                                                  ----------------------------------
                                                     1999         1998         1997
                                                  --------     --------     --------
Sales .........................................      100.0%       100.0%       100.0%
Cost of sales .................................       92.3         90.1         87.8
                                                  --------     --------     --------
    Gross profit ..............................        7.7          9.9         12.2
Selling, general and administrative expenses ..        3.7          3.4          3.9
Amortization of goodwill ......................         .7           .6           .5
                                                  --------     --------     --------
    Income from operations ....................        3.3          5.9          7.8
Other income (expense) ........................       (1.0)         (.7)         (.5)
                                                  --------     --------     --------
    Income before income taxes and
      extraordinary  item .....................        2.3          5.2          7.4
Income tax expense ............................         .8          2.0          2.7
                                                  --------     --------     --------
    Income before extraordinary item ..........        1.5          3.2          4.6
Extraordinary item - loss on extinguishment
  of debt, net of tax .........................         .1         --           --
                                                  --------     --------     --------
    Net Income ................................        1.4%         3.2%         4.6%
                                                  ========     ========     ========

   Year Ended December 31, 1999 Compared With Year Ended December 31, 1998 Sales in 1999 increased $353.8 million, or 67.5%, over 1998 sales. The sales growth was attributed to the acquisition of AVEX, the operation of the systems integration facility in Dublin, Ireland, and increases in sales volume from both existing and new customers.

   Americas - Within the Americas, the sales growth of approximately $186 million in fiscal 1999 was primarily due to the acquisition of the AVEX facilities in Huntsville, Alabama, Pulaski, Tennessee and Guadalajara, Mexico, and demand increases from existing and new customers.

   Europe - Benchmark's new locations in Europe were the result of acquisitions. Benchmark acquired AVEX and acquired certain assets from Stratus, in Dublin, Ireland on March 1, 1999. The addition of these sites resulted in the increase in net sales of approximately $154 million and operating income of approximately $12 million for 1999 in Europe.

   Asia - Benchmark's facility in Singapore was an AVEX facility. This acquired facility gave rise to the net sales of approximately $13 million and operating income of approximately $.8 million for Asia in 1999.

   Benchmark continues to expand the diversification of our customer base between countries, market segments and product lines within market segments.

   As a result of Benchmark's international sales and facilities, Benchmark's operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on Benchmark's results of operations through December 31, 1999, however, we cannot assure that there will not be an adverse impact in the future. See "Market Risks" for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad.

   A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1999, the Company's three largest customers accounted for approximately 39.2% of the Company's sales, and the Company's largest customer accounted for approximately 17.5% of sales. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the Company's major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on the Company.

   AVEX's largest customer in 1998 has substantially reduced its purchases from AVEX during 1999 as a result of changed circumstances affecting this customer's products, and another large customer is currently undergoing a period of organizational change and has reduced its purchases as a result.

   The Company had a record year-end backlog of approximately $1 billion at December 31, 1999, as compared to the 1998 year-end backlog of $317 million. The December 31, 1999 figure includes backlog amounts for the recently acquired AVEX operations. Although the Company expects to fill substantially all of its backlog in 2000, at December 31, 1999 the Company does not have long-term agreements with all of its customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of the Company's current customers will continue to utilize the Company's services. Because of these factors, backlog is not a meaningful indicator of future financial results.

   Gross profit increased $15.8 million, or 30.6%, over 1998. Gross profit as a percentage of sales decreased from 9.9% for 1998 to 7.7% for 1999. The increase in gross profit was due primarily to higher sales attributable to the AVEX acquisition, as well as the operation of the new systems integration facility in Ireland and changes in product and customer mix occurring in the ordinary course of business. The decrease in gross profit as a percentage of sales during 1999 was due primarily to the higher costs and lower than expected contribution of AVEX, as well as the slower ramping up of new projects of Benchmark and AVEX during the last six months of 1999, which resulted in significant underabsorption of costs. For the foreseeable future, Benchmark's gross margin is expected to depend primarily on facility utilization, product mix, start-up of new programs, pricing within the electronics industry, and the integration costs of acquisitions. The gross margins at each facility and Benchmark as a whole may continue to fluctuate. Increases in start up costs associated with new programs and competitive pricing within the electronics industry could impact our gross margin.

   Selling, general and administrative expenses (SG&A) for 1999 increased $14.8 million, or 83.7% from 1998 to $32.5 million in 1999. The increase in SG&A expenses for 1999 is primarily the result of the acquisition of AVEX. Additionally, the increase in SG&A expenses reflects the investment in the business infrastructure such as personnel and other related corporate and administrative expenses to support the increased size and complexity of our business. We anticipate SG&A expenses will continue to increase in absolute dollars in the future as we continue to develop the infrastructure necessary to support our current and prospective business.

   Goodwill is amortized on a straight-line basis over an estimated life of 15 years. The amortization of goodwill for the years ended December 31, 1999 and 1998 was $6.4 million and $3.3 million, respectively. Interest expense incurred by the Company, including the debt incurred in connection with the recent acquisitions, was approximately $9.7 million and $4.4 million, respectively, in 1999 and 1998. The increased amortization and interest expense in 1999 resulted from the additional goodwill and debt incurred in connection with the acquisition of AVEX during 1999. The Company expects amortization of goodwill and interest expense in future periods to reflect the increased goodwill and indebtedness.

   Interest income was approximately $0.6 million in 1999 compared to $0.5 million in 1998.

   Income tax expense (including $0.7 million of benefit allocated to the extraordinary item) of $6.3 million represented an effective tax rate of 34.5% for the year ended December 31, 1999, compared with an effective tax rate of 39.1% for the year ended December 31, 1998. The decrease is due primarily to lower foreign tax rates applicable to a portion of pretax income in 1999, partially offset by nondeductible amortization of goodwill.

   In connection with the financing of the acquisition of AVEX, the Company prepaid the 8.02% Senior Note due 2006. An extraordinary loss of $1.3 million (net of income tax benefit of $0.7 million) was incurred as a result of the early extinguishment of this indebtedness. See Note 5 of Notes to Consolidated Financial Statements.

   The Company reported net income of approximately $12.0 million, or diluted earnings of $0.80 per share, for 1999 compared with net income of approximately $16.4 million, or diluted earnings of $1.35 per share for 1998. The approximately $4.4 million decrease in net income during 1999 was a result of the combined effects of the acquisition of AVEX, the slower ramping up of new projects which resulted in significant underabsorption of costs, the extraordinary loss on extinguishment of debt and the increase in interest expense.

Year ended December 31, 1998 compared with year ended Decenber 31, 1997

   Sales in 1998 increased $198.8 million, or 61.1%, over 1997 sales. The net increase in sales resulted primarily from increased sales volume from the acquisition of LCEC on February 23, 1998, existing customers, and the addition of new customers, which was partially offset by reduced sales to a major customer during a period of organizational change.

   A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1998, the Company's three largest customers accounted for approximately 53% of the Company's sales, and the Company's largest customer accounted for approximately 28% of sales.

   The Company had a then record year-end backlog of $317 million at December 31, 1998, as compared to the 1997 year-end backlog of $302 million.

   Gross profit increased $12.1 million, or 30.6%, over 1997. Gross profit as a percentage of sales decreased from 12.2% for 1997 to 9.9% for 1998. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start-up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The decrease in gross profit as a percentage of sales during 1998 was due primarily to a less profitable customer mix, and a reduced capacity utilization, at the LCEC facility.

   Selling, general and administrative expenses increased $4.9 million, or 37.9%, from 1997 to $17.7 million in 1998. The increase in selling, general and administrative expenses reflects additional personnel and related departmental expense, as well as the additional administrative expenses resulting from the inclusion of LCEC for ten months of 1998.

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

Liquidity and Capital Resources

   The Company has financed its growth and operations through funds generated from operations, proceeds from the sale of its securities and funds borrowed under its credit facilities.

   Cash provided by operating activities was $69.9 million, $56.9 million and $19.3 million in 1999, 1998 and 1997, respectively. In 1999, significant decreases in accounts receivable, net of effects from the acquisition of AVEX, increases in accounts payable, and increases in depreciation and amortization were offset by increases in inventories and decreases in accrued liabilities, net of effects from the acquisition of AVEX. The Company's inventories increased from $53.7 million at December 31, 1998 to $214.6 million at December 31, 1999, reflecting the Company's acquisitions of AVEX and certain assets from Stratus during 1999 and increased sales and backlog during this period. In 1998, substantial decreases in inventory and accounts receivable, net of effects from the acquisition of LCEC, and increases in net income, depreciation and amortization were offset by increases in accounts payable. The Company's inventories decreased from $61.1 million at December 31, 1997 to $53.7 million at December 31, 1998, reflecting improved customer forecasting and the Company's emphasis on supply chain management. In 1997, substantial increases in inventory were partially offset by net income, depreciation and amortization, and decreases in accounts payable. The Company's inventories increased from $48.1 million at December 31, 1996 to $61.1 million at December 31, 1997, reflecting the Company's increased sales and backlog during this period. The Company expects increases in inventories to support the anticipated growth in sales. The Company continued and is continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to the Company.

   Cash used in investing activities was $333.7 million, $78.7 million and $12.4 million, respectively, for the years ended December 31, 1999, 1998 and 1997. On August 24, 1999, the Company completed the AVEX acquisition with $265.3 million paid in cash at closing. On March 1, 1999, the Company completed the purchase of inventories and equipment from Stratus for $42.3 million in cash. On February 23, 1998, the Company completed its acquisition of LCEC for approximately $70.7 million in cash. See Note 2 of Notes to Consolidated Financial Statements. Capital expenditures of $23.8 million during 1999 consisted primarily of test and computer equipment. Capital expenditures of $12.2 million during 1998 consisted primarily of test and manufacturing production equipment and computer equipment to support the Company's implementation of the new ERP system. During 1999 and 1998, the Company invested $2.5 and $7.4 million, respectively on the new ERP software system. Capital expenditures of $10.4 million during 1997 were primarily concentrated in surface mount assembly, test and manufacturing production equipment. The Company used $11.4 million of proceeds from the sale of interest bearing marketable securities during 1998, for the purpose of paying a portion of the purchase price of LCEC. During 1997, the Company invested $2.3 million of available cash in interest bearing marketable securities.

   Cash provided by financing activities was $249.8 million, $23.9 million and $0.4 million, respectively, for the years ended December 31, 1999, 1998 and 1997. In August 1999 in connection with the AVEX acquisition, the Company borrowed $100 million under the Term Loan, $76 million under the Revolving Credit Facility and issued $80.2 million principal amount of 6% Convertible Subordinated Notes. In connection with the purchase of the assets from Stratus on March 1, 1999, the Company borrowed $25 million. In June 1999, the Company completed a public offering of 3,525,000 shares of its common stock and used a portion of the net proceeds of $93.7 million to repay borrowings under its bank credit facilities. Principal payments on long-term debt and debt issuance costs totaled $58.4 million and $6.4 million, respectively, during 1999. During 1998, cash provided by financing activities consisted primarily of $40.0 million of proceeds from the issuance of long-term debt offset by $16.2 million of principal payments on long-term debt. During 1997, cash provided by financing activities consisted primarily of $0.7 million of proceeds from stock options exercised, offset by $0.2 million of principal payments on long-term debt.

   Principal on the Term Loan is payable in twenty quarterly installments, commencing December 31, 1999 with an installment of $3 million. Thereafter, quarterly installments of $4 million, $4.5 million, $5 million and $5.5 million are due during 2000, 2001,2002 and 2003, respectively. The final three installments of $7 million are due on the last day of March, June and September 2004.

   The Company has a $125 million revolving line of credit facility (the Revolving Credit Facility) with a commercial bank. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $125 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility and the Term Loan is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 1999, the Company had $41.5 million outstanding under the Revolving Credit Facility, bearing interest at rates ranging from 8.6875% to 9.5%, $5.2 million outstanding letters of credit and $41.9 million was available for future borrowings.

   The Term Loan and the Revolving Credit Facility (collectively the Facility) is secured by the Company's domestic inventory and accounts receivable, 100% of the stock of the Company's domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its domestic subsidiaries. The Facility contains customary financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank, to pay dividends, to sell assets, and to merge or consolidate with other persons.

   The Company has outstanding $80.2 million principal amount of 6% Convertible Subordinated Notes (Notes). The indenture relating to the Notes contains covenants affirmative and negative covenants including covenants restricting the Company's ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control of the Company (as defined in the indenture relating to the Notes), each holder of Notes will have the right to require the Company to repurchase all or part of the Holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest. See Note 5 of Notes to Consolidated Financial Statements.

   The Company's operations, and the operations of businesses it acquires, are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. The Company believes it operates in substantial compliance with all applicable requirements and the Company seeks to ensure that newly acquired businesses comply or will comply substantially with applicable requirements. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements in the future. In addition, past, current and future operations may give rise to claims of exposure by employees or the public, or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

   The Company may require additional capital to finance further enhancements to or acquisitions or ex-pansions of its manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of the Company's operations. Management continually evaluates potential strategic acquisitions and investments, but at the present time, we have no understandings, commitments or agreements with respect to any such acquisition or investment. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by its existing debt agreements.

   At December 31, 1999, the Company's debt to total capitalization ratio was 44%, as compared to 28% at December 31, 1998. Our acquisitions in 1999 have significantly increased our leverage ratio and decreased our interest coverage ratio. The level of indebtedness, among other things, could make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements and other expenses; limit our flexibility in planning for, or reacting to changes in, our business; and make us more vulnerable in the event of an economic downturn in our business.

   Management believes that the existing cash balances, funds generated from operations and borrowings under the Revolving Credit Facility will be sufficient to permit the Company to meet its liquidity requirements for the foreseeable future. Pursuant to the terms of the purchase agreement in connection with the acquisition of AVEX on August 24, 1999, the Company was required to agree upon a closing working capital adjustment with the Seller by November 22, 1999. The Company was unable to reach an agrement with the Seller prior to the November 22, 1999 deadline and has entered into several agreements extending this deadline. At the present time, the parties still have not reached an agreement and have hired an independent accounting firm to serve as arbitrator to resolve the dispute and to calculate the final closing working capital adjustment. The Company is unable to predict when the arbitrator will be releasing its findings but estimates that the net closing working capital adjustment will be in the range of $20 to $40 million. Management has made its best estimate of the ultimate resolution of this arbitration proceeding. However, the final working capital adjustment could have a significant effect on the final purchase price and the allocation of the purchase price. The Company has recorded a current liability at December 31, 1999 for the estimated amount, and expects to fund any amount required from operating cash flows and borrowings under the Revolving Credit Facility. See Note 13 of Notes to Consolidated Financial Statements.

Market Risks

   The Company has exposure to interest rate risk with the variable rate revolving credit and term loan facilities. These facilities are based on the spread over the bank's Eurodollar rate. The following table presents principal cash flows and related interest rates by year of maturity for debt obligations. The variable interest rate for future years assumes the same rate as December 31, 1999.

Expected Year of Maturity ($ In '000'S)

                                                                                                                         TOTAL AND
                                                                                                                       FAIR VALUE AT
                                                                                                                        DECEMBER 31,
DEBT                                    2000         2001          2002          2003          2004        THEREAFTER      1999
----                                  --------     --------      --------      --------      --------      ---------     ----------
Convertible subordinated notes ...       --            --            --            --            --        $ 80,200      $ 80,200
  Fixed interest rate ............       6.00%         6.00%         6.00%         6.00%         6.00%         6.00%         6.00%

Variable Rate Term Loan ..........   $ 16,000      $ 18,000      $ 20,000      $ 22,000      $ 21,000          --        $ 97,000
  Average interest rate ..........       8.72%         8.72%         8.72%         8.72%         8.72%         8.72%         8.72%

Variable Rate Revolving
  Credit Facility ................       --            --            --            --      $   41,500          --        $ 41,500
  Average interest rate ..........       9.27%         9.27%         9.27%         9.27%         9.27%         9.27%         9.27%

   Subsequent to December 31, we entered into an interest rate swap transaction for a notional amount of $47 million under which we pay a fixed rate of interest hedging against the variable interest rates charged by the Term Loan facility. The interest rate swap expires in the year 2003, which coincides with maturity dates on the Term Loan.

   Our international sales are a growing portion of our net sales; we are exposed to risks associated with operating internationally, including the following:

   o  Foreign currency exchange risk
   o  Import and export duties, taxes and regulatory changes
   o  Inflationary economics or currencies
   o  Economic and political instability

   Historically, the Company has not held or issued derivative financial instruments. We do not use derivative financial instruments for speculative purposes. The Company's policy is to maintain a hedged position for certain significant transaction exposures. These exposures are primarily, but not limited to, vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. Our international operations in some instances operate with natural hedge because both operating expenses and a portion of sales are denominated in local currency. As of December 31, 1999, Benchmark did not have any hedging contracts in place.

Enterprise Resource Planning System

   The Company has selected Baan U.S.A., Inc. to provide an Enterprise Resource Planning (ERP) system to improve processes and to increase efficiencies. The estimated total cost associated with the purchase and implementation of the new ERP system is approximately $13 million. The costs of this software will be capitalized and amortized over the estimated useful life of the software, and costs associated with the preliminary project stage and post-implementation stage have been and will be expensed as incurred. The total amount expended on the new ERP system through December 31, 1999, is approximately $11.6 million.

Year 2000

   The "year 2000 problem" arose because of the potential software failures that could arise in date-sensitive software applications utilizing a field of two-digits rather than four to define a specific year. Absent corrective actions, date-sensitive software could recognize a date using "00" as the year 1900 rather than the year 2000.

   The Company initiated a review of its business and operating systems during 1997 to address those systems that were not year 2000 compliant, and also worked with its customers and vendors to remediate year 2000 issues. As of December 31, 1999 the Company has spent approximately $700,000 in addressing year 2000 issues.

   The Company suffered no significant failures in any system or product upon the date change from December 31, 1999 to January 1, 2000. Management of the Company is not aware of any vendor used by the Company for data processing or related services that experienced a material failure of its product or service due to year 2000 problems. Although many of the critical dates related to potential 2000 problems have passed, some experts predict that year 2000 related failures could occur throughout the year. The Company will continue to monitor this issue in the ordinary course of business for delayed effects or future problems.

Consolidated Balance Sheets
Benchmark Electronics, Inc. and Subsidiaries

                                                                        DECEMBER 31,
                                                             ------------------------------
                                                                  1999             l998
                                                             -------------    -------------
Assets
Current assets:
   Cash and cash equivalents .............................   $   9,436,780    $  23,076,582
   Accounts receivable, net ..............................     197,238,536       57,178,757
   Income taxes receivable ...............................       3,351,026        1,120,343
   Inventories ...........................................     214,554,363       53,718,247
   Prepaid expenses and other assets .....................      15,498,830        1,896,888
   Deferred tax asset ....................................       2,333,874        2,488,328
                                                             -------------    -------------
         Total current assets ............................     442,413,409      139,479,145
Property, plant and equipment ............................     175,773,905       80,826,164
Accumulated depreciation .................................     (53,765,670)     (35,264,179)
                                                             -------------    -------------
         Net property, plant and equipment ...............     122,008,235       45,561,985
Goodwill, net ............................................     172,790,906       48,906,481
Other ....................................................      23,624,863        7,948,086
                                                             -------------    -------------
                                                             $ 760,837,413    $ 241,895,697
                                                             =============    =============
Liabilities and Shareholders' Equity
Current liabilities:
   Current installments of other long-term debt ..........   $  19,183,736    $   8,199,910
   Accounts payable ......................................     215,971,292       37,046,161
   Accrued liabilities ...................................      29,332,611        7,968,412
                                                             -------------    -------------
         Total current liabilities .......................     264,487,639       53,214,483
                                                             -------------    -------------
Revolving line of credit .................................      41,500,000             --
Convertible subordinated notes ...........................      80,200,000             --
Other long-term debt, excluding current installments .....      81,110,646       46,110,646
Other long-term liability ................................       5,939,000             --
Deferred tax liability ...................................       5,665,291        4,569,654
Shareholders' equity:
   Preferred shares, $.10 par value; 5,000,000 shares
      authorized, none issued ............................            --               --
   Common shares, $.10 par value; 30,000,000 shares
      authorized: issued 16,290,010 and 11,676,967,
      respectively; outstanding 16,240,526 and
      11,627,483, respectively ...........................       1,624,052        1,162,748
   Additional paid-in capital ............................     200,980,304       70,159,115
   Retained earnings .....................................      78,774,431       66,800,001
   Accumulated other comprehensive income ................         677,000             --
   Less treasury shares, at cost, 49,484 shares ..........        (120,950)        (120,950)
                                                             -------------    -------------
         Total shareholders' equity ......................     281,934,837      138,000,914
Commitments and contingencies
                                                             -------------    -------------
                                                             $ 760,837,413    $ 241,895,697
                                                             =============    =============

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Benchmark Electronics, Inc. and Subsidiaries

                                                                       YEAR ENDED DECEMBER 31,
                                                              1999              1998            1997
                                                          -------------    -------------    -------------
Sales .................................................   $ 877,838,540    $ 524,065,077    $ 325,229,015
Cost of sales .........................................     810,309,375      472,354,251      285,630,163
                                                          -------------    -------------    -------------
      Gross profit ....................................      67,529,165       51,710,826       39,598,852
Selling, general and administrative expenses ..........      32,476,575       17,680,338       12,817,317
Amortization of goodwill ..............................       6,429,575        3,310,661        1,669,740
                                                          -------------    -------------    -------------
      Income from operations ..........................      28,623,015       30,719,827       25,111,795
Interest expense ......................................      (9,696,301)      (4,393,528)      (2,472,183)
Interest income .......................................         604,896          479,075        1,162,958
Other income ..........................................         744,868           84,663          149,276
                                                          -------------    -------------    -------------
      Income before income taxes and extraordinary item      20,276,478       26,890,037       23,951,846
Income tax expense ....................................       7,005,360       10,517,567        8,862,183
                                                          -------------    -------------    -------------
      Income before extraordinary item ................      13,271,118       16,372,470       15,089,663
Extraordinary item - loss on extinguishment of debt ...      (1,296,688)            --               --
                                                          -------------    -------------    -------------
         Net income ...................................   $  11,974,430    $  16,372,470    $  15,089,663
                                                          =============    =============    =============
Earnings per share:
   Basic:
      Income before extraordinary item ................   $        0.94    $        1.41    $        1.31
      Extraordinary item ..............................           (0.09)            --               --
                                                          -------------    -------------    -------------
      Earnings per share ..............................   $        0.85    $        1.41    $        1.31
                                                          =============    =============    =============
   Diluted:
      Income before extraordinary item ................   $        0.88    $        1.35    $        1.26
      Extraordinary item ..............................           (0.08)            --               --
                                                          -------------    -------------    -------------
      Earnings per share ..............................   $        0.80    $        1.35    $        1.26
                                                          =============    =============    =============
Weighted average number of shares outstanding:
   Basic ..............................................      14,081,235       11,594,271       11,508,407
   Diluted ............................................      15,009,842       12,098,349       12,003,741
                                                          =============    =============    =============

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income Benchmark Electronics, Inc. and Subsidiaries

                                                                                   ACCUMULATED
                                                       ADDITIONAL                    OTHER                       TOTAL
                                           COMMON       PAID-IN         RETAINED COMPREHENSIVE  TREASURY      SHAREHOLDERS'
                              SHARES       SHARES       CAPITAL         EARNINGS     INCOME      SHARES          EQUITY
                            ----------   ----------   ------------    -----------   --------   ----------     ------------
Balances,
December 31, 1996 ........  11,477,068   $1,147,706    $68,634,790    $35,337,868       --      $(120,950)    $104,999,414
Stock options exercised ..      96,700        9,670        669,927           --         --           --            679,597
Federal tax benefit of
  stock options exercised         --           --          154,820           --         --           --            154,820
Net income ...............        --           --             --       15,089,663       --           --         15,089,663
Other ....................        --           --          (51,937)          --         --           --            (51,937)
                            ----------   ----------   ------------    -----------   --------   ----------     ------------
Balances,
December 31, 1997 ........  11,573,768    1,157,376     69,407,600     50,427,531       --       (120,950)     120,871,557
Stock options exercised ..      53,715        5,372        487,870           --         --           --            493,242
Federal tax benefit of
  stock options exercised         --           --          263,645           --         --           --            263,645
      Net income .........        --           --             --       16,372,470       --           --         16,372,470
                            ----------   ----------   ------------    -----------   --------   ----------     ------------
Balances,
December 31, 1998 ........  11,627,483    1,162,748     70,159,115     66,800,001       --       (120,950)     138,000,914
Common shares issued in
   public offering net
   of expenses ...........   3,525,000      352,500     93,339,051           --         --           --         93,691,551
Stock options exercised ..      65,850        6,585        796,657           --         --           --            803,242
Federal tax benefit of
  stock options exercised         --           --          321,893           --         --           --            321,893
Common shares issued
  under Employee Stock
  Purchase Plan ..........      22,193        2,219        451,588           --         --           --            453,807
Acquisition of Avex
  Electronics, Inc. ......   1,000,000      100,000     35,912,000           --         --           --         36,012,000
Net income ...............        --           --             --       11,974,430       --           --         11,974,430

Foreign currency
   translation adjustments        --           --             --             --      677,000         --            677,000
                            ----------   ----------   ------------    -----------   --------   ----------    -------------
Comprehensive income .....        --           --             --             --         --           --         12,651,430
Balances,
                            ----------   ----------   ------------    -----------   --------   ----------     ------------
December 31, 1999 ........  16,240,526   $1,624,052   $200,980,304    $78,774,431   $677,000    $(120,950)    $281,934,837
                            ==========   ==========   ============    ===========   ========   ==========     ============

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Benchmark Electronics, Inc. and Subsidiaries

                                                                                   YEAR ENDED DECEMBER 31,
                                                                       1999                1998                 1997
                                                                   -------------       -------------       -------------
Cash flows from operating activities:
   Net income ..................................................   $  11,974,430       $  16,372,470       $  15,089,663
   Adjustments to reconcile net income
     to net cash provided by operating activities:
      Depreciation and amortization ............................      24,636,726          13,306,975          10,150,586
      Amortization of premiums on marketable securities ........            --                46,026             342,193
      Deferred income taxes ....................................         840,796           2,305,482            (314,801)
      Federal tax benefit of stock options exercised ...........         321,893             263,645             154,820
      Amortization of goodwill .................................       6,429,575           3,310,661           1,669,740
      Gain on the sale of property, plant and equipment ........        (454,622)             (3,696)            (86,973)
      Extraordinary loss on extinguishment of debt .............       1,296,688                --                  --
      Changes in operating assets and liabilities, net
         of effects from acquisitions of businesses:
         Accounts receivable ...................................      10,745,221           7,403,982            (589,806)
         Income taxes receivable ...............................      (1,532,912)           (806,749)             74,270
         Inventories ...........................................     (10,681,325)         30,930,316         (13,033,625)
         Prepaid expenses and other assets .....................         734,667            (353,729)           (729,367)
         Accounts payable ......................................      38,489,889         (15,369,675)          7,341,651
         Accrued liabilities ...................................     (12,931,801)           (552,417)           (779,596)
                                                                   -------------       -------------       -------------
            Net cash provided by operations ....................      69,869,225          56,853,291          19,288,755
Cash flows from investing activities:
   Additions to property, plant and equipment ..................     (23,871,457)        (12,204,071)        (10,352,112)
   Additions to capitalized software ...........................      (2,484,721)         (7,383,410)               --
   Proceeds from the sale of property, plant and equipment .....       1,467,684             182,810             168,912
   Acquisitions, net of cash acquired ..........................    (308,877,450)        (70,679,312)               --
   Proceeds from the sale of marketable securities .............            --            11,384,731                --
   Purchase of marketable securities ...........................            --                  --            (2,264,716)
                                                                   -------------       -------------       -------------
         Net cash used in investing activities .................    (333,765,944)        (78,699,252)        (12,447,916)
         Cash flows from financing activities:
         Net proceeds from public offering of common shares ....      93,691,551                --               (51,937)
         Proceeds from issuance of long-term debt ..............     221,700,000          40,000,000                --
         Principal payments on long-term debt ..................     (58,473,174)        (16,174,777)           (239,165)
         Repayment premium on extinguishment of debt ...........      (1,994,905)               --                  --
         Debt issuance costs ...................................      (6,389,392)           (425,269)               --
         Proceeds from employee stock purchase plan ............         453,807                --                  --
         Proceeds from stock options exercised .................         803,242             493,242             679,597
                                                                   -------------       -------------       -------------
         Net cash provided by financing activities .............     249,791,129          23,893,196             388,495
                                                                   -------------       -------------       -------------
Effect of exchange rate changes ................................         465,788                --                  --
                                                                   -------------       -------------       -------------
Net increase (decrease) in cash and cash equivalents ...........     (13,639,802)          2,047,235           7,229,334
                                                                   -------------       -------------       -------------
Cash and cash equivalents at beginning of year .................      23,076,582          21,029,347          13,800,013
                                                                   -------------       -------------       -------------
Cash and cash equivalents at end of year .......................   $   9,436,780       $  23,076,582       $  21,029,347
                                                                   =============       =============       =============
Supplemental disclosures of cash flow information:
   Income taxes paid ...........................................   $   8,194,884       $   8,755,264       $   8,491,894
                                                                   =============       =============       =============
   Interest paid ...............................................   $   8,603,752       $   4,264,706       $   2,537,089
                                                                   =============       =============       =============

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

(a) Business

Benchmark Electronics, Inc. (the Company) is a Texas corporation which provides electronics manufacturing and design services to original equipment manufacturers (OEMs) in select industries, including enterprise computer and peripherals, telecommunications, medical devices, industrial control, testing and instrumentation, high-end video/audio/entertainment and computers. The Company has manufacturing operations located in the Americas, Europe and Asia.

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

(d) Inventories

Inventories include material, labor and overhead and are stated at the lower of cost (principally first-in, first-out method) or market.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the useful lives of the assets, which range from three to thirty years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the remainder of the lease term.

 (f) Goodwill and Other Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 1999 and 1998 was $12,105,698 and $5,676,123, respectively. The carrying value of goodwill will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The Company assesses the recoverability of goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of goodwill. Other assets consist primarily of prepaid pension costs, capitalized software costs, which are amortized over the estimated useful life of the related software, and deferred financing costs, which are amortized over the life of the related debt. During 1999 and 1998, $2,484,721 and $7,383,410 of software costs were capitalized in connection with the new ERP system implementation. The accumulated amortization of deferred financing costs at December 31, 1999 and 1998 was $777,766 and $207,311, respectively.

(g) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(h) Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 928,607, 504,078, and 495,334 in 1999, 1998 and 1997, respectively, were used in the calculation of diluted earnings per share. Options to purchase 312,000, 3,000 and 124,000 shares of common stock in 1999, 1998 and 1997, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The effect of the if-converted method for the 6% Convertible Subordinated Notes (the Notes) is antidilutive and the weighted average portion of the 1,995,025 of potential common shares has not been considered in computing diluted earnings per share in 1999.

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

(k) Employee Stock Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plan and its Employee Stock Purchase Plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(m) Fair Values of Financial Instruments

The fair values of the Company's cash equivalents, accounts receivable, accrued liabilities, and accounts payable approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value as the applicable interest rates approximate current market rates.

(n) Capitalized Software Costs

On January 1, 1998, the Company adopted the American Institute of Certified Public Accountants (AICPA) State-ment of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 establishes criteria for capitalizing certain costs related to internal-use software. The adoption of SOP 98-1 did not have a material impact on the Company's financial position and results of operations.

(o) Foreign Currency

For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income (expense) and totaled approximately $(1,549,000) in 1999.

(p) Start-up Costs

On January 1, 1999, the Company adopted the AICPA SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be expensed when SOP 98-5 is adopted. The Company adoption of SOP 98-5 did not have a material impact on the Company's financial position and results of operations.

(q) Derivative Financial Instruments

The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. For interest rate swaps, the differential to be paid or received is accrued and recognized in interest expense and may change as market interest rates change. If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

(r) Recently Enacted Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that companies recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company expects to adopt SFAS No. 133 on January 1, 2001, but has not determined the impact on its financial position, results of operations or liquidity.

Note 2 -- Acquisitions

On August 24, 1999, the Company completed the acquisition of all of the outstanding capital stock of AVEX Electronics, Inc. and Kilbride Holdings, B.V.
(AVEX) from J.M. Huber Corporation (Seller). AVEX has manufacturing plants or design centers in the United States in Huntsville, Alabama and Pulaski, Tennessee, and elsewhere in Campinas, Brazil, Csongrad, Hungary, Guadalajara, Mexico, Cork, Ireland, Singapore, East Kilbride, Scotland, and Katrineholm, Sweden. In consideration of the capital stock of AVEX, the Company paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of the Company's Common Stock to the Seller. In addition, the Company paid $5.2 million in acquisition costs. In order to finance the AVEX acquisition, the Company (i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and (iii) issued $80.2 million in Notes. In connection with the AVEX acquisition, the Company borrowed $30 million under the new revolving credit facility to refinance existing debt pursuant to the Company's prior Senior Note (see Note 5). The AVEX acquisition was accounted for using the purchase method of accounting, and, accordingly, the results of operations of AVEX since August 24, 1999 have been included in the accompanying consolidated statements of income.

    The acquisition resulted in goodwill of approximately $131.1 million that is being amortized on a straight-line basis over 15 years. Pursuant to the terms of the purchase agreement in connection with the acquisition of AVEX on August 24, 1999, the Company was required to agree upon a closing working capital adjustment with the Seller by November 22, 1999. The Company was unable to reach an agrement with the Seller prior to the November 22, 1999 deadline and has entered into several agreements extending this deadline. At the present time, the parties still have not reached an agreement and have hired an independent accounting firm to serve as arbitrator to resolve the dispute and to calculate the final closing working capital adjustment. The Company is unable to predict when the arbitrator will be releasing its findings but estimated that the net closing working capital adjustment will be in the range of $20 to $40 million. Management has made its best estimate of the ultimate resolution of this arbitration proceeding. However, the final working capital adjustment could have a significant effect on the final purchase price and the allocation of the purchase price.

    The net purchase price has been allocated as follows (in thousands):

Working capital, other than cash ...............   $ 135,040
Property, plant and equipment ..................      71,492
Goodwill .......................................     131,134
Other assets ...................................       9,567
Other liabilities ..............................      (5,629)
Deferred income taxes ..........................      (1,229)
Long-term debt .................................      (4,457)
                                                   ---------
  Purchase price, net of cash received .........   $ 335,918
                                                   =========
Net cash portion of purchase price .............   $ 266,570
Estimated adjustments to cash portion
  of purchase price ............................      33,336
Common stock issued ............................      36,012
                                                   ---------
Purchase price, net of cash received ...........   $ 335,918
                                                   =========

   On March 1, 1999, the Company acquired certain equipment and inventories from Stratus Computer Ireland (Stratus), a wholly owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $42.3 million in cash, as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets, and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and the Company hired approximately 260 employees.

   On February 23, 1998, the Company completed its acquisition of Lockheed Commercial Electronics Company (LCEC) for $70.7 million in cash. LCEC, situated in Hudson, New Hampshire, provides a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of LCEC since February 23, 1998 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $29.5 million that is being amortized on a straight-line basis over 15 years.

   The net purchase price was allocated as follows (in thousands):

Working capital, other than cash ............   $ 30,575
Property, plant and equipment ...............     15,905
Goodwill ....................................     29,536
Other liabilities ...........................     (3,096)
Deferred income taxes .......................     (2,241)
                                                --------
  Purchase price, net of cash received ......   $ 70,679
                                                ========

   The following unaudited pro forma condensed consolidated financial information reflects the acquisitions of AVEX and LCEC as if they had occurred on January 1, 1998, excluding the loss on extraordinary item of $1,296,688 ($.09 per share diluted). The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisitions of AVEX and LCEC in fact occurred on January 1, 1998, and is not intended to project the Company's results of operations for any future period or date.

                                                        1999            1998
                                                     ----------      ---------
                                                          (in thousands,
                                                      except per share data)
Net sales ........................................   $1,518,013      1,389,380
Gross profit .....................................       75,510         33,729
Income (loss) from operations ....................        4,652        (45,144)
Income (loss) before extraordinary item ..........      (10,088)       (44,065)
Income (loss) before extraordinary
  item per share:
    Basic ........................................   $    (0.66)         (3.50)
    Diluted ......................................   $    (0.66)         (3.50)
Weighted average number of shares outstanding:
    Basic ........................................       15,387         12,594
    Diluted ......................................       15,387         12,594

Note 3 -- Inventories

Inventory costs are summarized as follows:

                                           December 31,
                                -----------------------------------
                                     1999                  1998
                                -------------         -------------
Raw materials ...............   $ 191,952,023            42,740,718
Work in process .............      42,602,796            14,487,797
Obsolescence reserve ........     (20,000,456)           (3,510,268)
                                -------------         -------------
                                $ 214,554,363            53,718,247
                                =============         =============

   During 1999, the Company added inventory reserves in connection with the acquisition of AVEX totaling $14,578,706. In addition, the Company charged $1,911,482 to operating expenses. During 1998 and 1997, inventory reserves charged to operations were $582,791 and $300,000 respectively, inventory disposed from reserves totaled $1,923,927 and $679,441, respectively, and the Company added inventory reserves in connection with the acquisition of LCEC in 1998 totaling $3,100,000.

Note 4 -- Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                              December 31,
                                    --------------------------------
                                        1999                1998
                                    ------------        ------------
Land ............................   $  2,910,509             391,969
Buildings .......................     24,775,691           8,441,221
Machinery and equipment .........    132,867,646          64,189,215
Furniture and fixtures ..........     11,041,208           6,856,395
Vehicles ........................        286,174              14,383
Leasehold improvements ..........      3,394,352             750,111
Construction in progress ........        498,325             182,870
                                    ------------        ------------
                                    $175,773,905          80,826,164
                                    ============        ============

Note 5 -- Borrowing Facilities

Other long-term debt consists of the following:

                                               December 31,
                                     -------------------------------
                                         1999               1998
                                     ------------       ------------
Term loan ........................   $ 97,000,000         24,000,000
Senior note ......................           --           30,000,000
Other ............................      3,294,382            310,556
                                     ------------       ------------
  Total other long-term debt .....    100,294,382         54,310,556
Less current installments ........     19,183,736          8,199,910
                                     ------------       ------------
Other long-term debt ............    $ 81,110,646         46,110,646
                                     ============       ============

   In order to finance the acquisition of AVEX, the Company obtained $100 million through borrowings under a five-year term loan (the Term Loan) through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $16 million in 2000, $18 million in 2001, $20 million in 2002, $22 million in 2003 and $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. As of December 31, 1999, the Company had $97 million outstanding under the Term Loan, bearing interest at rates ranging from 8.6875% to 8.75%. As of December 31, 1998, the Company had $24 million outstanding under a previous term loan obtained in connection with the acquisition of LCEC. In June 1999, the Company repaid all amounts outstanding under the previous term loan with the proceeds from a public offering of the Company's common stock.

   In connection with the financing of the acquisition of AVEX, the Company prepaid the 8.02% Senior Note (the Senior Note) due 2006. An extraordinary loss of $1,296,688 (net of income tax benefit of $698,217) was incurred as a result of the early extinguishment of the Senior Note.

   The Company has a $125 million revolving line of credit facility (the Revolving Credit Facility) with a commercial bank. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $125 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 1999, the Company had $41.5 million outstanding under the Revolving Credit Facility, bearing interest at rates ranging from 8.6875% to 9.5%, $5.2 million outstanding letters of credit and $41.9 million was available for future borrowings.

   The Term Loan and the Revolving Credit Facility (collectively the Facility) is secured by the Company's domestic inventory and accounts receivable, 100% of the stock of the Company's domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its domestic subsidiaries. The Facility contains customary financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank, to pay dividends, to sell assets, and to merge or consolidate with other persons.

    In August 1999, the Company issued $80.2 million principal amount of the Notes due August 15, 2006. The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time after 90 days following the date of original issuance and prior to maturity, into shares of the Company's common stock at an initial conversion price of $40.20 per share, subject to adjustment in certain events. The Notes are convertible into a total of 1,995,025 shares of the Company's common stock. Interest is payable February 15 and August 15 each year, commencing on February 15, 2000.

    The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1999 are as follows: 2000, $19,183,736; 2001, $18,019,693; 2002, $20,020,699; 2003, $22,021,756; and 2004, $62,548,498.

Note 6 -- Commitments

The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire through 2010. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended December 31, 1999 was $3,862,011, $2,493,146 and $1,354,607, respectively.

    The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of eight to ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases for the years ended December 31, 1999, 1998 and 1997 was $826,753, $828,900 and $828,900, respectively.

    In connection with the acquisition of AVEX, the Company assumed prepaid operating leases of manufacturing equipment with initial terms of three years that expire through 2001. The lease expense associated with these leases for the period from August 24 through December 31, 1999 was $1,522,031.

     The Company has no significant capital lease obligations. Aggregate annual rental payments on future lease commitments at December 31, 1999 were as follows:

   2000        2001       2002       2003       2004    Thereafter       Total
----------  ---------  ---------  ---------  ---------  ---------    -----------
$5,626,948  4,190,230  3,780,602  3,401,926  1,622,514  4,337,468    $22,959,688

   The Company enters into contractual commitments to deliver products and services in the ordinary course of business. The Company believes that all such contractual commitments will be met or renegotiated such that no material adverse financial impact on the Company's financial position, results of operations or liquidity will result from these commitments.

Note 7 -- Common Stock and Stock Option Plans

   During 1999, the Company issued 3,525,000 shares of common stock in a public offering for net proceeds of $93,691,551.

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

   Under the terms of the Plan, each member of the Board of Directors of the Company or its Affiliates who was not an employee of the Company or any of its Affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 3,000 shares of the Company's common stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of common stock for the fiscal year in which the Plan was adopted by the Board of Directors and
(b) an option to purchase shares of common stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 1999, 1998 and 1997, pursuant to the Plan, 12,000, 12,000 and 24,000 options, respectively, were granted to Directors to purchase shares of common stock at an exercise price of $32.13, $21.38 and $16.32 per share, respectively.

   In April, 1999, the Board of Directors adopted the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to the lesser of 17% of qualified compensation or $25,000. As of December 31, 1999, 477,840 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 1999 was $7.22.

   The following table summarizes the activities relating to the Company's stock option plans:

                                                                WEIGHTED
                                              NUMBER OF          AVERAGE
                                               SHARES        EXERCISE PRICE
                                             ----------      --------------
Balance at December 31, 1996 ............     1,357,660          $12.00
  Granted ...............................       426,000          $19.27
  Exercised .............................       (96,700)         $ 7.03
  Canceled ..............................       (96,800)         $15.95
                                             ----------          ------
Balance at December 31, 1997 ............     1,590,160          $14.11
  Granted ...............................       653,000          $20.99
  Exercised .............................       (53,715)         $ 9.18
  Canceled ..............................       (80,000)         $17.94
                                             ----------          ------
Balance at December 31, 1998 ............     2,109,445          $16.22
  Granted ...............................       715,650          $31.01
  Exercised .............................       (65,850)         $12.20
  Canceled ..............................      (145,850)         $24.09
                                             ----------          ------
Balance at December 31, 1999 ............     2,613,395          $19.93
                                             ==========          ======

    The following table summarizes information concerning currently outstanding and exercisable options:

Options Outstanding Options Exercisable

                           WEIGHTED
                            AVERAGE     WEIGHTED                      WEIGHTED
RANGE OF                  OUTSTANDING    AVERAGE                       AVERAGE
EXERCISE     NUMBER       CONTRACTUAL   EXERCISE         NUMBER       EXERCISE
 PRICES   OUTSTANDING        LIFE        PRICE        EXERCISABLE       PRICE
--------  -----------     -----------   --------      -----------     --------

$4.38-$10     158,700        3.16       $  7.37         158,700       $  7.42
$10-$15       810,795        5.83       $ 13.18         504,345       $ 12.74
$15-$20       512,900        7.46       $ 17.44          84,480       $ 15.56
$20-$25       351,850        7.95       $ 21.93          15,120       $ 21.89
$25-$30       298,000        8.58       $ 28.40          24,000       $ 26.50
$30-$35       481,150        9.05       $ 31.42          12,000       $ 32.13
            ---------                                   -------
            2,613,395                                   798,645
            =========                                   =======

   At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of outstanding options was $4.38 - $32.13 and 7.39 years, respectively.

   At December 31, 1999, 1998 and 1997, the number of options exercisable was 798,645, 646,185 and 492,920, respectively, and the weighted average exercise price of those options was $12.86, $11.51 and $10.30, respectively.

   The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $7,923,820, or $0.53 per share diluted during 1999, $13,916,901, or $1.15 per share diluted during 1998, and $13,396,245, or $1.11 per share diluted during 1997. The weighted average fair value of the options granted during 1999, 1998, and 1997 is estimated as $9.06, $6.41 and $8.55, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield for all years, volatility of 50% for 1999 and 30% for 1998 and 1997, risk-free interest rate of 4.46% to 5.83% in 1999, 4.33% to 5.86% in 1998 and 5.46% to 6.57% in 1997, assumed annual forfeiture rate of 16% for 1999 and 5% for 1998 and 1997, and an expected life of 4 years in 1999, 4 years in 1998 and 5 years in 1997.

Note 8 -- Income Taxes

Income tax expense (benefit) based on income before income taxes and extraordinary item consists of:

                                             Year ended December 31,
                                  -------------------------------------------
                                     1999             1998             1997
                                  ----------       ----------       ---------
Federal - current ............    $2,996,245        7,275,581       8,178,203
State - current ..............       908,337          936,504         998,781
Foreign - current ............     2,259,982             --              --
Federal/state - deferred .....     1,146,422        2,305,482        (314,801)
Foreign - deferred ...........      (305,626)            --              --
                                  ----------       ----------       ---------
                                  $7,005,360       10,517,567       8,862,183
                                  ==========       ==========       =========

   Total income tax expense for 1999 is $6,307,143, including the $698,217 benefit allocated to the extraordinary loss. Additionally, a benefit of $818,955 was allocated to goodwill for initial recognition of acquired tax benefits for which no benefit had been provided.

   Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to income before income tax and extraordinary item as a result of the following:

                                           Year ended December 31,
                                   ---------------------------------------
                                      1999          1998           1997
                                   ----------    -----------    ----------
Tax at statutory rate ..........   $7,096,768      9,411,513     8,383,146
State taxes, net of federal
    benefit ....................      590,419        608,728       649,203
Tax exempt interest ............     (208,331)      (165,288)     (386,658)
Tax benefit from use of
   foreign sales corporation ...     (340,740)      (349,727)     (393,839)
Effect of foreign operations ...   (1,615,644)       132,364          --
Amortization of goodwill .......    1,481,304      1,122,751       562,413
Other ..........................        1,584       (242,774)       47,918
                                   ----------    -----------    ----------
Total income tax expense .......   $7,005,360    $10,517,567     8,862,183
                                   ==========    ===========    ==========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                     December 31,
                                            ----------------------------
                                                1999             1998
                                            -----------      -----------
Deferred tax assets:
  Carrying values of inventories ........   $   946,321        1,358,217
  Accrued liabilities deductible
     for tax purposes on a cash basis ...     1,387,553        1,130,111
  Net operating loss carryforwards ......     5,079,005             --
                                            -----------      -----------
                                              7,412,879        2,488,328
Less valuation allowance ................    (5,079,005)            --
                                            -----------      -----------
    Net deferred tax assets .............   $ 2,333,874      $ 2,488,328
                                            ===========      ===========
Deferred tax liabilities:
  Plant and equipment, due to
     differences in depreciation ........   $(5,548,060)      (4,442,867)
Other ...................................      (117,231)        (126,787)
                                            -----------      -----------
Gross deferred tax liability ............    (5,665,291)      (4,569,654)
                                            -----------      -----------
    Net deferred tax liability ..........   $(3,331,417)      (2,081,326)
                                            ===========      ===========

   The valuation allowance for deferred tax assets as of January 1, 1999 and 1998 was zero. The net change in the total valuation allowance for the year ended December 31, 1999 was an increase of $5,079,005. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1999. At December 31, 1999, the Company had operating loss carryforwards of approximately $16.2 million and $3.4 million in Singapore and Brazil, respectively, with unlimited loss carry-forward lives pursuant to local country tax laws. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. Any tax benefits that are realized in the future from the utilization of these carryforwards will be reported as a reduction of goodwill.

   Worldwide income before income taxes and extraordinary item for the years ended December 31, 1999, 1998 and 1997, consisted of the following (in thousands):

                                 1999      1998       1997
                               -------   -------    -------
United States ..............   $10,294    27,336     23,952
Foreign ....................     9,982      (446)      --
                               -------   -------    -------
                               $20,276    26,890     23,952
                               =======   =======    =======

   Cumulative undistributed earnings of the foreign subsidiaries amounted to $13.5 million as of December 31, 1999. The Company considers earnings from its foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to adjustment for foreign tax credits).

   In addition, for a period of up to ten years the Company will be subject to taxes in Ireland at rates substantially less than the statutory tax rates for that jurisdiction. As a result of these reduced rates, income tax expense for the year ended December 31, 1999 is approximately $998,000 (approximately $0.07 per share diluted) lower than the amount computed by applying the statutory tax rates.

Note 9 -- Major Customers

   The Company's customers operate in industries that are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. Developments adverse to the electronics industry, the Company's customers or their products could impact the Company's overall credit risk.

   The Company extends credit based on evaluation of its customers' financial condition and generally does not require collateral or other security from its customers and would incur an accounting loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement. As of December 31, 1999 and 1998, the Company had an allowance for doubtful accounts totaling $7,705,423 and $100,000, respectively. During 1999, the Company added allowance for doubtful accounts in connection with the acquisition of AVEX totaling $7,332,472 and charged $272,951 to operating expenses. During 1998 and 1997, accounts receivable write-offs totaled $56,128 and $643,872, respectively, and amounts charged to operations totaled $18,000 during 1997.

   Sales to major customers were as follows for the indicated periods:

                                                 Year ended December 31,
                                            ---------------------------------
                                              1999          1998        1997
                                            --------      -------     -------
                                                       (in thousands)
Customer A ..............................   $153,694       58,424     120,500
Customer B ..............................    143,173      148,674        --
Customer C ..............................     46,838         --          --
Customer D ..............................     46,776         --          --
Customer E ..............................          *       70,908      42,983

   *During 1999, this major customer underwent a period of organizational change.

Note 10 -- Segment and Geographic Information

   The Company has 14 manufacturing facilities in the Americas, Europe, and Asia regions to serve its customers. The Company is operated and managed geographically. The Company's management evaluates performance and allocates the Company's resources on a geographic basis. Intersegment sales, primarily constituting sales from the Americas to Europe, are generally recorded at prices that approximate arm's length transactions. Operating segments' measure of profitability is based on income from operations. Certain corporate expenses, including items such as insurance and software licensing costs, are allocated to these operating segments and are included for performance evaluation. Amortization expense associated with capitalized software costs is allocated to these operating segments, but the related assets are not allocated. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole. Beginning in 1999, the Company had three reportable operating segments: the Americas, Europe, and Asia. Prior to the acquisitions in 1999, all of the Company's operations were in the Americas region. Information about operating segments for the fiscal year ended December 31, 1999, was as follows:

                                                          1999
                                                        ---------
                                                      (in thousands)
Net sales:
  Americas .........................................    $ 724,963
  Europe ...........................................      219,393
  Asia .............................................       14,393
  Elimination of intersegment sales ................      (80,910)
                                                        ---------
                                                        $ 877,839
                                                        =========
Depreciation and amortization:
  Americas .........................................    $  19,221
  Europe ...........................................        5,180
  Asia .............................................          235
  Corporate - goodwill .............................        6,430
                                                        ---------
                                                        $  31,066
                                                        =========
Income from operations:
  Americas .........................................    $  26,140
  Europe ...........................................       11,040
  Asia .............................................          826
  Corporate and intersegment eliminations ..........       (9,383)
                                                        ---------
                                                        $  28,623
                                                        =========
Capital expenditures:
  Americas .........................................    $  20,364
  Europe ...........................................        3,347
  Asia .............................................          160
                                                        ---------
                                                        $  23,871
                                                        =========
Total assets:
  Americas .........................................    $ 424,521
  Europe ...........................................      128,814
  Asia .............................................       12,808
  Corporate ........................................      194,694
                                                        ---------
                                                        $ 760,837
                                                        =========

   Corporate assets consist primarily of goodwill, capitalized software costs and debt financing costs.

   The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

                                                       1999
                                                     --------
                                                   (in thousands)
Net sales derived from:
  Printed circuit boards ........................    $756,552
  Systems integration and box build .............     121,287
                                                     --------
                                                     $877,839
                                                     ========
Geographic net sales:
  United States .................................    $659,134
  Europe ........................................     168,193
  Asia and other ................................      50,512
                                                     --------
                                                     $877,839
                                                     ========
Long-lived assets:
  United States .................................    $ 99,221
  Europe ........................................      24,538
  Asia and other ................................      21,874
                                                     --------
                                                     $145,633
                                                     ========

Note 11 -- Employee Benefit Plans

   The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant's contribution. The Company may also make discretionary contributions to the plans. During 1999, 1998 and 1997 the Company made contributions to the plans of approximately $1,659,000, $689,000 and $430,000, respectively.

   Effective May 6, 1992, the Company adopted an Incentive Bonus Plan (Bonus
Plan) for the benefit of its employees, including executive officers. The Bonus Plan replaced the Company's Incentive Bonus Plan which was adopted in 1990. The Bonus Plan is administered by the Compensation Committee. The total amount of cash bonus awards to be made under the Bonus Plan for any plan year depends primarily on the Company's sales and net income for such year.

   For any plan year, the Company's sales and net income must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company in its business plan, as established at the beginning of each fiscal year, for any bonus awards to be made. Aggregate bonus awards to all participants under the Bonus Plan may not exceed 7% of the Company's net income. The Compensation Committee has the authority to determine the total amount of bonus awards, if any, to be made to the eligible employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. No bonus amounts were accrued or expensed in 1999. The Company expensed $1,434,000 in 1998 and $738,000 in 1997 in conjunction with the Bonus Plan.

   AVEX had a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. The AVEX defined benefit pension plan was frozen on September 12, 1999 and terminated effective December 31, 1999.

   In addition to the AVEX defined benefit pension plan, AVEX had a post-retirement medical plan that provides postretirement medical benefits to full-time employees who meet minimum age and service requirements. The plan is subject to cost-sharing features such as deductibles and coinsurance. The AVEX post-retirement medical plan was frozen as to eligibility on October 31, 1999, and will not provide medical benefits to any additional participant.

   The following table sets forth the AVEX plans' benefit obligations, fair value of plan assets, and funded status at December 31, 1999.

                                                POSTRETIREMENT
PENSION                                            BENEFITS       BENEFITS
--------------                                  -------------     --------
                                                      (In Thousands)
Change in benefit obligation:
Benefit obligation at August 24 ...............    $ 12,452       $  5,788
Service cost ..................................        --              136
Interest cost .................................         322            153
Benefits paid .................................        (399)           (55)
Actuarial loss ................................          29            245
                                                   --------       --------
Benefit obligation at end of year .............      12,404          6,267
                                                   --------       --------

Change in plan assets:
Fair value of plan assets at August 24 ........      18,034           --
Actual return on plan assets ..................         998           --
Employer contribution .........................        --               55
Benefits paid .................................        (399)           (55)
                                                   --------       --------
Fair value of plan assets at end of year ......      18,633           --
                                                   --------       --------

Funded status .................................       6,229         (6,267)
Unrecognized actuarial losses (gains) .........        (647)           478
                                                   --------       --------
Prepaid (accrued) benefit cost
    recognized in the consolidated
    balance sheet .............................    $  5,582       $ (5,789)
                                                   ========       ========
Weighted-average assumptions:
Discount rate .................................         8.0%          7.75%
Expected return on plan assets ................         9.0%           N/A

    For measurement purposes, a 8.0% annual rate of increase in the per capita cost of covered health care costs was assumed for 2000. The rate was assumed to decrease gradually to 5.0% for 2006 and remain level thereafter.

   The components of net periodic benefit costs for the period are as follows:

                                            PENSION    POSTRETIREMENT
                                            BENEFITS      BENEFITS
                                            --------   --------------
                                            AUGUST 24 TO DECEMBER 31,
                                            -------------------------
                                               1999          1999
                                             --------      ---------
                                                 (in thousands)
Service cost .............................    $ --           $ 136
Interest cost ............................      322            153
Expected return on assets ................     (524)          --
                                              -----          -----
Net periodic benefit costs (income) ......    $(202)         $ 289
                                              =====          =====

Note 12 -- Concentrations of Business Risk

   Substantially all of the Company's sales are derived from EMS in which the Company purchases components specified by its customers. The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company's inability to obtain any needed components during periods of allocation could cause delays in manufacturing and could adversely affect results of operations.

Note 13 -- Contingencies

   On October 18, 1999, the Company announced that its third quarter earnings announcement would be delayed and subsequently, on October 22, the Company announced its earning for the third quarter were below the level of the same periods during 1998 and were below expectations. Several class action lawsuits were filed in federal district court in Houston, Texas against the Company and two of its officers and directors alleging violations of the federal securities laws. The lawsuit seeks to recover unspecified damages. The Company denies the allegations in the lawsuits, however, and further denies that such allegations provide a basis for recovery of damages as the Company believes that it has made all required disclosures on a timely basis. Management intends to vigorously defend against these actions.

   Benchmark filed suit against Seller in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby Benchmark acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas. Management intends to vigorously pursue its claims against Seller and defend against Seller's allegations.

    The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Independent Auditors' Report
The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

   We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Houston, Texas
February 8, 2000

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

Donald E. Nigbor                                Cary T. Fu
President & Chief Executive Officer             Executive Vice President

Corporate Information
Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 1999, 1998 and 1997. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

                                                    1999 QUARTER
                                       1ST        2ND        3RD         4TH
                                     --------    -------    -------     -------
                                        (in thousands, except per share data)
Sales .............................  $146,546    162,621    229,870     338,802
Gross profit ......................    14,690     16,854     13,764      22,222
Income before extraordinary item ..     5,037      5,605      1,336       1,293
Extraordinary item- loss on
   extinguishment of debt .........      --         --       (1,297)       --
Net income ........................     5,037      5,605         39       1,293
Earnings per common share:
     Basic ........................       .43        .44        .00         .08
     Diluted ......................       .40        .41        .00         .08


                                                    1998 QUARTER
                                        1ST        2ND        3RD         4TH
                                     --------    -------    -------     -------
Sales .............................  $108,046    132,636    139,645     143,738
Gross profit ......................    10,905     12,681     13,545      14,580
Net income ........................     3,742      3,735      4,182       4,713
Earnings per common share:
  Basic ...........................       .32        .32        .36         .41
  Diluted .........................       .31        .32        .35         .38

                                                    1997 QUARTER
                                        1ST        2ND        3RD         4TH
                                     --------    -------    -------     -------
Sales .............................  $ 75,724     78,156     83,183      88,166
Gross profit ......................     9,242      9,466     10,157      10,734
Net income ........................     3,291      3,557      4,013       4,229
Earnings per common share:
  Basic ...........................       .29        .31        .35         .37
  Diluted .........................       .28        .30        .33         .35

   Market for the Registrant's Common Equity and Related Shareholder Matters

   The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated.

                                            1            2         3         4
                                         -------     --------   ------    ------
1998
High .................................   $28 1/4     24 15/16   25 1/2    37 1/2
Low ..................................   $21 1/8     18 3/8     17 5/8    17 7/8

1999
High .................................   $38 7/8     35 15/16   43 13/16  37 7/8
Low ..................................   $26 7/8     27 1/8     31 5/16       12

2000 (through March 24, 2000)
High .................................   $36
Low ..................................   $17 13/16

   The last reported sale price of Common Stock on March 24, 2000, as reported by the New York Stock Exchange, was $35 1/16. There were approximately 107 record holders of Common Stock as of March 24, 2000.

   The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

Selected Financial Data
Benchmark Electronics, Inc. and Subsidiaries

                                                                     YEAR ENDED DECEMBER 31,
                                             1999             1998             1997             1996             1995
                                           ---------        ---------        ---------        ---------        ---------
                                                               (in thousands, except per-share data)
Selected Statements of Income Data
Sales .................................    $ 877,839        $ 524,065        $ 325,229        $ 201,296        $  97,353
Cost of sales .........................      810,309          472,354          285,630          177,981           85,113
                                           ---------        ---------        ---------        ---------        ---------
    Gross profit ......................       67,530           51,711           39,599           23,315           12,240
Selling, general and
   administrative expenses ............       32,477           17,680           12,817            7,228            2,990
Amortization of goodwill ..............        6,430            3,311            1,670              696             --
                                           ---------        ---------        ---------        ---------        ---------
    Income from operations ............       28,623           30,720           25,112           15,391            9,250
Interest expense ......................       (9,696)          (4,394)          (2,472)          (1,442)            --
Interest income .......................          605              479            1,163              442              268
Other income ..........................          744               85              149               92               13
Income tax expense ....................       (7,005)         (10,518)          (8,862)          (5,619)          (3,383)
                                           ---------        ---------        ---------        ---------        ---------
    Income before extraordinary
       item ...........................       13,271           16,372           15,090            8,864            6,148
Extraordinary item - loss on
   extinguishment of debt .............       (1,297)            --               --               --               --
                                           ---------        ---------        ---------        ---------        ---------
Net Income ............................       11,974        $  16,372        $  15,090        $   8,864        $   6,148
                                           =========        =========        =========        =========        =========
Earnings per share(1):

       Basic Income before extraordinary
          item ........................    $    0.94        $    1.41        $    1.31        $    0.99        $    0.77
       Extraordinary item .............        (0.09)            --               --               --               --
                                           ---------        ---------        ---------        ---------        ---------
       Earnings per share(1) ..........    $    0.85        $    1.41        $    1.31        $    0.99        $    0.77
                                           =========        =========        =========        =========        =========
    Diluted:
       Income before extraordinary
          item ........................    $    0.88        $    1.35        $    1.26        $    0.96        $    0.75
       Extraordinary item .............        (0.08)            --               --               --               --
                                           ---------        ---------        ---------        ---------        ---------
       Earnings per share(1) ..........    $    0.80        $    1.35        $    1.26        $    0.96        $    0.75
                                           =========        =========        =========        =========        =========
Weighted average number of
   shares outstanding
    Basic .............................       14,081           11,594           11,508            8,976            8,031
    Diluted ...........................       15,010           12,098           12,004            9,218            8,213
                                           =========        =========        =========        =========        =========
Ratio of earnings to
   fixed charges ......................        2.74x            6.03x            9.03x            9.16x          134.75x

                                                   DECEMBER 31,
                              ----------------------------------------------------
                                1999       1998       1997       1996       1995
                              --------   --------   --------   --------   --------
                                                  (in thousands)
Selected Balance Sheet Data

Working capital ...........   $177,926   $ 86,265   $ 87,879   $ 72,586   $ 37,285
Total assets ..............    760,837    241,896    190,322    168,174     57,037
Long-term debt ............    202,811     46,111     30,330     30,485       --
Shareholders' equity ......   $281,935   $138,001   $120,872   $104,999   $ 46,624

(1) See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings per common share.

Corporate and Shareholder Data

Officers

Donald E. Nigbor(1)
President and
Chief Executive Officer

Steven A. Barton(2)
Executive Vice President

Cary T. Fu(1)
Executive Vice President

Lenora A. Gurton
Secretary

Gayla J. Delly
Treasurer

Christopher Nawrocki
Vice President;
President of
Benchmark Electronics, Inc. -
Winona Division

General Counsel
Bracewell & Patterson, L.L.P.
Houston, Texas

Independent Auditors
KPMG LLP
Houston, Texas

Directors
David H. Arnold(3)
Former President and
Chairman of the Board
DCM Tech, Inc.
Winona, Minnesota
(Machine Tool Manufacturing)

John C. Custer(4)
Retired - Former Chairman of the Board
Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

Gerald W. Bodzy(3)
Independent Consultant
Houston, Texas
(Investment banking)

Peter G. Dorflinger(3)(4)
President and Chief Operating Officer
GlasTech, Inc.
Austin, Texas
(Dental products manufacturer)

Cary T. Fu
Executive Vice President
Benchmark Electronics, Inc.

Donald E. Nigbor
President and Chief Executive Officer
Benchmark Electronics, Inc.

(1) Executive Officer
(2) Part-time since June 1993
(3) Member of Audit Committee
(4) Member of Compensation Committee

Notices
Stock Transfer Agent and Registrar
Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:
   Harris Trust and Savings Bank
   Attn: Shareholder Services
   311 West Monroe Street, 11th floor
   Chicago, IL 60606 312/588-4283.

Stock Trading

   The common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K

   Benchmark will provide a copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission, without charge upon written request to:

   Gayla J. Delly
   Treasurer
   Benchmark Electronics, Inc.
   3000 Technology Drive
   Angleton, TX 77515

Financial Mailing List

   Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting

   Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 16, 2000, at the Doubletree Hotel at Allen Center, 400 Dallas Street, Houston, Texas.

   This annual report is printed on recycled paper.

(Benchmark logo)
3000 Technology Drive
Angleton, Texas 77515
(979) 849-6550
www.bench.com