Form 10-K, Exhibit 13
period 2000-12-31
BENCHMARK ELECTRONICS INC
filed 2001-04-02
CIK 863436

Annual Report 2000       Your Global Outsourcing Solution: Benchmark Electronics

Financial Highlights

Benchmark Electronics, Inc. and Subsidiaries

                                                                      Year ended December 31,
(in thousands, except per share data)           2000           1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------
Sales                                        $ 1,704,924      $877,839      $524,065      $325,229      $201,296
Income from operations                            53,395        28,623        30,720        25,112        15,391
Net income                                        19,901        11,974        16,372        15,090         8,864
Earnings per common share (diluted)                 1.06          0.80          1.35          1.26          0.96
Working capital                                  347,318       177,926        86,265        87,879        72,586
Total assets                                     991,221       760,838       241,896       190,322       168,174
Total debt                                       261,069       221,995        54,311        30,485        30,724
Shareholders' equity                         $   411,945      $281,935      $138,001      $120,872      $104,999
Weighted average common and
    equivalent shares outstanding                 18,718        15,010        12,098        12,004         9,218

The Company at a Glance

Benchmark Electronics, Inc. is in the business of manufacturing electronics and providing services to original equipment manufacturers (OEMs) of telecommunication equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products, personal computers and medical devices. The services that we provide are commonly referred to as electronics manufacturing services (EMS). We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to volume production and direct order fulfillment. We provide specialized engineering services including product design, printed circuit board layout, prototyping and test development.

Table of Contents
The Company at a Glance                                  1
Financial Highlights                                     1
President's Letter                                       2
Provide More Value Added Services                        5
Financial Table of Contents                              8
Management's Discussion and Analysis                     9
Consolidated Financial Statements                       19
Notes to Consolidated Financial Statements              23
Independent Auditors' Report                            38
Management's Report                                     38
Quarterly Financial Data                                39
Market for the Registrant's Common Equity
      and Related Shareholder Matters                   39
Selected Financial Data                                 40
Corporate and Shareholder Data           Inside back cover

President's Letter

Dear Shareholder:

It is my pleasure to report to you on the financial and operational results for Benchmark for the year ended December 31, 2000.

(Charts: Sales, Income, EPS)

      This year was a challenging and rewarding year for Benchmark. Following the disappointing results for the last half of 1999, the year 2000 challenges and opportunities we faced provided a catalyst for us. This catalyst ignited and renewed Benchmark management with the level of commitment and team spirit required to execute our strategy and deliver results that I am proud to share with you in this report. The solid fundamentals and sound strategy we adopted early on in our organizational development formed the foundation for our continued growth. We recognized then and recognize now that we are a service organization, not a products company. We continue to refine and update our business model, partnering with and listening to our customers to identify and meet their needs in this rapidly growing, dynamic industry. As a service firm, our growth comes from meeting or exceeding expectations in our relationships with customers, investors, suppliers and the Benchmark team.

      We invest heavily in these relationships and our return on that investment is the growth we have experienced in sales, income and earnings per share.

      The fiscal year 2000 was very successful for Benchmark. Once again, Benchmark posted annual record sales of $1.7 billion, and record earnings of $19.9 million. That latter number represents diluted earnings per share for the year of $1.06. Our backlog at year-end reached a record-setting $1.6 billion. Our industry has sound fundamentals and is growing at a compound average growth rate of 25%*. Our sales totals for 2000 compared with 1999 produced our 94%* growth, a rate that is almost four times our industry's average.

(Chart: Compound Average Growth Rate Comparison)

Year 2000 Highlights

During 2000, our sales growth stemmed more from expanding our relationships with existing customers rather than from acquisitions. We leveraged and strengthened the expertise we have in design capabilities, volume production, systems integration and logistics. This expertise provided the basis for strong sales performance during the year 2000, and we expect it to be the basis for our continued future growth. Specifically, in the systems integration area we have established new capacity in Singapore and Huntsville, which supports the needs of our customers in the complex systems integration area.

      Also, during 2000 our industry encountered difficulties in the component market place, with constraints in almost every commodity at some time during the year. Our team performed well in supporting our customers through this demanding time.

      In August of 2000 we completed an equity offering of approximately 3 million shares, the proceeds from which supported our growth and positioned us well to continue that growth into the future.

(Photo: Management team)

      Importantly, during this year we saw our management team reach the level of maturity, the feeling of pride, and the spirit of teamwork and cohesion which are critical to an organization's healthy growth. We look forward to another dynamic year in 2001.

Sincerely yours,
Donald E. Nigbor
March 23, 2001

(Photo: Donald E. Nigbor, President and CEO)

Provide More Value Added Services

During 2000 Benchmark significantly expanded the systems integration, or SI, focus of our Strategic Business Plan.

(Chart: Market Segments)

      Traditionally we had strong capabilities in systems integration, inherited from our acquisition of the Dublin facility. These SI services include "box-build" capabilities such as configuration management, sheetmetal and plastic enclosure assembly, final testing, and burn-in. Many of our customers had not previously considered outsourcing their box build and systems integration services; however, the level of complexity and types of systems our team was experienced in supporting provided those customers with the confidence to expand their relationships with Benchmark.

(Photos of Dublin facility: 1- The Dublin, Ireland location, our first expansion outside the U.S., has been enlarged to meet customer requirements for SI services. 2/3-This cornerstone facility provides local, regional and international customers with comprehensive integration services.)

      As a result, last year we began to see an increase in our customers' requirements for large systems integration --server level and desktop units--an ever more important component of our systems integration business.

(Map of western hemisphere facility locations: +systems integration facility,

o printed circuit board facility: U.S.A.: o Angleton, Texas o Beaverton, Oregon

o Winona, Minnesota o Hudson, New Hampshire +o Huntsville, Alabama o Pulaski,

Tennessee o Manassas, Virginia o Mansfield, Massachusetts o Guadalajara, Mexico,

o Campinas, Brazil)

(Photos of Huntsville, Ala. facility: 1- Added in 2000, the Huntsville, Alabama systems integration facility has 144,000 square feet and serves customers in the U.S. 2/3-The Huntsville SI facility supports the needs of our U.S. customers in the complex systems integration area.)

      We are completing an aggressive facility expansion program to provide additional value added services to customers in the systems integration area. During 2000 we opened new facilities and expanded existing operations in a number of global locations. This expansion of our SI capabilities reflects the continuing implementation of the Benchmark philosophy of total customer service. Benchmark's focus on systems integration extends and enhances our strong engineering services and our mainstream business of printed circuit board assembly and testing.

(Map of Eastern Hemisphere facility locations: +Dublin, Ireland o Cork, Ireland o East Kilbride, Scotland +o Republic of Singapore)

      The ability to satisfy customer expectations for "Design Thru Delivery" and "One Stop Shopping" on a global basis makes Benchmark a top-tier electronic manufacturing services provider and sets our company apart from its competition as we enter a new year and a new millenium.

(Photos of Singapore facility: 1- Our newest SI facility in Singapore serves the Asian market and enhances our ability to service customers worldwide. 2- Systems integration services include "box-build" capabilities.)

                                                           Financial Report:
Annual Report 2000                                       Benchmark Electronics

Management's Discussion and Analysis           9
Consolidated Financial Statements             19
Notes to Consolidated Financial Statements    23
Independent Auditors' Report                  38
Management's Report                           38
Quarterly Financial Data                      39
Market for the Registrant's Common Equity
    and Related Shareholder Matters           39
Selected Financial Data                       40
Corporate and Shareholder Data      Inside back cover

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations, and the discussion of Market Risks below, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of our operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

*     availability and cost of customer specified components;

*     loss of one or more of our major customers;

*     absence of long-term sales contracts with our customers;

*     our substantial indebtedness;

* a decline in the condition of the capital markets or a substantial rise in interest rates;

*     our dependence on the industries we serve;

*     competition from other providers of electronics manufacturing services;

*     inability to maintain technical and manufacturing process expertise;

*     risks associated with international operations;

*     our dependence on certain key executives;

*     resolution of pending legal proceedings;

*     integration of the operations of acquired companies;

*     effects of domestic and foreign environmental laws;

*     fluctuations in our quarterly results of operations; and

*     volatility of the price of our common stock.

You should not put undue reliance on any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Recent Acquisitions and Disposition

On October 2, 2000, we acquired substantially all of the assets and properties, net of assumed liabilities, of the MSI Division of Outreach Technologies, Inc. This operation in Manassas, Virginia was acquired for $3.5 million, as adjusted. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of the Manassas division since October 2, 2000 have been included in our financial statements. The acquisition resulted in goodwill of approximately $0.4 million that is being amortized on a straight-line basis over 15 years.

      On September 15, 2000, we closed the previously announced sale of our Swedish operations for $19.6 million. The Swedish operations accounted for 3.7% and 3.0% of our sales and 14.4% and 16.0% of our operating income for the years ended December 31, 2000 and 1999, respectively.

      On August 24, 1999, we acquired AVEX Electronics, Inc. As consideration for the acquisition, we paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of our common stock. The working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to the seller. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of AVEX since August 24, 1999 have been included in our financial statements. The acquisition resulted in goodwill of approximately $139.5 million, which is being amortized on a straight line basis over 15 years. The amortization of goodwill, which is a noncash charge, negatively impacts our net income. In order to finance the AVEX acquisition, we
(i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and (iii) issued $80.2 million in convertible subordinated debt. In connection with the AVEX acquisition, we borrowed $30 million under the new revolving credit facility to refinance our prior senior indebtedness. Disputes have arisen between us and the seller relating to the AVEX acquisition resulting in legal proceedings between the parties over the transaction. See "Litigation and Other Contingencies."

      On March 1, 1999, we acquired certain assets from Stratus, a wholly-owned subsidiary of Ascend Communications, Inc. for approximately $42.3 million in cash, as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, we entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and we hired approximately 260 employees.

      On February 23, 1998, we acquired Lockheed Commercial Electronics Company for $70.0 million in cash and we paid $0.7 million in acquisition costs. Lockheed Commercial Electronics, situated in Hudson, New Hampshire, was one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board (PCB) assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of Lockheed Commercial Electronics since February 23, 1998 have been included in our financial statements. The acquisition resulted in goodwill of approximately $29.5 million, which is being amortized on a straight line basis over 15 years.

      The inclusion in our accounts of the operations of AVEX, the systems integration facility in Ireland and Lockheed Commercial Electronics are responsible for a substantial portion of the variations in the results of our operations (including components thereof) from period to period. The effects of these on our reported financial condition, liquidity and results of operations should be considered when reading the financial information contained herein.

      The acquisition of AVEX resulted in a significant expansion of our operations. Accordingly, the potential effect of the AVEX acquisition on our future financial condition, liquidity and results of operations should be considered when reading the historical financial information and related discussions set forth in the following section.

Results of Operations

The following table presents the percentage relationship that certain items in our Consolidated Statements of Income bear to sales for the periods indicated. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Percentage of Sales

                                   Year ended December 31,
                                    2000     1999     1998
-------------------------------------------------------------
Sales                             100.0%   100.0%   100.0%
Cost of sales                      92.7     92.3     90.1
-------------------------------------------------------------
   Gross profit                     7.3      7.7      9.9
Selling, general and
      administrative expenses       3.4      3.7      3.4
Amortization of goodwill             .8       .7       .6
-------------------------------------------------------------
   Income from operations           3.1      3.3      5.9
Other income (expense)             (1.4)    (1.0)     (.7)
-------------------------------------------------------------
   Income before income taxes
      and extraordinary  item       1.7      2.3      5.2
Income tax expense                   .5       .8      2.0
-------------------------------------------------------------
   Income before extraordinary
      item                          1.2      1.5      3.2
Extraordinary item - loss on
      extinguishment of debt,
      net of tax                     --       .1       --
-------------------------------------------------------------
   Net Income                       1.2%     1.4%     3.2%
-------------------------------------------------------------

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Sales in 2000 increased $827.1 million, or 94.2%, over 1999 sales. Of this total increase in sales approximately 67.3% was attributable to the acquisition of AVEX, approximately 2.8% was attributable to the operation of the systems integration facility in Huntsville, approximately 1.1% was attributable to the operation of the systems integration facility in Dublin, Ireland, approximately 0.4% was attributable to the acquisition of the Manassas operation, and approximately 28.4% resulted from ramping up of new programs and increase in sales volume from both existing and new customers.

      We have 16 manufacturing facilities in the Americas, Europe and Asia to serve our customers. We are operated and managed geographically. Prior to the acquisitions in 1999, all of our operations were in the Americas region. Our facilities in the Americas provided 84.1% and 80.9% of net sales, respectively, during 2000 and 1999. Our Americas region includes facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Manassas, Virginia, Mansfield, Massachusetts, Pulaski, Tennessee and Winona, Minnesota. There are two facilities in Huntsville, Alabama - a systems integration facility opened during 2000 and the PCB facility acquired from AVEX in 1999. Our facilities in Europe provided 13.8% and 17.6% of net sales, respectively, during 2000 and 1999. Our Europe region includes facilities in Cork, Ireland, Dublin, Ireland and East Kilbride, Scotland. Our facilities in Asia provided 2.1% and 1.5% of our net sales, respectively, during 2000 and 1999. There are two facilities in Singapore - a systems integration facility opened at the end of 2000 and the PCB facility acquired from AVEX in 1999.

Americas

Of the Americas sales growth of approximately $723.0 million in fiscal 2000, approximately 70.5% was due to the acquisition of AVEX, approximately 3.2% was attributable to the operation of the systems integration facility in Huntsville, Alabama, approximately 0.5% was attributable to the acquisition of the Manassas, Virginia facility and approximately 25.8% resulted from demand increases from existing and new customers.

Europe

Of the sales growth in Europe of approximately $80.8 million in fiscal 2000, approximately 29.6% was due to the acquisition of AVEX, approximately 11.6% was due to the systems integration facility revenues in Dublin, Ireland and approximately 58.8% resulted from demand increases from existing and new customers. The 1999 Dublin, Ireland revenues were positively impacted by significant backlog fulfillment during that period resulting from a period of customer transition. Dublin's sales during the remainder of 1999 and 2000 have returned to normalized run rates.

      In connection with the AVEX acquisition, we acquired operations in Sweden. On September 15, 2000, we closed the previously announced sale of our Swedish operations for $19.6 million. The Swedish operations accounted for 3.7% and 3.0% of our sales and 14.4% and 16.0% of our operating income for the years ended December 31, 2000 and 1999, respectively. On a pro forma basis, after giving effect to the disposition of the Swedish operations as if it had occurred on January 1, 2000, our income before income taxes and extraordinary item for the year ended December 31, 2000 would have been $21.7 million. On a pro forma basis, after giving effect to the AVEX acquisition, the Swedish operations accounted for 3.0% of our 1999 sales and 96.7% of our 1999 operating income.

Asia

Our Singapore sales growth in fiscal 2000 was approximately $23.3 million generated from the acquired AVEX facility. The new Singapore SI facility began sales contribution in January 2001.

We continue to expand the diversification of our customer base between countries, market segments and product lines within market segments.

      As a result of our international sales and facilities, our operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on our results of operations through December 31, 2000. However, we cannot assure that there will not be an adverse impact in the future. See "Market Risks" for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad.

      A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2000, our three largest customers accounted for approximately 34.2% of our sales, and our largest customer accounted for approximately 15.9% of sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

      After giving effect to the AVEX acquisition, we would have derived 46% of our pro forma combined sales in fiscal year 1999 from our international operations. During 2000, 20.1% of our sales were from our international operations. The decrease in the percentage of international sales on an actual basis for 2000 as compared to the pro forma basis for 1999 reflects the sale of the Swedish operations and the loss of two of AVEX's customers. The loss of one of these customers, as well as the deterioration in other customer relationships, including the major customer of the former Swedish operations, are the subject of litigation between Huber and us.

      We had a record year-end backlog of approximately $1.6 billion at December 31, 2000, as compared to the 1999 year-end backlog of $1.0 billion. Although we expect to fill substantially all of our backlog during 2001, at December 31, 2000 we do not have long-term agreements with all of our customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

      Gross profit increased $56.6 million, or 83.8%, over 1999. Gross profit as a percentage of sales decreased from 7.7% for 1999 to 7.3% for 2000 primarily due to lower gross margins at AVEX than at our other operations. The increase in gross profit was due primarily to higher sales volumes attributable to the AVEX acquisition, the operations of the new systems integration facilities in Dublin, Ireland and Huntsville, Alabama and a shift in mix to customer programs with higher gross margins. The decrease in gross profit as a percentage of sales during 2000 was attributable primarily to the inclusion of AVEX in the results of operations during 2000 for the full year, whereas during 1999, the AVEX operations were included beginning on August 24, 1999, the date of acquisition. Historically, the AVEX operations have had lower gross margin levels. Additionally, other factors impacting our gross margin for 2000 include the level of start-up costs and inefficiencies associated with new programs, product mix, overall improved capacity utilization of surface mount and other equipment, and pricing within the electronics industry. The combined effect of these factors, which are continually changing and are interrelated, make it impracticable to determine with precision the separate effect of each factor. We expect that a number of high volume programs serving customers in price sensitive markets will remain subject to competitive restraints on the margin that may be realized from these programs and that these restraints will exert downward pressure on our margins in the near future. For the foreseeable future, Benchmark's gross margin is expected to depend primarily on facility utilization, product mix, start-up of new programs, pricing within the electronics industry, and the integration costs of acquisitions. The gross margins at each facility and for Benchmark as a whole may continue to fluctuate. Increases in start-up costs associated with new programs and competitive pricing within the electronics industry could impact our gross margin.

      Selling, general and administrative expenses for 2000 increased $25.4 million, or 78.2% from 1999 to $57.8 million in 2000. The increase in selling, general and administrative expenses for 2000 is primarily the result of the acquisition of AVEX. For the period beginning January 1 and ending August 24, 1999, prior to our acquisition of AVEX, AVEX recorded $33.3 million of selling, general and administrative expenses. Additionally, the increase reflects the investment in personnel and the incurrence of related corporate and administrative expenses necessary to support the increased size and complexity of our business. We anticipate selling, general and administrative expenses will continue to increase in absolute dollars in the future as we continue to develop the infrastructure necessary to support our current and prospective business.

      The charges to operations for bad debt allowance and inventory obsolescence were $0.9 million and $3.7 million in 2000, respectively, as compared to $0.3 million and $1.9 million in 1999, respectively.

      Goodwill is amortized on a straight-line basis over an estimated life of 15 years. The amortization of goodwill for the years ended December 31, 2000 and 1999 was $12.8 million and $6.4 million, respectively. The increase was due to the acquisition of

AVEX on August 24, 1999.

      Interest expense was approximately $24.4 million and $9.7 million, respectively, in 2000 and 1999. The increase was due to the additional debt incurred in connection with the acquisition of AVEX on August 24, 1999.

      Interest income was approximately $0.8 million in 2000 compared to $0.6 million in 1999.

      Income tax expense of $8.5 million represented an effective tax rate of 30.0% for the year ended December 31, 2000, compared with an effective tax rate of 34.5% for the year ended December 31, 1999. The decrease is due primarily to lower foreign tax rates applicable to a portion of pretax income in 2000 and a 2.4% benefit related to prior years' amended U.S. tax returns filed in 2000, partially offset by nondeductible amortization of goodwill.

      We reported net income of approximately $19.9 million, or diluted earnings of $1.06 per share, for 2000 compared with net income of approximately $12.0 million, or diluted earnings of $0.80 per share for 1999. The approximately $7.9 million net increase in net income during 2000 was a result of the combined effects of the acquisition of AVEX, the $1.3 million (net of income tax benefit of $0.7 million) extraordinary loss on extinguishment of debt in 1999 and the increase in interest expense.

Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

Sales in 1999 increased $353.8 million, or 67.5%, over 1998 sales. Of this total increase in sales approximately 54% was attributable to the acquisition of AVEX, approximately 28% was attributable to the operation of the systems integration facility in Dublin, Ireland, and approximately 18% resulted from ramping up of new programs and increase in sales volume from both existing and new customers.

Americas

Of the Americas sales growth of approximately $186.3 million in fiscal 1999, approximately 83% was due to the acquisition of the AVEX facilities in Campinas, Brazil; Guadalajara, Mexico; Huntsville, Alabama; and Pulaski, Tennessee and approximately 17% was attributable to demand increases from existing and new customers.

Europe

Our locations in Europe were the result of acquisitions during 1999. We acquired AVEX on August 24, 1999 and acquired certain assets from Stratus, in Dublin, Ireland on March 1, 1999. The addition of these sites resulted in the increase in net sales of approximately $154.2 million and operating income of approximately $12.0 million for 1999 in Europe.

Asia

Our facility in Singapore was an AVEX facility. This acquired facility gave rise to the net sales of approximately $13.3 million and operating income of approximately $0.8 million for Asia in 1999.

      A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 1999, our three largest customers accounted for approximately 39.2% of our sales, and our largest customer accounted for approximately 17.5% of sales.

      AVEX's largest customer in 1998 substantially reduced its purchases from AVEX during 1999 as a result of changed circumstances affecting this customer's products, and another large customer underwent a period of organizational change and reduced its purchases as a result.

      The Company had a then record year-end backlog of approximately $1.0 billion at December 31, 1999, as compared to the 1998 year-end backlog of $317.0 million. We believe the portion of the backlog at December 31, 1999 attributable to former AVEX operations was approximately $470.0 million.

      Gross profit increased $15.8 million, or 30.6%, over 1998. Gross profit as a percentage of sales decreased from 9.9% for 1998 to 7.7% for 1999 primarily due to lower gross margins at AVEX than at our other operations. The increase in gross profit was due primarily to higher sales attributable to the AVEX acquisition, as well as the operation of the new systems integration facility in Ireland and to a shift in mix to customer programs with higher gross margins. The decrease in gross profit as a percentage of sales during 1999 was due primarily to the higher costs and lower than expected contribution of AVEX, as well as the slower ramping up of new projects of Benchmark and AVEX during the last six months of 1999, which resulted in significant underabsorption of costs.

      Selling, general and administrative expenses for 1999 increased $14.8 million, or 83.7%, from 1998 to $32.5 million in 1999. The increase in selling, general and administrative expenses for 1999 is primarily the result of the acquisition of AVEX. Additionally, the increase in selling, general and administrative expenses reflects the investment in the business infrastructure such as personnel and other related corporate and administrative expenses to support the increased size and complexity of our business.

      The charges to operations for bad debt allowance and inventory obsolescence were $0.3 million and $1.9 million in 1999, respectively, as compared to $0 and $0.6 million in 1998, respectively.

      The amortization of goodwill for the years ended December 31, 1999 and 1998 was $6.4 million and $3.3 million, respectively. Interest expense incurred, including the debt incurred in connection with the recent acquisitions, was approximately $9.7 million and $4.4 million, respectively, in 1999 and 1998. The increased amortization and interest expense in 1999 resulted from the additional goodwill and debt incurred in connection with the acquisition of AVEX during 1999.

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

      In connection with the financing of the acquisition of AVEX, we prepaid our 8.02% Senior Note due 2006. An extraordinary loss of $1.3 million (net of income tax benefit of $0.7 million) was incurred as a result of the early extinguishment of this indebtedness.

      We reported net income of approximately $12.0 million, or diluted earnings of $0.80 per share, for 1999 compared with net income of approximately $16.4 million, or diluted earnings of $1.35 per share for 1998. The approximately $4.4 million decrease in net income during 1999 was a result of the combined effects of the acquisition of AVEX, the slower ramping up of new projects which resulted in significant underabsorption of costs, the extraordinary loss on extinguishment of debt and the increase in interest expense.

Liquidity and Capital Resources

We have financed our growth and operations through funds generated from operations, proceeds from the sale of our securities and funds borrowed under our credit facilities.

      Cash provided by (used in) operating activities was $(47.0) million, $69.9 million and $56.9 million in 2000, 1999 and 1998, respectively. In 2000, significant increases in accounts receivable and inventories, net of effects from the acquisition of the Manassas facility, were partially offset by increases in accounts payable, depreciation and amortization. Our accounts receivables and inventories at December 31, 2000 increased $81.3 million and $132.4 million, respectively, over their levels at December 31, 1999, reflecting our increased sales and backlog during 2000. In 1999, significant decreases in accounts receivable, net of effects from the acquisition of AVEX, increases in accounts payable, and increases in depreciation and amortization were partially offset by increases in inventories and decreases in accrued liabilities, net of effects from the acquisition of AVEX. Our inventories increased from $53.7 million at December 31, 1998 to $214.6 million at December 31, 1999, reflecting the acquisitions of AVEX and certain assets from Stratus during 1999 and increased sales and backlog during this period. In 1998, substantial decreases in inventory and accounts receivable, net of effects from the acquisition of Lockheed Commercial Electronics, and increases in net income, depreciation and amortization were offset by decreases in accounts payable. Our inventories decreased from $61.1 million at

December 31, 1997 to $53.7 million at December 31, 1998. We expect increases in inventories to support the anticipated growth in sales. We continue and are continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to us.

      Cash used in investing activities was $85.5 million, $333.8 million and $78.7 million, respectively, for the years ended December 31, 2000, 1999 and 1998. Pursuant to the terms of the purchase agreement in connection with the AVEX acquisition, the working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to Huber. The final working capital adjustment was $2.0 million greater than the current liability we had recorded at December 31, 1999 as an estimate of the working capital adjustment. We recorded the $2.0 million as an increase in goodwill during the quarter ended June 30, 2000. On October 2, 2000, we acquired substantially all of the assets and properties, net of assumed liabilities, of the Manassas facility for $3.5 million in cash. On August 24, 1999, we completed the AVEX acquisition with $265.3 million paid in cash at closing. On March 1, 1999, we completed the purchase of inventories and equipment from Stratus for $42.3 million in cash. On February 23, 1998, we completed our acquisition of Lockheed Commercial Electronics for approximately $70.7 million in cash. See Note 2 of Notes to Consolidated Financial Statements. Capital expenditures of $48.0 million during 2000 were primarily concentrated in test and manufacturing production equipment. Capital expenditures of $23.8 million during 1999 consisted primarily of test and computer equipment. Capital expenditures of $12.2 million during 1998 consisted primarily of test and manufacturing production equipment and computer equipment to support our implementation of a new Enterprise Resource Planning
(ERP) system. During 2000, 1999 and 1998, we invested $0.6 million, $2.5 million and $7.4 million, respectively, on the new ERP software system. We used $11.4 million of proceeds from the sale of interest bearing marketable securities during 1998, for the purpose of paying a portion of the purchase price of Lockheed Commercial Electronics.

      Cash provided by financing activities was $147.1 million, $249.8 million and $23.9 million, respectively, for the years ended December 31, 2000, 1999 and 1998. On August 14, 2000, we completed the public offering of 3,162,500 shares of our common stock for net proceeds of $113.3 million. We used such proceeds to temporarily repay indebtedness outstanding under our revolving credit facility. During 2000, we increased borrowings outstanding under our revolving line of credit by $52.0 million (net) and made principal payments on other long-term debt totaling $19.7 million. In August 1999 in connection with the AVEX acquisition, we borrowed $100 million under the term loan, $76 million under the revolving credit facility and issued $80.2 million principal amount of 6% Convertible Subordinated Notes. In connection with the purchase of the assets from Stratus on March 1, 1999, we borrowed $25 million. In June 1999, we completed a public offering of 3,525,000 shares of its common stock and used a portion of the net proceeds of $93.7 million to repay borrowings under our bank credit facilities. Principal payments on long-term debt and debt issuance costs totaled $58.4 million and $6.4 million, respectively, during 1999. During 1998, cash provided by financing activities consisted primarily of $40.0 million of proceeds from the issuance of long-term debt offset by $16.2 million of principal payments on long-term debt.

      Principal on the term loan is payable in quarterly installments of $4.5 million, $5 million and $5.5 million during 2001, 2002 and 2003, respectively. The final three installments of $7 million are due on the last day of March, June and September 2004.

      We have a $175 million revolving line of credit facility with a commercial bank. We are entitled to borrow under the revolving credit facility up to the lesser of $175 million or the sum of 75% of our eligible accounts receivable, 45% of our eligible inventories and 50% of our eligible fixed assets. Interest on the revolving credit facility is payable quarterly, at our option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon our debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the revolving credit facility is payable quarterly in arrears. The revolving credit facility matures on September 30, 2004. As of December 31, 2000, we had $93.5 million outstanding under the revolving credit facility, bearing interest at 11.0%, $4.9 million outstanding letters of credit and $76.6 million was available for future borrowings.

      The term loan and the revolving credit facility are secured by our domestic inventory and accounts receivable, 100% of the stock of our domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of our and our domestic subsidiaries' other tangible and intangible assets. The term loan and revolving credit facility contains customary financial covenants and restricts our ability to incur additional debt, pay dividends, sell assets, and to merge or consolidate with other persons, without the consent of the bank.

      We have outstanding $80.2 million principal amount of 6% Convertible Subordinated Notes. The indenture relating to the notes contains affirmative and negative covenants, including covenants restricting our ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control of our company (as defined in the indenture relating to the notes), each holder of notes will have the right to require us to repurchase all or part of the holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest. The notes are convertible into shares of our common stock at an initial conversion price of $40.20 per share at the option of the holder at any time prior to maturity, unless previously redeemed or repurchased.

      Our operations, and the operations of businesses we acquire, are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. We believe we operate in substantial compliance with all applicable requirements and we seek to ensure that newly acquired businesses comply or will comply substantially with applicable requirements. To date the costs of compliance and workplace and environmental remediation have not been material to us. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements in the future. In addition, past, current and future operations may give rise to claims of exposure by employees or the public, or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

      We may require additional capital to finance further enhancements to or acquisitions or expansions of our manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of our operations. Management continually evaluates potential strategic acquisitions and investments, but at the present time, we have no understandings, commitments or agreements with respect to any such acquisition or investment. Although no assurance can be given that future financing will be available on terms acceptable to us, we may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by our existing debt agreements.

      Our acquisitions in 1999 have significantly increased our leverage ratio and decreased our interest coverage ratio. At December 31, 2000, our debt to total capitalization ratio was 39%, as compared to 44% at December 31, 1999 and 11% at June 30, 1999, the last fiscal quarter end prior to the AVEX acquisition. The level of indebtedness, among other things, could make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements and other expenses; limit our flexibility in planning for, or reacting to changes in, our business; and make us more vulnerable in the event of an economic downturn in our business.

      Management believes our existing cash balances, funds generated from operations and available funds under our revolving credit facility will be sufficient to permit us to meet our liquidity requirements for the next 9-12 months. In order for us to achieve our planned growth or to obtain large volume customer orders, we expect that we will need to obtain additional financing during the next 12-24 months.

Market Risks

We have exposure to interest rate risk under our variable rate revolving credit and term loan facilities. These facilities are based on the spread over the bank's Eurodollar rate or its prime rate. Inflation and changing prices have not significantly affected our operating results or the markets in which we perform services.

      We currently have an interest rate swap transaction agreement for a notional amount of $40.5 million under which we pay a fixed rate of interest of 6.63%, plus 1.25% to 3.00% based upon our debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The interest rate swap expires in the year 2003. The receive rate under the swap is based on LIBOR.

      The following tables present principal cash flows and related interest rates by year of maturity for debt obligations. The variable interest rate for future years assumes the same rate as of each year end.

                                                                                                               Fair Value at
                                                    Expected Year of Maturity ($ in '000's)                    December 31,
Debt                                       2001       2002       2003       2004       Thereafter      Total        2000
--------------------------------------------------------------------------------------------------------------------------
Convertible subordinated notes                  --         --         --         --      $80,200       $80,200     $70,408
   Fixed interest rate                       6.00%      6.00%      6.00%      6.00%        6.00%

Variable rate term loan                    $18,000    $20,000    $22,000    $21,000           --       $81,000     $81,000
   Average interest rate                     9.47%      9.47%      9.47%      9.47%           --

Variable rate revolving credit facility         --         --         --    $93,500           --       $93,500     $93,500
   Average interest rate                    11.00%     11.00%     11.00%     11.00%           --

Interest Rate Derivative Financial  Instruments Related to Debt
Interest rate swap
Pay fixed/receive variable                  $9,000    $10,000    $21,500         --           --       $40,500       $(667)
Average pay rate                             9.38%      9.38%      9.38%         --           --
Average receive rate                         9.19%      9.19%      9.19%         --           --

                                                                                                                 Fair Value at
                                                    Expected Year of Maturity ($ in '000's)                      December 31,
Debt                                  2000      2001       2002       2003      2004       Thereafter    Total      1999
----------------------------------------------------------------------------------------------------------------------------
Convertible subordinated notes            --         --         --         --         --      $80,200    $80,200    $62,255
   Fixed interest rate                 6.00%      6.00%      6.00%      6.00%      6.00%        6.00%                 6.00%

Variable rate term loan              $16,000    $18,000    $20,000    $22,000    $21,000           --    $97,000    $97,000
   Average interest rate               8.72%      8.72%      8.72%      8.72%      8.72%           --                 8.72%

Variable rate revolving
  credit facility                         --         --         --         --    $41,500           --    $41,500    $41,500
   Average interest rate               9.27%      9.27%      9.27%      9.27%      9.27%           --                 9.27%

      Our international sales are a growing portion of our net sales; we are exposed to risks associated with operating internationally, including the following:

o     Foreign currency exchange risk;

o     Import and export duties, taxes and regulatory changes;

o     Inflationary economics or currencies;

o     Economic and political instability.

      We do not use derivative financial instruments for speculative purposes. Our policy is to maintain a hedged position for certain significant transaction exposures. These exposures are primarily, but not limited to, vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. Our international operations in some instances operate in a natural hedge because both operating expenses and a portion of sales are denominated in local currency. During 2000, we had one foreign currency hedging contract in place to support expansion of the Dublin, Ireland facility. This contract expired in December 2000.

Litigation and Other Contingencies

On October 18, 1999, we announced that our third quarter 1999 earnings announcement would be delayed and subsequently, on October 22, we announced our earnings for the third quarter 1999 were below the level of the same periods during 1998 and were below expectations. Several class action lawsuits were filed in federal district court in Houston, Texas against Benchmark and two of its officers and directors alleging violations of the federal securities laws. These lawsuits were consolidated in February 2000. The lawsuits seek to recover unspecified damages. We deny the allegations in the lawsuits, however, and further deny that such allegations provide a basis for recovery of damages as we believe that we have made all required disclosures on a timely basis. Management is vigorously defending against these actions.

      Benchmark filed suit against J.M. Huber Corporation (Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the contract between Benchmark and Seller pursuant to which Benchmark acquired all of the stock of AVEX and Kilbride Holdings B.V. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas. Benchmark intends to vigorously pursue its claims against Seller and defend against Seller's allegations.

      During the second quarter of 2000, Benchmark, along with numerous other companies, was named as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation (the Foundation). The lawsuit alleges that Benchmark has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines Benchmark has purchased. On November 11, 2000, Benchmark filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgement Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. We continue to explore any indemnity or similar rights Benchmark may have against manufacturers of the machines or other third parties. Management intends to vigorously defend against such claim and pursue all rights it has against third parties.

      Benchmark is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Benchmark's consolidated financial position or results of operations.

Consolidated Balance Sheets

Benchmark Electronics, Inc. and Subsidiaries

                                                                                   December 31,
(in thousands)                                                                  2000         l999
--------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                $  23,541    $   9,437
     Accounts receivable, net                                                   277,620      197,239
     Income taxes receivable                                                         --        3,351
     Inventories                                                                346,463      214,554
     Prepaid expenses and other assets                                           18,412       15,499
     Deferred tax asset                                                           3,135        2,334
--------------------------------------------------------------------------------------------------------
              Total current assets                                              669,171      442,414
Property, plant and equipment                                                   202,404      175,774
Accumulated depreciation                                                        (66,016)     (53,766)
--------------------------------------------------------------------------------------------------------
              Net property, plant and equipment                                 136,388      122,008
Goodwill, net                                                                   166,514      178,207
Other, net                                                                       19,148       18,209
--------------------------------------------------------------------------------------------------------
                                                                              $ 991,221    $ 760,838
--------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
     Current installments of other long-term debt                             $  20,275    $  19,184
     Accounts payable                                                           268,358      215,971
     Income taxes payable                                                         1,911           --
     Accrued liabilities                                                         31,309       29,333
--------------------------------------------------------------------------------------------------------
              Total current liabilities                                         321,853      264,488
--------------------------------------------------------------------------------------------------------
Revolving line of credit                                                         93,500       41,500
Convertible subordinated notes                                                   80,200       80,200
Other long-term debt, excluding current installments                             67,094       81,111
Other long-term liability                                                         6,957        5,939
Deferred tax liability                                                            9,672        5,665
Shareholders' equity:
     Preferred shares, $.10 par value; 5,000 shares authorized, none issued          --           --
     Common shares, $.10 par value; 30,000 shares authorized: issued
         19,643 and 16,289, respectively; outstanding 19,594
         and 16,240, respectively                                                 1,959        1,624
     Additional paid-in capital                                                 317,849      200,980
     Retained earnings                                                           98,675       78,774
     Accumulated other comprehensive income (loss)                               (6,418)         677
     Less treasury shares, at cost, 49 shares                                      (120)        (120)
--------------------------------------------------------------------------------------------------------
              Total shareholders' equity                                        411,945      281,935
Commitments and contingencies
--------------------------------------------------------------------------------------------------------
                                                                              $ 991,221    $ 760,838
--------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Benchmark Electronics, Inc. and Subsidiaries

                                                                           Year ended December 31,
(in thousands, except per share data)                                2000          1999        1998
--------------------------------------------------------------------------------------------------------
Sales                                                             $ 1,704,924    $877,839    $524,065
Cost of sales                                                       1,580,817     810,309     472,354
--------------------------------------------------------------------------------------------------------
         Gross profit                                                 124,107      67,530      51,711
Selling, general and administrative expenses                           57,871      32,477      17,680
Amortization of goodwill                                               12,841       6,430       3,311
--------------------------------------------------------------------------------------------------------
         Income from operations                                        53,395      28,623      30,720
Interest expense                                                      (24,396)     (9,696)     (4,394)
Interest income                                                           770         605         479
Other income (expense)                                                 (1,339)        744          85
--------------------------------------------------------------------------------------------------------
         Income before income taxes and extraordinary item             28,430      20,276      26,890
Income tax expense                                                      8,529       7,005      10,518
--------------------------------------------------------------------------------------------------------
         Income before extraordinary item                              19,901      13,271      16,372
Extraordinary item - loss on extinguishment of debt, net of tax            --      (1,297)         --
--------------------------------------------------------------------------------------------------------
              Net income                                          $    19,901    $ 11,974    $ 16,372
--------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic:
         Income before extraordinary item                               $1.13      $0.94       $1.41
         Extraordinary item                                                --      (0.09)         --
--------------------------------------------------------------------------------------------------------
         Earnings per share                                             $1.13      $0.85       $1.41
--------------------------------------------------------------------------------------------------------
     Diluted:
         Income before extraordinary item                               $1.06      $0.88       $1.35
         Extraordinary item                                                --      (0.08)         --
--------------------------------------------------------------------------------------------------------
         Earnings per share                                             $1.06      $0.80       $1.35
--------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding:
     Basic                                                             17,578     14,081      11,594
     Diluted                                                           18,718     15,010      12,098
--------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Benchmark Electronics, Inc. and Subsidiaries

                                                                                        Accumulated
                                                               Additional                  other                       Total
                                                     Common     paid-in     Retained   comprehensive   Treasury  shareholders'
(in thousands)                             Shares    shares     capital     earnings   income (loss)    shares      equity
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997                11,574    $1,157     $ 69,407    $50,428            --      $ (120)     $120,872
Stock options exercised                        54         5          488         --            --          --           493
Federal tax benefit of
   stock options exercised                                           264         --            --          --           264
Net income (a)                                 --        --           --     16,372            --          --        16,372
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1998                11,628     1,162       70,159     66,800            --        (120)      138,001
Common shares issued in
   public offering net of expenses          3,525       353       93,338         --            --          --        93,691
Stock options exercised                        65         7          797         --            --          --           804
Federal tax benefit of
   stock options exercised                     --        --          322         --            --          --           322
Common shares issued under
   Employee Stock Purchase Plan                22         2          452         --            --          --           454
Acquisition of Avex
   Electronics, Inc.                        1,000       100       35,912         --            --          --        36,012
Net income                                     --        --           --     11,974            --          --        11,974
Foreign currency translation adjustments       --        --           --         --           677          --           677
                                                                                                                   --------
Comprehensive income                           --        --           --         --            --          --        12,651
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1999                16,240     1,624      200,980     78,774           677        (120)      281,935
Common shares issued in
   public offering net of expenses          3,163       316      112,971         --            --          --       113,287
Stock options exercised                       127        13        1,734         --            --          --         1,747
Federal tax benefit of
   stock options exercised                     --        --          921         --            --          --           921
Common shares issued under
    Employee Stock Purchase Plan               64         6        1,210         --            --          --         1,216
Federal tax benefit of
    Employee Stock Purchase Plan               --        --           33         --            --          --            33
Net income                                     --        --           --     19,901            --          --        19,901
Foreign currency translation adjustments       --        --           --         --        (7,095)         --        (7,095)
                                                                                                                   --------
Comprehensive income                           --        --           --         --            --          --        12,806
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2000                19,594    $1,959     $317,849    $98,675       $(6,418)     $ (120)     $411,945
----------------------------------------------------------------------------------------------------------------------------------

(a) Net income and comprehensive income are the same for 1998.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Benchmark Electronics, Inc. and Subsidiaries

                                                                                            Year ended December 31,
(in thousands)                                                                         2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                                      $  19,901    $  11,974    $ 16,372
     Adjustments to reconcile net income
       to net cash provided by (used in) operating activities:
         Depreciation and amortization                                                  39,841       24,637      13,307
         Amortization of premiums on marketable securities                                  --           --          46
         Deferred income taxes                                                           3,206          841       2,305
         Federal tax benefit of stock options exercised                                    921          322         264
         Federal tax benefit of employee stock purchase plan                                33           --          --
         Tax benefit of acquired net operating loss carryforwards                          360           --          --
         Amortization of goodwill                                                       12,841        6,430       3,311
         Gain on the sale of property, plant and equipment                                 (24)        (455)         (4)
         Extraordinary loss on extinguishment of debt                                       --        1,297          --
         Changes in operating assets and liabilities, net of effects from acquisitions of businesses:
            Accounts receivable                                                        (81,290)      10,745       7,404
            Income taxes receivable                                                      5,262       (1,533)       (806)
            Inventories                                                               (132,425)     (10,681)     30,930
            Prepaid expenses and other assets                                           (5,494)         734        (354)
            Accounts payable                                                            86,430       38,490     (15,370)
            Accrued liabilities                                                          3,399      (12,932)       (552)
--------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by (used in) operations                             (47,039)      69,869      56,853
Cash flows from investing activities:
     Additions to property, plant and equipment                                        (47,984)     (23,871)    (12,204)
     Additions to capitalized software                                                    (645)      (2,485)     (7,383)
     Proceeds from the sale of property, plant and equipment                             1,777        1,467         183
     Acquisitions, net of cash acquired                                                (38,685)    (308,877)    (70,679)
     Proceeds from the sale of marketable securities                                        --           --      11,385
--------------------------------------------------------------------------------------------------------------------------
                 Net cash used in investing activities                                 (85,537)    (333,766)    (78,698)
Cash flows from financing activities:
     Net proceeds from public offering of common shares                                113,287       93,691          --
     Proceeds from issuance of long-term debt                                           52,000      221,700      40,000
     Principal payments on long-term debt                                              (19,731)     (58,473)    (16,175)
     Repayment premium on extinguishment of debt                                            --       (1,995)         --
     Debt issuance costs                                                                (1,383)      (6,390)       (425)
     Proceeds from employee stock purchase plan                                          1,216          454          --
     Proceeds from stock options exercised                                               1,747          804         493
--------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by financing activities                             147,136      249,791      23,893
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                                           (456)         466          --
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    14,104      (13,640)      2,048
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                           9,437       23,077      21,029
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $  23,541    $   9,437    $ 23,077
--------------------------------------------------------------------------------------------------------------------------

                                                                                            Year ended December 31,
(in thousands)                                                                         2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
--------------------------------------------------------------------------------------------------------------------------
     Income taxes paid (refunded)                                                    $    (809)   $   8,195    $  8,755
--------------------------------------------------------------------------------------------------------------------------
     Interest paid                                                                   $  22,277    $   8,604    $  4,265
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies


(a) Business

Benchmark Electronics, Inc. (the Company) is a Texas corporation in the business of manufacturing electronics and provides services to original equipment manufacturers (OEMs) of telecommunication equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products, personal computers and medical devices. The Company has manufacturing operations located in the Americas, Europe and Asia.

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

(f) Goodwill and Other Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 2000 and 1999 was $24.9 million and $12.1 million, respectively. Other assets consist primarily of prepaid pension costs, capitalized software costs, which are amortized over the estimated useful life of the related software, and deferred financing costs, which are amortized over the life of the related debt. During 2000, 1999 and 1998, $0.6 million, $2.5 million and $7.4 million of software costs were capitalized in connection with the new ERP system implementation. The accumulated amortization of deferred financing costs at December 31, 2000 and 1999 was $2.1 million and $0.8 million, respectively.

(g) Impairment

In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for impairment based on the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, where an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to the asset grouping, as described immediately above, the carrying amount of the allocated goodwill is impaired (eliminated) before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

      With respect to the carrying amounts of goodwill remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, the Company assesses such carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such goodwill may not be recoverable. The Company assesses the recoverability of this goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

With respect to capitalized software costs, the Company assesses the carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of this long-lived asset may not be recoverable. Recoverability of capitalized software costs is measured by a comparison of excess future cash flows (i.e., cash flows in excess of carrying amounts of other long-lived assets, identifiable intangibles and goodwill) at a consolidated level. The measurement of impairment, if any, is based on the excess of the carrying value of the capitalized software costs over the discounted excess cash flows.

(h) Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 1.1 million, 0.9 million, and 0.5 million in 2000, 1999 and 1998, respectively, were used in the calculation of diluted earnings per share. Options to purchase 24,000, 0.3 million and 3,000 shares of common stock in 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The effect of the if-converted method for the 6% Convertible Subordinated Notes (the Notes) is antidilutive and the weighted average portion of the 2.0 million of potential common shares has not been considered in computing diluted earnings per share in 2000 and 1999.

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

(m) Fair Values of Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, accrued liabilities, accounts payable, interest rate swaps and long-term debt. The Company believes that, with the exception of the 6.5% Convertible Subordinated Notes and the interest rate swaps, the carrying value of these instruments approximate their fair value. See Note 12 and Recently Enacted Accounting Pronouncements below.

(n) Foreign Currency

For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income (expense) and totaled approximately $(1.3) million and $(1.5) million in 2000 and 1999, respectively.

(o) Derivative Financial Instruments

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

(p) Recently Enacted Accounting Pronouncements

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133." These statements establish accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results of the hedged item in the statements of operations, and requires the Company to formally document, designate and assess the effectiveness of the hedge transaction to receive hedge accounting. For derivatives designated as cash-flow hedges, changes in fair-value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Overall hedge effectiveness is measured at least quarterly. Any changes in the fair value of the derivative instrument resulting from hedge ineffectiveness, as defined by SFAS No. 133 and measured based on the cumulative changes in the fair value of the derivative instrument and the cumulative changes in the estimated future cash flows of the hedged item, are recognized immediately in earnings. The Company has designated its swap agreement as a cash flow hedge.

      Adoption of SFAS No. 133 at January 1, 2001 resulted in recognition of approximately $0.7 million of derivative liabilities on the Company's balance sheet and $0.7 million of hedging losses included in accumulated other comprehensive income as the cumulative effect of a change in accounting principle. Amounts were determined as of January 1, 2001 based on market quotes of the Company's interest rate swap agreement.

(q) Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Note 2  - Acquisitions and Dispositions

On October 2, 2000, the Company acquired substantially all of the assets and properties, net of assumed liabilities, of the MSI Division of Outreach Technologies, Inc. This operation in Manassas, Virginia was acquired for $3.5 million, as adjusted. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of the Manassas division since October 2, 2000 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $0.4 million that is being amortized on a straight-line basis over 15 years. The acquisition was allocated $1.9 million to inventories, $2.1 million to accounts receivable, $0.1 million to prepaid expenses and other current assets, $0.8 million to equipment, $1.1 million to accounts payable, $0.3 million to accrued liabilities, $0.4 million to other long-term debt and $0.4 million to goodwill.

      On September 15, 2000, the Company closed the previously announced sale of its Swedish operations for $19.6 million, as adjusted. The Swedish operations accounted for 3.7% and 3.0% of the Company's sales and 14.4% and 16.0% of its operating income for the years ended December 31, 2000 and 1999, respectively.

      On August 24, 1999, the Company completed the acquisition of all of the outstanding capital stock of AVEX from J.M. Huber Corporation (the Seller). AVEX had manufacturing plants or design centers in the United States in Huntsville, Alabama and Pulaski, Tennessee, and elsewhere in Campinas, Brazil, Csongrad, Hungary, Guadalajara, Mexico, Cork, Ireland, Singapore, East Kilbride, Scotland, and Katrineholm, Sweden. In consideration for the capital stock of AVEX, the Company paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of the Company's common stock to the Seller. The working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to the Seller. In addition, the Company paid $5.2 million in acquisition costs. In order to finance the AVEX acquisition, the Company (i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and (iii) issued $80.2 million in Notes. In connection with the AVEX acquisition, the Company borrowed $30 million under the new revolving credit facility to refinance existing debt pursuant to the Company's prior senior note indebtedness. The AVEX acquisition was accounted for using the purchase method of accounting. The acquisition resulted in goodwill of approximately $139.5 million that is being amortized on a straight-line basis over 15 years.

      The net purchase price paid in the AVEX acquisition has been allocated as follows:


(in thousands)                                       1999
--------------------------------------------------------------------------------
Working capital, other than cash                 $135,311
Property, plant and equipment                      71,295
Goodwill                                          139,517
Other assets                                        4,152
Other liabilities                                  (5,629)
Deferred income taxes                              (1,229)
Long-term debt                                     (4,457)
--------------------------------------------------------------------------------
   Purchase price, net of cash received          $338,960
--------------------------------------------------------------------------------
Net cash portion of purchase price               $302,948
Common stock issued                                36,012
--------------------------------------------------------------------------------
Purchase price, net of cash received             $338,960
--------------------------------------------------------------------------------

      On March 1, 1999, the Company acquired certain equipment and inventories from Stratus Computer Ireland (Stratus), a wholly owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $42.3 million in cash as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets, and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and the Company hired approximately 260 employees.

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

      The net purchase price paid in the LCEC transaction was allocated as follows:

(in thousands)                                       1998
--------------------------------------------------------------------------------
Working capital, other than cash                  $30,575
Property, plant and equipment                      15,905
Goodwill                                           29,536
Other liabilities                                  (3,096)
Deferred income taxes                              (2,241)
--------------------------------------------------------------------------------
   Purchase price, net of cash received           $70,679
--------------------------------------------------------------------------------

      The following unaudited pro forma condensed consolidated financial information reflects the acquisitions of AVEX as if it had occurred on January 1 of each year, and the acquisition of LCEC as if it had occurred on January 1, 1998. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisitions of AVEX and LCEC in fact occurred on those dates, and is not intended to project the Company's results of operations for any future period or date.

(in thousands, except per share data)   1999         1998
--------------------------------------------------------------------------------
Net sales                         $1,518,013    1,389,380
Gross profit                          75,510       33,729
Income (loss) from operations          4,054      (45,951)
Income (loss) before
   extraordinary item                (12,255)     (46,262)
Extraordinary item - loss on
   extinguishment of debt             (1,297)          --
Net loss                             (13,552)     (46,262)
Earnings (loss) per share:
      Basic and diluted:
         Income (loss) before
            extraordinary item        $(0.80)       (3.31)
         Extraordinary item            (0.08)          --
--------------------------------------------------------------------------------
         Net income (loss)            $(0.88)       (3.31)
--------------------------------------------------------------------------------
Weighted average number of
   shares outstanding:
      Basic                           15,387       13,990
      Diluted                         15,387       13,990

Note 3 - Inventories

Inventory costs are summarized as follows:

                                            December 31,
(in thousands)                           2000       1999
--------------------------------------------------------------------------------
Raw materials                          $273,758   191,952
Work in process                          64,727    27,658
Finished goods                           16,204    14,944
Obsolescence reserve                     (8,226)  (20,000)
--------------------------------------------------------------------------------
                                       $346,463   214,554
--------------------------------------------------------------------------------

Note 4 - Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                            December 31,
(in thousands)                           2000       1999
--------------------------------------------------------------------------------
Land                                   $  2,709     2,911
Buildings                                23,317    24,776
Machinery and equipment                 155,637   132,868
Furniture and fixtures                   11,302    11,041
Vehicles                                    377       286
Leasehold improvements                    9,062     3,394
Construction in progress                     --       498
--------------------------------------------------------------------------------
                                       $202,404   175,774
--------------------------------------------------------------------------------

Note 5 - Borrowing Facilities

Other long-term debt consists of the following:

                                            December 31,
(in thousands)                           2000       1999
--------------------------------------------------------------------------------
Term loan                               $81,000    97,000
Capital lease obligations                 6,250        --
Other                                       119     3,295
--------------------------------------------------------------------------------
   Total other long-term debt            87,369   100,295
Less current installments                20,275    19,184
--------------------------------------------------------------------------------
Other long-term debt                    $67,094    81,111
--------------------------------------------------------------------------------

      In order to finance the acquisition of AVEX, the Company obtained $100 million through borrowings under a five-year term loan (the Term Loan) through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $18 million in 2001, $20 million in 2002, $22 million in 2003 and $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. As of December 31, 2000, the Company had $81 million outstanding under the Term Loan, bearing interest at rates ranging from 9.38% to 9.52%.

      In connection with the financing of the acquisition of AVEX, the Company prepaid its outstanding 8.02% Senior Note (the Senior Note) due 2006. An extraordinary loss of $1.3 million (net of income tax benefit of $0.7 million) was incurred as a result of the early extinguishment of the Senior Note.

      The Company has a $175 million revolving line of credit facility (the Revolving Credit Facility) with a commercial bank. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $175 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is pay-able quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 2000, the Company had $93.5 million outstanding under the Revolving Credit Facility, bearing interest at 11.0%, $4.9 million outstanding letters of credit and $76.6 million was available for future borrowings.

      The Term Loan and the Revolving Credit Facility (collectively the Facility) are secured by the Company's U.S. domestic inventory and accounts receivable, 100% of the stock of the Company's U.S. domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its U.S. domestic subsidiaries. The Facility contains customary financial covenants and restricts the ability of the Company to incur additional debt, pay dividends, sell assets, and to merge or consolidate with other persons, without the consent of the bank.

      In August 1999, the Company issued $80.2 million principal amount of 6% Convertible Subordinated Notes due August 15, 2006 (the Notes). The indenture relating to the Notes contains affirmative and negative covenants, including covenants restricting the Company's ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control of the Company (as defined in the indenture relating to the Notes), each holder of Notes will have the right to require the Company to repurchase all or part of the holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest.

      The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of the Company's common stock at an initial conversion price of $40.20 per share, subject to adjustment in certain events. The Notes are convertible into a total of 1,995,000 shares of the Company's common stock. Interest is payable February 15 and August 15 each year.

      The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2000 are as follows: 2001, $20.3 million; 2002, $22.2 million; 2003, $23.8 million; and 2004, $114.5 million.

      The Company currently has an interest rate swap transaction agreement for a notional amount of $40.5 million under which it pays a fixed rate of interest of 6.63%, plus 1.25% to 3.00% based upon its debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap is based on LIBOR. The interest rate swap expires in the year 2003.

Note 6 - Commitments

The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire at various times through 2020. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended December 31, 2000 was $11.7 million, $3.9 million and $2.5 million, respectively.

      The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2000, 1999 and 1998.

      In connection with the acquisition of AVEX, the Company assumed prepaid operating leases of manufacturing equipment with initial terms of three years that expire through 2001. The lease expense associated with these leases for the periods ended December 31, 2000 and 1999 was $2.4 million and $1.5 million, respectively.

      Aggregate annual rental payments on future operating lease commitments are as follows:

December 31,                                 (in thousands)
--------------------------------------------------------------------------------
2001                                               $9,126
2002                                                7,694
2003                                                6,026
2004                                                3,780
2005                                                2,954
Thereafter                                         16,075
--------------------------------------------------------------------------------
Total                                             $45,655

      The Company enters into contractual commitments to deliver products and services in the ordinary course of business. The Company believes that all such contractual commitments will be met or renegotiated such that no material adverse financial impact on the Company's financial position, results of operations or liquidity will result from these commitments.

Note 7 - Common Stock and Stock Option Plans

During 2000 and 1999, the Company issued 3.2 million and 3.5 million shares of common stock, respectively, in public offerings for net proceeds of $113.3 million and $93.7 million, respectively.

      In 1990, the Company adopted and its shareholders approved a Stock Option Plan (the 1990 Plan) for the benefit of its employees, including executive officers. The 1990 Plan authorized the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 3.2 million shares of the Company's common stock to key employees of the Company. The 1990 Plan expired in May 2000, and no additional grants may be made under that plan.

      The 1990 Plan provided for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The stock options will terminate no later than 10 years after the date of grant. Although options may vest in increments over time, they historically have become 20% vested two years after the options are granted and 100% vested after 5 years.

      On February 16, 2000 the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. 2000 Stock Awards Plan (the 2000 Plan). The 2000 Plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant a variety of types of awards, including stock options, restricted stock awards, stock appreciation rights, performance awards, and phantom stock awards, or any combination thereof, to key employees of the Company. The maximum number of shares of common stock that may be subject to outstanding awards determined immediately after the grant of any award, and the maximum number of shares which may be issued under the 2000 Plan pursuant to all awards, may not exceed 2.0 million shares (subject to antidilutive adjustment).

      The 2000 Plan provides for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. Incentive stock options may only be granted to employees of the Company or its subsidiaries. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The exercise price of any incentive stock option granted to 10% shareholders (employees who possess more than 10% of the total combined voting power of all classes of shares of the Company) must be at least 110% of the fair market value of the common stock at the time such option is granted. The stock options will terminate 5 years after the grant date for 10% shareholders and 10 years after the date of grant for all other optionees. Options granted under the 2000 Plan vest over 4 years.

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

      Under the terms of the Plan, as amended, each member of the Board of Directors of the Company or its affiliates who was not an employee of the Company or any of its affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 6,000 shares of the Company's common stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of common stock for the fiscal year in which the Plan was adopted by the Board of Directors and (b) an option to purchase shares of common stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 2000, 1999 and 1998, pursuant to the Plan, 24,000, 12,000 and 12,000 options, respectively, were granted to Directors to purchase shares of common stock at an exercise price of $36.88, $32.13 and $21.38 per share, respectively.

      In April, 1999, the Board of Directors adopted the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to the lesser of 17% of qualified compensation or $25,000. As of December 31, 2000, 413,654 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 2000 and 1999 was $7.93 and $7.22, respectively.

      The following table summarizes the activities relating to the Company's stock option plans:

                                                  Weighted
                                                   Average
                                      Number of   Exercise
(options in thousands)                  Options      Price
--------------------------------------------------------------------------------
Balance at December 31, 1997              1,590     $14.11
   Granted                                  653     $20.99
   Exercised                                (54)     $9.18
   Canceled                                 (80)    $17.94
--------------------------------------------------------------------------------
Balance at December 31, 1998              2,109     $16.22
   Granted                                  715     $31.01
   Exercised                                (65)    $12.20
   Canceled                                (146)    $24.09
--------------------------------------------------------------------------------
Balance at December 31, 1999              2,613     $19.93
   Granted                                  471     $24.47
   Exercised                               (127)    $13.79
   Canceled                                (214)    $27.29
--------------------------------------------------------------------------------
Balance at December 31, 2000              2,743     $20.44
--------------------------------------------------------------------------------

      The following table summarizes information concerning currently outstanding and exercisable options:

(options in thousands)

                          Options Outstanding    Options Exercisable

                           Weighted
                            Average      Weighted                 Weighted
Range of                  Outstanding    Average                  Average
Exercise      Number      Contractual    Exercise     Number      Exercise
Prices      Outstanding   Life (years)    Price     Exercisable    Price
--------------------------------------------------------------------------------
$4.38-$10        150          2.18         $7.43         150        $7.43
$10-$15          709          4.98        $13.13         565       $12.84
$15-$20          734          7.36        $17.57         191       $16.49
$20-$25          325          7.06        $22.12          75       $22.03
$25-$30          277          7.53        $28.31          60       $26.50
$30-$35          524          8.39        $32.12          12       $32.13
$35-$40           24          8.33        $36.88          24       $36.88
                  --                                      --
               2,743                                   1,077
               -----                                   -----

      At December 31, 2000, the range of exercise prices and weighted average remaining contractual life of outstanding options was $4.38 - $36.88 and 6.79 years, respectively.

      At December 31, 2000, 1999 and 1998, the number of options exercisable was
1.1 million, 0.8 million and 0.6 million, respectively, and the weighted average exercise price of those options was $14.89, $12.86 and $11.51, respectively.

      The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $15.0 million, or $0.80 per share diluted during 2000, $7.9 million, or $0.53 per share diluted during 1999, and $13.9 million, or $1.15 per share diluted during 1998. The weighted average fair value of the options granted during 2000, 1999, and 1998 is estimated as $6.65, $9.06 and $6.41, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield for all years, volatility of 50% for 2000, 50% for 1999 and 30% for 1998, risk-free interest rate of 6.12% to 6.72% in 2000, 4.46% to 5.83% in 1999, and 4.33% to 5.86% in 1998, assumed annual forfeiture rate of 20% for 2000, 16% for 1999 and 5% for 1998, and an expected life of 4 years for all years.

Note 8 - Income Taxes

      Income tax expense (benefit) based on income before income taxes and extraordinary item consists of:

                                 Year ended December 31,
(in thousands)                    2000     1999      1998
--------------------------------------------------------------------------------
Current:
   U.S. Federal                 $(1,480)  1,855     7,012
   State and local                  178     908       937
   Foreign                        5,311   2,260        --
--------------------------------------------------------------------------------
                                  4,009   5,023     7,949
Deferred:
   U.S. Federal                   2,332   1,146     2,305
   State and local                  269      --        --
   Foreign                          605    (305)       --
--------------------------------------------------------------------------------
                                  3,206     841     2,305
Charges in lieu of taxes:
   Attributable to employee
     stock plans                    954     322       264
   Attributable to acquired
     net operating loss
     carryforwards                  360     819        --
--------------------------------------------------------------------------------
                                  1,314   1,141       264
--------------------------------------------------------------------------------
                                 $8,529   7,005    10,518
--------------------------------------------------------------------------------

      Total income tax expense for 1999 is $6.3 million including the $0.7 million benefit allocated to the extraordinary loss.

      Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to income before income tax and extraordinary item as a result of the following:

                                 Year ended December 31,

(in thousands)                    2000     1999      1998
--------------------------------------------------------------------------------
Tax at statutory rate            $9,950   7,097     9,412
State taxes,
   net of federal benefit           467     590       609
Tax exempt interest                  --    (208)     (165)
Tax benefit from use of
   foreign sales corporation     (1,386)   (341)     (350)
Effect of foreign operations     (2,554) (1,616)      132
Amortization of goodwill          2,032   1,481     1,123
Other                                20       2      (243)
--------------------------------------------------------------------------------
Total income tax expense         $8,529   7,005    10,518
--------------------------------------------------------------------------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                            December 31,
(in thousands)                           2000       1999
--------------------------------------------------------------------------------
Deferred tax assets:
   Carrying values of inventories       $1,607        946
   Accrued liabilities deductible
      for tax purposes on a cash basis   1,528      1,388
   Net operating loss carryforwards      5,710      5,079
--------------------------------------------------------------------------------
                                         8,845      7,413
Less valuation allowance                (5,710)    (5,079)
--------------------------------------------------------------------------------
   Net deferred tax assets               3,135      2,334
Deferred tax liabilities:
   Plant and equipment, due to
      differences in depreciation       (7,557)    (5,548)
   Other                                (2,115)      (117)
--------------------------------------------------------------------------------
Gross deferred tax liability            (9,672)    (5,665)
--------------------------------------------------------------------------------
   Net deferred tax liability          $(6,537)    (3,331)
--------------------------------------------------------------------------------

      The valuation allowance for deferred tax assets as of January 1, 1999 was zero. The net change in the total valuation allowance for the years ended December 31, 2000 and 1999 was an increase of $0.1 million and $5.1 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2000. At December 31, 2000, the Company had operating loss carryforwards of approximately $15.7 million and $4.8 million in Singapore and Brazil, respectively, with indefinite carryforward periods. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. Tax benefits of approximately $5.7 million that are realized in the future from the utilization of these carryforwards will be reported as a reduction of goodwill.

      Worldwide income before income taxes and extraordinary item consisted of the following:

                                 Year ended December 31,
(in thousands)                   2000      1999      1998
--------------------------------------------------------------------------------
United States                  $  1,656  10,294    27,336
Foreign                          26,774   9,982      (446)
--------------------------------------------------------------------------------
                                $28,430  20,276    26,890
--------------------------------------------------------------------------------

      Cumulative undistributed earnings of the foreign subsidiaries amounted to $40.3 million as of December 31, 2000. The Company considers earnings from its foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, such distributed earnings would be reportable for U.S. income tax purposes (subject to adjustment for foreign tax credits). The Company's manufacturing operations in Ireland are subject to a 10% tax rate through December 2010. Thereafter, the applicable statutory tax rate will be 12.5%. As a result of these reduced rates, income tax expense for the years ended December 31, 2000 and 1999 is approximately $1.2 million (approximately $0.06 per share diluted) and $1.0 million (approximately $0.07 per share diluted), respectively, lower than the amount computed by applying the statutory tax rates (24% in 2000 and 28% in 1999).

Note 9 - Major Customers

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

      Sales to major customers were as follows for the indicated periods:

                              Year ended December 31,
(in thousands)              2000        1999       1998
--------------------------------------------------------------------------------
Customer A                $270,901     143,173    148,674
Customer B                 171,178     153,694     58,424
Customer C                 140,597      46,776         --
Customer D                 118,224      27,135         --

Note 10 - Segment and Geographic Information

The Company has 16 manufacturing facilities in the Americas, Europe, and Asia regions to serve its customers. The Company is operated and managed geographically. The Company's management evaluates performance and allocates the Company's resources on a geographic basis. Intersegment sales, primarily constituting sales from the Americas to Europe, are generally recorded at prices that approximate arm's length transactions. Operating segments' measure of profitability is based on income from operations (prior to amortization of goodwill and unallocated corporate expenses). Certain corporate expenses, including items such as insurance and software licensing costs, are allocated to these operating segments and are included for performance evaluation. Amortization expense associated with capitalized software costs is allocated to these operating segments, but the related assets are not allocated. Amortization expense associated with goodwill is not allocated to the results of operations in analyzing segments, but the related balances are allocated to the segments. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole. Beginning in 1999, the Company had three reportable operating segments: the Americas, Europe, and Asia. Prior to the acquisitions in 1999, all of the Company's operations were in the Americas region.

Information about operating segments was as follows:

                                          December 31,
(in thousands)                           2000      1999
--------------------------------------------------------------------------------
Net sales:
   Americas                          $1,631,317   724,963
   Europe                               304,002   219,393
   Asia                                  38,793    14,393
   Elimination of intersegment sales   (269,188)  (80,910)
--------------------------------------------------------------------------------
                                     $1,704,924   877,839
--------------------------------------------------------------------------------
Depreciation and amortization:
   Americas                          $   31,496    19,222
   Europe                                 7,617     5,180
   Asia                                     728       235
   Corporate - goodwill                  12,841     6,430
--------------------------------------------------------------------------------
                                     $   52,682    31,067
--------------------------------------------------------------------------------
Income from operations:
   Americas                          $   51,580    26,140
   Europe                                19,085    11,040
   Asia                                   3,138       826
   Corporate and intersegment
      eliminations                      (20,408)   (9,383)
--------------------------------------------------------------------------------
                                     $   53,395    28,623
--------------------------------------------------------------------------------
Capital expenditures:
   Americas                          $   42,179    20,364
   Europe                                 5,175     3,347
   Asia                                     630       160
--------------------------------------------------------------------------------
                                     $   47,984    23,871
--------------------------------------------------------------------------------
Total assets:
   Americas                          $  812,882   572,904
   Europe                               143,265   146,004
   Asia                                  16,537    20,026
   Corporate                             18,537    21,904
--------------------------------------------------------------------------------
                                     $  991,221   760,838
--------------------------------------------------------------------------------

      Corporate assets consist primarily of capitalized software costs and debt financing costs.

      The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

                                          December 31,
(in thousands)                           2000      1999
-------------------------------------------------------------------------------
Net sales derived from:
   Printed circuit boards            $1,548,218   756,552
   Systems integration and
      box build                         156,706   121,287
-------------------------------------------------------------------------------
                                     $1,704,924   877,839
-------------------------------------------------------------------------------
Geographic net sales:
   United States                     $1,301,823   659,134
   Europe                               292,692   168,193
   Asia and other                       110,409    50,512
-------------------------------------------------------------------------------
                                     $1,704,924   877,839
-------------------------------------------------------------------------------
Long-lived assets:
   United States                    $   108,415    93,805
   Europe                                18,539    24,538
   Asia and other                        28,582    21,874
-------------------------------------------------------------------------------
                                    $   155,536   140,217
-------------------------------------------------------------------------------

Note 11 - Employee Benefit Plans

The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant's contribution. The Company may also make discretionary contributions to the plans. During 2000, 1999 and 1998 the Company made contributions to the plans of approximately $2.2 million, $1.7 million and $0.4 million, respectively.

      The Company has incentive bonus plans for the benefit of its employees, including executive officers. These incentive bonus plans replaced the Company's Incentive Bonus Plan, which was adopted in 1992. The total amount of cash bonus awards to be made under these incentive bonus plans for any period depends primarily on the Company's earnings before income tax for that period.

      For any plan period, the Company's earnings before income tax must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company, or the Company's division or subsidiary, in its business plan, as established at the beginning of each plan period, for any bonus awards to be made. The Compensation Committee of the Company's Board of Directors has the authority to determine the total amount of bonus awards, if any, to be made to the Company's corporate employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $4.1 million in 2000 and $1.4 million in 1998 in conjunction with these incentive bonus plans. No bonus amounts were accrued or expensed in 1999.

Note 12 - Financial Instruments

The carrying values and estimated fair values of financial instruments, including derivative financial instruments were as follows:

                                                        December 31, 2000   December 31, 1999
-----------------------------------------------------------------------------------------------
                                                        Carrying    Fair    Carrying    Fair
(in thousands)                                           Amount    Value     Amount    Value
-----------------------------------------------------------------------------------------------
Liabilities:
  Other long-term debt, excluding current installments   $67,094   67,551    81,111    81,111
  Revolving credit facility                               93,500   93,500    41,500    41,500
  Convertible subordinated notes                          80,200   70,408    80,200    62,255

Derivative and off-balance-sheet instruments:
  Interest rate swap                                          --     (667)       --        --

      The Company used market quotes to estimate the fair value of its financial instruments. The carrying amounts of cash equivalents, accounts receivable, accrued liabilities, accounts payable and current installments of other long-term debt approximate fair value.

Note 13 - Concentrations of Business Risk

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

Note 14 - Contingencies

On October 18, 1999, the Company announced that its third quarter earnings announcement would be delayed and subsequently, on October 22, the Company announced its earnings for the third quarter were below the level of the same periods during 1998 and were below expectations. Several class action lawsuits were filed in federal district court in Houston, Texas against the Company and two of its officers and directors alleging violations of the federal securities laws. These lawsuits were consolidated in February 2000. The lawsuits seek to recover unspecified damages. The Company denies the allegations in the lawsuits, however, and further denies that such allegations provide a basis for recovery of damages as the Company believes that it has made all required disclosures on a timely basis. Management is vigorously defending against these actions. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

      The Company filed suit against Seller in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby the Company acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that the Company failed to comply with certain obligations under the contract requiring the Company to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with the Company's suit in the United States District Court for the Southern District of Texas. The Company intends to vigorously pursue its claims against Seller and defend against Seller's allegations. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

During the second quarter of 2000, the Company, along with numerous other companies, was named as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation (the Foundation). The lawsuit alleges that the Company has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines the Company has purchased. On November 11, 2000, the Company filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgment Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. The Company continues to explore any indemnity or similar rights the Company may have against manufacturers of the machines or other third parties. The Company intends to vigorously defend against such claim and pursue all rights it has against third parties. At the present time, the

Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

      The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Independent Auditors' Report

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

      We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas
February 7, 2001


Management's Report

      The management of Benchmark Electronics, Inc. has prepared and is responsible for the consolidated financial statements and related financial data contained in this report. The consolidated financial statements were pre-pared in accordance with accounting principles generally accepted in the United States of America and necessarily include certain amounts based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

      The Company maintains internal accounting control systems that are adequate to prepare financial records and to provide reasonable assurance that the assets are safe-guarded from loss or unauthorized use. We believe these systems are effective, and the cost of the systems does not exceed the benefits obtained.

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

      The role of independent public accountants is to render a professional, independent opinion on management's financial statements to the extent required by generally accepted auditing standards in the United States of America. Benchmark's responsibility is to conduct its affairs according to the highest standards of personal and corporate conduct.

Donald E. Nigbor                        Cary T. Fu
President & Chief Executive Officer     Executive Vice President

Corporate Information

Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 2000, 1999 and 1998. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

                                                                            2000 Quarter
(in thousands, except per share data)                          1st         2nd        3rd         4th
----------------------------------------------------------------------------------------------------------------
Sales                                                        $349,155    406,572    459,940    489,658
Gross profit                                                   23,646     29,704     33,900     36,857
Net income                                                      1,977      3,605      6,236      8,081
Earnings per common share:
  Basic                                                          0.12       0.22       0.34       0.41
  Diluted                                                        0.12       0.21       0.32       0.40

                                                                            1999 Quarter
                                                               1st         2nd        3rd         4th
----------------------------------------------------------------------------------------------------------------
Sales                                                        $146,546    162,621    229,870    338,802
Gross profit                                                   14,690     16,854     13,764     22,222
Income before extraordinary item                                5,037      5,605      1,336      1,293
Extraordinary item- loss on extinguishment of debt                 --         --     (1,297)        --
Net income                                                      5,037      5,605         39      1,293
Earnings per common share:
  Basic                                                          0.43       0.44       0.00       0.08
  Diluted                                                        0.40       0.41       0.00       0.08

                                                                            1998 Quarter
                                                               1st         2nd        3rd         4th
----------------------------------------------------------------------------------------------------------------
Sales                                                        $108,046    132,636    139,645    143,738
Gross profit                                                   10,905     12,681     13,545     14,580
Net income                                                      3,742      3,735      4,182      4,713
Earnings per common share:
  Basic                                                          0.32       0.32       0.36       0.41
  Diluted                                                        0.31       0.32       0.35       0.38

Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated.

                                                                              Quarter
                                                               1st         2nd        3rd         4th
----------------------------------------------------------------------------------------------------------------
1999
High                                                         $38.8750    35.9375    43.8125    37.8750
Low                                                          $26.8750    27.1250    31.3125    12.0000

2000
High                                                         $39.3125    42.5000     64.1875    54.5000
Low                                                          $17.8125    31.6250     36.5625    19.6875

2001 (through March 23, 2001)
High                                                         $34.4500
Low                                                          $18.5625

      The last reported sale price of Common Stock on March 23, 2001, as reported by the New York Stock Exchange, was $23.25. There were approximately 118 record holders of Common Stock as of March 23, 2001.

      The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

Selected Financial Data

Benchmark Electronics, Inc. and Subsidiaries

                                                                      Year ended December 31,
(in thousands, except per share data)                      2000           1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Selected Statements of Income Data (1)
Sales                                                  $ 1,704,924      $877,839      $524,065      $325,229      $201,296
Cost of sales                                            1,580,817       810,309       472,354       285,630       177,981
------------------------------------------------------------------------------------------------------------------------------------
      Gross profit                                         124,107        67,530        51,711        39,599        23,315
Selling, general and administrative expenses                57,871        32,477        17,680        12,817         7,228
Amortization of goodwill                                    12,841         6,430         3,311         1,670           696
------------------------------------------------------------------------------------------------------------------------------------
      Income from operations                                53,395        28,623        30,720        25,112        15,391
Interest expense                                           (24,396)       (9,696)       (4,394)       (2,472)       (1,442)
Interest income                                                770           605           479         1,163           442
Other income                                                (1,339)          744            85           149            92
Income tax expense                                          (8,529)       (7,005)      (10,518)       (8,862)       (5,619)
------------------------------------------------------------------------------------------------------------------------------------
      Income before extraordinary item                      19,901        13,271        16,372        15,090         8,864
Extraordinary item - loss on extinguishment of debt             --        (1,297)           --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                             $    19,901      $ 11,974      $ 16,372      $ 15,090      $  8,864
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share (2)
      Basic:
         Income before extraordinary item                    $1.13         $0.94         $1.41         $1.31         $0.99
         Extraordinary item                                     --         (0.09)           --            --            --
------------------------------------------------------------------------------------------------------------------------------------
         Earnings per share (2)                              $1.13         $0.85         $1.41         $1.31         $0.99
------------------------------------------------------------------------------------------------------------------------------------
      Diluted:
         Income before extraordinary item                    $1.06         $0.88         $1.35         $1.26         $0.96
         Extraordinary item                                     --         (0.08)           --            --            --
------------------------------------------------------------------------------------------------------------------------------------
         Earnings per share (2)                              $1.06         $0.80         $1.35         $1.26         $0.96
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding
      Basic                                                 17,578        14,081        11,594        11,508         8,976
      Diluted                                               18,718        15,010        12,098        12,004         9,218
------------------------------------------------------------------------------------------------------------------------------------

Ratio of earnings to fixed charges                           2.00x         2.74x         6.03x         9.03x         9.16x

                                                                                    December 31,
(in thousands)                                             2000           1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Data
Working capital                                        $   347,318      $177,926      $ 86,265      $ 87,879      $ 72,586
Total assets                                               991,221       760,838       241,896       190,322       168,174
Total debt                                                 261,069       221,995        54,311        30,485        30,724



Shareholders' equity                                   $   411,945      $281,935      $138,001      $120,872      $104,999

(1) See Note 2 of Notes to Consolidated Financial Statements for discussion of acquisitions and disposition.

(2) See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings per common share.

Corporate and Shareholder Data

Officers
Donald E. Nigbor (1)
President and
Chief Executive Officer

Steven A. Barton (2)
Executive Vice President

Cary T. Fu (1)
Executive Vice President

Lenora A. Gurton
Secretary

Gayla J. Delly (1)
Vice President Finance
and Treasurer

Christopher Nawrocki
Vice President
Strategic Development

Legal Counsel
Bracewell & Patterson, L.L.P.
Houston, Texas

Independent Auditors
KPMG LLP
Houston, Texas

Directors
David H. Arnold (3)(4)
Retired - Former President
EMD Associates, Inc.
Winona, Minnesota
(Acquired by BHE, 1996)

John C. Custer (3)(4)
Retired - Former Chairman of the Board
Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

Gerald W. Bodzy (3)
Independent Consultant
Houston, Texas
(Investment banking)

Peter G. Dorflinger (3) (4)

President
GlasTech, Inc.
Austin, Texas
(Dental products manufacturer)

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

(1) Executive Officer
(2) Part-time since June 1993
(3) Member of Audit Committee
(4) Member of Compensation Committee

Notices

Stock Transfer Agent and Registrar

Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:

   Computershare Investor Services, LLC
   2 North LaSalle Street
   Chicago, IL 60602
   312/588-4283.

Stock Trading

The common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K

Benchmark will provide a copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission, without charge upon written request to:

   Gayla J. Delly
   Vice President Finance
   Benchmark Electronics, Inc.
   3000 Technology Drive
   Angleton, TX 77515.

Financial Mailing List

Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting

Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 15, 2001, at the

   Hyatt Regency Houston
   1200 Louisiana Street
   Houston, Texas.

This annual report is printed on recycled paper.

(Logo)

3000 Technology Drive, Angleton, Texas 77515, (979) 849,6550, www.bench.com