Form 10-K405, Exhibit 13
period 2001-12-31
BENCHMARK ELECTRONICS INC
filed 2002-03-19
CIK 863436

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this report to "the Company", "Benchmark", "we", or "us" mean Benchmark Electronics, Inc. together with its subsidiaries. The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions, including those discussed under the heading Risk Factors below. The future results of our operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

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

On August 24, 1999, we acquired AVEX Electronics, Inc. As consideration for the acquisition, we paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of our common stock. The working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to the seller. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of AVEX since August 24, 1999 have been included in our financial statements. The acquisition resulted in goodwill of approximately $139.5 million, which is being amortized on a straight line basis over 15 years. In order to finance the AVEX acquisition, we (i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and
(iii) issued $80.2 million in convertible subordinated debt. In connection with the AVEX acquisition, we borrowed $30 million under the new revolving credit facility to refinance our prior senior indebtedness. Disputes have arisen between us and the seller relating to the AVEX acquisition resulting in legal proceedings between the parties over the transaction. See RISK FACTORS.

On March 1, 1999, we acquired certain assets from Stratus, a wholly-owned subsidiary of Ascend Communications, Inc. for approximately $42.3 million in cash, as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, we entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and we hired approximately 260 employees. This agreement is under negotiation for renewal and extension.

Recently adopted accounting principles will change the way we account for amortization of goodwill by requiring us to no longer amortize goodwill effective January 1, 2002. We will also be required to test goodwill for impairment at least annually. We are currently reviewing this statement to determine the impact its adoption will have on our financial position, results of operations and cash flow. See Notes 1 and 2 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table presents the percentage relationship that certain items in our Consolidated Statements of Income (Loss) bear to sales for the periods indicated. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                          Percentage of Sales
                                                         Year ended December 31,
                                                     2001         2000         1999
                                                    ------       ------       ------
Sales                                               100.0%       100.0%       100.0%
Cost of sales                                        92.7         92.7         92.3
                                                    -----        -----        -----
   Gross profit                                       7.3          7.3          7.7
Selling, general and administrative expenses          4.3          3.4          3.7
Restructuring charges                                  .6           --           --
Asset write-offs                                      4.8           --           --
Amortization of goodwill                              1.0           .8           .7
                                                    -----        -----        -----
   Income (loss) from operations                     (3.4)         3.1          3.3
Other income (expense)                               (1.2)        (1.4)        (1.0)
                                                    -----        -----        -----
   Income (loss) before income taxes
   and extraordinary item                            (4.6)         1.7          2.3
Income tax benefit (expense)                           .3          (.5)         (.8)
   Income (loss) before extraordinary item           (4.3)         1.2          1.5
                                                    -----        -----        -----
Extraordinary item - loss on extinguishment
   of debt, net of tax                                 --           --           .1
                                                    -----        -----        -----
   Net income (loss)                                 (4.3)%        1.2%         1.4%
                                                    =====        =====        =====

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Sales

Sales in 2001 decreased $428.0 million, or 25.1%, as compared to 2000 sales, primarily as a result of recent unfavorable economic conditions and a decline in demand due to the downturn experienced by the electronics industry. Of this net decrease, there is a 14.8% decrease resulting from the sale of the Swedish operations, a 23.5% increase attributable to the operation of the new facilities added during the fourth quarter of 2000 and an approximately 108.7% net decrease in sales volume resulting from the continued slowdown in the technology marketplace.

We have 14 manufacturing facilities in the Americas, Europe and Asia to serve our customers. We are operated and managed geographically. See Note 11 to the Consolidated Financial Statements. Our facilities in the Americas provided 84.6% and 84.1% of net sales, respectively, during 2001 and 2000. Our Americas region includes facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Manassas, Virginia and Winona, Minnesota. There are two facilities in Huntsville, Alabama
- a systems integration facility opened during 2000 and the PCB facility acquired from AVEX in 1999. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale. Our facilities in Europe provided 13.3% and 13.8% of net sales, respectively, during 2001 and 2000. Our Europe region includes facilities in Cork, Ireland, Dublin, Ireland and East Kilbride, Scotland. Our facilities in Asia provided 2.1% of our net sales during 2001 and 2000. There are two facilities in Singapore - a systems integration facility opened at the end of 2000 and the PCB facility acquired from AVEX in 1999. We are currently in the process of combining the two facilities in Singapore into one site.

As a result of our international sales and facilities, our operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on our results of operations through December 31, 2001. However, we cannot assure you that there will not be an adverse impact in the future. See RISK FACTORS for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency and for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad.

A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2001, our three largest customers accounted for approximately 44.9% of our sales, and our largest customer accounted for approximately 21.9% of sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us. Recently our customers have experienced a decline in demand for their products, which has had an adverse effect on our results of operations. See Note 10 to the Consolidated Financial Statements.

During 2001 and 2000, 23.3% and 28.5% of our sales were from our international operations. The decrease in the percentage of international sales for 2001 as compared to 2000 primarily reflects the sale of the Swedish operations in September 2000 partially offset by additional sales resulting from the operation of the new systems integration facility in Singapore opened at the end of 2000.

We had a year-end backlog of approximately $855.1 million at December 31, 2001, as compared to the 2000 year-end backlog of $1,600.4 million. Although we expect to fill substantially all of our backlog during 2002, at December 31, 2001 we do not have long-term agreements with all of our customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

Americas

Sales in the Americas during 2001 decreased $353.1 million compared to 2000 as a result of recent unfavorable economic conditions and a decline in demand due to the downturn experienced by the electronics industry. Of this net decrease, there is a 23.3% increase attributable to the operation of the systems integration facility in Huntsville, Alabama added during the fourth quarter of 2000, approximately 3.1% was attributable to the acquisition of the Manassas, Virginia facility and an approximately 126.4% resulted from a net decrease in sales volume. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale.

Europe

Sales in Europe during 2001 decreased $64.8 million compared to 2000 due primarily to the sale of the Swedish operations in September 2000 (representing approximately 97.7% of this net decrease). The remaining 2.3% of the decrease in sales resulted from decreases in sales volume.

In connection with the AVEX acquisition, we acquired operations in Sweden. On September 15, 2000, we closed the previously announced sale of our Swedish operations for $19.6 million. The Swedish operations accounted for 3.7% of our sales and 14.4% of our operating income for the year ended December 31, 2000. On a pro forma basis, after giving effect to the disposition of the Swedish operations as if it had occurred on January 1, 2000, our income before income taxes and extraordinary item for the year ended December 31, 2000 would have been $21.7 million.

Asia

Sales in Asia during 2001 decreased by $10.1 million compared to 2000. This decrease in sales was partially offset by additional sales resulting from the operation of the new systems integration facility in Singapore opened at the end of 2000.

Gross Profit

Gross profit decreased 24.7% to $93.5 million for 2001 from $124.1 million in 2000. Gross profit as a percentage of sales remained consistent at 7.3% for both years. The decrease in gross profit was a result of the combined effect of the operation of new facilities added during the fourth quarter of 2000, the sale of the Swedish operations, fluctuations in capacity utilization, lower sales volumes, changes in product mix, favorable component market conditions, cost reductions, and efforts to integrate recent acquisitions. The combined effect of these factors, which are continually changing and are interrelated, make it impracticable to determine with precision the separate effect of each factor. We expect that a number of high volume programs serving customers in price sensitive markets will remain subject to competitive restraints on the margin that may be realized from these programs and that these restraints will exert downward pressure on our margins in the near future. For the foreseeable future, our gross margin is expected to depend primarily on the length and severity of the general slowdown in the technology marketplaces, facility utilization, product mix, start-up of new programs, pricing within the electronics industry, and the integration of acquisitions. The gross margins at each facility and for Benchmark as a whole are expected to continue to fluctuate. Increases in start-up costs associated with new programs and pricing within the electronics industry also could adversely impact our gross margin.

The 2001 and 2000 gross profit reflects charges related to the write down of inventory. In 2001 and 2000, $7.6 million and $3.7 million of inventory was written down, respectively. These charges related to inventory written down to lower of cost (principally first-in, first-out method), or market, raw materials held specific to customers who were no longer in business, and changes in customer demand for inventory that resulted in excess quantities on hand. Inventory is procured by us based on specific customer orders. Correspondingly, customer modifications to orders for inventory previously procured by us (e.g. cancellations as well as inventory that is highly customized and therefore not available for use by other customers) resulted in excess and obsolete inventory for the related customers that could not be recovered through put back to vendors or the specific customer concerned.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2001 decreased $3.5 million, or 6.0%, from 2000 to $54.4 million in 2001. The decrease in selling, general and administrative expenses reflects the impact of on-going efforts to manage operating expenses in response to the current business environment, offset by additional administrative expenses resulting from the acquisition of the Manassas, Virginia facility and the opening of additional facilities during the fourth quarter of 2000. We anticipate selling, general and administrative expenses will increase in absolute dollars in the future as we continue to develop the infrastructure necessary to support our current and prospective business.

The charge to operations for bad debt allowance was $2.6 million for 2001 as compared to $0.9 million in 2000.

Restructuring Charges and Asset Write-offs

During 2001, we recorded restructuring charges of approximately $7.6 million ($5.3 million after-tax). These charges related to reductions in our cost structure, including reductions in force and included costs resulting from payment of employee severance, consolidation of facilities and abandonment of leased equipment. These restructuring costs included severance costs of approximately $6.6 million and losses from lease commitments of $1.0 million. Cash paid for severance costs and leasing expenses during the year ended December 31, 2001 totaled approximately $5.6 million and $0.9 million, respectively.

In the third quarter of 2001, we recorded asset write-offs of approximately $61.7 million ($43.2 million after-tax) for the write-down of long-lived assets to fair value. Included in the long-lived asset impairment are charges of approximately $28.0 million which related to property, plant and equipment associated with the consolidation and downsizing of certain manufacturing facilities and the write-off of approximately $33.7 million of the remaining goodwill and other intangibles related to these facilities.

The employee severance and benefit costs related to the elimination of approximately 1,600 positions worldwide. Approximately 85% of the positions eliminated were in the Americas region, 13% were in Europe and 2% were in Asia. The employment reductions primarily affected employees in manufacturing. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. See Note 16 to the Consolidated Financial Statements.

Goodwill

The amortization of goodwill for the years ended December 31, 2001 and 2000 was $12.2 million and $12.8 million, respectively. The decrease was due to the write-off of $33.7 million of goodwill related to certain facilities that were consolidated and downsized during 2001. Recently adopted accounting principles will change the way we account for amortization of goodwill by requiring us to no longer amortize goodwill effective January 1, 2002. We will also be required to test goodwill for impairment at least annually. We are currently reviewing this statement to determine the impact its adoption will have on our financial position, results of operations and cash flow. See Notes 1 and 2 to the Consolidated Financial Statements.

Interest Expense

Interest expense was approximately $17.0 million and $24.4 million, respectively, in 2001 and 2000. The decrease was due to reductions in interest rates and repayments of outstanding debt. See Note 6 to the Consolidated Financial Statements.

Interest Income

Interest income was approximately $1.5 million in 2001 compared to $0.8 million in 2000. The increase was due to the investment of increased available cash in interest bearing cash equivalents offset by declining rates.

Income Tax Benefit (Expense)

Income tax benefit of $4.0 million represented an effective tax rate of 6.8% for the year ended December 31, 2001, compared with an effective tax rate of 30.0% for the year ended December 31, 2000. The decrease in the effective tax rate was due primarily to lower foreign tax rates applicable to a portion of pretax income in 2001, partially offset by nondeductible amortization of goodwill and for tax losses for which no benefit was recognized. See Note 9 to the Consolidated Financial Statements.

Net Income (loss)

We reported net losses of approximately $(54.3) million, or diluted loss of $(2.77) per share for 2001, compared with net income of approximately $19.9 million, or diluted earnings of $1.06 per share, respectively for 2000. The net decrease of $74.2 million in 2001 was a result of the decline in revenue caused by the reductions in demand for our customers' products and the related restructuring charges and asset write-offs combined with the other factors discussed above.

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

After giving effect to the AVEX acquisition, we would have derived 46% of our pro forma combined sales in fiscal year 1999 from our international operations. During 2000, 28.5% of our sales were from our international operations. The decrease in the percentage of international sales on an actual basis for 2000 as compared to the pro forma basis for 1999 reflects the sale of the Swedish operations and the loss of two of AVEX's customers. The loss of one of these customers, as well as the deterioration in other customer relationships, including the major customer of the former Swedish operations, are the subject of litigation between Huber and us.

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

Asia

Our Singapore sales growth in fiscal 2000 was approximately $23.3 million generated from the acquired AVEX facility. The new Singapore systems integration facility began sales contribution in January 2001.

Gross Profit

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

Selling, General and Administrative Expenses

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

Goodwill

Goodwill is amortized on a straight-line basis over an estimated life of 15 years. The amortization of goodwill for the years ended December 31, 2000 and 1999 was $12.8 million and $6.4 million, respectively. The increase was due to the acquisition of AVEX on August 24, 1999. See Note 2 to the Consolidated Financial Statements.

Interest Expense

Interest expense was approximately $24.4 million and $9.7 million, respectively, in 2000 and 1999. The increase was due to the additional debt incurred in connection with the acquisition of AVEX on August 24, 1999. See Note 6 to the Consolidated Financial Statements.

Interest Income

Interest income was approximately $0.8 million in 2000 compared to $0.6 million in 1999.

Income Tax Expense

Income tax expense of $8.5 million represented an effective tax rate of 30.0% for the year ended December 31, 2000, compared with an effective tax rate of 34.5% for the year ended December 31, 1999. The decrease is due primarily to lower foreign tax rates applicable to a portion of pretax income in 2000 and a 2.4% benefit related to prior years' amended U.S. tax returns filed in 2000, partially offset by nondeductible amortization of goodwill. See Note 9 to the Consolidated Financial Statements.

Net Income

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

Cash provided by (used in) operating activities was $170.3 million, $(47.0) million and $69.9 million in 2001, 2000 and 1999, respectively. In 2001, significant decreases in accounts receivable and inventories were partially offset by decreases in accounts payable. Our accounts receivables and inventories at December 31, 2001 decreased $95.8 million and $145.4 million, respectively, over their levels at December 31, 2000, reflecting our decreased backlog, caused by reduced demand for our customers' products, and effective working capital management during 2001. In 2000, significant increases in accounts receivable and inventories, net of effects from the acquisition of the Manassas facility, were partially offset by increases in accounts payable, depreciation and amortization. Our accounts receivables and inventories at December 31, 2000 increased $81.3 million and $132.4 million, respectively, over their levels at December 31, 1999, reflecting our increased sales and backlog during 2000. In 1999, significant decreases in accounts receivable, net of effects from the acquisition of AVEX, increases in accounts payable, and increases in depreciation and amortization were partially offset by increases in inventories and decreases in accrued liabilities, net of effects from the acquisition of AVEX. Our inventories increased from $53.7 million at December 31, 1998 to $214.6 million at December 31, 1999, reflecting the acquisitions of AVEX and certain assets from Stratus during 1999 and increased sales and backlog during this period. We expect increases in inventories to support the anticipated growth in sales. We are continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. During 2001 and 2000, our gross profit was adversely effected by the writedown of $7.6 million and $3.7 million, respectively, in excess and obsolete inventory that could not be put back to vendors or customers. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to us.

Cash used in investing activities was $20.8 million, $85.5 million and $333.8 million, respectively, for the years ended December 31, 2001, 2000 and 1999. Capital expenditures of $17.6 million and $48.0 million during 2001 and 2000, respectively were primarily concentrated in test and manufacturing production equipment. Capital expenditures of $23.8 million during 1999 consisted primarily of test and computer equipment. During 2001, 2000 and 1999, we invested $3.5 million, $0.6 million and $2.5 million, respectively, on new software. Pursuant to the terms of the purchase agreement in connection with the AVEX acquisition, the working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to Huber. The final working capital adjustment was $2.0 million greater than the current liability we had recorded at December 31, 1999 as an estimate of the working capital adjustment. We recorded the $2.0 million as an increase in goodwill during the quarter ended June 30, 2000. On October 2, 2000, we acquired substantially all of the assets and properties, net of assumed liabilities, of the Manassas facility for $3.5 million in cash. On August 24, 1999, we completed the AVEX acquisition with $265.3 million paid in cash at closing. On March 1, 1999, we completed the purchase of inventories and equipment from Stratus for $42.3 million in cash. See Note 2 of Notes to Consolidated Financial Statements.

Cash provided by (used in) financing activities was $(112.2) million, $147.1 million and $249.8 million, respectively, for the years ended December 31, 2001, 2000 and 1999. During 2001, we decreased borrowings outstanding under our revolving line of credit by $93.5 million (net) and made principal payments on other long-term debt of $20.3 million. On August 14, 2000, we completed the public offering of 3,162,500 shares of our common stock for net proceeds of $113.3 million. We used such proceeds to temporarily repay indebtedness outstanding under our revolving credit facility. During 2000, we increased borrowings outstanding under our revolving line of credit by $52.0 million (net) and made principal payments on other long-term debt totaling $19.7 million. In August 1999 in connection with the AVEX acquisition, we borrowed $100 million under a term loan, $76 million under a revolving credit facility and issued $80.2 million principal amount of 6% Convertible Subordinated Notes. In connection with the purchase of the assets from Stratus on March 1, 1999, we borrowed $25 million under a revolving credit facility. In June 1999, we completed a public offering of 3,525,000 shares of its common stock and used a portion of the net proceeds of $93.7 million to repay borrowings under our bank credit facilities. Principal payments on other long-term debt and debt issuance costs totaled $58.4 million and $6.4 million, respectively, during 1999.

Principal on the term loan is payable in quarterly installments of $5 million and $5.5 million during 2002 and 2003, respectively. The final three installments of $7 million are due on the last day of March, June and September 2004.

We have a $175 million revolving line of credit facility with a commercial bank. We are entitled to borrow under the revolving credit facility up to the lesser of $175 million or the sum of 75% of our eligible accounts receivable, 45% of our eligible inventories and 50% of our eligible fixed assets. Interest on the revolving credit facility is payable quarterly, at our option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon our debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the revolving credit facility is payable quarterly in arrears. The revolving credit facility matures on September 30, 2004. As of December 31, 2001, we had no borrowings outstanding under the revolving credit facility, $0.4 million outstanding letters of credit and $174.6 million was available for future borrowings.

The term loan and the revolving credit facility are secured by our domestic inventory and accounts receivable, 100% of the stock of our domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of our and our domestic subsidiaries' other tangible and intangible assets. The term loan and revolving credit facility contain customary financial covenants as to working capital, interest coverage, debt leverage, fixed charges, and consolidated net worth, and restricts our ability to incur additional debt, pay dividends, sell assets and to merge or consolidate with other persons without the consent of the bank. At December 31, 2001, we were in compliance with all such restrictions.

We have outstanding $80.2 million principal amount of 6% Convertible Subordinated Notes. The indenture relating to the notes contains affirmative and negative covenants, including covenants restricting our ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control (as defined in the indenture relating to the notes) of our company, each holder of notes will have the right to require us to repurchase all or part of the holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest. The notes are convertible into shares of our common stock at an initial conversion price of $40.20 per share at the option of the holder at any time prior to maturity, unless previously redeemed or repurchased.

Our operations, and the operations of businesses we acquire, are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. We believe we operate in substantial compliance with all applicable requirements and we seek to ensure that newly acquired businesses comply or will comply substantially with applicable requirements. To date the costs of compliance and workplace and environmental remediation have not been material to us. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements in the future. In addition, our past, current and future operations, and the operations of businesses we have or may acquire, may give rise to claims of exposure by employees or the public, or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

Our acquisitions in 1999 have significantly increased our leverage ratio and decreased our interest coverage ratio. At December 31, 2001, our debt to total capitalization ratio was 30%, as compared to 39% at December 31, 2000, 44% at December 31, 1999 and 11% at June 30, 1999, the last fiscal quarter end prior to the AVEX acquisition. The level of indebtedness, among other things, could make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements and other expenses; limit our flexibility in planning for, or reacting to changes in, our business; and make us more vulnerable in the event of an economic downturn in our business.

Management believes our existing cash balances, funds generated from operations and available funds under our revolving credit facility will be sufficient to permit us to meet our liquidity requirements for the next 9-12 months.

We may require additional capital to finance further enhancements to or acquisitions or expansions of our manufacturing capacity. Management believes that the level of working capital will grow at a rate generally consistent with the growth of our operations. Management continually evaluates potential strategic acquisitions and investments, but at the present time, we have no understandings, commitments or agreements with respect to any such acquisition or investment. Although no assurance can be given that future financing will be available on terms acceptable to us, we may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by our existing debt agreements.

Contractual Obligations

We have certain contractual obligations that extend out beyond 2002. These commitments include other long-term debt and lease obligations. We do not utilize off-balance sheet financing techniques other than traditional operating leases and we have not guaranteed the obligations of any entity that is not one of our wholly-owned subsidiaries. We lease manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of Benchmark. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2001, 2000 and 1999. The total contractual cash obligations in existence at December 31, 2001 due pursuant to contractual commitments are:

                                                                       Payments Due by Year
(in thousands)                           Total         2002         2003         2004         2005         2006      Thereafter
Other long-term debt                   $ 67,062       22,367       23,623       21,061           11           --           --
Operating leases                         37,220        8,062        6,359        4,336        2,986        1,920       13,557
Convertible subordinated notes           80,200           --           --           --           --       80,200           --
                                       ---------------------------------------------------------------------------------------
Total contractual cash obligations     $184,482       30,429       29,982       25,397        2,997       82,120       13,557

We also have made certain commitments for letters of credit totaling $350 thousand that mature during 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Our significant accounting policies are summarized in
Note 1 to the Consolidated Financial Statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, inventories, deferred taxes, impairment of long-lived assets, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

Our accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer's ability to pay as well as the age of the receivables. To evaluate a specific customer's ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts was $2.2 million at December 31, 2001.

Inventory obsolescence reserve

We write down our inventories for estimated obsolescence equal to the difference between the cost of inventory and estimated market value based on assumptions on future demands and market conditions. We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. The allowance for excess and obsolete inventory was $9.0 million at December 31, 2001. If actual market conditions are less favorable than those we projected, additional inventory write downs may be required.

Deferred Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

Impairment of Long-Lived Assets

We assess the impairment of our identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, and our market capitalization relative to net book value. When it is determined that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate. As of December 31, 2001, we had net goodwill of approximately $119.2 million.

RISK FACTORS

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

As a result of recent unfavorable economic conditions and a decline in demand by the electronics industry, our sales declined 25% during 2001. We started to see sales decline in the technology sector worldwide at the end of the first quarter of 2001 and it continued throughout 2001. If the economic conditions and demand for our customers' products do not improve, we may experience a material adverse impact on our business, operating results and financial condition.

The loss of a major customer would adversely affect us.

A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2001, our three largest customers accounted for approximately 44.9% of our sales, and our largest customer accounted for approximately 21.9% of sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

We expect to continue to depend on the sales from our largest customers and any material delay, cancellation or reduction of orders from these or other significant customers would have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise unable to pay for the manufacturing services provided by us, our operating results and financial condition would be adversely affected.

We may encounter significant delays or defaults in payments owed to us by customers for products we have manufactured or components that are unique to particular customers.

We structure our agreements with customers to mitigate our risks related to obsolete or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed. During 2001 and 2000, our gross profit was adversely affected by the write down of $7.6 million and $3.7 million, respectively, in excess and obsolete inventory that could not be put back to vendors or customers.

We are dependent on the success of our customers

We are dependent on the continued growth, viability and financial stability of our customers. Our customers are original equipment manufacturers of:

o    telecommunication equipment;

o    computers and related products for business enterprises;

o    industrial control equipment;

o    medical devices;

o    video/audio/entertainment products; and

o    testing and instrumentation products.

These industries are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. When our customers are adversely affected by these factors, we may be similarly affected. Recently, our customers have experienced a decline in demand for their products, which has had an adverse effect on our results of operations.

Long-term contracts are unusual in our business and cancellations, reductions or delays in customer orders would affect our profitability.

We do not typically obtain firm long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop forecasts for future orders, which are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Cancellations, reductions or delays by a significant customer or by a group of customers would have an adverse effect on us. As many of our costs and operating expenses are relatively fixed, a reduction in customer demand can disproportionately affect our gross margins and operating income. Our customers' products have life cycles of varying duration. In the ordinary course of business, production starts, increases, declines and stops in accordance with a product's life cycle. Should we fail to replace products reaching the end of their life cycles with new programs, or if there should be a substantial time difference between the loss of a product and the receipt of revenue from replacement production, our revenues could be adversely affected.

We operate in a highly competitive industry.

We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. Our competitors include large independent manufacturers such as Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc, Sanmina-SCI Corporation and Solectron Corporation. We also face competition from the manufacturing operations of our current and future customers.

During periods of recession in the electronics industry, our competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. We may also be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities located where labor and other costs are lower.

We will experience intense competition, which is expected to intensify further as more companies enter markets in which we operate, as existing competitors expand capacity and as the industry consolidates. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes and deliver products globally on a reliable basis at competitive prices. Our inability to do so could have an adverse effect on us.

We may be affected by consolidation in the electronics industry.

As a result of the current economic climate, consolidation in the electronics industry may increase. Consolidation in the electronics industry could result in an increase in excess manufacturing capacity as companies seek to close plants or take other steps to increase efficiencies and realize synergies of mergers. The availability of excess manufacturing capacity could create increased pricing and competitive pressures for the electronics manufacturing services industry as a whole and Benchmark in particular. In addition, consolidation could also result in an increasing number of very large electronics companies offering products in multiple sectors of the electronics industry. The growth of these large companies, with significant purchasing power and market power, could also result in increased pricing and competitive pressures for us. Accordingly, industry consolidation could harm our business.

Our international operations may be subject to certain risks.

We currently operate outside the United States in Brazil, Ireland, Mexico, Scotland, and Singapore. During 2001 and 2000, 23.3% and 28.5% of our sales were from our international operations. These international operations may be subject to a number of risks, including:

o    difficulties in staffing and managing foreign operations;

o    political and economic instability;

o    unexpected changes in regulatory requirements and laws;

o longer customer payment cycles and difficulty collecting accounts receivable;

o    export duties, import controls and trade barriers (including quotas);

o    governmental restrictions on the transfer of funds;

o burdens of complying with a wide variety of foreign laws and labor practices;

o fluctuations in currency exchange rates, which could affect component costs, local payroll, utility and other expenses; and

o inability to utilize net operating losses incurred by our foreign operations to reduce our U.S. income taxes.

We cannot assure you that our international operations will contribute positively to our business, financial conditions or results of operations.

We do not use derivative financial instruments for speculative purposes. Our policy is to maintain a hedged position for certain significant transaction exposures. These exposures are primarily, but not limited to, vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. Our international operations in some instances operate in a natural hedge because both operating expenses and a portion of sales are denominated in local currency. Certain significant transactions involving our international operations may now require us to engage in hedging transactions to attempt to mitigate our exposure to fluctuations in foreign exchange rates. Effective Jan. 1, 2001, we adopted the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133". Note 1 to the consolidated Financial Statements describes and quantifies our adoption of SFAS No. 133 and 138.

Shortages or price increases of components specified by our customers would delay shipments and adversely affect our profitability.

Substantially all of our sales are derived from electronics manufacturing services in which we purchase components specified by our customers. In the past, supply shortages have substantially curtailed production of all assemblies using a particular component. In addition, industry-wide shortages of electronic components, particularly of memory and logic devices, have occurred. If shortages of these components occur or if components received are defective, we may be forced to delay shipments, which could have an adverse effect on our profit margins. Because of the continued increase in demand for surface mount components, we anticipate component shortages and longer lead times for certain components to occur from time to time. Also, we typically bear the risk of component price increases that occur between periodic repricings during the term of a customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

Our success will continue to depend to a significant extent on our executives.

We depend significantly on certain key executives, including, but not limited to, Donald E. Nigbor, Steven A. Barton, Cary T. Fu and Gayla J. Delly. The unexpected loss of the services of any one of these executive officers would have an adverse effect on us.

We must successfully integrate the operations of acquired companies to maintain profitability.

We have completed five acquisitions since July 1996. We may pursue additional acquisitions over time. These acquisitions involve risks, including:

o    integration and management of the operations;

o    retention of key personnel;

o    integration of purchasing operations and information systems;

o    retention of the customer base of acquired businesses;

o management of an increasingly larger and more geographically disparate business; and o diversion of management's attention from other ongoing business concerns.

Our profitability will suffer if we are unable to successfully integrate and manage any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

We must maintain our technological and manufacturing process expertise.

The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers' changing needs. This requires that we maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

Environmental laws may expose us to financial liability and restrictions on operations.

We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to environmental, waste management, and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. If we or companies we acquire have failed or fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant expenditures. In addition, our operations may give rise to claims of property contamination or human exposure to hazardous chemicals or conditions.

Our acquisitions have significantly increased our leverage.

Our acquisitions in 1999 have significantly increased our leverage ratio and decreased our interest coverage ratio. At December 31, 2001, our debt to total capitalization ratio was 30%, as compared to 39% at December 31, 2000, 44% at December 31, 1999 and 11% at June 30, 1999, the last fiscal quarter end prior to the AVEX acquisition. The level of our indebtedness, among other things, could:

o make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

o limit our flexibility in planning for, or reacting to changes in, our business; and

o    make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations.

Provisions in our charter documents and state law may make it harder for others to obtain control of Benchmark even though some shareholders might consider such a development to be favorable.

Our shareholder rights plan, provisions of our amended and restated articles of incorporation and the Texas Business Corporation Act may delay, inhibit or prevent someone from gaining control of Benchmark through a tender offer, business combination, proxy contest or some other method. These provisions include:

o    a "poison pill" shareholder rights plan;

o a statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

o a statutory restriction on business combinations with some types of interested shareholders.

We may experience fluctuations in quarterly results.

Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

o    the volume of customer orders relative to our capacity;

o    customer introduction and market acceptance of new products;

o    changes in demand for customer products;

o    the timing of our expenditures in anticipation of future orders;

o    our effectiveness in managing manufacturing processes;

o    changes in cost and availability of labor and components;

o    changes in our product mix;

o    changes in economic conditions; and

o local factors and events that may affect our production volume, such as local holidays.

Additionally, as is the case with many high technology companies, a significant portion of our shipments typically occurs in the last few weeks of a quarter. As a result, our sales may shift from one quarter to the next, having a significant effect on reported results.

Our stock price is volatile.

Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a range of factors, including variations in our reported financial results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common stock for reasons unrelated to our performance.

We are exposed to interest rate fluctuations.

We have exposure to interest rate risk under our variable rate revolving credit and term loan facilities. These facilities are based on the spread over the bank's Eurodollar rate or its prime rate. We currently have an interest rate swap transaction agreement for a notional amount of $31.5 million under which we pay a fixed rate of interest of 6.63%, plus 1.25% to 3.00% based upon our debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap is based on LIBOR. The interest rate swap expires in the year 2003.

The following tables present principal cash flows and related interest rates by year of maturity for debt obligations. The variable interest rate for future years assumes the same rate as of each year end.

                                                                                                                  Fair Value at
                                                  Expected Year of Maturity ($ in '000's)                         December 31,
Debt                                        2002        2003        2004        2005       2006       Total          2001
                                          --------    --------    --------    --------    -------    -------      -------------
Convertible subordinated notes                 --          --          --          --     $80,200    $80,200       $64,361
   Fixed interest rate                       6.00%       6.00%       6.00%       6.00%       6.00%

Variable rate term loan                   $20,000     $22,000     $21,000          --          --    $63,000       $63,000
   Average interest rate                     4.03%       4.03%       4.03%         --          --

Interest Rate Derivative Financial
   Instruments Related to Debt
Interest rate swap
Pay fixed/receive variable                $10,000     $21,500          --          --          --    $31,500       $(1,556)
Average pay rate                             8.26%       8.26%         --          --          --
Average receive rate                         3.94%       3.94%         --          --          --

                                                                                                                  Fair Value at
                                                  Expected Year of Maturity ($ in '000's)                         December 31,
Debt                                        2001        2002        2003        2004    Thereafter    Total          2000
                                          --------    --------    --------    --------  ----------   -------      -------------

Convertible subordinated notes                 --          --          --          --     $80,200    $80,200       $70,408
   Fixed interest rate                       6.00%       6.00%       6.00%       6.00%       6.00%

Variable rate term loan                   $18,000     $20,000     $22,000     $21,000          --    $81,000       $81,000
   Average interest rate                     9.47%       9.47%       9.47%       9.47%         --

Variable rate revolving credit facility        --          --          --     $93,500          --    $93,500       $93,500
   Average interest rate                    11.00%      11.00%      11.00%      11.00%         --

Interest Rate Derivative Financial
   Instruments Related to Debt
Interest rate swap
Pay fixed/receive variable                $ 9,000     $10,000     $21,500          --          --    $40,500       $  (667)
Average pay rate                             9.38%       9.38%       9.38%         --          --
Average receive rate                         9.19%       9.19%       9.19%         --          --

We are involved in legal proceedings related to class action lawsuits, the Avex acquisition and a patent infringement lawsuit. An unfavorable decision in any of these proceedings could have a material adverse effect on us.

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

Benchmark filed suit against J. M. Huber Corporation (Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the contract between Benchmark and Seller pursuant to which Benchmark acquired all of the stock of AVEX and Kilbride Holdings B.V. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas. Benchmark intends to vigorously pursue its claims against Seller and defend against Seller's allegations.

On April 14, 2000, Benchmark, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (the Foundation). The lawsuit alleges that Benchmark has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines Benchmark has purchased. On November 2, 2000, Benchmark filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgement Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgment in the cases filed by Cognex and Symbol. We continue to explore any indemnity or similar rights Benchmark may have against manufacturers of the machines or other third parties. Management intends to vigorously defend against such claim and pursue all rights it has against third parties.

Consolidated Balance Sheets

Benchmark Electronics, Inc. and Subsidiaries

                                                                          December 31,
(in thousands)                                                       2001             2000
                                                              ---------------------------------
Assets
Current assets:
    Cash and cash equivalents                                 $     59,879        $     23,541
    Accounts receivable, net of allowance for
      doubtful accounts of $2,211 and $4,276, respectively         180,021             277,620
    Income taxes receivable                                          1,711                  --
    Inventories, net                                               197,278             346,463
    Prepaid expenses and other assets                               12,928              18,412
    Deferred tax asset                                               9,080               3,135
                                                              --------------------------------
         Total current assets                                      460,897             669,171
Property, plant and equipment                                      210,556             202,404
Accumulated depreciation                                          (116,751)            (66,016)
                                                              --------------------------------
         Net property, plant and equipment                          93,805             136,388
Goodwill, net                                                      119,209             166,514
Other, net                                                          12,194              19,148
                                                              --------------------------------
                                                              $    686,105        $    991,221
                                                              ============        ============
Liabilities and Shareholders' Equity
Current liabilities:
    Current installments of other long-term debt              $     22,367        $     20,275
    Accounts payable                                               144,150             268,358
    Income taxes payable                                                --               1,911
    Accrued liabilities                                             26,541              31,309
                                                              ------------        ------------
         Total current liabilities                                 193,058             321,853

Revolving line of credit                                                --              93,500
Convertible subordinated notes                                      80,200              80,200
Other long-term debt, excluding current installments                44,695              67,094
Other long-term liability                                            7,771               6,957
Deferred tax liability                                               8,699               9,672
Shareholders' equity:
    Preferred shares, $.10 par value; 5,000 shares
      authorized, none issued                                           --                  --
    Common shares, $.10 par value; 30,000 shares
      authorized: issued 19,751 and 19,643, respectively;
      outstanding 19,702 and 19,594, respectively                    1,970               1,959
    Additional paid-in capital                                     319,875             317,849
    Retained earnings                                               44,363              98,675
    Accumulated other comprehensive loss                           (14,406)             (6,418)
    Less treasury shares, at cost, 49 shares                          (120)               (120)
                                                              --------------------------------
         Total shareholders' equity                                351,682             411,945
Commitments and contingencies
                                                              $    686,105        $    991,221
                                                              ============        ============

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (Loss)

Benchmark Electronics, Inc. and Subsidiaries

                                                                     Year ended December 31,
(in thousands, except per share data)                               2001             2000             1999
                                                                    --------------------------------------
Sales                                                           $  1,276,950     $  1,704,924     $    877,839
Cost of sales                                                      1,183,440        1,580,817          810,309
                                                                ----------------------------------------------
   Gross profit                                                       93,510          124,107           67,530
Selling, general and administrative expenses                          54,383           57,871           32,477
Restructuring charges                                                  7,569               --               --
Asset write-offs                                                      61,720               --               --
Amortization of goodwill                                              12,219           12,841            6,430
                                                                ----------------------------------------------

   Income (loss) from operations                                     (42,381)          53,395           28,623
Interest expense                                                     (16,998)         (24,396)          (9,696)
Interest income                                                        1,508              770              605
Other income (expense)                                                  (422)          (1,339)             744
                                                                ----------------------------------------------
   Income (loss) before income taxes and
    extraordinary item                                               (58,293)          28,430           20,276
Income tax benefit (expense)                                           3,981           (8,529)          (7,005)
                                                                ----------------------------------------------
   Income (loss) before extraordinary item                           (54,312)          19,901           13,271
Extraordinary item - loss on extinguishment of debt, net of tax           --               --           (1,297)
                                                                ----------------------------------------------
        Net income (loss)                                       $    (54,312)    $     19,901     $     11,974
                                                                ==============================================
Earnings (loss) per share:
  Basic:
   Income (loss) before extraordinary item                      $      (2.77)    $       1.13     $       0.94
   Extraordinary item                                                     --               --            (0.09)
                                                                ----------------------------------------------
   Earnings (loss) per share                                    $      (2.77)    $       1.13     $       0.85
                                                                ==============================================

  Diluted:
   Income (loss) before extraordinary item                      $      (2.77)    $       1.06     $       0.88
   Extraordinary item                                                     --               --            (0.08)
                                                                ==============================================
   Earnings (loss) per share                                    $      (2.77)    $       1.06     $       0.80
                                                                ==============================================
Weighted average number of shares outstanding:
  Basic                                                               19,625           17,578           14,081
  Diluted                                                             19,625           18,718           15,010
                                                                ==============================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) Benchmark Electronics, Inc. and Subsidiaries

                                                                                            Accumulated
                                                              Additional                       other                   Total
                                                     Common    paid-in       Retained     comprehensive   Treasury  shareholders'
(in thousands)                            Shares     shares    capital       earnings      income (loss)   shares      equity
Balances, December 31, 1998               11,628   $ 1,162    $   70,159    $  66,800            --      $   (120)   $   138,001
Common shares issued in
 public offering net of expenses           3,525       353        93,338           --            --            --         93,691
Stock options exercised                       65         7           797           --            --            --            804
Federal tax benefit of
  stock options exercised                     --        --           322           --            --            --            322
Common shares issued under
  Employee Stock Purchase Plan                22         2           452           --            --            --            454
Acquisition of Avex
  Electronics, Inc.                        1,000       100        35,912           --            --            --         36,012
Net income                                    --        --          --         11,974            --            --         11,974
Foreign currency translation
 adjustments                                  --        --          --             --           677            --            677
                                                                                                                     -----------
Comprehensive income                          --        --          --             --            --            --         12,651
                                          --------------------------------------------------------------------------------------
Balances, December 31, 1999               16,240     1,624       200,980       78,774           677          (120)       281,935
Common shares issued in
 public offering net of expenses           3,163       316       112,971           --            --            --        113,287
Stock options exercised                      127        13         1,734           --            --            --          1,747
Federal tax benefit of
 stock options exercised                      --        --           921           --            --            --            921
Common shares issued under
  Employee Stock Purchase Plan                64         6         1,210           --            --            --          1,216
Federal tax benefit of
  Employee Stock Purchase Plan                --        --            33           --            --            --             33
Net income                                    --        --            --       19,901            --            --         19,901
Foreign currency translation
 adjustments                                  --        --            --           --        (7,095)           --         (7,095)
                                                                                                                     -----------
Comprehensive income                          --        --            --           --            --            --         12,806
                                          --------------------------------------------------------------------------------------
Balances, December 31, 2000               19,594     1,959       317,849       98,675        (6,418)         (120)       411,945
Accrued compensation expense                  --        --           361           --            --            --            361
Stock options exercised                       32         3           289           --            --            --            292
Federal tax benefit of
 stock options exercised                      --        --            61           --            --            --             61
Common shares issued under
  Employee Stock Purchase Plan                76         8         1,282           --            --            --          1,290
Federal tax benefit of
  Employee Stock Purchase Plan                --        --            33           --            --            --             33
Net loss                                      --        --            --      (54,312)           --            --       (54,312)
Change in fair market value of derivative
 instruments                                  --        --            --           --          (998)           --          (998)
Foreign currency translation
 adjustments                                  --        --            --           --        (6,990)           --        (6,990)
                                                                                                                     -----------
Comprehensive loss                            --        --            --           --            --            --       (62,300)
                                          --------------------------------------------------------------------------------------
Balances, December 31, 2001               19,702   $ 1,970    $  319,875    $  44,363   $   (14,406)     $   (120)   $   351,682
                                          ======================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Benchmark Electronics, Inc. and Subsidiaries

                                                                           Year ended December 31,
(in thousands)                                                      2001             2000             1999
                                                              --------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                $  (54,312)     $    19,901       $   11,974
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in) operating activities:
     Depreciation and amortization                                     39,640           39,841           24,637
     Asset write-offs                                                  61,720              --                --
     Accrued compensation expense                                         361              --                --
     Deferred income taxes                                             (6,360)           3,206              841
     Federal tax benefit of stock options exercised                        61              921              322
     Federal tax benefit of Employee Stock Purchase Plan                   33               33               --
     Tax benefit of acquired net operating loss carryforwards             743              360               --
     Amortization of goodwill                                          12,219           12,841            6,430
     Gain on the sale of property, plant and equipment                     --              (24)            (455)
     Extraordinary loss on extinguishment of debt                          --               --            1,297
     Changes in operating assets and liabilities, net of effects from acquisitions of businesses:
      Accounts receivable                                              95,806          (81,290)          10,745
      Income taxes receivable                                          (3,622)           5,262           (1,533)
      Inventories                                                     145,449         (132,425)         (10,681)
      Prepaid expenses and other assets                                 7,355           (5,494)             734
      Accounts payable                                               (123,454)          86,430           38,490
      Accrued liabilities                                              (5,348)           3,399          (12,932)
                                                                   --------------------------------------------
          Net cash provided by (used in) operations                   170,291          (47,039)          69,869
                                                                   --------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment                         (17,613)         (47,984)         (23,871)
  Additions to capitalized software                                   (3,459)            (645)          (2,485)
  Proceeds from the sale of property, plant and equipment                269            1,777            1,467
  Acquisitions, net of cash acquired                                      --          (38,685)        (308,877)
                                                                  --------------------------------------------
          Net cash used in investing activities                      (20,803)         (85,537)        (333,766)
                                                                  --------------------------------------------
Cash flows from financing activities:
  Net proceeds from public offering of common shares                     --           113,287           93,691
  Proceeds from issuance (repayment) of revolving
     line of credit, net                                             (93,500)          52,000           41,500
  Proceeds from issuance of other long-term debt                         --               --          180,200
  Principal payments on other long-term debt                         (20,307)         (19,731)         (58,473)
  Repayment premium on extinguishment of debt                            --               --           (1,995)
  Debt issuance costs                                                    --           (1,383)          (6,390)
  Proceeds from Employee Stock Purchase Plan                          1,290            1,216              454
  Proceeds from stock options exercised                                 292            1,747              804
                                                                 --------------------------------------------
          Net cash provided by (used in) financing activities      (112,225)         147,136          249,791
Effect of exchange rate changes                                        (925)            (456)             466
                                                                 --------------------------------------------
Net increase (decrease) in cash and cash equivalents                 36,338           14,104          (13,640)
Cash and cash equivalents at beginning of year                       23,541            9,437           23,077
                                                                 --------------------------------------------
Cash and cash equivalents at end of year                         $   59,879      $    23,541       $    9,437
                                                                 ============================================
Supplemental disclosures of cash flow information:
  Income taxes paid (refunded)                                   $    7,731      $      (809)      $    8,195
                                                                 ============================================
  Interest paid                                                  $   17,602      $    22,277       $    8,604
                                                                 ============================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

(a) Business
Benchmark Electronics, Inc. (the Company) is a Texas corporation in the business of manufacturing electronics and provides services to original equipment manufacturers (OEMs) of telecommunication equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products, and medical devices. The Company has manufacturing operations located in the Americas, Europe and Asia.

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

(f) Goodwill and Other Assets
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 2001 and 2000 was $37.2 million and $24.9 million, respectively. Other assets consist primarily of capitalized software costs, which are amortized over the estimated useful life of the related software, and deferred financing costs, which are amortized over the life of the related debt. During 2001, 2000 and 1999, $3.5 million, $0.6 million and $2.5 million of software costs were capitalized in connection with the new ERP system implementation. The accumulated amortization of capitalized software costs at December 31, 2001 and 2000 was $2.9 million and $1.3 million, respectively. The accumulated amortization of deferred financing costs at December 31, 2001 and 2000 was $3.7 million and $2.1 million, respectively. Recently enacted accounting principles will affect both the valuation of and the amortization of intangible assets in future years. See Recently Enacted Accounting Principles below.

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

See Recently Enacted Accounting Principles below relating to recently issued accounting standards regarding the impairment of long-lived assets.

(h) Earnings Per Share
Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 1.1 million, and 0.9 million in 2000 and 1999, respectively, were used in the calculation of diluted earnings per share. For the year ended December 31, 2001, a total of 0.6 million options were not included in the calculation of diluted earnings per share because the effect would have been antidilutive. Options to purchase 0.9 million, 24,000, and 0.3 million shares of common stock in 2001, 2000 and 1999, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The effect of the if-converted method for the 6% Convertible Subordinated Notes (the Notes) is antidilutive and the weighted average portion of the 2.0 million of potential common shares has not been considered in computing diluted earnings per share in 2001, 2000 and 1999.

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

(m) Fair Values of Financial Instruments
The Company's financial instruments consist of cash equivalents, accounts receivable, accrued liabilities, accounts payable, interest rate swaps and long-term debt. The Company believes that, with the exception of the 6.5% Convertible Subordinated Notes and the interest rate swaps, the carrying value of these instruments approximate their fair value. See Note 13 and Accounting for Derivative Instruments and Certain Hedging Activities below.

(n) Foreign Currency
For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income (expense) and totaled approximately $(0.7) million, $(1.3) million and $(1.5) million in 2001, 2000 and 1999, respectively.

(o) Accounting for Derivative Instruments and Certain Hedging Activities Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133." These statements establish accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results of the hedged item in the statements of operations, and requires the Company to formally document, designate and assess the effectiveness of the hedge transaction to receive hedge accounting. For derivatives designated as cash-flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Overall hedge effectiveness is measured at least quarterly, Any changes in the fair value of the derivative instrument resulting from hedge ineffectiveness, as defined by SFAS No. 133 and measured based on the cumulative changes in the fair value of the derivative instrument and the cumulative changes in the estimated future cash flows of the hedged item, are recognized immediately in earnings.

The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. The Company has designated its swap agreements as a cash flow hedge. Adoption of SFAS No. 133 at January 1, 2001 resulted in recognition of approximately $0.7 million of derivative liabilities on the Company's balance sheet in accrued liabilities and $0.7 million of hedging losses included in accumulated other comprehensive loss as the cumulative effect of a change in accounting principle. Amounts were determined as of January 1, 2001 based on market quotes of the Company's interest rate swap agreements. During 2001, the Company recognized $0.8 million in losses, included in interest expense, on the interest rate swap attributable to interest costs occurring during the year. No gain or loss on ineffectiveness was required to be recognized. The fair value of the interest rate swap agreements was a loss of $1.6 million as of December 31, 2001. Approximately $1.5 million of such amount is anticipated to be transferred into earnings over the next twelve months as interest costs on the term loan are recognized.

The Company has utilized and expects to continue to utilize derivative financial instruments with respect to a portion of its interest rate risks to achieve a more predictable cash flow by reducing its exposure to interest rate fluctuations. These transactions generally are swaps and are entered into with major financial institutions. Derivative financial instruments related to the Company's interest rate risks are intended to reduce the Company's exposure to increases in the benchmark interest rates underlying the Company's variable rate Facility.

(p) Recently Enacted Accounting Principles
In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001, and specifies criteria for the recognition and reporting of intangible assets apart from goodwill. Under SFAS No. 142, beginning January 1, 2002, the Company will no longer amortize goodwill and intangible assets with indefinite useful lives, but instead will test those assets for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over such lives to their estimated residual values.

The Company adopted SFAS No. 141 effective July 1, 2001 and SFAS No. 142 effective January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a purchase business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001.

SFAS No. 142 will require the Company to perform a transitional goodwill impairment evaluation as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $119.2 million and unamortized identifiable intangible assets in the amount of $11.6 million, all of which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $12.2 million, $12.8 million and $6.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The adoption of Statement 141 did not have a material effect on the Company's consolidated financial statements. Because of the extensive effort needed to comply with adopting Statement 142, it is not practicable to reasonably estimate the impact of adopting this Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation The Company will adopt the requirements of SFAS No. 143 as of January 1, 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", but retains many of its fundamental provisions. SFAS No. 144 also clarifies certain measurement and classification issues from SFAS No. 121. In addition, SFAS No. 144 supercedes the accounting and reporting provisions for the disposal of a business segment as found in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB 30). However, SFAS No. 144 retains the requirement in APB 30 to separately report discontinued operations, and broadens the scope of such requirement to include more types of disposal transactions. The scope of SFAS No. 144 excludes goodwill and other intangible assets that are not to be amortized, as the accounting for such items is prescribed by SFAS No. 142. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001, and are to be applied prospectively. The Company will adopt the requirements of SFAS No. 144 as of January 1, 2002.

(q) Reclassifications
Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Note 2 - Acquisitions and Dispositions

On October 2, 2000, the Company acquired substantially all of the assets and properties, net of assumed liabilities, of the MSI Division of Outreach Technologies, Inc. This operation in Manassas, Virginia was acquired for $3.5 million, as adjusted. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of the Manassas division since October 2, 2000 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $0.4 million. The acquisition was allocated $1.9 million to inventories, $2.1 million to accounts receivable, $0.1 million to prepaid expenses and other current assets, $0.8 million to equipment, $1.1 million to accounts payable, $0.3 million to accrued liabilities, $0.4 million to other long-term debt and $0.4 million to goodwill.

On September 15, 2000, the Company closed the previously announced sale of its Swedish operations for $19.6 million, as adjusted. The Swedish operations accounted for 3.7% and 3.0% of the Company's sales and 14.4% and 16.0% of its operating income for the years ended December 31, 2000 and 1999, respectively.

On August 24, 1999, the Company completed the acquisition of all of the outstanding capital stock of AVEX from J.M. Huber Corporation (the Seller). AVEX had manufacturing plants or design centers in the United States in Huntsville, Alabama and Pulaski, Tennessee, and elsewhere in Campinas, Brazil, Csongrad, Hungary, Guadalajara, Mexico, Cork, Ireland, Singapore, East Kilbride, Scotland, and Katrineholm, Sweden. In consideration for the capital stock of AVEX, the Company paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of the Company's common stock to the Seller. The working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to the Seller. In addition, the Company paid $5.2 million in acquisition costs. In order to finance the AVEX acquisition, the Company (i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and
(iii) issued $80.2 million in Notes. In connection with the AVEX acquisition, the Company borrowed $30 million under the new revolving credit facility to refinance existing debt pursuant to the Company's prior senior note indebtedness. The AVEX acquisition was accounted for using the purchase method of accounting. The acquisition resulted in goodwill of approximately $139.5 million.

The net purchase price paid in the AVEX acquisition has been allocated as follows :

(in thousands)                                                       1999
Working capital, other than cash                                 $    135,311
Property, plant and equipment                                          71,295
Goodwill                                                              139,517
Other assets                                                            4,152
Other liabilities                                                      (5,629)
Deferred income taxes                                                  (1,229)
Long-term debt                                                         (4,457)
                                                                 ------------
Purchase price, net of cash received                             $    338,960
                                                                 ============

Net cash portion of purchase price                               $    302,948
Common stock issued                                                    36,012
                                                                 ------------
Purchase price, net of cash received                             $    338,960
                                                                 ============

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

The following unaudited pro forma condensed consolidated financial information reflects the acquisition of AVEX as if it had occurred on January 1, 1999. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisition of AVEX in fact occurred on January 1, 1999, and is not intended to project the Company's results of operations for any future period or date.

(in thousands, except per share data)                                 1999
                                                                      ----
Net sales                                                        $ 1,518,013
Gross profit                                                          75,510
Income from operations                                                 4,054
Income (loss) before extraordinary item                              (12,255)
Extraordinary item - loss on extinguishment of debt                   (1,297)
Net loss                                                             (13,552)
Earnings (loss) per share:
Basic and diluted:
   Income (loss) before  extraordinary item                          $(0.80)
   Extraordinary item                                                 (0.08)
   Net income (loss)                                                 $(0.88)
Weighted average number of shares outstanding:
Basic                                                                 15,387
Diluted                                                               15,387

Note 3 - Inventories

Inventory costs are summarized as follows:

                                                                                       December 31,
(in thousands)                                                                  2001                 2000
                                                                                ----                 -----
Raw materials                                                                 $   166,129           273,758
Work in process                                                                    28,147            64,727
Finished goods                                                                     12,026            16,204
Obsolescence reserve                                                               (9,024)           (8,226)
                                                                              -----------------------------
                                                                              $   197,278           346,463
                                                                              =============================

Note 4 - Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                                                       December 31,
(in thousands)                                                                    2001             2000
                                                                                  ----             -----
Land                                                                          $     3,219             2,709
Buildings                                                                          19,398            23,317
Machinery and equipment                                                           166,957           155,637
Furniture and fixtures                                                             11,570            11,302
Vehicles                                                                              343               377
Leasehold improvements                                                              9,069             9,062
                                                                              -----------------------------
                                                                              $   210,556           202,404
                                                                              =============================

Note 5 - Comprehensive Income (Loss)

Comprehensive income (loss), which includes net income (loss), the change in the cumulative translation adjustment and the effect of accounting for cash flow hedging derivatives, for the years ended December 31, 2001, 2000 and 1999 was as follows:

                                                                              Years Ended
                                                                              December 31,
(in thousands)                                                   2001             2000               1999
                                                             ----------------------------------------------
Net income (loss)                                            $  (54,312)           19,901            11,974
Cumulative translation adjustment                                (6,990)           (7,095)              677
Hedge accounting for derivative financial
instruments, net of tax of $319                                    (570)               --                --
Cumulative effect attributable to adoption
of SFAS No. 133 (See note 1), net of tax of $239                   (428)               --                --
                                                             ----------------------------------------------
Comprehensive income (loss)                                  $  (62,300)           12,806            12,651
                                                             ==============================================

Included in the hedge accounting for derivative financial instruments of $(0.6) million in 2001 are reclassification adjustments of approximately $0.5 million.

Accumulated foreign currency translation losses were $13.4 million and $6.4 million at December 31, 2001 and 2000, respectively. During 2001 and 2000, the foreign currency translation loss resulted primarily from unrealized losses related to the Company's subsidiaries in Brazil and Scotland. All of the Company's foreign currency translation adjustment amounts relate to investments that are permanent in nature. To the extent that such amounts relate to investments that are permanent in nature, no adjustment for income taxes is made.

Note 6 - Borrowing Facilities

Other long-term debt consists of the following:

                                                                                       December 31,
(in thousands)                                                                    2001                2000
                                                                                  ----                ----
Term loan                                                                     $    63,000            81,000
Capital lease obligations                                                           3,962             6,250
Other                                                                                 100               119
                                                                              -----------------------------
Total other long-term debt                                                         67,062            87,369
Less current installments                                                          22,367            20,275
                                                                              -----------------------------
Other long-term debt                                                          $    44,695            67,094
                                                                              =============================

In order to finance the acquisition of AVEX, the Company obtained $100 million through borrowings under a five-year term loan (the Term Loan) through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $20 million in 2002, $22 million in 2003 and $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. As of December 31, 2001, the Company had $63 million outstanding under the Term Loan, bearing interest at rates ranging from 3.9375% to 8.255%.

In connection with the financing of the acquisition of AVEX, the Company prepaid its outstanding 8.02% Senior Note (the Senior Note) due 2006. An extraordinary loss of $1.3 million (net of income tax benefit of $0.7 million) was incurred as a result of the early extinguishment of the Senior Note.

The Company has a $175 million revolving line of credit facility (the Revolving Credit Facility) with a commercial bank. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $175 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is pay-able quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 2001, the Company had no borrowings outstanding under the Revolving Credit Facility, $0.4 million outstanding letters of credit and $174.6 million was available for future borrowings.

The Term Loan and the Revolving Credit Facility (collectively the Facility) are secured by the Company's U.S. domestic inventory and accounts receivable, 100% of the stock of the Company's U.S. domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its U.S. domestic subsidiaries. The Facility contains customary financial covenants as to working capital, interest coverage, debt leverage, fixed charges, and consolidated net worth, and restricts the ability of the Company to incur additional debt, pay dividends, sell assets and to merge or consolidate with other persons without the consent of the bank. At December 31, 2001, the Company was in compliance with all such restrictions.

In August 1999, the Company issued $80.2 million principal amount of 6% Convertible Subordinated Notes due August 15, 2006 (the Notes). The indenture relating to the Notes contains affirmative and negative covenants, including covenants restricting the Company's ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control (as defined in the indenture relating to the Notes) of the Company, each holder of Notes will have the right to require the Company to repurchase all or part of the holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest.

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

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows: 2002, $22.4 million; 2003, $23.6 million; and 2004, $21.1 million.

The Company currently has an interest rate swap transaction agreement for a notional amount of $31.5 million under which it pays a fixed rate of interest of 6.63%, plus 1.25% to 3.00% based upon its debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap is based on LIBOR. The interest rate swap expires in the year 2003.

Note 7 - Commitments

The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire at various times through 2020. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended December 31, 2001 was $11.0 million, $11.7 million and $3.9 million, respectively.

The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2001, 2000 and 1999.

In connection with the acquisition of AVEX, the Company assumed prepaid operating leases of manufacturing equipment with initial terms of three years that expired through 2001. The lease expense associated with these leases for the periods ended December 31, 2001, 2000 and 1999 was $1.9 million, $2.4 million and $1.5 million, respectively.

Aggregate annual rental payments on future operating lease commitments are as follows:

December 31,  (in thousands)
2002               $ 8,062
2003                 6,359
2004                 4,336
2005                 2,986
2006                 1,920
Thereafter          13,557
                   -------
Total              $37,220
                   -------

The Company enters into contractual commitments to deliver products and services in the ordinary course of business. The Company believes that all such contractual commitments will be met or renegotiated such that no material adverse financial impact on the Company's financial position, results of operations or liquidity will result from these commitments.

Note 8 - Common Stock and Stock Option Plans

During 2000 and 1999, the Company issued 3.2 million and 3.5 million shares of common stock, respectively, in public offerings for net proceeds of $113.3 million and $93.7 million, respectively.

In 1990, the Board of Directors of the Company adopted and its shareholders approved a Stock Option Plan (the 1990 Plan) for the benefit of its employees, including executive officers. The 1990 Plan authorized the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 3.2 million shares of the Company's common stock to key employees of the Company. The 1990 Plan expired in May 2000, and no additional grants may be made under that plan.

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

In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc. 1994 Stock Option Plan for Non-Employee Directors (the
"Plan") for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates (as defined in the Plan). The aggregate number of shares of common stock for which options may be granted under the Plan is 200,000.

Under the terms of the Plan, as amended, each member of the Board of Directors of the Company or its affiliates who was not an employee of the Company or any of its affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 6,000 shares of the Company's common stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of common stock for the fiscal year in which the Plan was adopted by the Board of Directors and (b) an option to purchase shares of common stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 2001, 2000 and 1999, pursuant to the Plan, 18,000, 24,000 and 12,000 options, respectively, were granted to Directors to purchase shares of common stock at an exercise price of $24.98, $36.88 and $32.13 per share, respectively.

In April, 1999, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to the lesser of 17% of qualified compensation or $25,000. As of December 31, 2001, 337,366 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 2001, 2000 and 1999 was $6.10, $7.93 and $7.22, respectively.

The following table summarizes the activities relating to the Company's stock option plans:

                                                           Weighted
                                              Number of    Average
                                               Options     Exercise
                                             -------------------------
(options in thousands)                                      Price
                                             -------------------------
Balance at December 31, 1998                    2,109      $ 16.22
Granted                                           715      $ 31.01
Exercised                                         (65)     $ 12.20
Canceled                                         (146)     $ 24.09
                                              -------      -------
Balance at December 31, 1999                    2,613      $ 19.93
Granted                                           471      $ 24.47
Exercised                                        (127)     $ 13.79
Canceled                                         (214)     $ 27.29
                                              -------      -------
Balance at December 31, 2000                    2,743      $ 20.44
Granted                                           510      $ 20.77
Exercised                                         (32)     $ 9.22
Canceled                                         (170)     $ 27.26
                                              -------      -------
Balance at December 31, 2001                    3,051      $ 20.24
                                              =======      =======

The following table summarizes information concerning currently outstanding and exercisable options:

(options in thousands)

                          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                      Weighted
                                       Average    Weighted                Weighted
Range of                             Outstanding   Average                 Average
Exercise                 Number      Contractual  Exercise   Number       Exercise
Prices                 Outstanding  Life (years)    Price  Exercisable      Price
----------------------------------------------------------------------------------
$5.75-$10                   133          1.22    $  7.66       133       $  7.66
$10-$15                     695          3.99    $ 13.15       695       $ 13.15
$15-$20                     710          6.57    $ 17.56       368       $ 16.75
$20-$25                     790          8.04    $ 21.30       183       $ 22.01
$25-$30                     275          6.53    $ 28.33       151       $ 27.17
$30-$35                     424          7.59    $ 33.50        68       $ 31.37
$35-$40                      24          8.33    $ 36.88        24       $ 36.88
                          -----                              -----
                          3,051                              1,622
                          =====                              =====

At December 31, 2001, the range of exercise prices and weighted average remaining contractual life of outstanding options was $5.75 - $36.88 and 6.28 years, respectively.

At December 31, 2001, 2000 and 1999, the number of options exercisable was 1.6 million, 1.1 million and 0.8 million, respectively, and the weighted average exercise price of those options was $16.93, $14.89 and $12.86, respectively.

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been approximately $(59.0) million, or $(3.00) per share diluted during 2001, $15.0 million, or $0.80 per share diluted during 2000, and $7.9 million, or $0.53 per share diluted during 1999. The weighted average fair value of the options granted during 2001, 2000, and 1999 is estimated as $5.66, $6.65 and $9.06, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield for all years, volatility of 54% for 2001, 50% for 2000 and 50% for 1999, risk-free interest rate of 4.03% to 4.15% in 2001, 6.12% to 6.72% in 2000, 4.46% to 5.83% in 1999, assumed annual forfeiture rate of 22% for 2001, 20% for 2000 and 16% for 1999, and an expected life of 4 years for all years.

Note 9 - Income Taxes

Income tax expense (benefit) based on income (loss) before income taxes and extraordinary item consists of:

                                                                        Year ended December 31,
(in thousands)                                                  2001               2000              1999
Current:
U.S. Federal                                                   $  2,428           (1,480)            1,855
State and local                                                     106              178               908
Foreign                                                            (992)           5,311             2,260
                                                               --------------------------------------------
                                                                  1,542            4,009             5,023
Deferred:
U.S. Federal                                                     (5,698)           2,332             1,146
State and local                                                    (608)             269                --
Foreign                                                             (54)             605              (305)
                                                               --------------------------------------------
                                                                 (6,360)           3,206               841
Charges in lieu of taxes:
Attributable to employee stock plans                                 94              954               322
Attributable to acquired  net operating loss carryforwards          743              360               819
                                                               --------------------------------------------
                                                                    837            1,314             1,141
                                                               $ (3,981)           8,529             7,005
                                                               ============================================

Included in deferred taxes for 2001 is $0.6 million related to the cumulative effect attributed to the adoption of SFAS No. 133 and the change of the fair value of the derivative financial instrument included in other comprehensive income (loss).

Total income tax expense for 1999 is $6.3 million including the $0.7 million benefit allocated to the extraordinary loss.

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal statutory income tax rate to income (loss) before income tax and extraordinary item as a result of the following:

                                                                          Year ended December 31,
(in thousands)                                                     2001             2000              1999
Tax at statutory rate                                         $ (20,403)           9,950             7,097
State taxes, net of federal benefit                                (326)             291               590
Tax exempt interest                                                  --               --              (208)
Tax benefit from use of foreign sales corporation                  (446)          (1,386)             (341)
Effect of foreign operations                                     (2,093)          (2,554)           (1,616)
Amortization of goodwill                                          1,935            2,032             1,481
Write-off of goodwill                                             7,380               --                --
Adjustment to US taxes on foreign income                          2,555               --                --
Losses in foreign jurisdictions for which no
    benefit has been provided                                     7,449               --                --
Other                                                               (32)             196                 2
                                                              --------------------------------------------
Total income tax expense (benefit)                            $  (3,981)           8,529             7,005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                           December 31,
(in thousands)                                                         2001              2000
Deferred tax assets:
     Carrying values of inventories                                  $ 1,299             1,607
     Accrued liabilities and allowances deductible for
        tax purposes on a cash basis                                   4,727             1,528
     Plant and equipment                                               2,534                --
     Goodwill                                                          4,895                --
     Net operating loss carryforwards                                  3,494             1,173
                                                                     -------------------------
                                                                      16,949             4,308
Less valuation allowance                                              (7,869)           (1,173)
                                                                     -------------------------
     Net deferred tax assets                                           9,080             3,135
Deferred tax liabilities:
     Plant and equipment, due to differences in depreciation          (4,155)           (7,557)
     Undistributed earnings of foreign subsidiary                     (2,555)               --
     Other                                                            (1,989)           (2,115)
                                                                     -------------------------
     Gross deferred tax liability                                     (8,699)           (9,672)
                                                                     -------------------------
         Net deferred tax asset (liability)                          $   381            (6,537)
                                                                     =========================

The valuation allowance for deferred tax assets as of January 1, 1999 was zero. The net change in the total valuation allowance for the years ended December 31, 2001, 2000 and 1999 was an increase of $6.7 million, $0.7 million and $0.5 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2001. At December 31, 2001, the Company had operating loss carryforwards of approximately $1.2 million in Brazil, $2.5 million in Scotland, and $2.4 million in Ireland with indefinite carryforward periods and $6.0 million in Mexico with a ten-year carryforward period. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. Tax benefits of approximately $0.4 million that are realized in the future from the utilization of these carryforwards will be reported as a reduction of goodwill.

Worldwide income (loss) before income taxes and extraordinary item consisted of the following:

                                 Year ended December 31,
(in thousands)          2001           2000           1999
United States        $(51,552)         1,656          10,294
Foreign                (6,741)        26,774           9,982
                     ---------------------------------------
                     $(58,293)        28,430          20,276
                     =======================================

Cumulative undistributed earnings of certain foreign subsidiaries amounted to $44.3 million as of December 31, 2001. The Company considers earnings from these foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, such distributed earnings would be reportable for U.S. income tax purposes (subject to adjustment for foreign tax credits). The Company's manufacturing operations in Ireland are subject to a 10% tax rate through December 2010. Thereafter, the applicable statutory tax rate will be

12.5%. As a result of these reduced rates, income tax expense for the years ended December 31, 2001, 2000 and 1999 is approximately $1.1 million (approximately $0.06 per share diluted), $1.2 million (approximately $0.06 per share diluted) and $1.0 million (approximately $0.07 per share diluted), respectively, lower than the amount computed by applying the statutory tax rates (20% in 2001, 24% in 2000 and 28% in 1999).

Note 10 - Major Customers

The Company's customers operate in industries that are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. Developments adverse to the electronics industry, the Company's customers or their products could impact the Company's overall credit risk.

The Company extends credit based on evaluation of its customers' financial condition and generally does not require collateral or other security from its customers and would incur a loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement.

Sales to major customers were as follows for the indicated periods:

                             Year ended December 31,
(in thousands)         2001           2000            1999
                      --------------------------------------
Customer A            279,425        140,597          46,776
Customer B            197,245        270,901         143,173
Customer C             96,694        171,178         153,694
Customer D             42,842        118,224          27,135

Note 11 - Segment and Geographic Information

The Company has 14 manufacturing facilities in the Americas, Europe, and Asia regions to serve its customers. The Company is operated and managed geographically. The Company's management evaluates performance and allocates the Company's resources on a geographic basis. Intersegment sales, primarily constituting sales from the Americas to Europe, are generally recorded at prices that approximate arm's length transactions. Operating segments' measure of profitability is based on income (loss) from operations (prior to amortization of goodwill and unallocated corporate expenses). Certain corporate expenses, including items such as insurance and software licensing costs, are allocated to these operating segments and are included for performance evaluation. Amortization expense associated with capitalized software costs is allocated to these operating segments, but the related assets are not allocated. Amortization expense associated with goodwill is not allocated to the results of operations in analyzing segments, but the related balances are allocated to the segments. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole. The Company has three reportable operating segments: the Americas, Europe, and Asia. Information about operating segments was as follows:

                                                                       Year ended December 31,
(in thousands, except per share data)                           2001             2000               1999
Net sales:
Americas                                                   $  1,151,330        1,631,317           724,963
Europe                                                          251,173          304,002           219,393
Asia                                                             27,670           38,793            14,393
Elimination of intersegment sales                              (153,223)        (269,188)          (80,910)
                                                           -----------------------------------------------
                                                           $  1,276,950        1,704,924           877,839
                                                           ===============================================
Depreciation and amortization:
Americas                                                   $     33,760           31,496            19,222
Europe                                                            5,188            7,617             5,180
Asia                                                                692              728               235
Corporate - goodwill                                             12,219           12,841             6,430
                                                           -----------------------------------------------
                                                           $     51,859           52,682            31,067
                                                           ===============================================
Income (loss) from operations:
Americas                                                   $     16,824           51,580            26,140
Europe                                                            2,013           19,085            11,040
Asia                                                              2,186            3,138               826
Corporate and intersegment eliminations                         (63,404)         (20,408)           (9,383)
                                                           -----------------------------------------------
                                                           $    (42,381)          53,395            28,623
                                                           ===============================================
Capital expenditures:
Americas                                                   $     14,783           42,179            20,364
Europe                                                            2,023            5,175             3,347
Asia                                                                807              630               160
                                                           -----------------------------------------------
                                                           $     17,613           47,984            23,871
                                                           ===============================================
Total assets:
Americas                                                   $    532,047          812,882           572,904
Europe                                                          113,824          143,265           146,004
Asia                                                             17,346           16,537            20,026
Corporate                                                        22,888           18,537            21,904
                                                           -----------------------------------------------
                                                           $    686,105          991,221           760,838
                                                           ===============================================

Corporate assets consist primarily of capitalized software costs and debt financing costs.

The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

                                                                         Year ended December 31,
(in thousands, except per share data)                           2001              2000             1999
Net sales derived from:
Printed circuit boards                                     $  1,036,348        1,594,967           756,552
Systems integration and box build                               240,602          109,957           121,287
                                                           -----------------------------------------------
                                                           $  1,276,950        1,704,924           877,839
                                                           -----------------------------------------------
Geographic net sales:
United States                                              $    959,163        1,204,165           659,134
Europe                                                          190,259          251,839           168,193
Asia and other                                                  127,528          248,920            50,512
                                                           -----------------------------------------------
                                                           $  1,276,950        1,704,924           877,839
                                                           -----------------------------------------------
Long-lived assets:
United States                                              $     84,877          108,415            93,805
Europe                                                           12,215           18,539            24,538
Asia and other                                                    8,907           28,582            21,874
                                                           -----------------------------------------------
                                                           $    105,999          155,536           140,217
                                                           -----------------------------------------------

Note 12 - Employee Benefit Plans

The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant's contribution. The Company may also make discretionary contributions to the plans. During 2001, 2000 and 1999 the Company made contributions to the plans of approximately $2.2 million, $2.2 million and $1.7 million, respectively.

The Company has incentive bonus plans for the benefit of its employees, including executive officers. These incentive bonus plans replaced the Company's Incentive Bonus Plan, which was adopted in 1992. The total amount of cash bonus awards to be made under these incentive bonus plans for any period depends primarily on the Company's earnings before income tax for that period.

For any plan period, the Company's earnings before income tax must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company, or the Company's division or subsidiary, in its business plan, as established at the beginning of each plan period, for any bonus awards to be made. The Compensation Committee of the Company's Board of Directors has the authority to determine the total amount of bonus awards, if any, to be made to the Company's corporate employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $1.8 million in 2001 and $4.1 million in 2000 in conjunction with these incentive bonus plans. No bonus amounts were accrued or expensed in 1999.

Note 13 - Financial Instruments

The carrying values and estimated fair values of financial instruments, including derivative financial instruments were as follows:

                                                                 December 31, 2001                  December 31, 2000
                                                                 ----------------------------------------------------
                                                              Carrying             Fair            Carrying         Fair
(in thousands)                                                Amount              Value             Amount          Value
                                                              ------------------------------------------------------------
Liabilities:
Other long-term debt, excluding current installments          $  44,695           44,742            67,094         67,551
Revolving credit facility                                            --               --            93,500         93,500
Convertible subordinated notes                                   80,200           64,361            80,200         70,408

Derivative liabilities:
Interest rate swap                                            $  (1,556)          (1,556)               --           (667)

The Company used market quotes to estimate the fair value of its financial instruments. The carrying amounts of cash equivalents, accounts receivable, accrued liabilities, accounts payable and current installments of other long-term debt approximate fair value.

Note 14 - Concentrations of Business Risk

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

Note 15 - Contingencies

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

The Company filed suit against J.M. Huber Corporation (the Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby the Company acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that the Company failed to comply with certain obligations under the contract requiring the Company to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with the Company's suit in the United States District Court for the Southern District of Texas. The Company is vigorously pursuing its claims against Seller and defending against Seller's allegations. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

On April 14, 2000, the Company, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (the Foundation). The lawsuit alleges that the Company has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines the Company has purchased. On November 2, 2000, the Company filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgment Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgment in the cases filed by Cognex and Symbol. The Company continues to explore any indemnity or similar rights the Company may have against manufacturers of the machines or other third parties. The Company intends to vigorously defend against such claim and pursue all rights it has against third parties. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 16 - Restructuring Charges and Asset Write-offs

During 2001, the Company recorded restructuring charges of approximately $7.6 million ($5.3 million after-tax). These charges related to reductions in the Company's cost structure, including reductions in force and included costs resulting from payment of employee severance, consolidation of facilities and abandonment of leased equipment. These restructuring costs included severance costs of approximately $6.6 million and losses from lease commitments of $1.0 million. Cash paid for severance costs and leasing expenses during the year ended December 31, 2001 totaled approximately $5.6 million and $0.9 million, respectively.

In the third quarter of 2001, the Company recorded asset write-offs of approximately $61.7 million ($43.2 million after-tax) for the write-down of long-lived assets to fair value. Included in the long-lived asset impairment are charges of approximately $28.0 million which related to property, plant and equipment associated with the consolidation and downsizing of certain manufacturing facilities and the write-off of approximately $33.7 million of the remaining goodwill and other intangibles related to these facilities.

The employee severance and benefit costs related to the elimination of approximately 1,600 positions worldwide. Approximately 85% of the positions eliminated were in the Americas region, 13% were in Europe and 2% were in Asia. The employment reductions primarily affected employees in manufacturing. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe.

Independent Auditors' Report

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Houston, Texas
February 5, 2002

Management's Report

The management of Benchmark Electronics, Inc. has prepared and is responsible for the consolidated financial statements and related financial data contained in this report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include certain amounts based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

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

Donald E. Nigbor
Chairman & Chief Executive Officer

Cary T. Fu
President & Chief Operating Officer

Gayla J. Delly
Vice President Finance, Chief Financial Officer & Treasurer

Corporate Information

Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 2001, 2000 and 1999. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

                                                                                  2001 Quarter
(in thousands, except per share data)                            1st               2nd                3rd            4th
Sales                                                        $  431,905          317,433           257,969        269,643
Gross profit                                                     32,163           22,052            18,898         20,397
Net income (loss)                                                 5,112           (2,093)          (57,015)          (316)
Earnings (loss) per common share:
  Basic                                                            0.26            (0.11)            (2.90)         (0.02)
  Diluted                                                          0.25            (0.11)            (2.90)         (0.02)

                                                                                  2000 Quarter
                                                                  1st               2nd               3rd            4th
Sales                                                        $  349,155          406,572           459,539        489,658
Gross profit                                                     23,646           29,704            33,900         36,857
Net income                                                        1,977            3,605             6,236          8,081
Earnings per common share:
  Basic                                                            0.12             0.22              0.34           0.41
  Diluted                                                          0.12             0.21              0.32           0.40

                                                                                  1999 Quarter
                                                                  1st               2nd             3rd              4th
Sales                                                        $  146,546          162,621           229,870        338,802
Gross profit                                                     14,690           16,854            13,764         22,222
Income before extraordinary item                                  5,037            5,605             1,336          1,293
Extraordinary item- loss on extinguishment of debt                   --               --            (1,297)            --
Net income                                                        5,037            5,605                39          1,293
Earnings per common share:
  Basic                                                            0.43             0.44              0.00           0.08
  Diluted                                                          0.40             0.41              0.00           0.08

Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated.

                                                                     Quarter
                                              1st               2nd             3rd            4th
2002 (through March 15, 2002)
High                                      $ 32.2200
Low                                       $ 18.6000

2001
High                                      $ 34.4500           28.5000         26.6000        23.1500
Low                                       $ 17.5000           16.9500         14.4500        15.0500

2000
High                                      $ 39.3125           42.5000         64.1875        54.5000
Low                                       $ 17.8125           31.6250         36.5625        19.6875

The last reported sale price of Common Stock on March 15, 2002, as reported by the New York Stock Exchange, was $29.70. There were approximately 107 record holders of Common Stock as of March 15, 2002.

The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

Selected Financial Data

Benchmark Electronics, Inc. and Subsidiaries

                                                                         Year ended December 31,
(in thousands, except per share data)                  2001            2000          1999          1998           1997
Selected Statements of Income Data (1)
Sales                                              $  1,276,950    $ 1,704,924   $   877,839   $   524,065   $  325,229
Cost of sales                                         1,183,440      1,580,817       810,309       472,354      285,630
                                                   --------------------------------------------------------------------
   Gross profit                                          93,510        124,107        67,530        51,711       39,599
Selling, general and administrative expenses             54,383         57,871        32,477        17,680       12,817
Restructuring charges (2)                                 7,569             --            --            --           --
Asset write-offs (2)                                     61,720             --            --            --           --
Amortization of goodwill                                 12,219         12,841         6,430         3,311        1,670
                                                   --------------------------------------------------------------------
   Income (loss) from operations                        (42,381)        53,395        28,623        30,720       25,112
Interest expense                                        (16,998)       (24,396)       (9,696)       (4,394)      (2,472)
Interest income                                           1,508            770           605           479        1,163
Other income (expense)                                     (422)        (1,339)          744            85          149
Income tax benefit (expense)                              3,981         (8,529)       (7,005)      (10,518)      (8,862)
                                                   --------------------------------------------------------------------
   Income (loss) before extraordinary item              (54,312)        19,901        13,271        16,372       15,090
Extraordinary item - loss on extinguishment
 of debt                                                     --             --        (1,297)           --           --
                                                   --------------------------------------------------------------------
           Net income (loss)                       $   (54,312)    $    19,901   $    11,974   $    16,372   $   15,090
                                                   ====================================================================
Earnings (loss) per share (3)
Basic:
   Income (loss) before extraordinary item         $      (2.77)   $      1.13   $      0.94   $      1.41   $     1.31
   Extraordinary item                                        --             --         (0.09)           --           --
                                                   --------------------------------------------------------------------
   Earnings (loss) per share (3)                   $      (2.77)   $      1.13   $      0.85   $      1.41   $     1.31
                                                   ====================================================================
Diluted:
   Income (loss) before extraordinary item         $      (2.77)   $      1.06   $      0.88   $      1.35   $     1.26
   Extraordinary item                                        --             --         (0.08)           --           --
                                                   --------------------------------------------------------------------
   Earnings (loss) per share (3)                   $      (2.77)   $      1.06   $      0.80   $      1.35   $     1.26
                                                   ====================================================================
Weighted average number of shares outstanding
Basic                                                    19,625         17,578        14,081        11,594       11,508
Diluted                                                  19,625         18,718        15,010        12,098       12,004

Ratio of earnings to fixed charges                           --           2.00x         2.74x         6.03x        9.03x
Deficiency                                         $     58,293            N/A           N/A           N/A          N/A

                                                                               December 31,
(in thousands)                                             2001           2000          1999          1998         1997
Selected Balance Sheet Data
Working capital                                    $    267,839    $   347,318   $   177,926   $    86,265   $   87,879
Total assets                                            686,105        991,221       760,838       241,896      190,322
Total debt                                              147,262        261,069       221,995        54,311       30,485
Shareholders' equity                               $    351,682    $   411,945   $   281,935   $   138,001   $  120,872

(1) See Note 2 of Notes to Consolidated Financial Statements for discussion of acquisitions and disposition.
(2) See Note 16 of Notes to Consolidated Financial Statements for a discussion of the restructuring charges and asset write-offs occurring in 2001.
(3) See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings (loss) per common share.

Corporate and Shareholder Data

Officers
Donald E. Nigbor(1)
Chairman of the Board and
Chief Executive Officer

Cary T. Fu(1)
President and
Chief Operating Officer

Gayla J. Delly(1)
Vice President Finance,
Chief Financial Officer
and Treasurer

Steven A. Barton(2)
Executive Vice President

Lenora A. Gurton
Secretary

Christopher Nawrocki
Group President

Legal Counsel
Bracewell & Patterson, L.L.P.
Houston, Texas

Independent Auditors
KPMG LLP
Houston, Texas

Directors
David H. Arnold(3)(4)
Retired - Former President
EMD Associates, Inc.
Winona, Minnesota
(Acquired by Benchmark, 1996)

John C. Custer(3)(4)
Retired - Former Chairman of the Board
Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

Peter G. Dorflinger(3)(4)
President
GlasTech, Inc.
Austin, Texas
(Dental products manufacturer)

Cary T. Fu
President and Chief Operating Officer
Benchmark Electronics, Inc.

Donald E. Nigbor
Chairman of the Board and
Chief Executive Officer
Benchmark Electronics, Inc.

(1) Executive Officer
(2) Part-time since June 1993
(3) Member of Audit Committee
(4) Member of Compensation Committee

Notices
Stock Transfer Agent and Registrar
Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:
   Computershare Trust Company
   P.O. Box 1596
   Denver, CO. 80201-1596
   303/986-5400.

Stock Trading
The common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K
Benchmark will provide a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission, without charge upon written request to:
   Gayla J. Delly
   Vice President Finance
   Chief Financial Officer and Treasurer
   Benchmark Electronics, Inc.
   3000 Technology Drive
    Angleton, TX 77515.

Financial Mailing List
Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting
Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 14, 2002, at the
         Hyatt Regency Houston
         1200 Louisiana Street
         Houston, Texas.