Form 10-K, Exhibit 13
period 2002-12-31
BENCHMARK ELECTRONICS INC
filed 2003-03-25
CIK 863436

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

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

Allowance for doubtful accounts

Our accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer's ability to pay as well as the age of the receivables. To evaluate a specific customer's ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts was $5.8 million at December 31, 2002.

Inventory obsolescence reserve

We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. We write down our inventories for estimated obsolescence equal to the difference between the cost of inventory and estimated market value based on assumptions of future demands and market conditions. We evaluate on a quarterly basis our inventory valuation based on current and forecasted usage and the latest forecasts of product demand and production requirements from our customers. Customers frequently make changes to their forecasts, requiring that we make changes to our inventory purchases, commitments, and production scheduling and may require us to cancel open purchase commitments with our vendors. This process may lead to on-hand inventory quantities and on-order purchase commitments that are in excess of the customer's revised needs, or parts that become obsolete before use in production. We record inventory reserves for excess and obsolete inventory for inventory which we have determined that our customers are not responsible for or for which we believe they are unable to fulfill their obligation to purchase such inventory from us. The allowance for excess and obsolete inventory was $17.2 million at December 31, 2002. If actual market conditions are less favorable than those we projected, additional inventory write downs may be required.

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

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

        Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. As of December 31, 2002, we had net goodwill of approximately $119.8 million.

RECENT ACQUISITIONS AND DISPOSITION

On July 29, 2002, we completed the acquisition (the "Acquisition") of all of the issued and outstanding capital stock of ACT Manufacturing Holdings UK Limited ("UK") and 68,374,718 shares, constituting at least 99.77% of the issued and outstanding capital stock of ACT Manufacturing (Thailand) Public Company Limited ("Thailand") from ACT Manufacturing, Inc. ("ACT") pursuant to the terms of an Asset and Share Purchase Agreement dated as of July 2, 2002 by and between Benchmark and ACT

(the "Purchase Agreement"). ACT had previously filed for reorganization under Chapter 11 of the United States Bankruptcy Code; the Purchase Agreement and the transactions contemplated thereby were approved by the bankruptcy court. The facilities acquired include a facility owned in Ayudhaya, Thailand and a leased facility in Leicester, England. The 240,000 square foot manufacturing facility in Ayudhaya, Thailand (near Bangkok) provides electronics manufacturing services, including printed circuit board ("PCB") assembly and test, systems assembly and test, prototyping, warranty repair, materials procurement and engineering support services. The facility has experience in radio frequency ("RF") and wireless product manufacturing, as well as a full suite of RF testing capabilities. The 55,000 square foot manufacturing facility in Leicester, England provides electronics manufacturing services, including PCB design, assembly and test, and systems assembly and test. In addition to the Ayudhaya and Leicester facilities, the Acquisition included leased international purchasing offices in San Jose, California, Hong Kong and The Republic of Singapore. As consideration for the Acquisition, we paid $45.2 million in cash and acquisition costs of $0.8 million. We are accounting for the acquisition utilizing the accounting principles promulgated by SFAS 141 and 142. Therefore, the results of operations of the UK and Thailand operations since July 29, 2002 have been included in the accompanying consolidated statements of income. The allocation of the net purchase price of the Acquisition resulted in goodwill of approximately $5.9 million.

        On October 2, 2000, we acquired substantially all of the assets and properties, net of assumed liabilities, of the MSI Division of Outreach Technologies, Inc. This operation in Manassas, Virginia was acquired for $3.5 million, as adjusted. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of the Manassas facility since October 2, 2000 have been included in our financial statements. The acquisition resulted in goodwill of approximately $0.4 million.

        On September 15, 2000, we closed the sale of our Swedish operations for $19.6 million. The Swedish operations accounted for 3.7% of our sales and 14.4% of our operating income for the year ended December 31, 2000.

        The inclusion of the operations of the acquired facilities in Thailand and the UK in Benchmark's accounts are responsible for a substantial portion of the variations in the results of our operations (including components thereof) from 2002 to 2001. The effects of the Acquisition on our financial condition and our reported results of operations should be considered when reading the financial information contained herein.

        The potential effect of the Acquisition on our future financial condition, liquidity and results of operations should be considered when reading the historical financial information and related discussions set forth in the following section. See Note 2 to the Consolidated Financial Statements.

        Recently adopted accounting principles changed the way we account for amortization of goodwill by requiring us to no longer amortize goodwill effective January 1, 2002. We are also required to test goodwill for impairment at least annually. See Notes 1 and 5 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table presents the percentage relationship that certain items in our Consolidated Statements of Income (Loss) bear to sales for the periods indicated. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

	Year ended December 31,
Percentage of Sales
	2002	2001	2000
Sales	100.0%	100.0%	100.0%
Cost of sales	92.3	92.7	92.7

Gross profit	7.7	7.3	7.3
Selling, general and administrative expenses	3.9	4.3	3.4
Asset write-offs	.1	4.8	—
Restructuring charges	—	.6	—
Amortization of goodwill	—	1.0	.8

Income (loss) from operations	3.6	(3.4)	3.1
Other income (expense)	(0.3)	(1.2)	(1.4)

Income (loss) before income taxes	3.4	(4.6)	1.7
Income tax benefit (expense)	(1.2)	0.3	(.5)

Net income (loss)	2.2%	(4.3)%	1.2%

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Sales

Sales in 2002 increased $353.1 million, or 27.6%, as compared to 2001 sales. Of this net increase, there is a 28.0% increase resulting from the facilities acquired on July 29, 2002, a 22.7% decrease resulting from the consolidation and downsizing of certain manufacturing facilities during 2001, a 48.3% increase attributable to the operation of the systems integration facilities and an approximately 46.4% net increase in sales volumes.

        We have 16 manufacturing facilities in the Americas, Europe and Asia to serve our customers. We are operated and managed geographically. See Note 12 to the Consolidated Financial Statements. Our facilities in the Americas provided 81.9% and 84.6% of net sales, respectively, during 2002 and 2001. Our Americas region includes facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Manassas, Virginia and Winona, Minnesota. There are two facilities in Huntsville, Alabama—a systems integration facility opened during 2000 and the printed circuit board ("PCB") facility acquired in 1999. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale. Our facilities in Europe provided 12.3% and 13.3% of net sales, respectively, during 2002 and 2001. Our Europe region includes facilities in Cork, Ireland, Dublin, Ireland, East Kilbride, Scotland and Leicester, England. Our facilities in Asia provided 5.7% and 2.1% of our net sales, respectively, during 2002 and 2001. Our Asia region includes facilities in the Republic of Singapore and Ayudhaya, Thailand. The Singapore facility includes both a systems integration and PCB operation. These operations were in separate facilities during 2001.

        As a result of our international sales and facilities, our operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on our results of operations through December 31, 2002. However, we cannot assure you that there will not be an adverse impact in the future. See RISK FACTORS for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency and for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad. During 2002 and 2001, 22.1% and 23.3%, respectively, of our sales were from our international operations. The decrease in the percentage of international sales for 2002 as compared to 2001 primarily reflects the downsizing of the Cork, Ireland facility offset by additional sales resulting from the operation of the systems integration facilities in Dublin, Ireland and Singapore and the inclusion of the sales for the facilities in the United Kingdom and Thailand that were acquired on July 29, 2002.

        A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2002, our three largest customers together represented 69.4% of our sales, with one customer accounting for 51.2% of our sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. As we ramp new programs and the new programs mature, we expect the percentage of sales to our three largest customers to decline. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us. Recently our customers have experienced a decline in demand for their products, which has had an adverse effect on our results of operations. See Note 11 to the Consolidated Financial Statements.

        We had a year-end backlog of approximately $994.3 million at December 31, 2002, as compared to the 2001 year-end backlog of $855.1 million. Although we expect to fill substantially all of our backlog during 2003, at December 31, 2002, we do not have long-term agreements with all of our customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

Americas

Sales in the Americas during 2002 increased $255.5 million compared to 2001. Of this net increase, there is a 56.6% increase attributable to the operation of the systems integration facilities, a 26.4% decrease resulting from the consolidation and downsizing of certain manufacturing facilities during 2001 and an approximately 69.8% net increase in sales volume. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale.

Europe

Sales in Europe during 2002 increased $30.7 million compared to 2001. Of this net increase, there is a 61.9% increase in European sales resulting from the Leicester, England facility acquired in July 2002, a 81.6% increase in sales volumes from systems integration customers, a 41.7% decrease resulting from the downsizing of the Cork, Ireland facility during 2001 and an approximately 1.8% decrease due to the net decrease in sales volume resulting from the continued slowdown in the technology marketplace.

Asia

Sales in Asia increased by $66.9 million during 2002 compared to 2001. Of this net increase, there is an approximately 119.3% increase resulting from the Thailand facility acquired in July 2002, a 1.5% increase in sales volumes from systems integration customers and an approximately 20.8% decrease due to the net decrease in sales volume resulting from the continued slowdown in the technology marketplace.

Gross Profit

Gross profit increased 33.5% to $124.9 million for 2002 from $93.5 million in 2001. Gross profit as a percentage of sales for 2002 and 2001, respectively, was 7.7% and 7.3%. The increase in gross profit was a result of the combined effect of fluctuations in capacity utilization, higher sales volumes, changes in product mix, favorable component market conditions, cost reductions, and efforts to integrate recent acquisitions. The combined effect of these factors, which are continually changing and are interrelated, make it impracticable to determine with precision the separate effect of each factor. We expect that a number of high volume programs serving customers in price sensitive markets will remain subject to competitive restraints on the margin that may be realized from these programs and that these restraints will exert downward pressure on our margins in the near future. For the foreseeable future, our gross margin is expected to depend primarily on the length and severity of the general slowdown in the technology marketplaces, facility utilization, product mix, start-up of new programs, pricing within the electronics industry, and the integration of acquisitions. The gross margins at each facility and for Benchmark as a whole are expected to continue to fluctuate. Increases in start-up costs associated with new programs and pricing within the electronics industry also could adversely impact our gross margin.

        The 2002 and 2001 gross profit reflects charges related to reserves for excess and obsolete inventory. During 2002 and 2001, $13.8 million and $7.6 million of additional inventory reserves were recorded, respectively. These charges related to inventory written down to lower of cost (principally first-in, first-out method) or market, raw materials held specific to customers who were no longer in business, and changes in customer demand for inventory that resulted in excess quantities on hand. Inventory is procured by us based on specific customer orders. Correspondingly, customer modifications to orders for inventory previously procured by us (e.g. cancellations as well as inventory that is highly customized and therefore not available for use by other customers) resulted in excess and obsolete inventory for the related customers that could not be recovered through put back to vendors or the specific customer concerned.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $64.2 million in 2002, an increase of 18.0% from $54.4 million in 2001. Selling, general and administrative expenses as a percentage of sales was 3.9% and 4.3%, respectively, in 2002 and 2001. The increase in selling, general and administrative expenses was the result of merger and acquisition activities, start-up activities for China and other volume related expenses.

        The charge to operations for bad debt allowance was $6.6 million during 2002 as compared to $2.6 million in 2001.

Restructuring Charges and Asset Write-offs

During 2002, we recorded asset write-offs of $1.6 million ($1.0 million after-tax) for the write-down of long-lived assets held for sale to fair value. Our Pulaski, Tennessee facility is currently held for sale. Our Mansfield, Massachusetts facility was closed during 2001 and we have notified the lessor of our intention to abandon the facility.

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

        The employee severance and benefit costs related to the elimination of approximately 1,600 positions worldwide during 2001. Approximately 85% of the positions eliminated were in the Americas region, 13% were in Europe and 2% were in Asia. The employment reductions primarily affected employees in manufacturing. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. See Note 17 to the Consolidated Financial Statements.

Amortization of Goodwill

Effective January 1, 2002, we adopted accounting principles that change the way we account for amortization of goodwill. In accordance with SFAS No. 142, we no longer amortized goodwill effective January 1, 2002. The amortization of goodwill for 2001 was $12.2 million. We are also required to test goodwill for impairment at least annually. As of December 31, 2002, no impairment of goodwill was required. See Note 5 to the Consolidated Financial Statements.

Interest Expense

Interest expense was approximately $11.4 million and $17.0 million, respectively, in 2002 and 2001. The decrease was due to reductions in interest rates and repayments of outstanding debt. See Note 7 to the Consolidated Financial Statements.

Interest Income

Interest income was approximately $4.4 million in 2002 compared to $1.5 million in 2001. The increase was due to the investment of increased available cash in interest bearing cash equivalents offset by declining rates.

Income Tax Benefit (Expense)

Income tax expense of $19.1 million represented an effective tax rate of 34.7% for the year ended December 31, 2002, compared with an effective tax rate of 6.8% for the year ended December 31, 2001. The increase in the effective tax rate is primarily due to the higher estimated income before income taxes for 2002 in the United States as compared to 2001. See Note 10 to the Consolidated Financial Statements.

Net Income (loss)

We reported net income of approximately $35.9 million, or diluted earnings of $1.51 per share for 2002, compared with net loss of approximately $(54.3) million, or diluted loss of $(2.77) per share for 2001. The net increase of $90.2 million in 2002 was due to the factors discussed above.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Sales

Sales in 2001 decreased $428.0 million, or 25.1%, as compared to 2000 sales, primarily as a result of unfavorable economic conditions and a decline in demand due to the downturn experienced by the electronics industry. Of this net decrease, there is a 14.8% decrease resulting from the sale of the Swedish operations, a 23.5% increase attributable to the operation of the new facilities added during the fourth quarter of 2000 and an approximately 108.7% net decrease in sales volume resulting from the continued slowdown in the technology marketplace.

        Our facilities in the Americas provided 84.6% and 84.1% of net sales, respectively, during 2001 and 2000. Our Americas region includes facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Manassas, Virginia and Winona, Minnesota. There are two facilities in Huntsville, Alabama—a systems integration facility opened during 2000 and the PCB facility acquired in 1999. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale. Our facilities in Europe provided 13.3% and 13.8% of net sales, respectively, during 2001 and 2000. Our Europe region includes facilities in Cork, Ireland, Dublin, Ireland and East Kilbride, Scotland. Our facilities in Asia provided 2.1% of our net sales during 2001 and 2000. There are two facilities in Singapore—a systems integration facility opened at the end of 2000 and the PCB facility acquired in 1999.

        A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2001, our three largest customers accounted for approximately 44.9% of our sales, and our largest customer accounted for approximately 21.9% of sales. See Note 11 to the Consolidated Financial Statements.

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

        On September 15, 2000, we closed the sale of our Swedish operations for $19.6 million. The Swedish operations accounted for 3.7% of our sales and 14.4% of our operating income for the year ended December 31, 2000. On a pro forma basis, after giving effect to the disposition of the Swedish operations as if it had occurred on January 1, 2000, our income before income taxes for the year ended December 31, 2000 would have been $21.7 million.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2001 decreased $3.5 million, or 6.0%, from 2000 to $54.4 million in 2001. The decrease in selling, general and administrative expenses reflects the impact of on-going efforts to manage operating expenses, offset by additional administrative expenses resulting from the acquisition of the Manassas, Virginia facility and the opening of additional facilities during the fourth quarter of 2000.

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

        The employee severance and benefit costs related to the elimination of approximately 1,600 positions worldwide. Approximately 85% of the positions eliminated were in the Americas region, 13% were in Europe and 2% were in Asia. The employment reductions primarily affected employees in manufacturing. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. See Note 17 to the Consolidated Financial Statements.

Goodwill

The amortization of goodwill for the years ended December 31, 2001 and 2000 was $12.2 million and $12.8 million, respectively. The decrease was due to the write-off of $33.7 million of goodwill related to certain facilities that were consolidated and downsized during 2001.

Interest Expense

Interest expense was approximately $17.0 million and $24.4 million, respectively, in 2001 and 2000. The decrease was due to reductions in interest rates and repayments of outstanding debt. See Note 7 to the Consolidated Financial Statements.

Interest Income

Interest income was approximately $1.5 million in 2001 compared to $0.8 million in 2000. The increase was due to the investment of increased available cash in interest bearing cash equivalents offset by declining rates.

Income Tax Benefit (Expense)

Income tax benefit of $4.0 million represented an effective tax rate of 6.8% for the year ended December 31, 2001, compared with an effective tax rate of 30.0% for the year ended December 31, 2000. The decrease in the effective tax rate was due primarily to lower foreign tax rates applicable to a portion of pretax income in 2001, partially offset by nondeductible amortization of goodwill and for tax losses for which no benefit was recognized. See Note 10 to the Consolidated Financial Statements.

Net Income (loss)

We reported net losses of approximately $(54.3) million, or a diluted loss of $(2.77) per share for 2001, compared with net income of approximately $19.9 million, or diluted earnings of $1.06 per share, respectively for 2000. The net decrease of $74.2 million in 2001 was a result of the decline in revenue caused by the reductions in demand for our customers' products and the related restructuring charges and asset write-offs combined with the other factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our growth and operations through funds generated from operations, proceeds from the sale of our securities and funds borrowed under our credit facilities. Cash and cash equivalents increased to $312.6 million at December 31, 2002 from $59.9 million at December 31, 2001.

        Cash provided by (used in) operating activities was $221.9 million, $170.3 million and $(47.0) million in 2002, 2001 and 2000, respectively. The cash provided by operations during 2002 was primarily the result of increases in accounts payable and accrued liabilities and decreases in accounts receivable and inventories, net of effects from acquisitions. Our accounts receivable and inventories at December 31, 2002 decreased, net of effects from acquisitions, $28.8 million and $36.9 million, respectively, as compared to their levels at December 31, 2001, reflecting our increased backlog and effective working capital management during 2002. In 2001, significant decreases in accounts receivable and inventories were partially offset by decreases in accounts payable. Our accounts receivable and inventories at December 31, 2001 decreased $95.8 million and $145.4 million, respectively, from their levels at December 31, 2000, reflecting our decreased backlog, caused by reduced demand for our customers' products, and effective working capital management during 2001. In 2000, significant increases in accounts receivable and inventories, net of effects from the acquisition of the Manassas facility, were partially offset by increases in accounts payable, depreciation and amortization. Our accounts receivable and inventories at December 31, 2000 increased $81.3 million and $132.4 million, respectively, over their levels at December 31, 1999, reflecting our increased sales and backlog during 2000. We expect increases in inventories to support the anticipated growth in sales. We are continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. During 2002, 2001 and 2000, our gross profit was adversely affected by the write-down of $13.8 million, $7.6 million and $3.7 million, respectively, in excess and obsolete inventory that could not be put back to vendors or customers. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to us.

        Cash used in investing activities was $43.8 million, $20.8 million and $85.5 million, respectively, for the years ended December 31, 2002, 2001 and 2000. On July 29, 2002, we acquired the Thailand and UK operations for $36.2 million, net of cash acquired. Capital expenditures of $7.9 million, $17.6 million and $48.0 million during 2002, 2001 and 2000, respectively were primarily concentrated in test and manufacturing production equipment and leasehold improvements for the facility in Suzhou, China. During 2002, 2001 and 2000, we invested $0.3 million, $3.5 million and $0.6 million, respectively, on new software. Pursuant to the terms of the purchase agreement in connection with the AVEX acquisition, the working capital adjustment was settled in the second quarter of 2000 and $35.3 million was paid to Huber. The final working capital adjustment was $2.0 million greater than the current liability we had recorded at December 31, 1999 as an estimate of the working capital adjustment. We recorded the $2.0 million as an increase in goodwill during the quarter ended June 30, 2000. On October 2, 2000, we acquired substantially all of the assets and properties, net of assumed liabilities, of the Manassas facility for $3.5 million in cash. See Note 2 of Notes to Consolidated Financial Statements.

        Cash provided by (used in) financing activities was $79.5 million, $(112.2) million and $147.1 million, respectively, for the years ended December 31, 2002, 2001 and 2000. On April 15, 2002, we completed the public offering of 4,312,500 shares of our common stock for net proceeds of approximately $110.3 million. We currently expect to use the proceeds from the sale of our common stock for working capital and other general corporate purposes, including to finance our growth, for capital expenditures made in the ordinary course of business and for acquisitions of businesses, products and technologies that complement or expand our business. During 2002, we made principal payments on other long-term debt of $35.8 million and received $5.1 million from the exercise of stock options and the employee stock purchase plan. During 2001, we decreased borrowings outstanding under our revolving line of credit by $93.5 million (net) and made principal payments on other long-term debt of $20.3 million. On August 14, 2000, we completed the public offering of 3,162,500 shares of our common stock for net proceeds of $113.3 million. We used such proceeds to temporarily repay indebtedness outstanding under our revolving credit facility. During 2000, we increased borrowings outstanding under our revolving line of credit by $52.0 million (net) and made principal payments on other long-term debt totaling $19.7 million.

        We have a five-year term loan through a syndicate of commercial banks. Principal on this term loan is payable in quarterly installments of $5.5 million during 2003. The final three installments of $7 million are due on the last day of March, June and September 2004.

        We have a $175 million revolving line of credit facility with a syndicate of commercial banks. We are entitled to borrow under the revolving credit facility up to the lesser of $175 million or the sum of 75% of our eligible accounts receivable, 45% of our eligible inventories and 50% of our eligible fixed assets. Interest on the revolving credit facility and the term loan is payable quarterly, at our option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon our debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the revolving credit facility is payable quarterly in arrears. The revolving credit facility matures on September 30, 2004. As of December 31, 2002, we had no borrowings outstanding under the revolving credit facility, $0.4 million outstanding letters of credit and $174.6 million was available for future borrowings.

        The term loan and the revolving credit facility are secured by our domestic inventory and accounts receivable, 100% of the stock of our domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of our and our domestic subsidiaries' other tangible and intangible assets. The term loan and revolving credit facility contain customary financial covenants as to working capital, interest coverage, debt leverage, fixed charges, and consolidated net worth, and restricts our ability to incur additional debt, pay dividends, sell assets and to merge or consolidate with other persons without the consent of the bank. At December 31, 2002, we were in compliance with all such restrictions. In connection with the acquisition of the Thailand and UK facilities that closed on July 29, 2002, the term loan and revolving credit facility were amended to permit the acquisition of these subsidiaries.

        Our Thailand subsidiary has a Credit Agreement with Thai Farmers Bank Public Company Limited and Bank of Ayudhya Public Company Limited (the "Thai Credit Agreement"). The Thai Credit Agreement provides that the lenders will make available to our Thailand subsidiary up to approximately $53.5 million in revolving loans, term loans and machinery loans for a term of five years through September 2006. At December 31, 2002, $12.3 million was outstanding under the term loan bearing interest at a rate of 4.0%. The Thai Credit Agreement is secured by land, buildings and machinery in Thailand. In addition, the Thai Credit Agreement provides for approximately $1.4 million

(60.0 million Thai baht) in working capital availability. At December 31, 2002, our Thailand subsidiary had no working capital borrowings outstanding. The Thai Credit Agreement contains financial covenants as to debt coverage and the ratio of debt to equity. As of December 31, 2002, our Thailand subsidiary was in compliance with these covenants.

        We have outstanding $80.2 million principal amount of 6% Convertible Subordinated Notes due August 15, 2006. The indenture relating to the notes contains affirmative and negative covenants, including covenants restricting our ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control (as defined in the indenture relating to the notes) of our company, each holder of notes will have the right to require us to repurchase all or part of the holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest. The notes are convertible into shares of our common stock at an initial conversion price of $40.20 per share at the option of the holder at any time prior to August 2006, unless previously redeemed or repurchased.

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

        At December 31, 2002, our debt to total capitalization ratio was 22%. The level of indebtedness, among other things, could make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements and other expenses; limit our flexibility in planning for, or reacting to changes in, our business; and make us more vulnerable in the event of an economic downturn in our business.

        At December 31, 2002, we had cash and cash equivalents totaling $312.6 million, total long-term debt of $137.2 million and $175.0 million available for borrowings under our revolving credit facility. Management believes that our existing cash balances, funds generated from operations and available funds under our revolving credit facility will be sufficient to permit us to meet our liquidity requirements.

Contractual Obligations

We have certain contractual obligations that extend out beyond 2003. These commitments include other long-term debt, convertible subordinated notes and lease obligations. We do not utilize off-balance sheet financing techniques other than traditional operating leases and we have not guaranteed the obligations of any entity that is not one of our wholly-owned subsidiaries. We lease manufacturing and office facilities in Minnesota from a partnership whose partners include shareholders and a director of Benchmark. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2002, 2001 and 2000. The total contractual cash obligations in existence at December 31, 2002 due pursuant to contractual commitments are:

	Payments Due by Year
(in thousands)
	Total	2003	2004	2005	2006	2007	Thereafter
Other long-term debt	$56,967	28,628	26,011	2,328	—	—	—
Operating leases	41,341	8,776	7,467	6,012	4,439	1,644	13,003
Convertible subordinated notes	80,200	—	—	—	80,200	—	—

Total contractual cash obligations	$178,508	37,404	33,478	8,340	84,639	1,644	13,003

        We also have made certain commitments for letters of credit totaling $350 thousand that mature during 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information about Benchmark's financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates for future years assumes the same rate as of each year end.

	Expected Year of Maturity ($ in '000's)
Debt						Fair Value at December 31, 2002
	2003	2004	2005	2006	Total
Convertible subordinated notes	—	—	—	$80,200	$80,200	$79,899
Fixed interest rate	6.00%	6.00%	6.00%	6.00%
Variable rate term loan	$22,000	$21,000	—	—	$43,000	$43,000
Average interest rate	3.13%	3.13%	—	—
Variable rate Thai term loan	$4,994	$4,994	$2,317	—	$12,305	$12,305
Average interest rate	4.00%	4.00%	4.00%	—
Interest Rate Derivative Financial Instruments Related to Debt—Interest rate swap
Pay fixed/receive variable	$21,500	—	—	—	$21,500	$(904)
Average pay rate	7.88%	—	—	—
Average receive rate	1.40%	—	—	—
	Expected Year of Maturity ($ in '000's)
Debt							Fair Value at December 31, 2001
	2002	2003	2004	2005	2006	Total
Convertible subordinated notes	—	—	—	—	$80,200	$80,200	$64,361
Fixed interest rate	6.00%	6.00%	6.00%	6.00%	6.00%
Variable rate term loan	$20,000	$22,000	$21,000	—	—	$63,000	$63,000
Average interest rate	4.03%	4.03%	4.03%	—	—
Interest Rate Derivative Financial Instruments Related to Debt—Interest rate swap
Pay fixed/receive variable	$10,000	$21,500	—	—	—	$31,500	$(1,556)
Average pay rate	8.26%	8.26%	—	—	—
Average receive rate	3.94%	3.94%	—	—	—

RISK FACTORS

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

Our business is cyclical and has experienced economic and industry downturns. For example, we started to see sales decline in the technology sector worldwide at the end of the first quarter of 2001 and it continued throughout 2001. If the economic conditions and demand for our customers' products deteriorate or do not improve, we may experience a material adverse impact on our business, operating results and financial condition.

        Additionally, as the technology industry conditions continue to erode, some of our customers' credit quality continues to deteriorate. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up reserves in an amount we determine appropriate for the perceived risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional receivable and inventory write-offs may be required.

The loss of a major customer would adversely affect us.

A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2002, our three largest customers together represented 69.4% of our sales, with one customer accounting for 51.2% of our sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. As we ramp new programs and the new programs mature, we expect the percentage of sales to our three largest customers to decline. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

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

We structure our agreements with customers to mitigate our risks related to obsolete or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed. During 2002 and 2001, our gross profit was adversely affected by the write-down of $13.8 million and $7.6 million, respectively, in excess and obsolete inventory that could not be put back to vendors or customers.

We are dependent on the success of our customers.

We are dependent on the continued growth, viability and financial stability of our customers. Our customers are original equipment manufacturers of:

•
computers and related products for business enterprises;

•
medical devices;

•
video/audio/entertainment products;

•
industrial control equipment;

•
testing and instrumentation products; and

•
telecommunication equipment.

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

We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. Our competitors include large independent manufacturers such as Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. We also face competition from the manufacturing operations of our current and future customers.

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

We currently operate outside the United States in Brazil, China, Ireland, Mexico, Singapore, Thailand and the United Kingdom. During 2002 and 2001, 22.1% and 23.3%, respectively, of our sales were from our international operations. These international operations may be subject to a number of risks, including:

•
difficulties in staffing and managing foreign operations;

•
political and economic instability;

•
unexpected changes in regulatory requirements and laws;

•
longer customer payment cycles and difficulty collecting accounts receivable;

•
export duties, import controls and trade barriers (including quotas);

•
governmental restrictions on the transfer of funds;

•
burdens of complying with a wide variety of foreign laws and labor practices;

•
fluctuations in currency exchange rates, which could affect component costs, local payroll, utility and other expenses; and

•
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

We depend significantly on certain key executives, including, but not limited to, Donald E. Nigbor, Cary T. Fu, Gayla J. Delly and Steven A. Barton. The unexpected loss of the services of any one of these executive officers would have an adverse effect on us.

We must successfully integrate the operations of acquired companies to maintain profitability.

We have completed six acquisitions since July 1996. We may pursue additional acquisitions over time. These acquisitions involve risks, including:

•
integration and management of the operations;

•
retention of key personnel;

•
integration of purchasing operations and information systems;

•
retention of the customer base of acquired businesses;

•
management of an increasingly larger and more geographically disparate business; and

•
diversion of management's attention from other ongoing business concerns.

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

Our acquisitions in 1999 have significantly increased our leverage ratio and decreased our interest coverage ratio. At December 31, 2002, our debt to total capitalization ratio was 22%. The level of our indebtedness, among other things, could:

•
make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

•
limit our flexibility in planning for, or reacting to changes in, our business; and

•
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

•
a "poison pill" shareholder rights plan;

•
a statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

•
a statutory restriction on business combinations with some types of interested shareholders.

We may experience fluctuations in quarterly results.

Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

•
the volume of customer orders relative to our capacity;

•
customer introduction and market acceptance of new products;

•
changes in demand for customer products;

•
the timing of our expenditures in anticipation of future orders;

•
our effectiveness in managing manufacturing processes;

•
changes in cost and availability of labor and components;

•
changes in our product mix;

•
changes in economic conditions; and

•
local factors and events that may affect our production volume, such as local holidays.

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

We have exposure to interest rate risk under our variable rate revolving credit and term loan facilities. These facilities are based on the spread over the bank's Eurodollar rate or its prime rate. We currently have an interest rate swap transaction agreement for a notional amount of $21.5 million under which we pay a fixed rate of interest of 6.63%, plus 1.25% to 3.00% based upon our debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap is based on LIBOR. The interest rate swap expires in the year 2003.

We are involved in legal proceedings related to the Avex acquisition and a patent infringement lawsuit. An unfavorable decision in any of these proceedings could have a material adverse effect on us.

Benchmark filed suit against J.M. Huber Corporation (the "Seller") in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby Benchmark acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas (the "Court"). On March 18, 2002, the Court entered an interlocutory judgement denying Benchmark's claims against Seller, but preserving Seller's counterclaims against Benchmark. On May 1, 2002, the Court entered a final judgment dismissing without prejudice the claims and counterclaims of Seller. On May 29, 2002, Benchmark filed a notice of appeal of the Court's final judgment to the Fifth Circuit, and on August 7, 2002, Benchmark filed its appellate brief with the Fifth Circuit. On October 10, 2002, the Seller filed its appellee brief with the Fifth Circuit, and on October 25, 2002, Benchmark filed a reply brief in response to Seller's appellee brief. On March 10, 2003, the parties presented oral arguments to the Fifth Circuit. Benchmark intends to vigorously pursue its claims against Seller and defend against Seller's allegations.

        On April 14, 2000, Benchmark, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (the "Foundation"). The lawsuit alleges that Benchmark has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines the Company has purchased. On November 2, 2000, Benchmark filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgement Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgement in the cases filed by Cognex and Symbol (the "Symbol/Cognex case"). The bench trial for the Symbol/Cognex case began on November 18, 2002 and concluded on January 17, 2003. The trial briefing is scheduled to be completed on May 16, 2003. The decision of the Court on the Symbol/Cognex case is expected to be issued some time in 2003. Management intends to vigorously defend against such claim and pursue all rights it has against third parties. At the present time, we are unable to reasonably estimate the possible loss, if any, associated with these matters.

Consolidated Balance Sheets

Benchmark Electronics, Inc. and Subsidiaries

	December 31,
(in thousands, except for par value)
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$312,576	$59,879
Accounts receivable, net of allowance for doubtful accounts of $5,764 and $2,211, respectively	178,957	180,021
Income taxes receivable	—	1,711
Inventories, net	195,670	197,278
Prepaid expenses and other assets	13,656	12,928
Deferred tax asset	7,473	9,080

Total current assets	708,332	460,897

Property, plant and equipment	241,443	210,556
Accumulated depreciation	(147,403)	(116,751)

Net property, plant and equipment	94,040	93,805
Goodwill, net	119,823	119,209
Other, net	10,056	12,194

	$932,251	$686,105

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current installments of other long-term debt	$28,628	$22,367
Accounts payable	212,938	144,150
Income taxes payable	6,407	—
Accrued liabilities	67,986	26,541

Total current liabilities	315,959	193,058

Convertible subordinated notes	80,200	80,200
Other long-term debt, excluding current installments	28,339	44,695
Other long-term liability	2,946	7,771
Deferred tax liability	5,777	8,699
Shareholders' equity:
Preferred shares, $.10 par value; 5,000 shares authorized, none issued	—	—
Common shares, $.10 par value; 85,000 shares authorized: issued 24,403 and 19,751, respectively; outstanding 24,354 and 19,702, respectively	2,435	1,970
Additional paid-in capital	435,816	319,875
Retained earnings	80,256	44,363
Accumulated other comprehensive loss	(19,357)	(14,406)
Less treasury shares, at cost, 49 shares	(120)	(120)

Total shareholders' equity	499,030	351,682
Commitments and contingencies

	$932,251	$686,105

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (Loss)

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
(in thousands, except per share data)
	2002	2001	2000
Sales	$1,630,020	$1,276,950	$1,704,924
Cost of sales	1,505,166	1,183,440	1,580,817

Gross profit	124,854	93,510	124,107
Selling, general and administrative expenses	64,191	54,383	57,871
Restructuring charges	—	7,569	—
Asset write-offs	1,608	61,720	—
Amortization of goodwill	—	12,219	12,841

Income (loss) from operations	59,055	(42,381)	53,395
Interest expense	(11,385)	(16,998)	(24,396)
Interest income	4,430	1,508	770
Other income (expense)	2,866	(422)	(1,339)

Income (loss) before income taxes	54,966	(58,293)	28,430
Income tax benefit (expense)	(19,073)	3,981	(8,529)

Net income (loss)	$35,893	$(54,312)	$19,901

Earnings (loss) per share:
Basic	$1.56	$(2.77)	$1.13
Diluted	$1.51	$(2.77)	$1.06

Weighted average number of shares outstanding:
Basic	22,936	19,625	17,578
Diluted	23,732	19,625	18,718

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

Benchmark Electronics, Inc. and Subsidiaries

(in thousands)	Shares	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders' equity
Balances, December 31, 1999	16,240	$1,624	$200,980	$78,774	$677	$(120)	$281,935
Common shares issued in public offering net of expenses	3,163	316	112,971	—	—	—	113,287
Stock options exercised	127	13	1,734	—	—	—	1,747
Federal tax benefit of stock options exercised	—	—	921	—	—	—	921
Common shares issued under Employee Stock Purchase Plan	64	6	1,210	—	—	—	1,216
Federal tax benefit of Employee Stock Purchase Plan	—	—	33	—	—	—	33
Net income	—	—	—	19,901	—	—	19,901
Foreign currency translation adjustments	—	—	—	—	(7,095)	—	(7,095)

Comprehensive income	—	—	—	—	—	—	12,806

Balances, December 31, 2000	19,594	1,959	317,849	98,675	(6,418)	(120)	411,945
Accrued compensation expense	—	—	361	—	—	—	361
Stock options exercised	32	3	289	—	—	—	292
Federal tax benefit of stock options exercised	—	—	61	—	—	—	61
Common shares issued under Employee Stock Purchase Plan	76	8	1,282	—	—	—	1,290
Federal tax benefit of Employee Stock Purchase Plan	—	—	33	—	—	—	33
Net loss	—	—	—	(54,312)	—	—	(54,312)
Change in fair market value of derivative instruments, net of tax	—	—	—	—	(998)	—	(998)
Foreign currency translation adjustments	—	—	—	—	(6,990)	—	(6,990)

Comprehensive loss	—	—	—	—	—	—	(62,300)

Balances, December 31, 2001	19,702	$1,970	$319,875	$44,363	$(14,406)	$(120)	$351,682
Common shares issued in public offering net of expenses	4,313	431	109,840	—	—	—	110,271
Stock options exercised	275	28	3,798	—	—	—	3,826
Federal tax benefit of stock options exercised	—	—	1,022	—	—	—	1,022
Common shares issued under Employee Stock Purchase Plan	64	6	1,228	—	—	—	1,234
Federal tax benefit of Employee Stock Purchase Plan	—	—	53	—	—	—	53
Net income	—	—	—	35,893	—	—	35,893
Change in fair market value of derivative instruments, net of tax	—	—	—	—	458	—	458
Foreign currency translation adjustments	—	—	—	—	(5,409)	—	(5,409)

Comprehensive income	—	—	—	—	—	—	30,942

Balances, December 31, 2002	24,354	$2,435	$435,816	$80,256	$(19,357)	$(120)	$499,030

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
(in thousands, except per share data)
	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$35,893	$(54,312)	$19,901
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	31,001	39,640	39,841
Asset write-offs	1,608	61,720	—
Accrued compensation expense	—	361	—
Deferred income taxes	(1,509)	(6,360)	3,206
Federal tax benefit of stock options exercised	1,022	61	921
Federal tax benefit of Employee Stock Purchase Plan	53	33	33
Tax benefit of acquired net operating loss carryforwards	1,055	743	360
Amortization of goodwill	—	12,219	12,841
(Gain) loss on the sale of property, plant and equipment	216	—	(24)
Changes in operating assets and liabilities, net of effects from acquisitions of businesses:
Accounts receivable	28,790	95,806	(81,290)
Income taxes	8,581	(3,622)	5,262
Inventories	36,921	145,449	(132,425)
Prepaid expenses and other assets	3,093	7,355	(5,494)
Accounts payable	39,118	(123,454)	86,430
Accrued liabilities	36,028	(5,348)	3,399

Net cash provided by (used in) operations	221,870	170,291	(47,039)
Cash flows from investing activities:
Additions to property, plant and equipment	(7,892)	(17,613)	(47,984)
Additions to capitalized software	(312)	(3,459)	(645)
Proceeds from the sale of property, plant and equipment	570	269	1,777
Acquisitions, net of cash acquired	(36,165)	—	(38,685)

Net cash used in investing activities	(43,799)	(20,803)	(85,537)
Cash flows from financing activities:
Net proceeds from public offering of common shares	110,271	—	113,287
Proceeds from issuance (repayment) of revolving line of credit, net	—	(93,500)	52,000
Principal payments on other long-term debt	(35,793)	(20,307)	(19,731)
Debt issuance costs	—	—	(1,383)
Proceeds from Employee Stock Purchase Plan	1,234	1,290	1,216
Proceeds from stock options exercised	3,826	292	1,747

Net cash provided by (used in) financing activities	79,538	(112,225)	147,136

Effect of exchange rate changes	(4,912)	(925)	(456)

Net increase in cash and cash equivalents	252,697	36,338	14,104

Cash and cash equivalents at beginning of year	59,879	23,541	9,437

Cash and cash equivalents at end of year	$312,576	$59,879	$23,541

Supplemental disclosures of cash flow information:
Net income taxes paid (refunded)	$9,558	$7,731	$(809)

Interest paid	$9,804	$17,602	$22,277

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

(a) Business

Benchmark Electronics, Inc. (the "Company") is a Texas corporation in the business of manufacturing electronics and provides services to original equipment manufacturers ("OEMs") of computers and related products for business enterprises, medical devices, video/audio/entertainment products, industrial control equipment, testing and instrumentation products, and telecommunication equipment. The Company has manufacturing operations located in the Americas, Europe and Asia.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of Benchmark Electronics, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

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

(f) Goodwill and Other Assets

Goodwill represents the excess of purchase price over fair value of net assets acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

        In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. The Company completed the transitional impairment test during the second quarter of 2002 and determined that no impairment existed as of the date of adoption. The Company completed the annual impairment test during the fourth quarter of 2002 and determined that no impairment existed as of the date of the impairment test. To date, the Company has not recognized any impairment of its goodwill in connection with its adoption of SFAS No. 142. However, no assurances can be given that future evaluations of goodwill will not result in charges to earnings because of future impairments.

        Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

        Other assets consist primarily of capitalized software costs, which are amortized over the estimated useful life of the related software, and deferred financing costs, which are amortized over the life of the related debt. During 2002, 2001 and 2000, $0.3 million, $3.5 million and $0.6 million, respectively, of software costs were capitalized. The accumulated amortization of capitalized software costs at December 31, 2002 and 2001 was $4.1 million and $2.9 million, respectively. The accumulated amortization of deferred financing costs at December 31, 2002 and 2001 was $5.3 million and $3.7 million, respectively.

(g) Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

        Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(h) Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 0.8 million, and 1.1 million in 2002 and 2000, respectively, were used in the calculation of diluted earnings per share. For the year ended December 31, 2001, a total of 0.6 million options were not included in the calculation of diluted earnings per share because the effect would have been antidilutive. Options to purchase 0.7 million, 0.9 million, and 24,000 shares of common stock in 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The effect of the if-converted method for the 6% Convertible Subordinated Notes (the "Notes") is antidilutive and the weighted average portion of the 2.0 million of potential common shares has not been considered in computing diluted earnings per share in 2002, 2001 and 2000.

(i) Revenue Recognition

Revenues are recognized at the time the circuit boards and systems are shipped to the customer, for both turnkey and consignment method sales. Under the consignment method, OEMs provide the Company with the electronic components to be assembled, and the Company recognizes revenue only on the labor used to assemble the product.

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

(k) Employee Stock Plans

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", issued in March 2000, to account for its stock option plans and its Employee Stock Purchase Plan, which are described more fully in Note 9. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
	2002	2001	2000
Net income (loss), as reported	$35,893	(54,312)	19,901
Add stock-based compensation expense included in reported net income (loss), net of related tax effects	—	336	—
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,281)	(3,074)	(3,188)

Net income (loss), as adjusted	$32,612	(57,050)	16,713

Earnings (loss) per share:
Basic, as reported	$1.56	(2.77)	1.13
Basic, as adjusted	$1.42	(2.91)	0.95
Diluted, as reported	$1.51	(2.77)	1.06
Diluted, as adjusted	$1.37	(2.91)	0.89
(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(m) Fair Values of Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, accrued liabilities, accounts payable, interest rate swaps and long-term debt. The Company believes that, with the exception of the 6% Convertible Subordinated Notes and the interest rate swaps, the carrying value of these instruments approximate their fair value. See Note 14 and Accounting for Derivative Instruments and Certain Hedging Activities below.

(n) Foreign Currency

For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income (expense) and totaled approximately $2.6 million, $(0.7) million and $(1.3) million in 2002, 2001 and 2000, respectively.

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

        The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. The Company has designated its swap agreement as a cash flow hedge. The Company recognized $1.3 million and $0.8 million in losses, included in interest expense, on the interest rate swap attributable to interest costs occurring during 2002 and 2001. No gain or loss on ineffectiveness was required to be recognized during 2002 or 2001. As of December 31, 2002, the fair value of the interest rate swap agreement was a loss of $0.9 million that is anticipated to be transferred into earnings over the next twelve months as interest costs on the term loan are recognized. Adoption of SFAS No. 133 at January 1, 2001 resulted in recognition of approximately $0.7 million of derivative liabilities on the Company's balance sheet in accrued liabilities and $0.7 million of hedging losses included in accumulated other comprehensive loss as the cumulative effect of a change in accounting principle. Amounts were determined as of January 1, 2001 based on market quotes of the Company's interest rate swap agreements.

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

(p) Recently Enacted Accounting Principles

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation The Company will adopt the requirements of SFAS No. 143 as of January 1, 2003.

        As of January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains many of its fundamental provisions. SFAS No. 144 also clarifies certain measurement and classification issues from SFAS No. 121. In addition, SFAS No. 144 supercedes the accounting and reporting provisions for the disposal of a business segment as found in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB 30). However, SFAS No. 144 retains the requirement in APB 30 to separately report discontinued operations, and broadens the scope of such requirement to include more types of disposal transactions. The scope of SFAS No. 144 excludes goodwill and other intangible assets that are not to be amortized, as the accounting for such items is prescribed by SFAS No. 142. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial statements.

        In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. SFAS 145 rescinds SFAS 4 and SFAS 64 related to classification of gains and losses on debt extinguishment such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS 145 also amends SFAS 13 with respect to sales-leaseback transactions. The Company adopted the provisions of SFAS 145 effective April 1, 2002, and the adoption had no impact on the Company's reported results of operations or financial position.

        In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement provides guidance on the recognition and measurement of liabilities associated with disposal activities and is effective for the Company on January 1, 2003. This statement will be applied prospectively to exit or disposal activities that are initiated by the Company after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material impact on the company's financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

        In November 2002, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. The final consensus is applicable to agreements entered into in quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Company will adopt this new pronouncement no later than July 1, 2003. The Company has not yet determined the impact, if any, of adopting this standard.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123". This statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation will not have an effect on the Company's financial statements as the Company has no interest in variable interest entities.

(q) Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Note 2—Acquisitions and Dispositions

On July 29, 2002, the Company completed the acquisition (the "Acquisition") of all of the issued and outstanding capital stock of ACT Manufacturing Holdings UK Limited ("UK") and 68,374,718 shares, constituting at least 99.77% of the issued and outstanding capital stock of ACT Manufacturing (Thailand) Public Company Limited ("Thailand") from ACT Manufacturing, Inc. ("ACT") pursuant to the terms of an Asset and Share Purchase Agreement dated as of July 2, 2002 by and between the Company and ACT (the "Purchase Agreement"). ACT had previously filed for reorganization under Chapter 11 of the United States Bankruptcy Code; the Purchase Agreement and the transactions contemplated thereby were approved by the bankruptcy court. The facilities acquired include a facility owned in Ayudhaya, Thailand and a leased facility in Leicester, England. The 240,000 square foot manufacturing facility in Ayudhaya, Thailand (near Bangkok) provides electronics manufacturing services, including printed circuit board ("PCB") assembly and test, systems assembly and test, prototyping, warranty repair, materials procurement and engineering support services. The facility has experience in radio frequency ("RF") and wireless product manufacturing, as well as a full suite of RF testing capabilities. The 55,000 square foot manufacturing facility in Leicester, England provides electronics manufacturing services, including PCB design, assembly and test, and systems assembly and test. In addition to the Ayudhaya and Leicester facilities, the Acquisition included leased international purchasing offices in San Jose, California, Hong Kong and The Republic of Singapore. As consideration for the Acquisition, the Company paid $45.2 million in cash and acquisition costs of $0.8 million. The Company is accounting for the acquisition utilizing the accounting principles promulgated by SFAS 141 and 142. Therefore, the results of operations of the UK and Thailand operations since July 29, 2002 have been included in the accompanying consolidated statements of income. The allocation of the net purchase price of the Acquisition resulted in goodwill of approximately $5.9 million. In connection with the Acquisition, the Company amended its Amended and Restated Credit Agreement dated June 23, 2000 to permit the Acquisition.

        The net purchase price paid of the Acquisition has been allocated as follows:

(in thousands)
Working capital, other than cash	$31,689
Property, plant and equipment	24,335
Goodwill	5,901
Other assets	28
Note payable	(6,986)
Long-term debt	(18,802)

Purchase price, net of cash received	$36,165

        The following summary pro forma condensed consolidated financial information reflects the acquisition of Thailand as if it had occurred at the beginning of each period presented for purposes of the statements of operations. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisition of Thailand in fact occurred on January 1, 2001 and is not intended to project the Company's results of operations for any future period or date. Because the UK operations are not individually significant to Benchmark, their financial information has not been included herein.

        Pro forma condensed consolidated financial information for the years ended December 31, 2002 and 2001 (unaudited):

(in thousands, except per share data)	2002	2001
Net sales	$1,734,147	1,484,330
Gross profit	132,684	117,302
Income (loss) from operations	63,245	(25,320)
Net income (loss)	$39,384	(36,864)
Earnings (loss) per share:
Basic	$1.72	(1.88)
Diluted	$1.66	(1.88)
Weighted average number of shares outstanding:
Basic	22,936	19,625
Diluted	23,732	19,625

        On October 2, 2000, the Company acquired substantially all of the assets and properties, net of assumed liabilities, of the MSI Division of Outreach Technologies, Inc. This operation in Manassas, Virginia was acquired for $3.5 million, as adjusted. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of the Manassas facility since October 2, 2000 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $0.4 million. The acquisition was allocated $1.9 million to inventories, $2.1 million to accounts receivable, $0.1 million to prepaid expenses and other current assets, $0.8 million to equipment, $1.1 million to accounts payable, $0.3 million to accrued liabilities, $0.4 million to other long-term debt and $0.4 million to goodwill.

        On September 15, 2000, the Company closed the sale of its Swedish operations for $19.6 million, as adjusted. The Swedish operations accounted for 3.7% of the Company's sales and 14.4% of its operating income for the year ended December 31, 2000.

Note 3—Inventories

Inventory costs are summarized as follows:

	December 31,
(in thousands)
	2002	2001
Raw materials	$148,399	166,129
Work in process	36,490	28,147
Finished goods	27,962	12,026
Obsolescence reserve	(17,181)	(9,024)

	$195,670	197,278

Note 4—Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,
(in thousands)
	2002	2001
Land	$5,712	3,219
Buildings	28,821	19,398
Machinery and equipment	183,413	166,957
Furniture and fixtures	12,658	11,570
Vehicles	508	343
Leasehold improvements	10,331	9,069

	$241,443	210,556

Note 5—Goodwill

Amortization expense related to goodwill was $12.2 million and $12.8 million for the years ended December 31, 2001 and 2000, respectively. SFAS No. 142 prohibits the restatement of prior year financial statements. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect during 2001 and 2000:

	Year Ended December 31,
(in thousands)
	2002	2001	2000
Net income (loss) as reported	$35,893	(54,312)	19,901
Add back: amortization of goodwill, net of tax	—	9,860	10,743

Adjusted net loss	$35,893	(44,452)	30,644

Basic loss per share, as reported	$1.56	(2.77)	1.13
Add back: amortization of goodwill, net of tax	—	0.50	0.61

Adjusted basic loss per share	$1.56	(2.27)	1.74

Diluted loss per share, as reported	$1.51	(2.77)	1.06
Add back: amortization of goodwill, net of tax	—	0.50	0.57

Adjusted diluted loss per share	$1.51	(2.27)	1.64

        Goodwill associated with each of the Company's business segments and changes in those amounts during the year were as follows:

(in thousands)	Americas	Europe	Asia	Total
Goodwill, December 31, 2001	$113,610	—	5,599	119,209
Acquisition	—	2,126	3,775	5,901
Deferred tax valuation allowance purchase accounting adjustment	(1,055)	—	—	(1,055)
Other long-term liability purchase accounting adjustment	(4,628)	—	—	(4,628)
Currency translation adjustment	(73)	—	469	396

Goodwill, December 31, 2002	$107,854	2,126	9,843	119,823

        During the year ended December 31, 2002, the Company finalized the purchase allocation on a prior acquisition and adjusted goodwill.

Note 6—Comprehensive Income (Loss)

Comprehensive income (loss), which includes net income (loss), the change in the cumulative translation adjustment and the effect of accounting for cash flow hedging derivatives, for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Year Ended December 31,
(in thousands)
	2002	2001	2000
Net income (loss)	$35,893	(54,312)	19,901
Cumulative translation adjustment	(5,409)	(6,990)	(7,095)
Hedge accounting for derivative financial instruments, net of tax of $194 and $319	458	(570)	—
Cumulative effect attributable to adoption of SFAS No. 133 (See note 1), net of tax of $239	—	(428)	—

Comprehensive income (loss)	$30,942	(62,300)	12,806

        Included in the hedge accounting for derivative financial instruments of $0.5 million and $(0.6) million in 2002 and 2001 are reclassification adjustments of approximately $0.8 million and $0.5 million, respectively.

        Accumulated foreign currency translation losses were $18.8 million and $13.4 million at December 31, 2002, and 2001, respectively. During 2002, 2001 and 2000, the foreign currency translation loss resulted primarily from unrealized losses related to the Company's subsidiaries in Brazil and Scotland. All of the Company's foreign currency translation adjustment amounts relate to investments that are permanent in nature. To the extent that such amounts relate to investments that are permanent in nature, no adjustment for income taxes is made.

Note 7—Borrowing Facilities

Other long-term debt consists of the following:

	December 31,
(in thousands)
	2002	2001
Term Loan	$43,000	63,000
Thailand Term Loan	12,305	—
Capital lease obligations	1,662	3,962
Other	—	100

Total other long-term debt	56,967	67,062
Less current installments	28,628	22,367

Other long-term debt	$28,339	44,695

        The Company has a five-year term loan (the "Term Loan") through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $22 million in 2003 and $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. The Term Loan matures on September 30, 2004. As of December 31, 2002, the Company had $43.0 million outstanding under the Term Loan, bearing interest at rates ranging from 3.125% to 7.88%.

        The Company has a $175 million revolving line of credit facility (the "Revolving Credit Facility") with a syndicate of commercial banks. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $175 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 2002, the Company had no borrowings outstanding under the Revolving Credit Facility, $0.4 million outstanding letters of credit and $174.6 million was available for future borrowings.

        The Term Loan and the Revolving Credit Facility (collectively the "Facility") are secured by the Company's domestic inventory and accounts receivable, 100% of the stock of the Company's domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its domestic subsidiaries. The Facility contains customary financial covenants as to working capital, interest coverage, debt leverage, fixed charges, and consolidated net worth, and restricts the ability of the Company to incur additional debt, pay dividends, sell assets, and to merge or consolidate with other persons, without the consent of the banks. At December 31, 2002, the Company was in compliance with all such restrictions.

        The Company's Thailand subsidiary has a Credit Agreement with Thai Farmers Bank Public Company Limited and Bank of Ayudhya Public Company Limited (the "Thai Credit Agreement"). The Thai Credit Agreement provides that the lenders will make available to the Company's Thailand subsidiary up to approximately $53.5 million in revolving loans, term loans and machinery loans for a term of five years. At December 31, 2002, $12.3 million was outstanding bearing interest at 4.0%. The Thai Credit Agreement is secured by land, buildings and machinery in Thailand. In addition, the Thai Credit Agreement provides for approximately $1.4 million (60.0 million Thai baht) in working capital availability. At December 31, 2002, the Company's Thailand subsidiary had no working capital borrowings outstanding. The Thai Credit Agreement contains financial covenants as to debt coverage and the ratio of debt to equity. As of December 31, 2002, the Company's Thailand subsidiary was in compliance with these covenants.

        The Company has outstanding $80.2 million principal amount of 6% Convertible Subordinated Notes due August 15, 2006 (the "Notes"). The indenture relating to the Notes contains affirmative and negative covenants including covenants restricting the Company's ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control of the Company (as defined in the indenture relating to the Notes), each holder of Notes will have the right to require the Company to repurchase all or part of the Holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest.

        The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to August 2006, into shares of the Company's common stock at an initial conversion price of $40.20 per share, subject to adjustment in certain events. The Notes are convertible into a total of 1.995 million shares of the Company's common stock. Interest is payable February 15 and August 15 each year.

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2002 are as follows: 2003, $28.6 million; 2004, $26.0 million; 2005, $2.3 million; and 2006, $80.2 million.

        The Company currently has an interest rate swap transaction agreement for a notional amount of $21.5 million under which it pays a fixed rate of interest of 6.63% plus 1.25% to 3.00% based upon its debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap is based on LIBOR. The interest rate swap expires in 2003.

Note 8—Commitments

The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire at various times through 2020. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended December 31, 2002 was $10.7 million, $11.0 million and $11.7 million, respectively.

        The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include shareholders and a director of the Company. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2002, 2001 and 2000.

        Aggregate annual rental payments on future operating lease commitments are as follows:

(in thousands)	December 31,
2003	$8,776
2004	7,467
2005	6,012
2006	4,439
2007	1,644
Thereafter	13,003

Total	$41,341

        The Company enters into contractual commitments to deliver products and services in the ordinary course of business. The Company believes that all such contractual commitments will be met or renegotiated such that no material adverse financial impact on the Company's financial position, results of operations or liquidity will result from these commitments.

Note 9—Common Stock and Stock Option Plans

During 2002 and 2000, the Company issued 4.3 million and 3.2 million shares of common stock, respectively, in public offerings for net proceeds of $110.3 million and $113.3 million, respectively.

        At a special meeting on August 13, 2002, the Company's shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation increasing the number of authorized shares of common stock from 30 million shares to 85 million shares.

        In 1990, the Board of Directors of the Company adopted and its shareholders approved a Stock Option Plan (the "1990 Plan") for the benefit of its employees, including executive officers. The 1990 Plan authorized the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 3.2 million shares of the Company's common stock to key employees of the Company. The 1990 Plan expired in May 2000, and no additional grants may be made under that plan.

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

        On February 16, 2000, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. 2000 Stock Awards Plan (the "2000 Plan"). The 2000 Plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant a variety of types of awards, including stock options, restricted stock awards, stock appreciation rights, performance awards, and phantom stock awards, or any combination thereof, to key employees of the Company. The maximum number of shares of common stock that may be subject to outstanding awards determined immediately after the grant of any award, and the maximum number of shares which may be issued under the 2000 Plan pursuant to all awards, may not exceed 2.0 million shares (subject to antidilutive adjustment).

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

        In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc., 1994 Stock Option Plan for Non-Employee Directors (the "1994 Plan") for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates (as defined in the 1994 Plan). The aggregate number of shares of common stock for which options may be granted under the 1994 Plan is 200,000.

        Under the terms of the 1994 Plan, as amended, each member of the Board of Directors of the Company or its affiliates who was not an employee of the Company or any of its affiliates on the date of the grant (a "Non-Employee Director") received a grant of an option to purchase 6,000 shares of the Company's common stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the 1994 Plan received (a) an option to purchase 6,000 shares of common stock for the fiscal year in which the 1994 Plan was adopted by the Board of Directors and (b) an option to purchase shares of common stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the 1994 Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 2001 and 2000, pursuant to the 1994 Plan, 18,000 and 24,000 options, respectively, were granted to Directors to purchase shares of common stock at an exercise price of $24.98, and $36.88 per share, respectively.

        As of December 31, 2002, the Company has outstanding options with respect to 139,850 shares of Common Stock under the 1994 Plan. Only 10,600 shares are available for grant under the 1994 Plan.

        In May 2002, the shareholders of the Company adopted the Benchmark Electronics, Inc. 2002 Stock Option Plan for Non-Employee Directors (the "2002 Plan") for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates. The 2002 Plan replaced the 1994 Plan. The 2002 Plan provides for the granting of a stock option to purchase 7,000 shares of common stock upon the occurrence of the non-employee director's election or re-election to the Board. The maximum number of shares of common stock for which options may be granted under the 2002 Plan is 300,000. No awards may be granted under the 2002 Plan after the expiration of ten years from February 26, 2002, the date of its adoption by the Board of Directors. The 2002 Plan remains in effect as to awards made prior to the expiration of ten years until such awards have been satisfied or have expired. All awards under the 2002 Plan are fully vested upon the date of grant. The exercise price per share of common stock in options granted under the 2002 Plan will be the fair market value of a share of Common Stock on the date such option is granted. In May 2002, pursuant to the 2002 Plan, 21,000 options were granted to Non-Employee Directors to purchase shares of common stock at an exercise price of $31.40 per share.

        In April 1999, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to the lesser of 17% of qualified compensation or $25,000. As of December 31, 2002, 273,672 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 2002, 2001 and 2000 was $6.90, $6.10 and $7.93, respectively.

        The following table summarizes the activities relating to the Company's stock option plans:

(options in thousands)	Number of Options	Weighted Average Exercise Price
Balance at December 31, 1999	2,613	$19.93
Granted	471	$24.47
Exercised	(127)	$13.79
Canceled	(214)	$27.29

Balance at December 31, 2000	2,743	$20.44
Granted	510	$20.77
Exercised	(32)	$9.22
Canceled	(170)	$27.26

Balance at December 31, 2001	3,051	$20.24
Granted	659	$21.51
Exercised	(275)	$13.90
Canceled	(109)	$23.95

Balance at December 31, 2002	3,326	$20.69

        The following table summarizes information concerning currently outstanding and exercisable options:

(options in thousands)		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Outstanding Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.75-$10	73	0.35	$8.78	73	$8.78
$10-$15	571	2.97	$13.08	571	$13.08
$15-$20	1,021	6.77	$18.11	508	$17.57
$20-$25	845	7.60	$21.64	255	$22.52
$25-$30	385	6.69	$27.59	197	$27.78
$30-$35	407	6.28	$32.17	181	$31.72
$35-$40	24	7.33	$36.88	24	$36.88

	3,326			1,809

        At December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.75 - $36.88 and 6.18 years, respectively.

        At December 31, 2002, 2001 and 2000, the number of options exercisable was 1.8 million, 1.6 million and 1.1 million, respectively, and the weighted average exercise price of those options was $19.28, $16.93 and $14.89, respectively.

        The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Pro forma information regarding net income and earnings per share has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of the options granted during 2002, 2001, and 2000 is estimated as $6.04, $5.66 and $6.65, respectively. The fair value of each option grant and the Purchase Plan purchase right is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to value the option grants and purchase rights are stated below.

	2002	2001	2000
Expected life of options	4 years	4 years	4 years
Expected life of purchase right	6 months	6 months	6 months
Assumed annual forfeiture rate	21%	22%	20%
Volatility	55%	54%	50%
Risk-free interest rate	3.13% to 4.64%	4.03% to 4.15%	6.12% to 6.72%
Dividend yield	zero	zero	zero

Note 10—Income Taxes

Income tax expense (benefit) based on income (loss) before income taxes consists of:

	Year ended December 31,
(in thousands)
	2002	2001	2000
Current:
U.S. Federal	$18,319	2,428	(1,480)
State and local	1,921	106	178
Foreign	(1,788)	(992)	5,311

	18,452	1,542	4,009
Deferred:
U.S. Federal	(4,097)	(5,698)	2,332
State and local	2,047	(608)	269
Foreign	541	(54)	605

	(1,509)	(6,360)	3,206
Charges in lieu of taxes:
Attributable to employee stock plans	1,075	94	954
Attributable to acquired net operating loss carryforwards	1,055	743	360

	2,130	837	1,314

	$19,073	(3,981)	8,529

        Included in deferred taxes for 2002 and 2001 is $0.2 million and $0.6 million, respectively related to the cumulative effect attributed to the adoption of SFAS No. 133 and the change of the fair value of the derivative financial instrument included in other comprehensive income (loss).

        Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal statutory income tax rate to income (loss) before income taxes as a result of the following:

	Year ended December 31,
(in thousands)
	2002	2001	2000
Tax at statutory rate	$19,238	(20,403)	9,950
State taxes, net of federal benefit	2,579	(326)	291
Tax exempt interest	(535)	—	—
US tax benefit on export sales	(951)	(446)	(1,386)
Effect of foreign operations	(2,136)	(2,093)	(2,554)
Valuation allowance	(2,063)	—	—
Amortization of goodwill	—	1,935	2,032
Write-off of goodwill	—	7,380	—
Adjustment to US taxes on foreign income	—	2,555	—
Losses in foreign jurisdictions for which no benefit has been provided	2,966	7,449	—
Other	(25)	(32)	196

Total income tax expense (benefit)	$19,073	(3,981)	8,529

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
(in thousands)
	2002	2001
Deferred tax assets:
Carrying values of inventories	$5,701	1,299
Accrued liabilities and allowances deductible for tax purposes on a cash basis	6,841	4,727
Plant and equipment	2,028	2,534
Goodwill	3,037	4,895
Net operating loss carryforwards	6,749	4,916

	24,356	18,371
Less valuation allowance	(10,194)	(9,291)

Net deferred tax assets	14,162	9,080

Deferred tax liabilities:
Plant and equipment, due to differences in depreciation	(8,607)	(4,155)
Undistributed earnings of foreign subsidiary	(2,555)	(2,555)
Other	(1,304)	(1,989)

Gross deferred tax liability	(12,466)	(8,699)

Net deferred tax asset	$1,696	381

        As of December 31, 2002, $7.5 million of the total net deferred tax assets are included in current assets and $5.8 million are included in non-current liabilities on the consolidated balance sheet. The net change in the total valuation allowance for the years ended December 31, 2002, 2001 and 2000 was an increase of $0.9 million, $6.7 million and $0.7 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. At December 31, 2002, the Company had operating loss carryforwards of approximately $33.7 million in the State of Alabama with a 16-year carryforward, $0.2 million in Brazil, $1.3 million in Singapore, $0.3 million in China, $11.3 million in Scotland, and $4.0 million in Ireland with indefinite carryforward periods and $4.2 million in Mexico with a ten-year carryforward period. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. Tax benefits of approximately $1.1 million that are realized in the future from the utilization of these carryforwards will be reported as a reduction of goodwill.

        Worldwide income (loss) before income taxes consisted of the following:

	Year ended December 31,
(in thousands)
	2002	2001	2000
United States	$48,294	(51,552)	1,656
Foreign	6,672	(6,741)	26,774

	$54,966	(58,293)	28,430

        Cumulative undistributed earnings of certain foreign subsidiaries amounted to $58.9 million as of December 31, 2002. The Company considers earnings from these foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, such distributed earnings would be reportable for U.S. income tax purposes (subject to adjustment for foreign tax credits). The Company's manufacturing operations in Ireland are subject to a 10% tax rate through December 2010. Thereafter, the applicable statutory tax rate will be 12.5%. As a result of these reduced rates, income tax expense for the years ended December 31, 2002, 2001 and 2000 is approximately $0.5 million (approximately $0.02 per share diluted), $1.1 million (approximately $0.06 per share diluted) and $1.2 million (approximately $0.06 per share diluted), respectively, lower than the amount computed by applying the statutory tax rates (16% in 2002, 20% in 2001 and 24% in 2000).

Note 11—Major Customers

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

        Sales to major customers were as follows for the indicated periods:

	Year ended December 31,
(in thousands)
	2002	2001	2000
Customer A	$833,969	279,425	140,597
Customer B	156,602	197,245	270,901
Customer C	140,612	48,114	22,761
Customer D	*	42,842	118,224
Customer E	*	96,694	171,178

*not a major customer in 2002.

Note 12—Segment and Geographic Information

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

	Year ended December 31,
(in thousands, except per share data)
	2002	2001	2000
Net sales:
Americas	$1,618,265	1,151,330	1,631,317
Europe	363,397	251,173	304,002
Asia	95,595	27,670	38,793
Elimination of intersegment sales	(447,237)	(153,223)	(269,188)

	$1,630,020	1,276,950	1,704,924

Depreciation and amortization:
Americas	$25,451	33,760	31,496
Europe	3,166	5,188	7,617
Asia	2,384	692	728
Corporate—goodwill	—	12,219	12,841

	$31,001	51,859	52,682

Income (loss) from operations:
Americas	$75,689	16,824	51,580
Europe	93	2,013	19,085
Asia	2,924	2,186	3,138
Corporate and intersegment eliminations	(19,651)	(63,404)	(20,408)

	$59,055	(42,381)	53,395

Capital expenditures:
Americas	$4,891	14,783	42,179
Europe	949	2,023	5,175
Asia	2,052	807	630

	$7,892	17,613	47,984

Total assets:
Americas	$705,990	532,047	812,882
Europe	99,735	113,824	143,265
Asia	111,586	17,346	16,537
Corporate	14,940	22,888	18,537

	$932,251	686,105	991,221

        Corporate assets consist primarily of capitalized software costs and debt financing costs.

        The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

	Year ended December 31,
(in thousands, except per share data)
	2002	2001	2000
Net sales derived from:
Printed circuit boards	$1,218,760	1,036,348	1,594,967
Systems integration and box build	411,260	240,602	109,957

	$1,630,020	1,276,950	1,704,924

Geographic net sales:
United States	$1,397,318	959,163	1,204,165
Europe	191,288	190,259	251,839
Asia and other	41,414	127,528	248,920

	$1,630,020	1,276,950	1,704,924

Long-lived assets:
United States	$62,027	84,877	108,415
Europe	11,044	12,215	18,539
Asia and other	31,025	8,907	28,582

	$104,096	105,999	155,536

Note 13—Employee Benefit Plans

The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant's contribution. The Company may also make discretionary contributions to the plans. During 2002, 2001 and 2000, the Company made contributions to the plans of approximately $2.0 million, $2.2 million and $2.2 million, respectively.

        The Company has incentive bonus plans for the benefit of its employees, including executive officers. The total amount of cash bonus awards to be made under these incentive bonus plans for any period depends primarily on the Company's earnings before income tax for that period.

        For any plan period, the Company's earnings before income tax must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company, or the Company's division or subsidiary, in its business plan, as established at the beginning of each plan period, for any bonus awards to be made. The Compensation Committee of the Company's Board of Directors has the authority to determine the total amount of bonus awards, if any, to be made to the Company's corporate employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $9.8 million in 2002, $1.8 million in 2001 and $4.1 million in 2000 in conjunction with these incentive bonus plans.

Note 14—Financial Instruments and Concentration of Credit Risk

The carrying values and estimated fair values of financial instruments, including derivative financial instruments were as follows:

	December 31, 2002		December 31, 2001
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Other long-term debt, excluding current installments	$28,339	28,339	44,695	44,742
Convertible subordinated notes	80,200	79,899	80,200	64,361
Derivative liabilities:
Interest rate swap	$(904)	(904)	(1,556)	(1,556)

        The Company used market quotes to estimate the fair value of its financial instruments. The carrying amounts of cash equivalents, accounts receivable, accrued liabilities, accounts payable and current installments of other long-term debt approximate fair value. As of December 31, 2002, the Company had no significant off balance sheet concentrations of credit risk such as foreign currency exchange contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and trade accounts receivable. Management maintains the majority of the Company's cash and cash equivalents with financial institutions. The Company has not experienced any significant losses on these investments to date. One of the most significant credit risks is the ultimate realization of accounts receivable. This risk is mitigated by (i) sales to well established companies, (ii) ongoing credit evaluation of customers, and (iii) frequent contact with customers, especially the most significant customers, thus enabling management to monitor current changes in business operations and to respond accordingly. Management considers these concentrations of credit risks in establishing our allowance for doubtful accounts and believes these allowances are adequate. Our largest customer represented approximately 50% of our gross accounts receivable as of December 31, 2002.

Note 15—Concentrations of Business Risk

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

Note 16—Contingencies

The Company filed suit against J.M. Huber Corporation (the "Seller") in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby the Company acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that the Company failed to comply with certain obligations under the contract requiring the Company to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with the Company's suit in the United States District Court for the Southern District of Texas (the "Court"). On March 18, 2002, the Court entered an interlocutory judgement denying the Company's claims against Seller, but preserving Seller's counterclaims against the Company. On May 1, 2002, the Court entered a final judgment dismissing without prejudice the claims and counterclaims of Seller. On May 29, 2002, the Company filed a notice of appeal of the Court's final judgment to the Fifth Circuit Court of Appeals (the "Fifth Circuit") and on August 7, 2002, the Company filed its appellate brief with the Fifth Circuit. On October 10, 2002, the Seller filed its appellee brief with the Fifth Circuit and on October 25, 2002, the Company filed a reply brief in response to Seller's appellee brief. On March 10, 2003, the parties presented oral arguments to the Fifth Circuit. The Company intends to vigorously pursue its claims against Seller and defend against Seller's allegations.

        On April 14, 2000, the Company, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (the "Foundation"). The lawsuit alleges that the Company has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines the Company has purchased. On November 2, 2000, the Company filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgement Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgement in the cases filed by Cognex and Symbol. The Company intends to vigorously defend against such claims and pursue all rights it has against third parties. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

        The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 17—Restructuring Charges and Asset Write-offs

During 2002, the Company recorded asset write-offs of approximately $1.6 million ($1.0 million after tax) for the write-down of assets held for sale to fair value.

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

Independent Auditors' Report

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

        We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, and in 2001 changed its method of accounting for derivative instruments and hedging activities.

/s/ KPMG LLP
Houston, Texas
February 5, 2003

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

/s/ DONALD E. NIGBOR Donald E. Nigbor Chairman & Chief Executive Officer	/s/ CARY T. FU Cary T. Fu President & Chief Operating Officer
/s/ GAYLA J. DELLY Gayla J. Delly Vice President Finance, Chief Financial Officer & Treasurer

Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 2002, 2001 and 2000. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	2002 Quarter
(in thousands, except per share data)
	1st	2nd	3rd	4th
Sales	$329,188	404,375	428,278	468,179
Gross profit	24,875	30,802	32,511	36,666
Net income	5,348	8,258	9,583	12,705
Earnings per common share:
Basic	0.27	0.35	0.40	0.52
Diluted	0.26	0.33	0.38	0.50
	2001 Quarter
(in thousands, except per share data)
	1st	2nd	3rd	4th
Sales	$431,905	317,433	257,969	269,643
Gross profit	32,163	22,052	18,898	20,397
Net income (loss)	5,112	(2,093)	(57,015)	(316)
Earnings (loss) per common share:
Basic	0.26	(0.11)	(2.90)	(0.02)
Diluted	0.25	(0.11)	(2.90)	(0.02)
	2000 Quarter
(in thousands, except per share data)
	1st	2nd	3rd	4th
Sales	$349,155	406,572	459,539	489,658
Gross profit	23,646	29,704	33,900	36,857
Net income	1,977	3,605	6,236	8,081
Earnings per common share:
Basic	0.12	0.22	0.34	0.41
Diluted	0.12	0.21	0.32	0.40

Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated.

	Quarter
	1st	2nd	3rd	4th
2003 (through March 17, 2003)
High	$35.99
Low	$28.60
2002
High	$32.22	32.34	33.30	32.74
Low	$18.60	25.34	19.99	14.50
2001
High	$34.45	28.50	26.60	23.15
Low	$17.50	16.95	14.45	15.05

        The last reported sale price of Common Stock on March 17, 2003, as reported by the New York Stock Exchange, was $34.56. There were approximately 94 record holders of Common Stock as of March 17, 2003.

        The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

        The following table sets forth certain information relating to our equity compensation plans as of December 31, 2002.

Plan Category (securities in thousands)	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	3,186	$20.85	1,383
Equity compensation plans not approved by security holders	140	$21.78	11

Total	3,326	$20.89	1,394

Selected Financial Data

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
(in thousands, except per share data)
	2002		2001	2000		1999		1998
Selected Statements of Income Data (1)
Sales	$1,630,020		$1,276,950	$1,704,924		$877,839		$524,065
Cost of sales	1,505,166		1,183,440	1,580,817		810,309		472,354

Gross profit	124,854		93,510	124,107		67,530		51,711
Selling, general and administrative expenses	64,191		54,383	57,871		32,477		17,680
Restructuring charges (2)	—		7,569	—		—		—
Asset write-offs (2)	1,608		61,720	—		—		—
Amortization of goodwill	—		12,219	12,841		6,430		3,311

Income (loss) from operations	59,055		(42,381)	53,395		28,623		30,720
Interest expense	(11,385)		(16,998)	(24,396)		(9,696)		(4,394)
Interest income	4,430		1,508	770		605		479
Other income (expense)	2,866		(422)	(1,339)		744		85
Income tax benefit (expense)	(19,073)		3,981	(8,529)		(7,005)		(10,518)

Income (loss) before extraordinary item	35,893		(54,312)	19,901		13,271		16,372
Extraordinary item—loss on extinguishment of debt	—		—	—		(1,297)		—

Net income (loss)	$35,893		$(54,312)	$19,901		$11,974		$16,372

Earnings (loss) per share (3)
Basic:
Income (loss) before extraordinary item	$1.56		$(2.77)	$1.13		$0.94		$1.41
Extraordinary item	—		—	—		(0.09)		—

Earnings (loss) per share (3)	$1.56		$(2.77)	$1.13		$0.85		$1.41

Diluted:
Income (loss) before extraordinary item	$1.51		$(2.77)	$1.06		$0.88		$1.35
Extraordinary item	—		—	—		(0.08)		—

Earnings (loss) per share (3)	$1.51		$(2.77)	$1.06		$0.80		$1.35

Weighted average number of shares outstanding
Basic	22,936		19,625	17,578		14,081		11,594
Diluted	23,732		19,625	18,718		15,010		12,098

Ratio of earnings to fixed charges	4.30	x	—	2.00	x	2.74	x	6.03	x
Deficiency	n/a		$58,293	n/a		n/a		n/a
	December 31,
(in thousands)
	2002	2001	2000	1999	1998
Selected Balance Sheet Data
Working capital	$392,373	$267,839	$347,318	$177,926	$86,265
Total assets	932,251	686,105	991,221	760,838	241,896
Total debt	137,167	147,262	261,069	221,995	54,311
Shareholders' equity	$499,030	$351,682	$411,945	$281,935	$138,001
(1)
See Note 2 of Notes to Consolidated Financial Statements for discussion of acquisitions and disposition.

(2)
See Note 17 of Notes to Consolidated Financial Statements for a discussion of the restructuring charges and asset write-offs occurring in 2002 and 2001.

(3)
See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings (loss) per common share.

Corporate and Shareholder Data

Officers

Donald E. Nigbor (1)
Chairman of the Board and Chief Executive Officer

Cary T. Fu (1)
President and Chief Operating Officer

Gayla J. Delly (1)
Vice President Finance, Chief Financial Officer and Treasurer

Steven A. Barton (1)(2)
Executive Vice President

Lenora A. Gurton
Secretary

Christopher Nawrocki
Group President

Legal Counsel

Cravath, Swaine & Moore
New York, New York

Independent Auditors

KPMG LLP
Houston, Texas

Directors

Donald E. Nigbor
Chairman of the Board and Chief Executive Officer
Benchmark Electronics, Inc.

David H. Arnold (3)(4)(5)
Retired—Former President
EMD Associates, Inc.
Winona, Minnesota (Acquired by Benchmark, 1996)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

John C. Custer (3)(4)(5)
Retired—Former Chairman of the Board Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Peter G. Dorflinger (3)(4)(5)
General Partner
MAD Capital Partners
Houston, Texas

Cary T. Fu
President and Chief Operating Officer
Benchmark Electronics, Inc.

(1) Executive Officer

(2) Part-time since June 1993

(3) Member of Audit Committee

(4) Member of Compensation Committee

(5) Member of Nominating/Governance Committee

Stock Transfer Agent and Registrar

Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:

  Computershare Trust Company, Inc.
  350 Indiana Street, Suite 800
  Golden, CO. 80401
  303/262-0600.

Stock Trading

The common stock of Benchmark Electronics, Inc. trades on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K

Benchmark will provide a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission, without charge upon written request to:

  Gayla J. Delly
  Vice President Finance
  Chief Financial Officer and Treasurer
  Benchmark Electronics, Inc.
  3000 Technology Drive
  Angleton, TX 77515.

Available Information

We make available free of charge through our Internet web site (http://www.bench.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Financial Mailing List

Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting

Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 13, 2003, at the

  Hyatt Regency Houston
  1200 Louisiana Street
  Houston, Texas.

This annual report is printed on recycled paper.

QuickLinks

  Exhibit 13