Form 10-K, Exhibit 13
period 2003-12-31
BENCHMARK ELECTRONICS INC
filed 2004-03-15
CIK 863436

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

Overview of Benchmark Electronics and Our Industry

        Benchmark is in the business of manufacturing electronics and providing services to original equipment manufacturers (OEMs) of computers and related products for business enterprises, medical devices, industrial control equipment, testing and instrumentation products and telecommunication equipment. The services that we provide are commonly referred to as electronics manufacturing services (EMS). We offer our customers comprehensive and integrated design and manufacturing services throughout the life of their product, from initial product design to volume production of printed circuit board assemblies, full system builds of our customers products to direct order fulfillment. We provide specialized engineering services including product design, printed circuit board layout, prototyping and test development. Benchmark has a global manufacturing presence of 16 facilities in eight countries around the world from sites in the United States to sites in lower cost regions such as Latin and South America and Southeast Asia.

        Benchmark recognizes revenue from the sale of circuit board assemblies, systems and excess inventory when the goods are shipped, title and risk of ownership have passed, the price to the buyer is fixed and determinable and recoverability is reasonably assured. To a lesser extent, revenue is also recognized from non-manufacturing services, such as product design, circuit board layout, and test development. Service related revenues are recognized when the service is rendered and the costs related to these services are expensed as incurred.

The Year 2003 for Benchmark

        Net income for the year was $55.4 million, or $1.39 per diluted share, on sales of $1.8 billion. During 2003, we generated $76.6 million in cash flow from operations, completed a three-for-two stock split and converted $80.2 million of convertible subordinated notes into equity. In addition, during 2003 we lowered our dependence on our largest customers as revenues from our remaining customer base expanded. Sales to our largest customer as a percentage of our total sales were 44.0% during 2003, down from 51.2% of our revenues for 2002. Sales to our customers other than our two largest customers increased to $792.4 million in 2003 from $639.4 million in 2002, an increase of $153.0 million. We also increased our gross margin percentage to 8.2% in 2003 from 7.7% in 2002.

The EMS Industry—a snapshot 2001 to 2003

        The year 2003 was a significant transition year for the technology marketplace as a whole following the downturn which began in 2001. When the downturn began in 2001, many OEM's saw significant decreases in the demand for their products. A large number of OEM's had outsourced much of their electronics manufacturing to EMS providers prior to 2001. The reduced demand for their products thus resulted in a reduced level of business for many EMS providers. The EMS industry companies were quickly required to address their global footprint and align their own capacity supporting the reduced demand levels from OEM customers. Both the number of locations and sizes of these facilities had been rapidly growing prior to 2001, but with the lower demand levels for OEM's products in the market, many of these facilities were closed during 2002 and 2003.

        During 2003, many EMS providers were able to improve their balance sheets. Some of our competitors had over leveraged balance sheets as the downturn began. The low interest rate levels allowed these companies to refinance their indebtedness and provided the cash flows necessary to finance the restructuring and shutdowns that were necessary to allow these companies to remain viable. While a number of facilities were closed and the overall number of locations has declined in the EMS industry, the overall balance of supply and demand remains underutilized in comparison to the years preceding the downturn in 2001.

The Business of Benchmark Electronics

        During the last several years, Benchmark was faced with a different set of circumstances—in contrast to that of many in our industry. Since Benchmark had not grown our footprint quite as rapidly during the heated acquisition frenzy and growth period of 1999 and 2000, we were not required to close nearly as many facilities as others in the industry. This alone differentiated us from many of our competitors; allowing us to maintain focus on expansion, in addition to establishing and maintaining our strong customer relationships which are key factors of success in our business.

        Further, the absence of excessive debt loads and improving performance in our financial results allowed us to approach the capital markets to further strengthen our equity structure. We completed a stock offering in April 2002 which added $110 million to our capital. This offering, while not critical to our capital structure or cash availability, was an important part of our continued success as it allowed us to present a strong balance sheet in support of existing and new customers. This move was positive for Benchmark, specifically at a time when many of our competitors were cash strapped.

        During 2001 and 2002, we started production on several new programs. As is the case with all new programs, these brought to us new opportunities and risks. The risks are those associated with the launch of new programs. New programs typically require engineering and start-up support and costs which are expensed as incurred. This in turn causes downward pressure on our gross margins. The opportunities associated with new programs include increased revenues if our customers' products are well received and accepted in the marketplace. In addition, we can benefit in future periods from increased operating efficiencies which result from our early involvement in the design phase of many new product introductions. On several new programs taking place during 2001 and 2002, we worked side-by-side with our customers through the design and development phases of these new programs. During this time, three major programs moved into new product introduction phases and then successfully launched to volume production with major customers. We did this while also being successful in winning other new programs and new customers.

        These new program wins and production ramps from 2001 and 2002 continued into the year 2003. The success of some of these programs brought about new challenges as our concentration of business increased. While we saw reduced demand for many telecommunication products we supported, the new products introduced by our largest customer had high demand levels during 2002 and 2003. Even though we are continuing to expand our overall customer base, our largest customer represented 44.0% of our revenues for 2003 and 51.2% of our revenues for 2002. Specifically, the revenue from our largest customer declined to 40.0% during the fourth quarter of 2003 from 50.3% during the fourth quarter of 2002. During 2004, we expect this downward trend to continue. We realize that a significant reduction in sales to this customer or any of our other major customers, in addition to any major customer exerting significant pricing and margin pressures on us, would have a material adverse effect on our operating results. We continue to work closely with all of our customers throughout the life cycles of their products to help us plan and manage our business. We do this because we know that startup costs associated with new programs can adversely affect our gross margin. Additionally, we are at risk as some of our major programs reach maturity. The demand levels and our resulting revenues for those programs can decline significantly in any quarter as new generations of competing products are introduced into the market place.

        Looking forward to 2004, we must continue to reduce the level of concentration of our business and maintain our cost controls as we incur the costs associated with new program start ups and expanded engineering service offerings to our customers.

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

Allowance for doubtful accounts

        Our accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer's ability to pay as well as the age of the receivables. To evaluate a specific customer's ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts was $6.5 million and $5.8 million at December 31, 2003 and 2002, respectively.

Inventory obsolescence reserve

        We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. We write down our inventories for estimated obsolescence as necessary in an amount equal to the difference between the cost of inventory and estimated market value based on assumptions of future demands and market conditions. We evaluate our inventory valuation on a quarterly basis based on current and forecasted usage and the latest forecasts of product demand and production requirements from our customers. Customers frequently make changes to their forecasts, requiring us to make changes to our inventory purchases, commitments, and production scheduling and may require us to cancel open purchase commitments with our vendors. This process may lead to on-hand inventory quantities and on-order purchase commitments that are in excess of our customer's revised needs, or parts that become obsolete before use in production. We record inventory reserves on excess and obsolete inventory. These reserves are established on inventory which we have determined that our customers are not responsible for or on inventory that we believe our customers are unable to fulfill their obligation to ultimately purchase such inventory from us. The allowance for excess and obsolete inventory was $18.3 million and $17.2 million at December 31, 2003 and 2002, respectively. If actual market conditions are less favorable than those we projected, additional inventory write downs may be required.

Income Taxes

        We estimate our income tax provision in each of the jurisdictions in which we operate, including estimating exposures related to examinations by taxing authorities. We must also make judgments regarding the ability to realize the deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made. See Note 10—"Income Taxes" to the Consolidated Financial Statements.

Impairment of Long-Lived Assets

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge would be recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset.

        Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss would be recognized to the extent that the carrying amount exceeds the asset's fair value. We completed the annual impairment test during the fourth quarter of 2003 and determined that no impairment existed as of the date of the impairment test. Goodwill is measured at the reporting unit level, which we have determined to be consistent with our operating segments as defined in Note 12—"Segment and Geographic Information," by determining the fair values of the reporting units using a discounted cash flow model and comparing those fair values to the carrying values, including goodwill, of the reporting unit. As of December 31, 2003 and 2002, we had net goodwill of approximately $113.5 million and $119.8 million, respectively. Circumstances that may lead to impairment of goodwill include unforeseen decreases in future performance or industry demand, and the restructuring of our operations as a result of a change in our business strategy.

RECENT ACQUISITIONS

        On July 29, 2002, we completed the acquisition (the Acquisition) of ACT Manufacturing Holdings UK Limited (UK) and ACT Manufacturing (Thailand) Public Company Limited (Thailand) from ACT Manufacturing, Inc. (ACT) pursuant to the terms of an Asset and Share Purchase Agreement dated as of July 2, 2002 by and between Benchmark and ACT (the Purchase Agreement). ACT had previously filed for reorganization under Chapter 11 of the United States Bankruptcy Code; the Purchase Agreement and the transactions contemplated thereby were approved by the bankruptcy court. The facilities acquired included a facility owned in Ayudhaya, Thailand and a leased facility in Leicester, England. The 240,000 square foot manufacturing facility in Ayudhaya, Thailand (near Bangkok) provides electronics manufacturing services, including printed circuit board assembly and test, systems assembly and test, prototyping, warranty repair, materials procurement and engineering support services. The facility has experience in radio frequency (RF) and wireless product manufacturing, as well as a full suite of RF testing capabilities. The 55,000 square foot manufacturing facility in Leicester, England provides electronics manufacturing services, including printed circuit board design, assembly and test, and systems assembly and test. As consideration for the Acquisition, we paid $45.2 million in cash and acquisition costs of $0.8 million. We accounted for the Acquisition utilizing the accounting principles promulgated by SFAS 141 and 142. Therefore, the results of operations of the UK and Thailand operations since July 29, 2002 have been included in the accompanying condensed consolidated statements of income. The allocation of the net purchase price of the Acquisition resulted in goodwill of approximately $0.5 million.

        The inclusion of the operations of the acquired facilities in Thailand and the UK in Benchmark's accounts are responsible for a substantial portion of the variations in the results of our operations (including components thereof) from 2003 to 2002 and 2002 to 2001. The effects of the Acquisition on our financial condition and our reported results of operations should be considered when reading the financial information contained herein.

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

	Year ended December 31,
Percentage of Sales
	2003	2002	2001
Sales	100.0%	100.0%	100.0%
Cost of sales	91.8	92.3	92.7

Gross profit	8.2	7.7	7.3
Selling, general and administrative expenses	3.5	3.9	4.3
Contract settlement	(0.4)	—	—
Asset write-offs	—	0.1	4.8
Restructuring charges	0.2	—	0.6
Amortization of goodwill	—	—	1.0

Income (loss) from operations	4.9	3.6	(3.4)
Other income (expense)	(0.4)	(0.3)	(1.2)

Income (loss) before income taxes	4.5	3.4	(4.6)
Income tax benefit (expense)	(1.5)	(1.2)	0.3

Net income (loss)	3.0%	2.2%	(4.3)%

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Sales

        Sales in 2003 increased $209.8 million, or 12.9%, as compared to 2002 sales. The increase of $209.8 million includes $144.5 million applicable to the combined effect of the facilities acquired on July 29, 2002 and new programs that have been added to these facilities since the acquisition. Also contributing to increased sales in 2003 were sales under new programs and increased activity with existing customers—$5.6 million attributable to the operation of our systems integration facilities and $65.5 million attributable to an overall increase in PCBA sales volume. These increases were partially offset by a decrease of $5.8 million resulting from the consolidation and downsizing of certain manufacturing facilities.

        A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2003, our two largest customers together represented 56.9% of our sales, with one customer accounting for 44.0% of our sales. Sales to our largest customer decreased to 44.0% of our sales in 2003 from 51.2% of our sales in 2002. During 2003, the level of concentration among our top customers decreased as revenues from our remaining customer base expanded. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. As we ramp new programs and the new programs mature, we expect the percentage of sales to our two largest customers to decline. Sales to our customers other than our two largest customers increased to $792.4 million in 2003 from $639.4 million in 2002, an increase of $153.0 million. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us. See Note 11 to the Consolidated Financial Statements.

        Over the past three years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included reducing the number and changing the location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, reducing staff levels, realigning our business processes and reorganizing our management.

        Our manufacturing and assembly operations include printed circuit boards and subsystem assembly, box build and systems integration. Systems integration is the process of integrating subsystem and printed circuit board assemblies and, often, downloading and integrating software, to produce a fully configured product. Systems integration is a value-added service that is not separable from our overall contract manufacturing service, and we believe systems integration represents a growth trend of the business as it reflects the continuing evolution of the electronics contract manufacturing business. Sales from the operation of our systems integration facilities represented 22.7% and 25.2% of our sales for the years ended December 31, 2003 and 2002.

        We have 16 manufacturing facilities in the Americas, Europe and Asia to serve our customers. We are operated and managed geographically. See Note 12 to the Consolidated Financial Statements. Our facilities in the Americas provided 77.7% and 81.9% of net sales, respectively, during 2003 and 2002. Our Americas region includes facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Loveland, Colorado, Manassas, Virginia, Redmond, Washington and Winona, Minnesota. There are two facilities in Huntsville, Alabama—a systems integration facility and a printed circuit board assembly (PCBA) facility. We opened the Loveland, Colorado facility in May 2003 and the Redmond, Washington facility in October 2003. Both of the Loveland and Redmond facilities provide systems integration services. Our facilities in Europe provided 9.2% and 12.3% of net sales, respectively, during 2003 and 2002. Our Europe region includes facilities in Dublin, Ireland and Leicester, England. The Dublin facility provides systems integration services. During the fourth quarter of 2003, we closed our East Kilbride, Scotland facility. During the second quarter of 2003, we closed the Cork, Ireland facility. The Cork facility is currently held for sale. Our facilities in Asia provided 13.1% and 5.7% of our net sales, respectively, during 2003 and 2002. Our Asia region includes facilities in the Republic of Singapore, Ayudhaya, Thailand and Suzhou, China. The Singapore facility included both a systems integration and PCBA operation during 2003 and 2002. During 2003, the PCBA facility ceased operations.

        As a result of our international sales and facilities, our operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on our results of operations through December 31, 2003. However, we cannot assure you that there will not be an adverse impact in the future. See RISK FACTORS for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency and for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad. During 2003 and 2002, 26.2% and 22.1%, respectively, of our sales were from our international operations. The increase in the percentage of international sales for 2003 as compared to 2002 primarily reflects the additional sales resulting from the operation of the facilities in England and Thailand that were acquired on July 29, 2002.

        We had a backlog of approximately $1.1 billion at December 31, 2003, as compared to the 2002 year-end backlog of $994.3 million. We believe the increase in backlog is attributable to the organic growth of our business. Although we expect to fill substantially all of our backlog during 2004, at December 31, 2003, we do not have long-term agreements with all of our customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

Americas

        Sales in the Americas during 2003 increased $93.7 million, or 7.0%, compared to 2002. This net increase includes a $39.2 million increase attributable to the operation of our systems integration facilities and a $55.6 million net increase in sales volume. These increases were partially offset by a $1.1 million decrease resulting from the consolidation and downsizing of certain manufacturing facilities.

Europe

        Sales in Europe during 2003 decreased $32.2 million, or 16.1%, compared to 2002. This net decrease includes a $44.6 million decrease in sales volumes from systems integration customers and a $4.7 million decrease resulting from the closing of the Cork, Ireland facility. These decreases were partially offset by a $9.0 million increase in European sales by the Leicester, England facility acquired in July 2002 and an $8.1 million net increase in overall sales volume.

Asia

        Sales in Asia increased by $148.3 million, or 158.8%, during 2003 compared to 2002. This net increase includes a $135.5 million increase due to the combined effect of sales by the Thailand facility acquired in July 2002 and new programs that have been added to the Thailand facility since the acquisition, a $11.0 million increase in sales volumes from systems integration customers and a $1.8 million net increase in overall sales volume.

Gross Profit

        Gross profit increased 20.4% to $150.3 million for 2003 from $124.9 million in 2002. Gross profit as a percentage of sales for 2003 and 2002, respectively, was 8.2% and 7.7%. Our cost of sales includes the cost of materials, electronic components and other materials that comprise the products we manufacture, the cost of labor and manufacturing overhead, and adjustments for excess and obsolete inventory. Our procurement of materials for production requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of materials. Although we bear the risk of fluctuations in the cost of materials and excess scrap, we periodically negotiate cost of materials adjustments with our customers. Revenue from each product that we manufacture includes the total of the costs of materials in that product and the cost of the labor and manufacturing overhead costs allocated to that product. Our gross margin for any product depends on the proportionate mix of the cost of materials in the product and the cost of labor and manufacturing overhead allocated to the product. We typically have the potential to realize higher gross margins on products where the proportionate level of labor and manufacturing overhead is greater. As we gain experience in manufacturing a product, we usually achieve increased efficiencies, which result in lower labor and manufacturing overhead costs for that product and higher gross margins.

        The increase in gross profit was a result of the combined effect of fluctuations in capacity utilization, higher sales volumes, changes in product mix, favorable component market conditions, cost reductions, and efforts to integrate recent acquisitions. The combined effect of these factors, which are continually changing and are interrelated, make it impracticable to determine with precision the separate effect of each factor. We expect that a number of high volume programs serving customers in price sensitive markets will remain subject to competitive restraints on the margin that may be realized from these programs and that these restraints will exert downward pressure on our margins in the near future. For the foreseeable future, our gross margin is expected to depend primarily on facility utilization, product mix, start-up of new programs, pricing within the electronics industry, and the integration of acquisitions. The gross margins at each facility and for Benchmark as a whole are expected to continue to fluctuate. Increases in start-up costs associated with new programs and pricing within the electronics industry also could adversely impact our gross margin.

        The 2003 and 2002 gross profit includes charges related to reserves for excess and obsolete inventory. During 2003 and 2002, $6.3 million and $13.8 million of additional inventory reserves were recorded, respectively. These charges related to inventory written down to the lower of cost (principally first-in, first-out method) or market, raw materials held specific to customers who were no longer in business, and changes in customer demand for inventory that resulted in excess quantities on hand. Inventory is procured by us based on specific customer orders. Correspondingly, customer modifications to orders for inventory previously procured by us (e.g. cancellations as well as inventory that is highly customized and therefore not available for use by other customers) resulted in excess and obsolete inventory for the related customers that in some cases could not be recovered through put back to vendors or the specific customer concerned.

        Many of our customers experienced significant decreases in demand for their products in 2001 and 2002. Consequently, these customers dramatically reduced their forecasts during this time period for usage of our component inventory, which resulted in our holding quantities of inventory significantly in excess of their requirements as well as inventory that would become obsolete before we could use it in production. Furthermore, an increased number of our customers experienced financial difficulties and were unable to fulfill their obligation to purchase inventory. During 2003, favorable market conditions, improved demand by customers and financial statement positions among our customers contributed to decreased excess and obsolete inventory levels. As a result, our charges related to reserves for excess and obsolete inventory decreased to $6.3 million in 2003 from $13.8 million in 2002.

        Impaired inventory is generally disposed of in one of two ways: (i) sold back to the responsible customer, or (ii) scrapped. The impact of the sale or disposition of impaired inventory on gross profit is insignificant. Substantially all of our impaired inventory was raw materials.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $65.0 million in 2003, an increase of 1.2% from $64.2 million in 2002. Selling, general and administrative expenses, as a percentage of sales, were 3.5% and 3.9%, respectively, in 2003 and 2002. The increase in selling, general and administrative expenses was partially due to those expenses related to the acquired facilities that were included for a full year in 2003 and only from July through December in 2002 offset by decreases in controllable expenses. The decrease in selling, general and administrative expenses as a percentage of sales was primarily due to our focus on controlling costs as well as having a higher sales base.

        The charge to operations for bad debt allowance was $6.6 million during 2003 and 2002 as a number of our customers, because of decreases in their end-market product demand and financial difficulties, were not able to fulfill their financial obligations to us.

Contract Settlement

        During the first quarter of 2003, we settled and released various claims arising out of customer manufacturing agreements. In connection with the settlement of these claims, we recorded a non-cash gain totaling $8.1 million.

Restructuring Charges

        On October 23, 2003, we announced plans to close our East Kilbride, Scotland facility. The Scotland facility has been affected by customer cancellations and delays of orders because of the downturn in end-market demand for such customers' products, as well as the customers' demands for lower product manufacturing costs. Given the continued weakness in the European market and the lack of competitive differentiators in this high cost marketplace, we made the decision to close this facility during the fourth quarter of 2003. In connection with the closing of our Scotland facility, we recorded $2.8 million in restructuring charges, including $2.4 million in severance costs and $0.4 million in contract termination costs. These charges were recorded pursuant to plans developed and approved by management. These charges were largely intended to align our capacity and infrastructure to current and anticipated customer demand.

Interest Expense

        Interest expense was approximately $7.7 million and $11.4 million, respectively, in 2003 and 2002. The decrease is primarily due to reductions in interest rates and repayments of outstanding debt, and to the conversion of our 6% Convertible Subordinated Notes to common stock in September 2003. See Note 7 to the Consolidated Financial Statements.

Income Tax Benefit (Expense)

        Income tax expense of $27.6 million represented an effective tax rate of 33.2% for the year ended December 31, 2003, compared with $19.1 million at an effective tax rate of 34.7% for the year ended December 31, 2002. The decrease in the effective tax rate is primarily due to the higher estimated income before income taxes for 2003 in lower tax jurisdictions as compared to 2002. See Note 10 to the Consolidated Financial Statements.

Net Income (Loss)

        We reported net income of approximately $55.4 million, or diluted earnings of $1.39 per share for 2003, compared with net income of approximately $35.9 million, or diluted earnings of $1.01 per share for 2002. The net increase of $19.5 million in 2003 was due to the factors discussed above.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Sales

        Sales in 2002 increased $353.1 million, or 27.6%, as compared to 2001 sales. The increase of $353.1 million includes $98.8 million applicable to the facilities acquired on July 29, 2002, $170.7 million attributable to the operation of our systems integration facilities and an overall increase in sales volumes of $163.8 million. These increases were partially offset by a decrease of $80.2 million resulting from the consolidation and downsizing of certain manufacturing facilities during 2002.

        During 2002 and 2001, we undertook initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included reducing the number and changing the location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment included transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, reducing staff levels, realigning our business processes and reorganizing our management.

        Our manufacturing and assembly operations include printed circuit board and subsystem assembly, box build and systems integration. Systems integration is the process of integrating subsystem and printed circuit board assemblies and, often, downloading and integrating software, to produce a fully configured product. Systems integration is a value-added service that is not separable from our overall contract manufacturing service, and we believe systems integration represents a growth trend of the business as it reflects the continuing evolution of the electronics contract manufacturing business. Sales from the operations of our systems integration facilities represented 25.2% and 18.8% of our sales for the years ended December 31, 2002 and 2001.

        Our European operations were adversely affected by our customers' demand to seek overall lower manufacturing costs by transferring production to lower cost geographies. In addition, many of our customers in Europe and Asia operate in the telecommunications and test and instrumentation industries, which saw significant decreases in their end-market demand for their products. Beginning in

2001, the global telecommunications market deteriorated, reflecting a significant decrease in our customers' markets and a significant reduction in capital spending by established service providers. This trend intensified during 2002. Reasons for the market deterioration included the general economic slowdown, network over capacity, network build-out delays and limited availability of capital in the telecommunications industry. The decline is attributable in part to the significant investments in telecommunications systems made by enterprises in the late 1990s in anticipation of Year 2000 software problems. As a result of the uncertain economic environment, we believe that enterprises continue to be concerned about their ability to increase revenues and thereby increase their profitability. Accordingly, our customers in this industry tried to maintain or improve profitability through cost reduction and reduced capital spending. Our percentage of sales to customers in the telecommunications industry fell from 31% in 2001 to 13% in 2002 and the percentage of sales to customers in the test and instrumentation industry fell from 5% in 2001 to 2% in 2002. When demand for our customers' products decrease, their production requirements from us decrease.

        Our facilities in the Americas provided 81.9% and 84.6% of net sales, respectively, during 2002 and 2001. Our Americas region included facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Manassas, Virginia and Winona, Minnesota. There are two facilities in Huntsville, Alabama—a systems integration facility opened during 2000 and the PCBA facility acquired in 1999. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale. Our facilities in Europe provided 12.3% and 13.3% of net sales, respectively, during 2002 and 2001. During 2002 and 2001, our Europe region included facilities in Cork, Ireland, Dublin, Ireland, East Kilbride, Scotland and Leicester, England. Our facilities in Asia provided 5.7% and 2.1% of our net sales, respectively, during 2002 and 2001. Our Asia region included facilities in the Republic of Singapore and Ayudhaya, Thailand. The Singapore facility included both a systems integration and PCBA operation. These operations were in separate facilities during 2001.

        During 2002 and 2001, 22.1% and 23.3%, respectively, of our sales were from our international operations. The decrease in the percentage of international sales for 2002 as compared to 2001 primarily reflects the downsizing of the Cork, Ireland facility offset by additional sales resulting from the operation of the systems integration facilities in Dublin, Ireland and Singapore and the inclusion of the sales for the facilities in England and Thailand that were acquired on July 29, 2002.

        A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2002, our three largest customers together represented 69.4% of our sales, with one customer accounting for 51.2% of our sales. Sales to our largest customer increased from 21.9% of our sales in 2001 to 51.2% of our sales in 2002. During 2002, our business relationship with this customer expanded as they launched two new programs which had significant market success. See Note 11 to the Consolidated Financial Statements.

        We had a backlog of approximately $994.3 million at December 31, 2002, as compared to the 2001 year-end backlog of $855.1 million. We believe approximately two thirds of the increase in backlog is attributable to the facilities acquired on July 29, 2002, and the balance is attributable to organic growth of our business.

Americas

        Sales in the Americas during 2002 increased $255.5 million, or 23.7%, compared to 2001. This net increase included a $144.7 million increase attributable to the operation of our systems integration facilities and a $178.2 million net increase in sales volume. These increases were partially offset by a $67.4 million decrease resulting from the consolidation and downsizing of certain manufacturing facilities during 2001. During 2001, we consolidated the Pulaski, Tennessee manufacturing facility into the Huntsville, Alabama facility. The Pulaski facility is currently being held for sale.

Europe

        Sales in Europe during 2002 increased $30.7 million, or 18.0%, compared to 2001. This net increase included $19.0 million resulting from sales by the Leicester, England facility acquired in July 2002 and a $25.0 million increase in sales volumes from systems integration customers. These increases were partially offset by a $12.8 million decrease resulting from the downsizing of the Cork, Ireland facility during 2001 and a $0.5 million decrease due to the net decrease in sales volume resulting from the continued slowdown in the technology marketplace.

Asia

        Sales in Asia increased by $66.9 million, or 252.1%, during 2002 compared to 2001. This net increase included $79.8 million resulting from the combined effect of sales by the Thailand facility acquired in July 2002 and new programs that have been added to the Thailand facility since the acquisition and a $1.0 million increase in sales volumes from systems integration customers. These increases were partially offset by a $13.9 million net decrease in overall sales volume resulting from the continued slowdown in the technology marketplace.

Gross Profit

        Gross profit increased 33.5% to $124.9 million for 2002 from $93.5 million in 2001. Gross profit as a percentage of sales for 2002 and 2001, respectively, was 7.7% and 7.3%. Our cost of sales includes the cost of materials, electronic components and other materials that comprise the products we manufacture, the cost of labor and manufacturing overhead, and adjustments for excess and obsolete inventory. Our procurement of materials for production requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of materials. Although we bear the risk of fluctuations in the cost of materials and excess scrap, we periodically negotiate cost of materials adjustments with our customers. Revenue from each product that we manufacture includes the total of the costs of materials in that product and the cost of the labor and manufacturing overhead costs allocated to that product. Our gross margin for any product depends on the proportionate mix of the cost of materials in the product and the cost of labor and manufacturing overhead allocated to the product. We typically have the potential to realize higher gross margins on products where the proportionate level of labor and manufacturing overhead is greater. As we gain experience in manufacturing a product, we usually achieve increased efficiencies, which result in lower labor and manufacturing overhead costs for that product and higher gross margins. During 2002, we gained manufacturing efficiencies on several programs, which we began in 2001 and early 2002. In addition, sales increased during 2002 to computers and related products for business enterprises and medical markets, which yielded higher profit margins, while sales to the telecommunications markets, which yielded lower profit margins, decreased.

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

        The 2002 and 2001 gross profit included charges related to reserves for excess and obsolete inventory. During 2002 and 2001, $13.8 million and $7.6 million of additional inventory reserves were recorded, respectively. These charges related to inventory written down to the lower of cost (principally first-in, first-out method) or market, raw materials held specific to customers who were no longer in business, and changes in customer demand for inventory that resulted in excess quantities on hand. Inventory is procured by us based on specific customer orders. Correspondingly, customer modifications to orders for inventory previously procured by us (e.g. cancellations as well as inventory that is highly customized and therefore not available for use by other customers) resulted in excess and obsolete inventory for the related customers that could not be recovered through put back to vendors or the specific customer concerned.

        Many of our customers experienced significant decreases in demand for their products in 2001 and 2002. Consequently, these customers dramatically reduced their forecasts during this time period for usage of our component inventory, which resulted in our holding quantities of inventory significantly in excess of their requirements as well as inventory that would become obsolete before we could use it in production. Furthermore, an increased number of our customers experienced financial difficulties and were unable to fulfill their obligation to purchase inventory. As a result, our charges related to reserves for excess and obsolete inventory increased to $13.8 million in 2002 from $7.6 million in 2001.

        Impaired inventory is generally disposed of in one of two ways: (i) sold back to the responsible customer, or (ii) scrapped. The impact of the sale or disposition of impaired inventory on gross profit is insignificant. Substantially all of the impaired inventory was raw materials.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $64.2 million in 2002, an increase of 18.0% from $54.4 million in 2001. Selling, general and administrative expenses as a percentage of sales were 3.9% and 4.3%, respectively, in 2002 and 2001. The increase in selling, general and administrative expenses was the result of merger and acquisition activities, start-up activities for China and other volume related expenses.

        The charge to operations for bad debt allowance was $6.6 million during 2002 as compared to $2.6 million in 2001. During 2002 and 2001, an increased number of our customers, because of decreases in their end-market product demand, were not able to fulfill their financial obligations to us.

Restructuring Charges and Asset Write-offs

        During 2002 and 2001, we undertook initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives included reducing the number and changing the location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment included transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, reducing staff levels, realigning our business processes and reorganizing our management.

        We recognized restructuring charges and asset write-offs during 2002 and 2001 related to reductions in workforce, re-sizing and closure of facilities and the transition of certain facilities to smaller staff levels and service offerings. These charges were recorded pursuant to plans developed and approved by management. These charges were largely intended to align our capacity and infrastructure to current and anticipated customer demand. Our Pulaski, Tennessee and Mansfield, Massachusetts facilities were closed during 2001. Our Pulaski, Tennessee facility is currently held for sale and the property is available for immediate sale. We notified the lessor of our Mansfield, Massachusetts facility in 2002 of our intention to abandon the facility.

        In addition, we reviewed property, plant and equipment for impairment in the third quarter of 2001when we determined that the carrying amount of some of our assets may not be recoverable. Management compared the carrying value of such assets to projected undiscounted cash flows the property, plant and equipment were expected to generate to determine if the assets were impaired. For those assets that management considered to be impaired, the write-off recognized was the amount by which the carrying value of the property exceeded its fair value. Management estimated the fair value of the property, plant and equipment based on quoted market prices.

        During 2002, we recorded asset write-offs of $1.6 million ($1.0 million after-tax) for the write-down of long-lived assets held for sale to fair value.

        During 2001, we recorded restructuring charges of approximately $7.6 million ($5.3 million after-tax). These charges related to reductions in our cost structure, including reductions in force and included costs resulting from payment of employee severance, consolidation of facilities and abandonment of leased equipment. These restructuring costs included severance costs of approximately $6.6 million and losses from lease commitments of $1.0 million. Cash paid for severance costs and leasing expenses during the year ended December 31, 2001 totaled approximately $5.6 million and $0.9 million, respectively. The remaining $1.0 million of severance costs were paid in the first quarter of 2002.

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

        The employee severance and benefit costs related to the elimination of approximately 1,600 positions worldwide during 2001. Approximately 85% of the positions eliminated were in the Americas region, 13% were in Europe and 2% were in Asia. The employment reductions primarily affected employees in direct and indirect manufacturing. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe and included the Pulaski, Tennessee, Mansfield, Massachusetts, Guadalajara, Mexico, Cork, Ireland and East Kilbride, Scotland facilities. See Note 17 to the Consolidated Financial Statements.

        We believe that the potential cost of goods savings achieved through lower depreciation and reduced employee expenses were offset in part by reduced revenues at the affected facilities. As a result of the restructuring activities completed in 2001, we realized annualized cost savings of approximately $44 million in 2002 consisting of a $30 million reduction in cost of revenue due to a reduction in employee payroll and benefit expense, a $6 million reduction in depreciation expense, and a $8 million reduction in selling, general and administrative expenses. During 2001, we realized cost savings of approximately $20 million consisting of a $14 million reduction in cost of revenue due to a reduction in employee payroll and benefit expense, a $2 million reduction in depreciation and goodwill amortization expense, and a $4 million reduction in selling, general and administrative expenses.

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

Net Income (Loss)

        We reported net income of approximately $35.9 million, or diluted earnings of $1.01 per share for 2002, compared with net loss of approximately $(54.3) million, or diluted loss of $(1.85) per share for 2001. The net increase of $90.2 million in 2002 was due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

        We have financed our growth and operations through funds generated from operations, proceeds from the sale of our securities and funds borrowed under our credit facilities. Cash and cash equivalents increased to $356.1 million at December 31, 2003 from $312.6 million at December 31, 2002.

        Cash provided by operating activities was $76.6 million in 2003. The cash provided by operations during 2003 consisted primarily of $55.4 million of net income adjusted for $29.1 million of depreciation and amortization, $54.5 million increase in accounts payable, offset by $25.3 million increase in accounts receivable and $39.3 million increase in inventories. Inventory and receivable turns during 2003 were consistent with prior years. Working capital was $465.9 million at December 31, 2003 and $392.4 million at December 31, 2002.

        We expect increases in inventories to support the anticipated growth in sales. We are continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. During 2003, our gross profit was adversely affected by charges of $6.3 million for excess and obsolete inventory that we may not be able to put back to vendors or customers. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to us. We did not experience shortages of electronic components and other material supplies during the reporting period. If shortages of these components and other material supplies used in operations occur, vendors may not ship the quantities we need for production and we may be forced to delay shipments, which would increase backorders. Finished goods inventory has increased as we have generated an increasing amount of our revenues from systems integration and in some cases providing direct fulfillment services for our customers (i.e. product is shipped directly to the end user on behalf of our customers). As a result, we hold higher levels of finished goods inventory to support these services.

        Cash used in investing activities was $19.1 million for the year ended December 31, 2003. Capital expenditures of $18.8 million during 2003 were primarily concentrated in test and manufacturing production equipment. During 2003, we invested $0.8 million in new software.

        Cash used in financing activities was $18.0 million for the year ended December 31, 2003. During 2003, we made principal payments on other long-term debt of $35.9 million and received $18.1 million from the exercise of stock options and the employee stock purchase plan.

        We have a five-year term loan through a syndicate of commercial banks. The final three installments of $7 million were due quarterly in 2004. On January 22, 2004, we repaid all amounts outstanding under the term loan.

        We have a $175 million revolving line of credit facility with a syndicate of commercial banks. We are entitled to borrow under the revolving credit facility up to the lesser of $175 million or the sum of 75% of our eligible accounts receivable, 45% of our eligible inventories and 50% of our eligible fixed assets. Interest on the revolving credit facility and the term loan is payable quarterly, at our option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon our debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the revolving credit facility is payable quarterly in arrears. The revolving credit facility matures on September 30, 2004. As of December 31, 2003, we had no borrowings outstanding under the revolving credit facility, $4.4 million outstanding letters of credit and $170.6 million was available for future borrowings.

        The term loan and the revolving credit facility are secured by our domestic inventory and accounts receivable, 100% of the stock of our domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of our and our domestic subsidiaries' other tangible and intangible assets. The term loan and revolving credit facility contain customary financial covenants as to working capital, interest coverage, debt leverage, fixed charges, and consolidated net worth, and restricts our ability to incur additional debt, pay dividends, sell assets and to merge or consolidate with other persons without the consent of the bank. At December 31, 2003, we were in compliance with all such restrictions. In connection with the acquisition of the Thailand and UK facilities that closed on July 29, 2002, the term loan and revolving credit facility were amended to permit the acquisition of these subsidiaries.

        Our Thailand subsidiary has a Credit Agreement with Thai Farmers Bank Public Company Limited and Bank of Ayudhya Public Company Limited (the Thai Credit Agreement). The Thai Credit Agreement provides that the lenders will make available to our Thailand subsidiary up to approximately $53.5 million in revolving loans, term loans and machinery loans for a term of five years through September 2006. On April 1, 2003, our Thailand subsidiary repaid all amounts outstanding under the Thai Credit Agreement. The Thai Credit Agreement is secured by land, buildings and machinery in Thailand. In addition, the Thai Credit Agreement provides for approximately $1.4 million (60.0 million Thai baht) in working capital availability. At December 31, 2003, our Thailand subsidiary had no working capital borrowings outstanding.

        During the third quarter, we called our outstanding 6% Convertible Subordinated Notes due August 15, 2006 (the Notes) for redemption. All of the Notes were converted, at the holders' option, into approximately three million shares of our common stock on September 5, 2003, net of related interest and deferred financing costs.

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

        At December 31, 2003, we had cash and cash equivalents totaling $356.1 million, total long-term debt of $21.0 million and $170.6 million available for borrowings under our revolving credit facility. At December 31, 2003, our debt to total capitalization ratio was 3%. We currently believe that during the next twelve months, our capital expenditures will be approximately $10 million per quarter. Management believes that our existing cash balances and funds generated from operations will be sufficient to permit us to meet our liquidity requirements over the next twelve months. Management further believes that our ongoing cash flows from operations and our existing revolving credit facility will enable us to meet future operating cash requirements in future years. Should we desire to consummate significant acquisition opportunities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facility or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

Contractual Obligations

        We have certain contractual obligations that extend out beyond 2004. These commitments include other long-term debt and lease obligations. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks. Purchase orders beyond this time frame are typically cancelable. We do not utilize off-balance sheet financing techniques other than traditional operating leases and we have not guaranteed the obligations of any entity that is not one of our wholly-owned subsidiaries. We lease manufacturing and office facilities in Minnesota from a partnership whose partners include shareholders and a director of Benchmark. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2003, 2002 and 2001. The total contractual cash obligations in existence at December 31, 2003 due pursuant to contractual commitments are:

	Payments Due by Year
	Total	2004	2005	2006	2007	2008	Thereafter
	(in thousands)
Other long-term debt	$21,028	21,017	11	—	—	—	—
Operating leases	51,903	10,811	8,797	7,047	4,511	4,327	16,410

Total contractual cash obligations	$72,931	31,828	8,808	7,047	4,511	4,327	16,410

        We also have made certain commitments for letters of credit totaling $4.4 million that mature during 2004.

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

	Expected Year of Maturity
Debt						Fair Value at December 31, 2003
	2004	2005	2006	2007	Total
	($ in '000's)
Variable rate term loan	$21,000	—	—	—	$21,000	$21,000
Average interest rate	4.0%	—	—	—
	Expected Year of Maturity
Debt						Fair Value at December 31, 2002
	2003	2004	2005	2006	Total
	($ in '000's)
Convertible subordinated notes	—	—	—	$80,200	$80,200	$79,899
Fixed interest rate	6.00%	6.00%	6.00%	6.00%
Variable rate term loan	$22,000	$21,000	—	—	$43,000	$43,000
Average interest rate	3.13%	3.13%	—	—
Variable rate Thai term loan	$4,994	$4,994	$2,317	—	$12,305	$12,305
Average interest rate	4.00%	4.00%	4.00%	—
Interest Rate Derivative Financial Instruments Related to Debt—Interest rate swap
Pay fixed/receive variable (notional amounts)	$21,500	—	—	—	$21,500	$(904)
Average pay rate	7.88%	—	—	—
Average receive rate	1.40%	—	—	—

        Our international sales are a significant portion of our net sales; we are exposed to risks associated with operating internationally, including the following:

  •
  Foreign currency exchange risk;

  •
  Import and export duties, taxes and regulatory changes;

  •
  Inflationary economies or currencies; and

  •
  Economic and political instability.

        We do not use derivative financial instruments for speculative purposes. Our practice is to maintain a hedged position for certain significant transaction exposures. These exposures are primarily, but not limited to, vendor payments and inter-company balances in currencies other than the currency in which our foreign operation primarily generates and expends cash. Our international operations in some instances operate in a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In the future, significant transactions involving our international operations may cause us to consider engaging in hedging transactions to attempt to mitigate our exposure to fluctuations in foreign exchange rates. As of December 31, 2003, we did not have any foreign currency hedges. Our sales are substantially denominated in U.S. dollars. Our primary foreign currency cash flows are generated in certain European countries and Brazil.

RISK FACTORS

The loss of a major customer would adversely affect us.

        A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2003, our two largest customers together represented 56.9% of our sales, with one customer accounting for 44.0% of our sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. As we ramp new programs and the new programs mature, we expect the percentage of sales to our two largest customers to decline. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

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

        Our business is cyclical and has experienced economic and industry downturns. If the economic conditions and demand for our customers' products deteriorate, we may experience a material adverse impact on our business, operating results and financial condition.

        In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up reserves in an amount we determine appropriate for the perceived risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional receivable and inventory reserves may be required.

We may encounter significant delays or defaults in payments owed to us by customers for products we have manufactured or components that are unique to particular customers.

        We structure our agreements with customers to mitigate our risks related to obsolete or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed. During 2003, 2002 and 2001, our gross profit was adversely affected by additional inventory reserves of $6.3 million, $13.8 million and $7.6 million, respectively, for excess and obsolete inventory that could not be put back to vendors or customers.

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

Long-term purchase commitments are unusual in our business and cancellations, reductions or delays in customer orders would affect our profitability.

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

        As a result of the current economic climate, consolidation in the electronics industry may increase. Consolidation in the electronics industry could result in an increase in excess manufacturing capacity as companies seek to close plants or take other steps to increase efficiencies and realize synergies of mergers. The availability of excess manufacturing capacity could create increased pricing and competitive pressures for the electronics manufacturing services industry as a whole and Benchmark in particular. In addition, consolidation could also result in an increasing number of very large electronics companies offering products in multiple sectors of the electronics industry. The growth of these large companies, with significant purchasing and marketing power, could also result in increased pricing and competitive pressures for us. Accordingly, industry consolidation could harm our business.

Our international operations may be subject to certain risks.

        We currently operate outside the United States in Brazil, China, England, Ireland, Mexico, Singapore and Thailand. During 2003, 2002 and 2001, 26.2% 22.1% and 23.3%, respectively, of our sales were from our international operations. These international operations may be subject to a number of risks, including:

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

        In addition, several of the countries where we operate have emerging or developing economies, which may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks. These factors may harm our results of operations, and any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable.

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

We could incur a significant amount of debt in the future.

        Although at December 31, 2003, our debt to total capitalization ratio was 3%, we have the ability to borrow approximately $225.5 million under our Revolving Credit Facility and the Thai Credit Agreement. In addition, we could incur additional indebtedness in the future in the form of bank loans, notes or convertible securities. An increase in the level of our indebtedness, among other things, could:

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

        We have exposure to interest rate risk under our variable rate revolving credit and term loan facilities to the extent we incur additional indebtedness. These facilities interest rates are based on the spread over the bank's Eurodollar rate or its prime rate.

We are involved in legal proceedings related to the Avex acquisition and a patent infringement lawsuit. An unfavorable decision in any of these proceedings could have a material adverse effect on us.

        Benchmark filed a lawsuit against J.M. Huber Corporation (the Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999. We are seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties, whereby we acquired all of the stock of AVEX Electronics, Inc. from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring us to register shares of our common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with the Company's suit in the United States District Court for the Southern District of Texas (the Court). On March 18, 2002, the Court entered an interlocutory judgment denying our claims against Seller, but preserving Seller's counterclaims against Benchmark. On May 1, 2002, the Court entered a final judgment dismissing without prejudice the claims and counterclaims of Seller. On May 29, 2002, we filed a notice of appeal of the Court's final judgment to the Fifth Circuit Court of Appeals (the Fifth Circuit). On August 20, 2003, the Fifth Circuit vacated the Court's judgment and remanded the case back to the Court for further proceedings consistent with the Fifth Circuit's written opinion. On September 2, 2003, Seller filed a Petition for Rehearing En Banc with the Fifth Circuit. On September 12, 2003, we filed our response to Seller's Petition for Rehearing En Banc. On December 19, 2003, the Fifth Circuit denied Seller's Petition for Rehearing En Banc. On January 29, 2004, we served our First Request for Production of Documents on the Seller. We intend to vigorously pursue our claims against Seller and defend against Seller's allegations. At the present time, we are unable to reasonably estimate the possible loss, if any, associated with these matters.

        On April 14, 2000, Benchmark, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (Lemelson). The lawsuit alleges that we have infringed certain of Lemelson's patents relating to machine vision and bar code technology utilized in machines Benchmark has purchased. On November 2, 2000, we filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgment Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgement in the cases filed by Cognex and Symbol (the Symbol/Cognex case). The bench trial for the Symbol/Cognex case began on November 18, 2002 and concluded on January 17, 2003. The post-trial briefings of the parties in the Symbol/Cognex case were filed with the trial court on June 30, 2003. On January 24, 2004, the trial court in the Symbol/Cognex case held that the Lemelson patents are invalid, unenforceable and were not infringed. Lemelson has announced that it intends to appeal the trial court's ruling in the Symbol/Cognex case. Resolution of the appeal in the Symbol/Cognex case is estimated to take one to three years. Lemelson's lawsuit against Benchmark is stayed pending the final non-appealable judgement in the Symbol/Cognex case. We intend to vigorously defend against such claims and pursue all rights we have against third parties. At the present time, we are unable to reasonably estimate the possible loss, if any, associated with these matters.

Recently enacted changes in the securities laws and regulations are likely to increase our costs.

        The Sarbanes-Oxley Act of 2002 that became law in July 2002 has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the Securities and Exchange Commission and the New York Stock Exchange have promulgated new rules on a variety of subjects. Compliance with these new rules has increased our legal and financial and accounting costs, and we expect these increased costs to continue indefinitely. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be forced to accept reduced coverage or incur substantially higher costs to obtain coverage. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers.

If our independent auditors are unable to provide us with the attestation of the adequacy of our internal control over financial reporting as of December 31, 2004 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares.

        As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting. While we intend to conduct a rigorous review of our internal control over financial reporting in order to assure compliance with the Section 404 requirements, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management's assessment or issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

Changes to financial accounting standards may affect our reported results of operations and could result in a decrease in the value of your shares.

        There has been an ongoing public debate as to whether employee stock option and employee stock purchase plan shares should be treated as a compensation expense and, if so, how to properly value such charges. If we are required to record an expense for our stock-based compensation plans using the fair value method, we would incur significant compensation charges. Although we are currently not required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair market value of our common stock and for shares issued under our employee stock purchase plan, if future laws and regulations require us to treat all stock-based compensation as a compensation expense using the fair value method our results of operations could be adversely affected.

Our business may be impacted by geopolitical events.

        As a global business, we operate and have customers located in many countries. Geopolitical events such as terrorist acts may effect the overall economic environment and negatively impact the demand for our customers' products. As a result, customer orders may be lower and our financial results may be adversely affected.

Consolidated Balance Sheets

Benchmark Electronics, Inc. and Subsidiaries

(in thousands, except for par value)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$356,140	$312,576
Accounts receivable, net of allowance for doubtful accounts of $6,475 and $5,764, respectively	208,810	178,957
Inventories, net	238,629	195,670
Prepaid expenses and other assets	18,215	13,656
Deferred tax asset	9,898	7,473

Total current assets	831,692	708,332

Property, plant and equipment	223,335	241,443
Accumulated depreciation	(138,070)	(147,403)

Net property, plant and equipment	85,265	94,040
Goodwill, net	113,478	119,823
Other, net	7,603	10,056

	$1,038,038	$932,251

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current installments of other long-term debt	$21,017	$28,628
Accounts payable	268,034	212,938
Income taxes payable	18,809	6,407
Accrued liabilities	57,953	67,986

Total current liabilities	365,813	315,959

Convertible subordinated notes	—	80,200
Other long-term debt, excluding current installments	11	28,339
Other long-term liabilities	2,886	2,946
Deferred tax liability	5,003	5,777
Shareholders' equity:
Preferred shares, $.10 par value; 5,000 shares authorized, none issued	—	—
Common shares, $.10 par value; 85,000 shares authorized: issued 40,976 and 36,606, respectively; outstanding 40,902 and 36,532, respectively	4,090	3,653
Additional paid-in capital	538,522	434,659
Retained earnings	135,692	80,256
Accumulated other comprehensive loss	(13,798)	(19,357)
Less treasury shares, at cost, 74 shares	(181)	(181)

Total shareholders' equity	664,325	499,030
Commitments and contingencies

	$1,038,038	$932,251

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (Loss)

Benchmark Electronics, Inc. and Subsidiaries

(in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Sales	$1,839,821	$1,630,020	$1,276,950
Cost of sales	1,689,548	1,505,166	1,183,440

Gross profit	150,273	124,854	93,510
Selling, general and administrative expenses	64,976	64,191	54,383
Contract settlement	(8,108)	—	—
Restructuring charges	2,815	—	7,569
Asset write-offs	—	1,608	61,720
Amortization of goodwill	—	—	12,219

Income (loss) from operations	90,590	59,055	(42,381)
Interest expense	(7,714)	(11,385)	(16,998)
Interest income	3,842	4,430	1,508
Other income (expense)	(3,708)	2,866	(422)

Income (loss) before income taxes	83,010	54,966	(58,293)
Income tax benefit (expense)	(27,574)	(19,073)	3,981

Net income (loss)	$55,436	$35,893	$(54,312)

Earnings (loss) per share:
Basic	$1.45	$1.04	$(1.85)
Diluted	$1.39	$1.01	$(1.85)

Weighted average number of shares outstanding:
Basic	38,124	34,404	29,438
Diluted	41,432	35,598	29,438

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

Benchmark Electronics, Inc. and Subsidiaries

(in thousands)

	Shares	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders' equity
Balances, December 31, 2000	29,391	$2,939	$316,930	$98,675	$(6,418)	$(181)	$411,945
Accrued compensation expense	—	—	361	—	—	—	361
Stock options exercised	48	5	287	—	—	—	292
Federal tax benefit of stock options exercised	—	—	61	—	—	—	61
Common shares issued under Employee Stock Purchase Plan	114	11	1,279	—	—	—	1,290
Federal tax benefit of Employee Stock Purchase Plan	—	—	33	—	—	—	33
Net loss	—	—	—	(54,312)	—	—	(54,312)
Change in fair market value of derivative instruments, net of tax	—	—	—	—	(998)	—	(998)
Foreign currency translation adjustments	—	—	—	—	(6,990)	—	(6,990)
Comprehensive loss	—	—	—	—	—	—	(62,300)

Balances, December 31, 2001	29,553	2,955	318,951	44,363	(14,406)	(181)	351,682
Common shares issued in public offering net of expenses	6,470	647	109,624	—	—	—	110,271
Stock options exercised	413	41	3,785	—	—	—	3,826
Federal tax benefit of stock options exercised	—	—	1,022	—	—	—	1,022
Common shares issued under Employee Stock Purchase Plan	96	10	1,224	—	—	—	1,234
Federal tax benefit of Employee Stock Purchase Plan	—	—	53	—	—	—	53
Net income	—	—	—	35,893	—	—	35,893
Change in fair market value of derivative instruments, net of tax	—	—	—	—	458	—	458
Foreign currency translation adjustments	—	—	—	—	(5,409)	—	(5,409)

Comprehensive income	—	—	—	—	—	—	30,942

Balances, December 31, 2002	36,532	3,653	434,659	80,256	(19,357)	(181)	499,030
Stock split	(1)	—	(104)	—	—	—	(104)
Conversion of debt	2,992	299	79,736	—	—	—	80,035
Stock options exercised	1,299	130	16,549	—	—	—	16,679
Federal tax benefit of stock options exercised	—	—	6,258	—	—	—	6,258
Common shares issued under Employee Stock Purchase Plan	80	8	1,368	—	—	—	1,376
Federal tax benefit of Employee Stock Purchase Plan	—	—	56	—	—	—	56
Net income	—	—	—	55,436	—	—	55,436
Change in fair market value of derivative instruments, net of tax	—	—	—	—	539	—	539
Foreign currency translation adjustments	—	—	—	—	5,020	—	5,020
Comprehensive income	—	—	—	—	—	—	60,995

Balances, December 31, 2003	40,902	$4,090	$538,522	$135,692	$(13,798)	$(181)	$664,325

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Benchmark Electronics, Inc. and Subsidiaries

(in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$55,436	$35,893	$(54,312)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	29,088	31,001	39,640
Asset write-offs	281	1,608	61,720
Accrued compensation expense	—	—	361
Deferred income taxes	(3,563)	(1,509)	(6,360)
Federal tax benefit of stock options exercised	6,258	1,022	61
Federal tax benefit of Employee Stock Purchase Plan	56	53	33
Tax benefit of acquired net operating loss carryforwards	1,025	1,055	743
Amortization of goodwill	—	—	12,219
(Gain) loss on the sale of property, plant and equipment	(176)	216	—
Gain of conversion of debt to equity	308	—	—
Changes in operating assets and liabilities, net of effects from acquisitions of businesses:
Accounts receivable	(25,250)	28,790	95,806
Income taxes	12,402	8,581	(3,622)
Inventories	(39,320)	36,921	145,449
Prepaid expenses and other assets	(4,832)	3,093	7,355
Accounts payable	54,470	39,118	(123,454)
Accrued liabilities	(9,577)	36,028	(5,348)

Net cash provided by operations	76,606	221,870	170,291
Cash flows from investing activities:
Additions to property, plant and equipment	(18,750)	(7,892)	(17,613)
Additions to capitalized software	(790)	(312)	(3,459)
Proceeds from the sale of property, plant and equipment	455	570	269
Acquisitions, net of cash acquired	—	(36,165)	—

Net cash used in investing activities	(19,085)	(43,799)	(20,803)
Cash flows from financing activities:
Net proceeds from public offering of common shares	—	110,271	—
Repayment of revolving line of credit, net	—	—	(93,500)
Principal payments on other long-term debt	(35,941)	(35,793)	(20,307)
Stock split costs	(104)	—	—
Proceeds from Employee Stock Purchase Plan	1,376	1,234	1,290
Proceeds from stock options exercised	16,679	3,826	292

Net cash provided by (used in) financing activities	(17,990)	79,538	(112,225)

Effect of exchange rate changes	4,033	(4,912)	(925)

Net increase in cash and cash equivalents	43,564	252,697	36,338

Cash and cash equivalents at beginning of year	312,576	59,879	23,541

Cash and cash equivalents at end of year	$356,140	$312,576	$59,879

Supplemental disclosures of cash flow information:
Net income taxes paid	$11,644	$9,558	$7,731

Interest paid	$8,269	$9,804	$17,602

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

(a)   Business

        Benchmark Electronics, Inc. (the Company) is a Texas corporation in the business of manufacturing electronics and provides services to original equipment manufacturers (OEMs) of computers and related products for business enterprises, medical devices, industrial control equipment, testing and instrumentation products, and telecommunication equipment. The Company has manufacturing operations located in the Americas, Europe and Asia.

(b)   Principles of Consolidation

        The consolidated financial statements include the financial statements of Benchmark Electronics, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)   Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents of $238.8 million and $169.4 million at December 31, 2003 and 2002, respectively, consist of tax-exempt securities with an initial term of less than three months.

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

(f)    Goodwill and Other Assets

        Goodwill represents the excess of purchase price over fair value of net assets acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

        In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. Goodwill is measured at the reporting unit level, which the Company has determined to be consistent with its operating segments as defined in Note 12—"Segment and Geographic Information," by determining the fair values of the reporting units using a discounted cash flow model and comparing those fair values to the carrying values, including goodwill, of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company then allocates the fair value of the reporting unit to all the assets and liabilities of the unit as if the reporting unit's fair value was the purchase price to acquire the reporting unit. The residual fair value after this allocation is the implied fair value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. This impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of goodwill include unforeseen decreases in future performance or industry demand and the restructuring of our operations as a result of a change in our business strategy. The Company completed the transitional impairment test during the second quarter of 2002 and determined that no impairment existed as of the date of adoption. The Company completed the annual impairment test during the fourth quarter of 2002 and 2003 and determined that no impairment existed as of the date of the impairment test. To date, the Company has not recognized any impairment of its goodwill in connection with its adoption of SFAS No. 142. However, no assurances can be given that future evaluations of goodwill will not result in charges to earnings because of future impairments.

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

        Other assets consist primarily of capitalized software costs, which are amortized straight-line over the estimated useful life of the related software, which ranges from three to seven years, and deferred financing costs, which are amortized over the life of the related debt. During 2003, 2002 and 2001, $0.8 million, $0.3 million and $3.5 million, respectively, of software costs were capitalized. The accumulated amortization of capitalized software costs at December 31, 2003 and 2002 was $5.6 million and $4.1 million, respectively. The accumulated amortization of deferred financing costs at December 31, 2003 and 2002 was $5.1 million and $5.3 million, respectively.

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

(h)   Earnings Per Share

        On October 22, 2003, the Board of Directors declared a three-for-two stock split effected in the form of a stock dividend payable on November 13, 2003, to shareholders of record as of November 6, 2003. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. All share and per share data appearing in these consolidated financial statements and notes thereto have been retroactively adjusted for the stock split. Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock equivalents during the years ended December 31, 2003, 2002 and 2001. Stock equivalents include common shares issuable upon the exercise of stock options and other equity instruments, and are computed using the treasury stock method. The following table sets forth the calculation of basic and diluted earnings per share.

	Year ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Numerator for basic earnings per share—net income	$55,436	35,893	(54,312)
Interest expense on 6% convertible debt, net of tax	2,180	—	—

Numerator for diluted earnings per share	$57,616	35,893	(54,312)

Denominator for basic earnings per share—weighted average number of common shares outstanding during the period	38,124	34,404	29,438
Incremental common shares attributable to exercise of outstanding dilutive options	1,291	1,194	—
Incremental common shares attributable to conversion of 6% convertible debt	2,017	—	—

Denominator for diluted earnings per share	41,432	35,598	29,438

Basic earnings per share	$1.45	1.04	(1.85)
Diluted earnings per share	$1.39	1.01	(1.85)

        Options to purchase 0.6 million, 1.1 million, and 1.4 million shares of common stock in 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. For the year ended December 31, 2001, a total of 0.9 million options were not included in the calculation of diluted earnings per share because the effect would have been antidilutive. The calculation for the years ended December 31, 2002 and 2001 did not include the 3.0 million shares issuable upon conversion of the 6% Convertible Subordinated Notes as the effect would have been antidilutive.

(i)    Revenue Recognition

        Revenue is primarily derived from the sale of circuit boards and systems. Revenue from the sale of circuit board assemblies, systems and excess inventory is recognized when the goods are shipped, title and risk of ownership have passed, the price to the buyer is fixed and determinable and recoverability is reasonably assured. The Company assumes no significant obligations after shipment as the Company typically warrants workmanship only. Therefore our warranty provisions are insignificant. To a lesser extent, the Company also derives revenue from non-manufacturing services, such as product design, circuit board layout, and test development. Service related revenues are recognized when the service is rendered. Costs related to these services are expensed as incurred.

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

(k)   Employee Stock Plans

        The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", issued in March 2000, to account for its stock option plans and its Employee Stock Purchase Plan, which are described more fully in Note 9. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period).

	Year ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net income (loss), as reported	$55,436	35,893	(54,312)
Add stock-based compensation expense included in reported net income (loss), net of related tax effects	—	—	336
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,980)	(3,128)	(3,074)

Net income (loss), as adjusted	$53,456	32,765	(57,050)

Earnings (loss) per share:
Basic, as reported	$1.45	1.04	(1.85)
Basic, as adjusted	$1.40	0.95	(1.94)
Diluted, as reported	$1.39	1.01	(1.85)
Diluted, as adjusted	$1.34	0.92	(1.94)

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

(n)   Foreign Currency

        For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income (expense) and totaled approximately $(3.5) million, $2.6 million and $(0.7) million in 2003, 2002 and 2001, respectively.

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

        The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. The Company has designated its swap agreement as a cash flow hedge. The Company recognized $0.9 million, $1.3 million and $0.8 million in losses, included in interest expense, on the interest rate swap attributable to interest costs occurring during 2003, 2002 and 2001. No gain or loss on ineffectiveness was required to be recognized during 2003, 2002 or 2001. The interest rate swap expired on December 31, 2003. As of December 31, 2002, the fair value of the interest rate swap agreement was a loss of $0.9 million. Adoption of SFAS No. 133 at January 1, 2001 resulted in recognition of approximately $0.7 million of derivative liabilities on the Company's balance sheet in accrued liabilities and $0.7 million of hedging losses included in accumulated other comprehensive loss as the cumulative effect of a change in accounting principle. Amounts were determined as of January 1, 2001 based on market quotes of the Company's interest rate swap agreements.

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

(p)   Recently Enacted Accounting Principles

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted the requirements of SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's consolidated financial statements.

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

        In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64 related to classification of gains and losses on debt extinguishment such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13 with respect to sales-leaseback transactions. The Company adopted the provisions of SFAS No. 145 effective April 1, 2002, and the adoption had no impact on the Company's reported results of operations or financial position.

        In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement provides guidance on the recognition and measurement of liabilities associated with disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an

interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The adoption of Interpretation No. 45 did not have a material effect on the Company's financial statements.

        In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. The final consensus is applicable to agreements entered into in quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The adoption of EITF No. 00-21 did not have a material effect on the Company's financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123". This statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these financial statements for all periods presented.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46, as revised, clarifies existing accounting literature regarding the consolidation of entities in which a company holds a "controlling financial interest". A majority voting interest in an entity has generally been considered indicative of a controlling financial interest. FIN 46 specifies other factors (variable interests) which must be considered when determining whether a company holds a controlling financial interest in, and therefore must consolidate, an entity (variable interest entities). The provisions of FIN 46, as revised, were adopted as of January 31, 2004. The adoption of this Interpretation had no impact on the Company's overall financial position and results of operations as the Company has no interest in variable interest entities.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the statement, which previously were often classified as equity, must now be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

(q)   Reclassifications

        Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Note 2—Acquisitions and Dispositions

        On July 29, 2002, the Company completed the acquisition (the Acquisition) of ACT Manufacturing Holdings UK Limited (UK) and ACT Manufacturing (Thailand) Public Company Limited (Thailand) from ACT Manufacturing, Inc. (ACT) pursuant to the terms of an Asset and Share Purchase Agreement dated as of July 2, 2002 by and between the Company and ACT (the Purchase Agreement). ACT had previously filed for reorganization under Chapter 11 of the United States Bankruptcy Code; the Purchase Agreement and the transactions contemplated thereby were approved by the bankruptcy court. The facilities acquired include a facility owned in Ayudhaya, Thailand and a leased facility in Leicester, England. The 240,000 square foot manufacturing facility in Ayudhaya, Thailand (near Bangkok) provides electronics manufacturing services, including printed circuit board (PCB) assembly and test, systems assembly and test, prototyping, warranty repair, materials procurement and engineering support services. The facility has experience in radio frequency (RF) and wireless product manufacturing, as well as a full suite of RF testing capabilities. The 55,000 square foot manufacturing facility in Leicester, England provides electronics manufacturing services, including PCB design, assembly and test, and systems assembly and test. As consideration for the Acquisition, the Company paid $45.2 million in cash and acquisition costs of $0.8 million. The Company is accounting for the acquisition utilizing the accounting principles promulgated by SFAS 141 and 142. Therefore, the results of operations of the UK and Thailand operations since July 29, 2002 have been included in the accompanying consolidated statements of income. The allocation of the net purchase price of the Acquisition resulted in goodwill of approximately $0.5 million. The Company attributes goodwill in this transaction to management's belief that it enhances the Company's Southeast Asia profile and broadens our experience in radio frequency and wireless product manufacturing. Goodwill associated with the acquisition is not deductible for tax purposes. In connection with the Acquisition, the Company amended its Amended and Restated Credit Agreement dated June 23, 2000 to permit the Acquisition.

        The net purchase price paid of the Acquisition has been allocated as follows:

(in thousands)
Working capital, other than cash	$38,462
Property, plant and equipment	22,939
Goodwill	524
Other assets	28
Note payable	(6,986)
Long-term debt	(18,802)

Purchase price, net of cash received	$36,165

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

        Pro forma condensed consolidated financial information for the years ended December 31, 2002 and 2001 (unaudited):

	2002	2001
	(in thousands, except per share data)
Net sales	$1,734,147	1,484,330
Gross profit	132,684	117,302
Income (loss) from operations	63,245	(25,320)
Net income (loss)	$39,384	(36,864)
Earnings (loss) per share:
Basic	$1.15	(1.25)
Diluted	$1.11	(1.25)
Weighted average number of shares outstanding:
Basic	34,404	29,438
Diluted	35,598	29,438

Note 3—Inventories

        Inventory costs are summarized as follows:

	December 31,
	2003	2002
	(in thousands)
Raw materials	$166,257	148,399
Work in process	52,294	36,490
Finished goods	38,345	27,962
Obsolescence reserve	(18,267)	(17,181)

	$238,629	195,670

Note 4—Property, Plant and Equipment

        Property, plant and equipment consists of the following:

	December 31,
	2003	2002
	(in thousands)
Land	$5,786	5,712
Buildings	27,664	28,821
Machinery and equipment	168,014	183,413
Furniture and fixtures	7,651	12,658
Vehicles	459	508
Leasehold improvements	13,761	10,331

	$223,335	241,443

Note 5—Goodwill

        Amortization expense related to goodwill was $12.2 million for the year ended December 31, 2001. SFAS No. 142 prohibits the restatement of prior year financial statements. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect during 2001:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Net income (loss) as reported	$55,436	35,893	(54,312)
Add back: amortization of goodwill, net of tax	—	—	9,860

Adjusted net income (loss)	$55,436	35,893	(44,452)

Basic earnings (loss) per share as reported	$1.45	1.04	(1.85)
Add back: amortization of goodwill, net of tax	—	—	0.33

Adjusted basic earnings (loss) per share	$1.45	1.04	(1.52)

Diluted earnings (loss) per share as reported	$1.39	1.01	(1.85)
Add back: amortization of goodwill, net of tax	—	—	0.33

Adjusted diluted earnings (loss) per share	$1.39	1.01	(1.52)

        Goodwill associated with each of the Company's business segments and changes in those amounts during the year were as follows:

	Americas	Europe	Asia	Total
	(in thousands)
Goodwill, December 31, 2001	$113,610	—	5,599	119,209
Acquisition	—	2,126	3,775	5,901
Deferred tax valuation allowance purchase accounting adjustment	(1,055)	—	—	(1,055)
Other long-term liability purchase accounting adjustment	(4,628)	—	—	(4,628)
Currency translation adjustment	(73)	—	469	396

Goodwill, December 31, 2002	107,854	2,126	9,843	119,823
Deferred tax valuation allowance purchase accounting adjustment	(1,025)	—	—	(1,025)
Final purchase accounting adjustment	—	(2,209)	(3,168)	(5,377)
Currency translation adjustment	(26)	83	—	57

Goodwill, December 31, 2003	$106,803	—	6,675	113,478

        During the year ended December 31, 2003, the Company sold inventory to a customer for an amount in excess of its estimated fair value recorded at the acquisition date. Therefore, the Company reduced goodwill for the excess consideration received on the estimated fair value.

        During the year ended December 31, 2002, the Company finalized the purchase allocation on the AVEX Electronics, Inc. (AVEX) acquisition and adjusted goodwill by $4.6 million. AVEX had a post-retirement medical plan that provided post-retirement medical benefits to full-time employees who met minimum age and service requirements. The purchase price allocation of the other long-term liability for the Company's benefit obligations was adjusted as of December 31, 2002 to reflect certain eligibility restrictions made to this plan that affected the purchase price allocation.

Note 6—Comprehensive Income (Loss)

        Comprehensive income (loss) includes net income (loss), the change in the cumulative translation adjustment and the effect of accounting for cash flow hedging derivatives. Comprehensive income for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Net income (loss)	$55,436	35,893	(54,312)
Cumulative translation adjustment	5,020	(5,409)	(6,990)
Hedge accounting for derivative financial instruments, net of tax of $364, $194 and $319	539	458	(570)
Cumulative effect attributable to adoption of SFAS No. 133 (See note 1), net of tax of $239	—	—	(428)

Comprehensive income (loss)	$60,995	30,942	(62,300)

        Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are recognized in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. For the years ended December 31, 2003, 2002 and 2001, the Company reclassified $0.6 million, $0.8 million and $0.5 million, respectively, into interest expense.

        Accumulated foreign currency translation losses were $13.6 million and $18.8 million at December 31, 2003, and 2002, respectively. During 2003, 2002 and 2001, the foreign currency translation gain (loss) resulted primarily from unrealized losses related to the Company's subsidiaries in Brazil and Scotland. All of the Company's foreign currency translation adjustment amounts relate to investments that are permanent in nature. To the extent that such amounts relate to investments that are permanent in nature, no adjustment for income taxes is made.

Note 7—Borrowing Facilities

        Other long-term debt consists of the following:

	December 31,
	2003	2002
	(in thousands)
Term Loan	$21,000	43,000
Thailand Term Loan	—	12,305
Capital lease obligations	28	1,662
Other	—	—
Total other long-term debt	21,028	56,967
Less current installments	21,017	28,628

Other long-term debt	$11	28,339

        The Company has a five-year term loan (the Term Loan) through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. The Term Loan matures on September 30,

2004. As of December 31, 2003, the Company had $21.0 million outstanding under the Term Loan, bearing interest at 4.0%. On January 22, 2004, the Company repaid all amounts outstanding under the Term Loan.

        The Company has a $175 million revolving line of credit facility (the Revolving Credit Facility) with a syndicate of commercial banks. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $175 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 3.00% or its prime rate plus 0.00% to 1.75%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 2003, the Company had no borrowings outstanding under the Revolving Credit Facility, $4.4 million outstanding letters of credit and $170.6 million was available for future borrowings.

        The Term Loan and the Revolving Credit Facility (collectively the Facility) are secured by the Company's domestic inventory and accounts receivable, 100% of the stock of the Company's domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its domestic subsidiaries. The Facility contains customary financial covenants as to working capital, interest coverage, debt leverage, fixed charges, and consolidated net worth, and restricts the ability of the Company to incur additional debt, pay dividends, sell assets, and to merge or consolidate with other persons, without the consent of the banks. At December 31, 2003, the Company was in compliance with all such restrictions.

        The Company's Thailand subsidiary has a Credit Agreement with Thai Farmers Bank Public Company Limited and Bank of Ayudhya Public Company Limited (the Thai Credit Agreement). The Thai Credit Agreement provides that the lenders will make available to the Company's Thailand subsidiary up to approximately $53.5 million in revolving loans, term loans and machinery loans for a term of five years through September 2006. On April 1, 2003, the Company's Thailand subsidiary repaid all amounts outstanding under the Thai Credit Agreement. The Thai Credit Agreement is secured by land, buildings and machinery in Thailand. In addition, the Thai Credit Agreement provides for approximately $1.4 million (60.0 million Thai baht) in working capital availability. At December 31, 2003, the Company's Thailand subsidiary had no working capital borrowings outstanding.

        During the third quarter of 2003, the Company called its outstanding 6% Convertible Subordinated Notes due August 15, 2006 (the Notes) for redemption. All of the Notes were converted, at the holders' option, into approximately 3.0 million shares of the Company's common stock on September 5, 2003, net of related interest and deferred financing costs.

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2003 are as follows: $21.0 million; 2004, and $11 thousand in 2005.

        The Company had an interest rate swap transaction agreement under which it paid a fixed rate of interest of 6.63% plus 1.25% to 3.00% based upon its debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap was based on LIBOR. The interest rate swap expired on December 31, 2003.

Note 8—Commitments

        The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire at various times through 2020. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended December 31, 2003 was $9.8 million, $10.7 million and $11.0 million, respectively.

        The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include shareholders and a director of the Company. These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2003, 2002 and 2001.

        Aggregate annual rental payments on future operating lease commitments are as follows:

December 31,
(in thousands)
2004	$10,811
2005	8,797
2006	7,047
2007	4,511
2008	4,327
Thereafter	16,410

Total	$51,903

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

Note 9—Common Stock and Stock Option Plans

        On October 22, 2003, the Board of Directors declared a three-for-two stock split effected in the form of a stock dividend payable on November 13, 2003, to shareholders of record as of November 6, 2003. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. All share and per share data appearing in these financial statements and notes thereto have been retroactively adjusted for the stock split.

        During 2002, the Company issued 6.5 million shares of common stock in a public offering for net proceeds of $110.3 million.

        At a special meeting on August 13, 2002, the Company's shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation increasing the number of authorized shares of common stock from 30 million shares to 85 million shares.

        In 1990, the Board of Directors of the Company adopted and its shareholders approved a Stock Option Plan (the 1990 Plan) for the benefit of its employees, including executive officers. The 1990 Plan authorized the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 4.8 million shares of the Company's common stock to key employees of the Company. As of December 31, 2003, the Company has outstanding options with respect to 1,855,925 shares of Common Stock under the 1990 Plan. The 1990 Plan expired in May 2000, and no additional grants may be made under that plan.

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

        On February 16, 2000, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. 2000 Stock Awards Plan (the 2000 Plan). The 2000 Plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant a variety of types of awards, including stock options, restricted stock awards, stock appreciation rights, performance awards, and phantom stock awards, or any combination thereof, to key employees of the Company. The maximum number of shares of common stock that may be subject to outstanding awards determined immediately after the grant of any award, and the maximum number of shares which may be issued under the 2000 Plan pursuant to all awards, may not exceed 3.0 million shares (subject to antidilutive adjustment).

        The 2000 Plan provides for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. Incentive stock options may only be granted to employees of the Company or its subsidiaries. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The exercise price of any incentive stock option granted to 10% shareholders (employees who possess more than 10% of the total combined voting power of all classes of shares of the Company) must be at least 110% of the fair market value of the common stock at the time such option is granted. The stock options will terminate 5 years after the grant date for 10% shareholders and 10 years after the date of grant for all other optionees. Options granted under the 2000 Plan vest over 4 years. As of December 31, 2003, the Company has outstanding options with respect to 2,449,475 shares of Common Stock and 448,950 additional options may be granted under the 2000 Plan.

        In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc. 1994 Stock Option Plan for Non-Employee Directors (the 1994 Plan) for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates (as defined in the 1994 Plan). The aggregate number of shares of common stock for which options may be granted under the 1994 Plan is 300,000.

        Under the terms of the 1994 Plan, as amended, each member of the Board of Directors of the Company or its affiliates who was not an employee of the Company or any of its affiliates on the date of the grant (a Non-Employee Director) received a grant of an option to purchase 9,000 shares of the Company's common stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the 1994 Plan received (a) an option to purchase 9,000 shares of common stock for the fiscal year in which the 1994 Plan was adopted by the Board of Directors and (b) an option to purchase shares of common stock in amount equal to (i) 9,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the 1994 Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 2001, pursuant to the 1994 Plan, 27,000 options were granted to Directors to purchase shares of common stock at an exercise price of $16.65 per share. As of December 31, 2003, the Company has outstanding options with respect to 131,775 shares of Common Stock under the 1994 Plan. The 1994 Plan was replaced in 2002, and no additional grants may be made under that plan.

        In May 2002, the shareholders of the Company adopted the Benchmark Electronics, Inc. 2002 Stock Option Plan for Non-Employee Directors (the 2002 Plan) for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates. The 2002 Plan replaced the 1994 Plan. The 2002 Plan provides for the granting of a stock option to purchase 10,500 shares of common stock upon the occurrence of the non-employee director's election or re-election to the Board. The maximum number of shares of common stock for which options may be granted under the 2002 Plan is 450,000. No awards may be granted under the 2002 Plan after the expiration of ten years from February 26, 2002, the date of its adoption by the Board of Directors. The 2002 Plan remains in effect as to awards made prior to the expiration of ten years until such awards have been satisfied or have expired. All awards under the 2002 Plan are fully vested upon the date of grant. The exercise price per share of common stock in options granted under the 2002 Plan will be the fair market value of a share of Common Stock on the date such option is granted. In May 2003 and 2002, pursuant to the 2002 Plan, 42,000 and 31,500 options, respectively, were granted to Non-Employee Directors to purchase shares of common stock at an exercise price of $19.03 and $20.93 per share, respectively. As of December 31, 2003, the Company has outstanding options with respect to 73,500 shares of Common Stock and 376,500 additional options may be granted under the 2002 Plan.

        In April 1999, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to the lessor of 17% of qualified compensation or $25,000. As of December 31, 2003, 328,882 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 2003, 2002 and 2001 was $5.26, $4.60 and $4.07, respectively.

        The following table summarizes the activities relating to the Company's stock option plans:

	Number of Options	Weighted Average Exercise Price
	(options in thousands)
Balance at December 31, 2000	4,115	$13.63
Granted	765	$13.85
Exercised	(48)	$6.15
Canceled	(255)	$18.17

Balance at December 31, 2001	4,577	$13.49
Granted	989	$14.34
Exercised	(413)	$9.27
Canceled	(163)	$15.97

Balance at December 31, 2002	4,990	$13.93
Granted	999	$30.75
Exercised	(1,299)	$12.84
Canceled	(179)	$15.82

Balance at December 31, 2003	4,511	$17.89

        The following table summarizes information concerning currently outstanding and exercisable options:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Outstanding Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(options in thousands)
$7.67 - $10	452	2.95	$8.85	452	$8.85
$10 - $15	1,885	6.30	$12.74	812	$12.35
$15 - $20	887	6.60	$17.52	589	$18.11
$20 - $25	706	6.91	$22.81	272	$21.72
$25 - $30	—	—	—	—	—
$30 - $35	—	—	—	—	—
$35 - $40	581	9.92	$36.20	—	—

	4,511			2,125

        At December 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $7.67—$36.20 and 6.55 years, respectively.

        At December 31, 2003, 2002 and 2001, the number of options exercisable was 2.1 million, 2.7 million and 2.4 million, respectively, and the weighted average exercise price of those options was $14.40, $12.85 and $11.29, respectively.

        The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Pro forma information regarding net income and earnings per share has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of the options granted during 2003, 2002, and 2001 is estimated as $8.38, $4.03 and $3.77, respectively. The fair value of each option grant and the Purchase Plan purchase right is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to value the option grants and purchase rights are stated below.

	2003	2002	2001
Expected life of options	4 years	4 years	4 years
Expected life of purchase right	6 months	6 months	6 months
Assumed annual forfeiture rate	21%	21%	22%
Volatility	60%	55%	54%
Risk-free interest rate	2.55% to 3.20%	3.13% to 4.64%	4.03% to 4.15%
Dividend yield	zero	zero	zero

Note 10—Income Taxes

        Income tax expense (benefit) based on income (loss) before income taxes consists of:

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Current:
U.S. Federal	$20,038	18,319	2,428
State and local	3,508	1,921	106
Foreign	252	(1,788)	(992)

	23,798	18,452	1,542
Deferred:
U.S. Federal	(2,077)	(4,097)	(5,698)
State and local	555	2,047	(608)
Foreign	(2,041)	541	(54)

	(3,563)	(1,509)	(6,360)
Charges in lieu of taxes:
Attributable to employee stock plans	6,314	1,075	94
Attributable to acquired net operating loss carryforwards	1,025	1,055	743

	7,339	2,130	837

	$27,574	19,073	(3,981)

        Included in deferred taxes for 2003, 2002 and 2001 is $0.4 million, $0.2 million and $0.6 million, respectively, related to the cumulative effect attributed to the adoption of SFAS No. 133 and the change of the fair value of the derivative financial instrument included in other comprehensive income (loss).

        Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal statutory income tax rate to income (loss) before income taxes as a result of the following:

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Tax at statutory rate	$29,054	19,238	(20,403)
State taxes, net of federal benefit	2,641	2,579	(326)
Tax exempt interest	(894)	(535)	—
US tax benefit on export sales	(1,029)	(951)	(446)
Effect of foreign operations	(4,912)	(2,136)	(2,093)
Valuation allowance	(1,937)	(2,063)	—
Amortization of goodwill	—	—	1,935
Write-off of goodwill	—	—	7,380
Adjustment to US taxes on foreign income	—	—	2,555
Losses in foreign jurisdictions for which no benefit has been provided	4,120	2,966	7,449
Other	531	(25)	(32)

Total income tax expense (benefit)	$27,574	19,073	(3,981)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2003	2002
	(in thousands)
Deferred tax assets:
Carrying values of inventories	$5,614	5,701
Accrued liabilities and allowances deductible for tax purposes on a cash basis	7,384	6,841
Plant and equipment	1,198	2,028
Goodwill	812	3,037
Net operating loss carryforwards	9,079	6,749

	24,087	24,356
Less valuation allowance	(11,352)	(10,194)

Net deferred tax assets	12,735	14,162
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation	(7,527)	(8,607)
Undistributed earnings of foreign subsidiary	—	(2,555)
Other	(313)	(1,304)

Gross deferred tax liability	(7,840)	(12,466)

Net deferred tax asset	$4,895	1,696

        As of December 31, 2003 and 2002, $9.9 million and $7.5 million, respectively, of the total net deferred tax assets are included in current assets and $5.0 million and $5.8 million, respectively, are included in non-current liabilities on the consolidated balance sheet. The net change in the total valuation allowance for the years ended December 31, 2003, 2002 and 2001 was an increase of $1.2 million, $0.9 million and $6.7 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003. At December 31, 2003, the Company had operating loss carryforwards of approximately $1.4 million in Brazil, $0.9 million in Singapore, $2.1 million in China, and $0.6 million in England with indefinite carryforward periods. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. The Company had operating loss carryforwards of approximately $23.9 million in Scotland and $4.0 million in Ireland with indefinite carryfoward periods which will expire unused upon the liquidation of these entities during 2004. The Company included a full valuation allowance as of December 31, 2003 for the Scotland and Ireland operating loss carryforwards.

        Worldwide income (loss) before income taxes consisted of the following:

	Year ended December 31,
	2003	2002	2001
	(in thousands)
United States	$78,449	48,294	(51,552)
Foreign	4,561	6,672	(6,741)

	$83,010	54,966	(58,293)

        Cumulative undistributed earnings of certain foreign subsidiaries amounted to $74.8 million as of December 31, 2003. The Company considers earnings from these foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, such distributed earnings would be reportable for U.S. income tax purposes (subject to adjustment for foreign tax credits). The Company's manufacturing operations in Ireland are subject to a 10% tax rate through December 2010. Thereafter, the applicable statutory tax rate will be 12.5%. As a result of these reduced rates, income tax expense for the years ended December 31, 2003, 2002 and 2001 is approximately $0.2 million (approximately $0.01 per share diluted), $0.5 million (approximately $0.01 per share diluted), $1.1 million (approximately $0.04 per share diluted, respectively, lower than the amount computed by applying the statutory tax rates (12.5% in 2003, 16% in 2002 and 20% in 2001).

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

        Sales to major customers were as follows for the indicated periods:

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Customer A	$809,846	833,969	279,425
Customer B	237,594	156,602	197,245
Customer C	*	140,612	48,114
Customer D	*	**	42,842
Customer E	*	**	96,694

*
not a major customer in 2003.

**
not a major customer in 2002.

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

        The Company has three reportable operating segments: the Americas, Europe, and Asia. Information about operating segments was as follows:

	Year ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net sales:
Americas	$1,763,986	1,618,265	1,151,330
Europe	318,468	363,397	251,173
Asia	246,501	95,595	27,670
Elimination of intersegment sales	(489,134)	(447,237)	(153,223)

	$1,839,821	1,630,020	1,276,950

Depreciation and amortization:
Americas	$20,837	25,451	33,760
Europe	2,666	3,166	5,188
Asia	5,585	2,384	692
Corporate—goodwill	—	—	12,219

	$29,088	31,001	51,859

Income (loss) from operations:
Americas	$104,410	75,689	16,824
Europe	(4,270)	93	2,013
Asia	9,136	2,924	2,186
Corporate and intersegment eliminations	(18,686)	(19,651)	(63,404)

	$90,590	59,055	(42,381)

Capital expenditures:
Americas	$11,060	4,891	14,783
Europe	831	949	2,023
Asia	6,859	2,052	807

	$18,750	7,892	17,613

Total assets:
Americas	$822,963	705,990	532,047
Europe	66,557	99,735	113,824
Asia	136,898	111,586	17,346
Corporate	11,620	14,940	22,888

	$1,038,038	932,251	686,105

        Corporate assets consist primarily of capitalized software costs and debt financing costs.

        The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

	Year ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net sales derived from:
Printed circuit boards	$1,422,997	1,218,760	1,036,348
Systems integration and box build	416,824	411,260	240,602

	$1,839,821	1,630,020	1,276,950

Geographic net sales:
United States	$1,415,959	1,243,163	899,969
Europe	356,031	345,443	249,453
Asia and other	67,831	41,414	127,528

	$1,839,821	1,630,020	1,276,950

Long-lived assets:
United States	$50,312	62,027	84,877
Europe	8,365	11,044	12,215
Asia and other	34,191	31,025	8,907

	$92,868	104,096	105,999

Note 13—Employee Benefit Plans

        The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant's contribution. The Company may also make discretionary contributions to the plans. During 2003, 2002 and 2001, the Company made contributions to the plans of approximately $1.9 million, $2.0 million and $2.2 million, respectively. The Company also has defined contribution benefit plans for certain of its international employees primarily dictated by the custom of the regions in which it operates. During 2003, 2002 and 2001, the Company made contributions to the international plans of approximately $0.8 million, $0.6 million and $0.5 million.

Note 14—Financial Instruments and Concentration of Credit Risk

        The carrying values and estimated fair values of financial instruments, including derivative financial instruments were as follows:

	December 31, 2003		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Liabilities:
Other long-term debt, excluding current installments	$11	11	28,339	28,339
Convertible subordinated notes	—	—	80,200	79,899
Derivative liabilities:
Interest rate swap	—	—	(904)	(904)

        The Company used market quotes to estimate the fair value of its financial instruments. The carrying amounts of cash equivalents, accounts receivable, accrued liabilities, accounts payable and current installments of other long-term debt approximate fair value. As of December 31, 2003, the Company had no significant off balance sheet concentrations of credit risk such as foreign currency exchange contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and trade accounts receivable. Management maintains the majority of the Company's cash and cash equivalents with financial institutions. The Company has not experienced any significant losses on these investments to date. One of the most significant credit risks is the ultimate realization of accounts receivable. This risk is mitigated by (i) sales to well established companies, (ii) ongoing credit evaluation of customers, and (iii) frequent contact with customers, especially the most significant customers, thus enabling management to monitor current changes in business operations and to respond accordingly. Management considers these concentrations of credit risks in establishing our allowance for doubtful accounts and believes these allowances are adequate. Our largest customer represented approximately 36% and 50% of our gross accounts receivable as of December 31, 2003 and 2002, respectively.

Note 15—Concentrations of Business Risk

        Substantially all of the Company's sales are derived from electronics manufacturing services in which the Company purchases components specified by its customers. The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company's inability to obtain any needed components during periods of allocation could cause delays in manufacturing and could adversely affect results of operations.

Note 16—Contingencies

        The Company filed a lawsuit against J.M. Huber Corporation (the Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999. The Company is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby the Company acquired all of the stock of AVEX Electronics, Inc. from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that the Company failed to comply with certain obligations under the contract requiring the Company to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with the Company's suit in the United States District Court for the Southern District of Texas (the Court). On March 18, 2002, the Court entered an interlocutory judgment denying the Company's claims against Seller, but preserving Seller's counterclaims against the Company. On May 1, 2002, the Court entered a final judgment dismissing without prejudice the claims and counterclaims of Seller. On May 29, 2002, the Company filed a notice of appeal of the Court's final judgment to the Fifth Circuit Court of Appeals (the Fifth Circuit). On August 20, 2003, the Fifth Circuit vacated the Court's judgment and remanded the case back to the Court for further proceedings consistent with the Fifth Circuit's written opinion. On September 2, 2003, Seller filed a Petition for Rehearing En Banc with the Fifth Circuit. On September 12, 2003, the Company filed its response to Seller's Petition for Rehearing En Banc. On December 19, 2003, the Fifth Circuit denied Seller's Petition for Rehearing En Banc. On January 29, 2004, the Company served its First Request for Production of Documents on the Seller. The Company intends to vigorously pursue its claims against Seller and defend against Seller's allegations. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

        On April 14, 2000, the Company, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (Lemelson). The lawsuit alleges that the Company has infringed certain of Lemelson's patents relating to machine vision and bar code technology utilized in machines the Company has purchased. On November 2, 2000, the Company filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgment Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants' Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgement in the cases filed by Cognex and Symbol (the Symbol/Cognex case). The bench trial for the Symbol/Cognex case began on November 18, 2002 and concluded on January 17, 2003. The post-trial briefings of the parties in the Symbol/Cognex case were filed with the trial court on June 30, 2003. On January 24, 2004, the trial court in the Symbol/Cognex case held that the Lemelson patents are invalid, unenforceable and were not infringed. Lemelson has announced that it intends to appeal the trial court's ruling in the Symbol/Cognex case. Resolution of the appeal in the Symbol/Cognex case is estimated to take one to three years. Lemelson's lawsuit against Benchmark is stayed pending the final non-appealable judgement in the Symbol/Cognex case. The Company intends to vigorously defend against such claims and pursue all rights it has against third parties. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

        The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 17—Restructuring Charges and Asset Write-offs

        Over the past three years, the Company has undertaken initiatives to restructure its business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of production facilities, largely to align capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, reducing staff levels, realigning our business processes and reorganizing our management.

        The Company recognized restructuring charges and asset write-offs during 2003, 2002 and 2001 related to reductions in workforce, re-sizing and closure of facilities and the transition of certain facilities into new product introduction centers. These charges were recorded pursuant to plans developed and approved by management. These charges were largely intended to align capacity and infrastructure to current and anticipated customer demand.

        On October 23, 2003, the Company announced plans to close the East Kilbride, Scotland facility. The Scotland facility has been affected by customer cancellations and delays of orders because of the downturn in end-market demand for such customers' products, as well as the customers' demands for lower product manufacturing costs. Given the continued weakness in the European market and the lack of competitive differentiators in this high cost marketplace, the Company made the decision to close this facility during the fourth quarter of 2003. In connection with the closing of the Scotland facility, the Company recorded $2.8 million in restructuring charges, including $2.4 million in severance costs and $0.4 million in contract termination costs. The Pulaski, Tennessee and Mansfield, Massachusetts facilities were closed during 2001. The Cork, Ireland facility was closed during 2003. The Pulaski, Tennessee and Cork, Ireland facilities are currently held for sale and the properties are available for immediate sale. The carrying value of assets held for sale as of December 31, 2003 and 2002 totaled $2.0 million and $1.0 million, respectively.

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

        Management of the Company reviewed property, plant and equipment for impairment in the third quarter of 2001 when management determined that the carrying amount of some of our assets might not be recoverable. Management compared the carrying value of such assets to the projected cash flows the property, plant and equipment were expected to generate. For those assets that management considered to be impaired, the write-off recognized was the amount by which the carrying value of the property exceeds its fair value. Management estimated the fair value of the property, plant and equipment based on quoted market prices.

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

        The employee severance and benefit costs in 2001 related to the elimination of approximately 1,600 positions worldwide. Approximately 85% of the positions eliminated were in the Americas region, 13% were in Europe and 2% were in Asia. The employment reductions primarily affected employees in manufacturing. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe.

Note 18—Contract Settlement

        During the first quarter of 2003, the Company settled and released various claims arising out of customer manufacturing agreements. In connection with the settlement of these claims, the Company recorded a non-cash gain totaling $8.1 million.

Independent Auditors' Report

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

        We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, and in 2001 changed its method of accounting for derivative instruments and hedging activities.

/s/ KPMG LLP
Houston, Texas
February 5, 2004

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
/s/ GAYLA J. DELLY Gayla J. Delly Vice President Finance, Chief Financial Officer & Treasurer

Quarterly Financial Data (Unaudited)

        The following table sets forth certain unaudited quarterly information with respect to the Company's results of operations for the years 2003, 2002 and 2001. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	2003 Quarter
	1st	2nd	3rd	4th
	(in thousands, except per share data)
Sales	$448,470	448,948	455,352	487,051
Gross profit	35,605	36,924	36,970	40,774
Net income	17,331	11,752	12,944	13,409
Earnings per common share:
Basic	0.47	0.32	0.34	0.33
Diluted	0.44	0.31	0.32	0.32
	2002 Quarter
	1st	2nd	3rd	4th
	(in thousands, except per share data)
Sales	$329,188	404,375	428,278	468,179
Gross profit	24,875	30,802	32,511	36,666
Net income	5,348	8,258	9,583	12,705
Earnings per common share:
Basic	0.18	0.23	0.26	0.35
Diluted	0.17	0.22	0.26	0.33
	2001 Quarter
	1st	2nd	3rd	4th
	(in thousands, except per share data)
Sales	$431,905	317,433	257,969	269,643
Gross profit	32,163	22,052	18,898	20,397
Net income (loss)	5,112	(2,093)	(57,015)	(316)
Earnings (loss) per common share:
Basic	0.17	(0.07)	(1.93)	(0.01)
Diluted	0.16	(0.07)	(1.93)	(0.01)

        The results for each of the three months ended March 31, 2001, June 30, 2001, September 30, 2001, December 31, 2001, and December 31, 2003 include $1.3 million, $3.3 million, $0.5 million, $2.5 million, and $2.8 million, respectively, of restructuring charges. The results for the three months ended September 30, 2001 and June 30, 2002 include $61.7 million and $1.6 million, respectively, of asset write-offs. The results for the three months ended March 31, 2003 include an $8.1 million contract settlement gain.

        There were no material year-end adjustments.

Market for the Registrant's Common Equity and Related Shareholder Matters

        The Company's Common Stock is listed on the New York Stock Exchange under the symbol "BHE." The following table shows the high and low sales prices for the Common Stock as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated, as adjusted for the November 2003 three-for-two stock split.

	Quarter
	1st	2nd	3rd	4th
2004 (through March 9, 2004)
High	$40.45
Low	$32.26
2003
High	$23.99	22.37	33.03	38.38
Low	$18.80	16.58	19.50	28.15
2002
High	$21.48	21.56	22.20	21.83
Low	$12.40	16.89	13.33	9.67

        The last reported sale price of Common Stock on March 9, 2004, as reported by the New York Stock Exchange, was $33.60. There were approximately 85 record holders of Common Stock as of March 9, 2004.

        The Company has not paid any cash dividends on the Common Stock in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business.

        The following table sets forth certain information relating to our equity compensation plans as of December 31, 2003.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
	(securities in thousands)
Equity compensation plans approved by security holders	4,379	$17.95	825
Equity compensation plans not approved by security holders (1)	132	$15.93	—

Total	4,511	$17.89	825

(1)
In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc. 1994 Stock Option Plan for Non-Employee Directors (the 1994 Plan) for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates (as defined in the 1994 Plan). The 1994 Plan was not required to be approved by our shareholders. All awards under the 1994 Plan were fully vested upon the date of grant. The exercise price per share of common stock in options granted under the 1994 Plan was the fair market value of a share of Common Stock on the date such option was granted. As of December 31, 2003, the Company has outstanding options with respect to 131,775 shares of Common Stock under the 1994 Plan. The 1994 Plan was replaced in 2002, and no additional grants may be made under that plan.

Selected Financial Data

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Selected Statements of Income Data(1)
Sales	$1,839,821	$1,630,020	$1,276,950	$1,704,924	$877,839
Cost of sales	1,689,548	1,505,166	1,183,440	1,580,817	810,309

Gross profit	150,273	124,854	93,510	124,107	67,530
Selling, general and administrative expenses	64,976	64,191	54,383	57,871	32,477
Contract settlement(4)	(8,108)	—	—	—	—
Restructuring charges(2)	2,815	—	7,569	—	—
Asset write-offs(2)	—	1,608	61,720	—	—
Amortization of goodwill	—	—	12,219	12,841	6,430

Income (loss) from operations	90,590	59,055	(42,381)	53,395	28,623
Interest expense	(7,714)	(11,385)	(16,998)	(24,396)	(9,696)
Interest income	3,842	4,430	1,508	770	605
Other income (expense)	(3,708)	2,866	(422)	(1,339)	744
Income tax benefit (expense)	(27,574)	(19,073)	3,981	(8,529)	(7,005)

Income (loss) before extraordinary item	55,436	35,893	(54,312)	19,901	13,271
Extraordinary item—loss on extinguishment of debt	—	—	—	—	(1,297)

Net income (loss)	$55,436	$35,893	$(54,312)	$19,901	$11,974

Earnings (loss) per share(3)
Basic:
Income (loss) before extraordinary item	$1.45	$1.04	$(1.85)	$0.75	$0.63
Extraordinary item	—	—	—	—	(0.06)

Earnings (loss) per share(3)	$1.45	$1.04	$(1.85)	$0.75	$0.57

Diluted:
Income (loss) before extraordinary item	$1.39	$1.01	$(1.85)	$0.71	$0.59
Extraordinary item	—	—	—	—	(0.06)

Earnings (loss) per share(3)	$1.39	$1.01	$(1.85)	$0.71	$0.53

Weighted average number of shares outstanding
Basic	38,124	34,404	29,438	26,367	21,122
Diluted	41,432	35,598	29,438	28,077	22,515

Ratio of earnings to fixed charges	8.57x	4.67x	—	2.00x	2.74x
Deficiency	n/a	n/a	$58,293	n/a	n/a
	December 31,
	2003	2002	2001	2000	1999
	(in thousands)
Selected Balance Sheet Data
Working capital	$465,879	$392,373	$267,839	$347,318	$177,926

Total assets	1,038,038	932,251	686,105	991,221	760,838
Total debt	21,028	137,167	147,262	261,069	221,995
Shareholders' equity	$664,325	$499,030	$351,682	$411,945	$281,935

(1)
See Note 2 of Notes to Consolidated Financial Statements for discussion of acquisitions and disposition.

(2)
See Note 17 of Notes to Consolidated Financial Statements for a discussion of the restructuring charges and asset write-offs occurring in 2003, 2002 and 2001.

(3)
See Note 1 of Notes to Consolidated Financial Statements for the basis of computing earnings (loss) per common share.

(4)
See Note 18 of Notes to Consolidated Financial Statements for a discussion of the contract settlement occurring in 2003.

Corporate and Shareholder Data

Officers

Donald E. Nigbor(1)
Chairman of the Board and Chief Executive Officer

Cary T. Fu(1) President and Chief Operating Officer

Gayla J. Delly(1)
Vice President Finance, Chief Financial Officer and Treasurer

Steven A. Barton(1)(2)
Executive Vice President

Lenora A. Gurton
Secretary

John E. Culliney
Group President

Jon J. King
Group President

Legal Counsel

Cravath, Swaine & Moore LLP
New York, New York

Independent Auditors

KPMG LLP
Houston, Texas

Directors

Donald E. Nigbor
Chairman of the Board and Chief Executive Officer
Benchmark Electronics, Inc.

David H. Arnold(4)(5)
Retired—Former President
EMD Associates, Inc.
Winona, Minnesota (Acquired by Benchmark, 1996)

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

John W. Cox(3)(4)(5)
Chief Accounting Officer BMC Software, Inc. Houston, Texas

John C. Custer(3)(4)(5)
Retired—Former Chairman of the Board Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Peter G. Dorflinger(3)(4)(5)
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

SEC Form 10-K

        Benchmark will provide a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission, without charge upon written request to:

Gayla J. Delly
Vice President Finance
Chief Financial Officer and Treasurer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515.

Available Information

        We make available free of charge through our Internet web site (http:/www.bench.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Financial Mailing List

        Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Benchmark by writing to Ms. Gayla J. Delly at the above address.

Annual Meeting

        Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Tuesday, May 11, 2004, at the

Hyatt Regency Houston
1200 Louisiana Street
Houston, Texas.

This annual report is printed on recycled paper.

QuickLinks

Consolidated Balance Sheets Benchmark Electronics, Inc. and Subsidiaries (in thousands, except for par value)
Consolidated Statements of Income (Loss) Benchmark Electronics, Inc. and Subsidiaries (in thousands, except per share data)
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) Benchmark Electronics, Inc. and Subsidiaries (in thousands)
Consolidated Statements of Cash Flows Benchmark Electronics, Inc. and Subsidiaries (in thousands, except per share data)
Notes to Consolidated Financial Statements