Form 10-K, Exhibit 13
period 2004-12-31
BENCHMARK ELECTRONICS INC
filed 2005-03-16
CIK 863436

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this report to “the Company”, “Benchmark”, “we”, or “us” mean Benchmark Electronics, Inc. together with its subsidiaries. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions, including those discussed under the heading Risk Factors below. The future results of our operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Overview

We are in the business of manufacturing electronics and provide our services to original equipment manufacturers (OEMs) of computers and related products for business enterprises, medical devices, industrial control equipment, testing and instrumentation products, and telecommunication equipment. The services that we provide are commonly referred to as electronics manufacturing services (EMS). We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to volume production and direct order fulfillment. We also provide specialized engineering services, including product design, printed circuit board layout, prototyping and test development. We believe that we have developed strengths in the manufacturing process for large, complex, high-density printed circuit boards as well as the ability to manufacture high and low volume products in lower cost regions such as Latin and South America and Southeast Asia.

As our customers expand internationally, they increasingly require their EMS partners to have strategic regional locations and global procurement capabilities. We believe that our global manufacturing presence of 17 facilities in eight countries increases our ability to be responsive to our customers’ needs by providing accelerated time-to-market and time-to-volume production of high quality products. These capabilities should enable us to build stronger strategic relationships with our customers and to become a more integral part of their operations. Our customers face challenges in planning, procuring and managing their inventories efficiently due to customer demand fluctuations, product design changes, short product life cycles and component price fluctuations. We employ production management systems to manage their procurement and manufacturing processes in an efficient and cost-effective manner so that, where possible, components arrive on a just-in-time, as-and-when needed basis. We are a significant purchaser of electronic components and other raw materials, and can capitalize on the economies of scale associated with our relationships with suppliers to negotiate price discounts, obtain components and other raw materials that are in short supply and return excess components. Our expertise in supply chain management and our relationships with suppliers across the supply chain enables us to reduce our customers’ cost of goods sold and inventory exposure.

Benchmark recognizes revenue from the sale of circuit board assemblies, systems and excess inventory when the goods are shipped, title and risk of ownership have passed, the price to the buyer is fixed and determinable and recoverability is reasonably assured. To a lesser extent, revenue is also recognized from non-manufacturing services, such as product design, circuit board layout, and test development. Service related revenues are recognized when the service is rendered and the costs related to these services are expensed as incurred. We assume no significant obligations after product shipment as we typically warrant workmanship only. Therefore our warranty provisions are insignificant.

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

Summary of 2004 Results

Net income for the year ended December 31, 2004 was $71.0 million, or $1.67 per diluted share, on sales of $2.0 billion. During 2004, we generated $32.2 million in cash flow from operations and repaid all of our outstanding debt. In addition, during 2004 we lowered our dependence on our largest customers as revenues from our remaining customer base expanded. Sales to our largest customer, Sun Microsystems, Inc., as a percentage of our total sales were 30.8% during 2004, down from 44.0% of our revenues for 2003. Sales to our customers other than our two largest customers increased to $1.1 billion in 2004 from $792.4 million in 2003, an increase of $267.5 million. Our gross profit as a percentage of sales was down to 7.7% in 2004 from 8.2% in 2003 because of the new program ramps, new program introduction delays, competitive constraints and changes in the program mix during the year. These activities combined to impact the level of efficiency in our production and negatively impacted our gross profit. We see continued demand for services in Asia and in the engineering and design areas. As we increase our revenue base in Asia, we do not see significant changes to our overall business model. Although some of the programs in Asia may have a higher level percentage of cost of goods sold, primarily from the material content of the products, some of these programs may also result in lower levels of selling, general and administrative costs, therefore resulting in a consistent operating margin on an overall basis. Should we not experience a lower level of selling, general and administrative costs for these programs, our margins would be negatively impacted. We do expect that a number of our new and higher volume programs with customers, including those in Asia, will remain subject to competitive constraints on the margin that may be realized from these programs and that these constraints could exert downward pressure on our margins in the near future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, inventories, deferred taxes, impairment of long-lived assets, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

Our accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are typically unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory obsolescence reserve

We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. We write down our inventories for estimated obsolescence as necessary in an amount equal to the difference between the cost of inventory and estimated market value based on assumptions of future demands and market conditions. We evaluate our inventory valuation on a quarterly basis based on current and forecasted usage and the latest forecasts of product demand and production requirements from our customers. Customers frequently make changes to their forecasts, requiring us to make changes to our inventory purchases, commitments, and production scheduling and may require us to cancel open purchase commitments with our vendors. This process may lead to on-hand inventory quantities and on-order purchase commitments that are in excess of our customer’s revised needs, or parts that become obsolete before use in production. We record inventory reserves on excess and obsolete inventory. These reserves are established on inventory which we have determined that our customers are not responsible for or on inventory that we believe our customers are unable to fulfill their obligation to ultimately purchase such inventory from us. If actual market conditions are less favorable than those we projected, additional inventory write downs may be required.

Income Taxes

We estimate our income tax provision in each of the jurisdictions in which we operate, including estimating exposures related to examinations by taxing authorities. We must also make judgments regarding the ability to realize the deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made. See Note 10 — “Income Taxes” to the Consolidated Financial Statements.

We are subject to examination by tax authorities for varying periods in various US and foreign taxing jurisdictions. During the course of such examinations disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period(s) for which such statute of limitation has expired. We believe that we have adequately provided for our tax liabilities.

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

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss would be recognized to the extent that the carrying amount exceeds the asset’s fair value. We completed the annual impairment test during the fourth quarter of 2004 and determined that no impairment existed as of the date of the impairment test. Goodwill is measured at the reporting unit level, which we have determined to be consistent with our operating segments as defined in Note 12 – “Segment and Geographic Information” to the Consolidated Financial Statements, by determining the fair values of the reporting units using a discounted cash flow model and comparing those fair values to the carrying values, including goodwill, of the reporting unit. As of December 31, 2004 and 2003, we had net goodwill of approximately $112.9 million and $113.5 million, respectively. Circumstances that may lead to impairment of goodwill include unforeseen decreases in future performance or industry demand, and the restructuring of our operations as a result of a change in our business strategy.

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

The inclusion of the operations of the acquired facilities in Thailand and the UK in Benchmark’s accounts are responsible for a substantial portion of the variations in the results of our operations (including components thereof) from 2003 to 2002. The effects of the Acquisition on our financial condition and our reported results of operations should be considered when reading the financial information contained herein.

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

	Year ended December 31,
Percentage of Sales	2004	2003	2002
Sales	100.0%	100.0%	100.0%
Cost of sales	92.3	91.8	92.3
Gross profit	7.7	8.2	7.7
Selling, general and administrative expenses	3.1	3.5	3.9
Contract settlement	—	(0.4)	—
Asset impairments	—	—	0.1
Restructuring charges	—	0.2	—
Income from operations	4.6	4.9	3.6
Other income (expense)	0.1	(0.4)	(0.3)
Income before income taxes	4.7	4.5	3.4
Income tax expense	(1.2)	(1.5)	(1.2)
Net income	3.5%	3.0%	2.2%

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

Sales

Sales for 2004 were $2.0 billion, an 8.8% increase from sales of $1.8 billion in 2003. The increase of $161.5 million resulted from increased sales under new programs and increased activity with existing customers. Of this increase, $84.7 million was attributable to the operation of our systems integration facilities and $107.6 million to an overall increase in printed circuit board assembly (PCBA) sales volume. These increases were partially offset by a decrease of $30.8 million primarily due to decreased demand in Europe which resulted in the consolidation and downsizing of certain manufacturing facilities.

A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2004, our two largest customers together represented 47.0% of our sales, with one customer accounting for 30.8% of our sales. Sales to our largest customer, Sun Microsystems, Inc., decreased to 30.8% of our sales in 2004 from 44.0% of our sales in 2003. During 2004, the level of concentration among our top customers decreased as revenues from our remaining customer base expanded. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Sales to our customers, other than our two largest customers, increased to $1.1 billion in 2004 from $792.4 million in 2003, an increase of $267.5 million. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us. See Note 11 to the Consolidated Financial Statements.

Over the past three years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings.  These initiatives have included reducing the number and changing the location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, reducing staff levels, realigning our business processes and reorganizing our management.

Our manufacturing and assembly operations include printed circuit boards and subsystem assembly, box build and systems integration.  Systems integration is the process of integrating subsystem and printed circuit board assemblies and, often, downloading and integrating software, to produce a fully configured product.  Systems integration is a value-added service that is not separable from our overall contract manufacturing service, and we believe systems integration represents a growth trend of the business as it reflects the continuing evolution of the electronics contract manufacturing business. Sales from the operation of our systems integration facilities represented 25.1% and 22.7% of our sales for the years ended December 31, 2004 and 2003.

We have 17 manufacturing facilities in the Americas, Europe and Asia to serve our customers. We are operated and managed geographically. See Note 12 to the Consolidated Financial Statements. Our facilities in the Americas provided 75.5% and 77.7% of net sales, respectively, during 2004 and 2003. Our Americas region includes facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Loveland, Colorado, Manassas, Virginia, Redmond, Washington and Winona, Minnesota. There are two facilities in Huntsville, Alabama - a systems integration facility and a PCBA facility. We opened the Loveland, Colorado facility in May 2003 and the Redmond, Washington facility in October 2003.  Both the Loveland and Redmond facilities provide systems integration services.  In December 2004, we announced plans to close our Manassas, Virginia facility. Our facilities in Europe provided 5.2% and 9.2% of net sales, respectively, during 2004 and 2003. Our

Europe region includes facilities in Dublin, Ireland and Leicester, England. The Dublin facility provides systems integration services. During the fourth quarter of 2003, we closed our East Kilbride, Scotland facility.  During the second quarter of 2003, we closed the Cork, Ireland facility.  Both facilities were sold during 2004. Our facilities in Asia provided 19.3% and 13.1% of our net sales, respectively, during 2004 and 2003. Our Asia region includes facilities in the Republic of Singapore, Ayudhaya and Korat, Thailand and Suzhou, China.  We opened the Korat, Thailand facility in September 2004. The Singapore facility included both a systems integration and PCBA operation during 2003. During 2003, the PCBA facility ceased operations. During 2004, the systems integration operation in Singapore ceased operations.  The Singapore facility continues to provide engineering services.

As a result of our international sales and facilities, our operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on our results of operations through December 31, 2004. However, we cannot assure you that there will not be an adverse impact in the future. See RISK FACTORS for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency and for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad. During 2004 and 2003, 30.2% and 27.0%, respectively, of our sales were from our international operations. The increase in the percentage of international sales for 2004 as compared to 2003 primarily reflects the additional sales resulting from the operation of the facilities in Thailand, including the Korat facility which began operations in September 2004.

We had a backlog of approximately $1.6 billion at December 31, 2004, as compared to the 2003 year-end backlog of $1.1 billion. Backlog consists of purchase orders received, including, in some instances, forecast requirements released for production under customer contracts. We believe the increase in backlog is attributable to the organic growth of our business. Although we expect to fill substantially all of our backlog during 2005, at December 31, 2004, we do not have long-term agreements with all of our customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

Americas

Sales in the Americas during 2004 increased $81.4 million, or 5.7%, compared to 2003. This net increase included a $111.6 million increase attributable to sales under new programs and increased activity with existing systems integration customers. This increase was offset by a $30.2 million net decrease in PCBA sales volume attributable to the impact of maturing programs and new product introductions.

Europe

Sales in Europe during 2004 decreased $63.8 million, or 37.8%, compared to 2003. This net decrease included a $24.7 million decrease in sales volumes from systems integration customers, a $30.8 million decrease in PCBA sales resulting from the closing of the East Kilbride, Scotland and Cork, Ireland facilities and an $8.3 million net decrease in overall PCBA sales volume. The overall decrease in sales volume in Europe is a result of lower demand for our customers’ products in Europe and the transfer of production for some customers to lower cost production geographies.

Asia

Sales in Asia during 2004 increased $143.8 million, or 59.5%, compared to 2003. This net increase included a $146.1 million increase in PCBA sales volumes attributable to ramping new programs in Asia and transferring existing customer business to Asia and a $2.3 million decrease in sales volume from systems integration customers.

Gross Profit

Gross profit increased 2.3% to $153.8 million in 2004 from $150.3 million in 2003. Gross profit as a percentage of sales for 2004 and 2003 decreased to 7.7% from 8.2%. Gross profit as a percentage of sales decreased because of new program ramps, new program introduction delays and a high level of mix changes during 2004. These activities combined to impact the level of efficiency in our production and negatively impacted our gross profit.

We expect that a number of our higher volume programs with customers will remain subject to competitive restraints on the margin that may be realized from these programs and that these restraints could exert downward pressure on our margins in the near future. For the foreseeable future, our gross margin is expected to depend primarily on facility utilization, product mix, start-up of new programs and pricing within the electronics industry. The gross margins at each facility and for Benchmark as a whole are expected to continue to fluctuate. Increases in start-up costs associated with new programs and pricing within the electronics industry also could adversely impact our gross margin.

The 2004 and 2003 gross profit includes charges (credits) related to reserves for excess and obsolete inventory. During 2004 and 2003, $(1.6) million and $6.3 million of (reduced) additional inventory reserves were recorded, respectively. During 2004, favorable market conditions, improved demand by customers and financial statement positions among our customers contributed to decreased excess and obsolete inventory levels.  We write down our inventories for estimated obsolescence as necessary in an amount equal to the difference between the cost of inventory and estimated market value based on assumptions of future demand and market conditions. Customers frequently make changes to their forecasts, requiring us to make changes to our inventory purchases, commitments, and production scheduling and may require us to cancel open purchase commitments with our vendors. This process may lead to on-hand inventory quantities and on-order purchase commitments that are in excess of our customers’ revised needs, or parts that become obsolete before use in production. We record inventory reserves primarily on excess and obsolete inventory. These reserves are established on inventory which we have determined that our customers are not responsible for or on inventory that we believe our customers are unable to fulfill their obligation to ultimately purchase such inventory from us.

Impaired inventory is generally disposed of in one of two ways: (i) sold back to the responsible customer, or (ii) scrapped. The impact of the sale or disposition of impaired inventory on gross profit is insignificant.  Substantially all of our impaired inventory was raw materials.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $61.1 million in 2004, a decrease of 6.0% from $65.0 million in 2003. Selling, general and administrative expenses, as a percentage of sales, were 3.1% and 3.5%, respectively, in 2004 and 2003. The decrease in selling, general and administrative expenses as a percentage of sales is primarily associated with the increase in sales and also reflects the impact of facility consolidation and downsizing which occurred in 2003.

The charge to operations for bad debt allowance declined to $1.8 million during 2004 from $6.6 million during 2003 as we have fewer customers with financial difficulties.

Contract Settlement

During the first quarter of 2003, we settled and released various claims arising out of customer manufacturing agreements. In connection with the settlement of these claims, we recorded a non-cash gain totaling $8.1 million.

Interest Expense

Interest expense was approximately $1.7 million and $7.7 million, respectively, in 2004 and 2003. The decrease is primarily due to repayments of outstanding debt, and to the conversion of our 6% Convertible Subordinated Notes to common shares in September 2003. See Note 7 to the Consolidated Financial Statements.

Income Tax Expense

Income tax expense of $23.2 million represented an effective tax rate of 24.6% for the year ended December 31, 2004, compared with $27.6 million at an effective tax rate of 33.2% for the year ended December 31, 2003. The decrease in the effective tax rate is primarily related to the dissolution of an inactive foreign owned subsidiary during 2004 that resulted in an $11.3 million foreign tax benefit. See Note 10 to the Consolidated Financial Statements.

Net Income

We reported net income of approximately $71.0 million, or diluted earnings of $1.67 per share for 2004, compared with net income of approximately $55.4 million, or diluted earnings of $1.39 per share for 2003. The net increase of $15.6 million in 2004 was due to the factors discussed above.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Sales

Sales in 2003 increased $209.8 million, or 12.9%, as compared to 2002 sales. The increase of $209.8 million included $144.5 million applicable to the combined effect of the facilities acquired on July 29, 2002 and new programs that were added to these facilities since the acquisition.  Also contributing to increased sales in 2003 were sales under new programs and increased activity with existing customers - $5.6 million attributable to the operation of our systems integration facilities and $65.5 million attributable to an overall increase in PCBA sales volume.  These increases were partially offset by a decrease of $5.8 million resulting from the consolidation and downsizing of certain manufacturing facilities.

Our manufacturing and assembly operations include printed circuit boards and subsystem assembly, box build and systems integration.  Sales from the operation of our systems integration facilities represented 22.7% and 25.2% of our sales for the years ended December 31, 2003 and 2002.

Our facilities in the Americas provided 77.7% and 81.9% of net sales, respectively, during 2003 and 2002. Our Americas region included facilities in Angleton, Texas, Beaverton, Oregon, Campinas, Brazil, Guadalajara, Mexico, Hudson, New Hampshire, Huntsville, Alabama, Loveland, Colorado, Manassas, Virginia, Redmond, Washington and Winona, Minnesota. There are two facilities in Huntsville, Alabama - a systems integration facility and a PCBA facility. We opened the Loveland, Colorado facility in May 2003 and the Redmond, Washington facility in October 2003.  Both of the Loveland and Redmond facilities provide systems integration services. Our facilities in Europe provided 9.2% and 12.3% of net sales, respectively, during 2003 and 2002. Our Europe region included facilities in Dublin, Ireland and Leicester, England. The Dublin facility provides systems integration services. During the fourth quarter of 2003, we closed our East Kilbride, Scotland facility.  During the second quarter of 2003, we closed the Cork, Ireland facility. Our facilities in Asia provided 13.1% and 5.7% of our net sales, respectively, during 2003 and 2002. Our Asia region included facilities in the Republic of Singapore, Ayudhaya, Thailand and Suzhou, China.  The Singapore facility included both a systems integration and PCBA operation during 2003 and 2002. During 2003, the PCBA facility ceased operations.

During 2003 and 2002, 27.0% and 22.1%, respectively, of our sales were from our international operations. The increase in the percentage of international sales for 2003 as compared to 2002 primarily reflects the additional sales resulting from the operation of the facilities in England and Thailand that were acquired on July 29, 2002.

We had a backlog of approximately $1.1 billion at December 31, 2003, as compared to the 2002 year-end backlog of $994.3 million.

Americas

Sales in the Americas during 2003 increased $93.7 million, or 7.0%, compared to 2002. This net increase included a $39.2 million increase attributable to the operation of our systems integration facilities and a $55.6 million net increase in PCBA sales volume. These increases were partially offset by a $1.1 million decrease resulting from the consolidation and downsizing of certain manufacturing facilities.

Europe

Sales in Europe during 2003 decreased $32.2 million, or 16.1%, compared to 2002. This net decrease included a $44.6 million decrease in sales volumes from systems integration customers and a $4.7 million decrease resulting from the closing of the Cork, Ireland facility.  These decreases were partially offset by a $9.0 million increase in European sales by the Leicester, England facility acquired in July 2002 and an $8.1 million net increase in overall sales volume.

Asia

Sales in Asia increased by $148.3 million, or 158.8%, during 2003 compared to 2002. This net increase included a $135.5 million increase due to the combined effect of sales by the Thailand facility acquired in July 2002 and new programs that were added to the Thailand facility since the acquisition, a $11.0 million increase in sales volumes from systems integration customers and a $1.8 million net increase in overall sales volume.

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

The 2003 and 2002 gross profit included charges related to reserves for excess and obsolete inventory. During 2003 and 2002, $6.3 million and $13.8 million of additional inventory reserves were recorded, respectively. These charges related to inventory written down to the lower of cost (principally first-in, first-out method) or market, raw materials held specific to customers who were no longer in business, and changes in customer demand for inventory that resulted in excess quantities on hand. Inventory is procured by us based on specific customer orders. Correspondingly, customer modifications to orders for inventory previously procured by us (e.g. cancellations as well as inventory that is highly customized and therefore not available for use by other customers) resulted in excess and obsolete inventory for the related customers that in some cases could not be recovered through put back to vendors or the specific customer concerned.

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

Restructuring Charges

On October 23, 2003, we announced plans to close our East Kilbride, Scotland facility.  The Scotland facility was affected by customer cancellations and delays of orders because of the downturn in end-market demand for such customers’ products, as well as the customers’ demands for lower product manufacturing costs.  Given the continued weakness in the European market and the lack of competitive differentiators in this high cost marketplace, we made the decision to close this facility during the fourth quarter of 2003. In connection with the closing of our Scotland facility, we recorded $2.8 million in restructuring charges, including $2.4 million in severance costs and $0.4 million in contract termination costs. These charges were recorded pursuant to plans developed and approved by management. These charges were largely intended to align our capacity and infrastructure to current and anticipated customer demand.

Interest Expense

Interest expense was approximately $7.7 million and $11.4 million, respectively, in 2003 and 2002. The decrease is primarily due to reductions in interest rates and repayments of outstanding debt, and to the conversion of our 6% Convertible Subordinated Notes to common shares in September 2003. See Note 7 to the Consolidated Financial Statements.

Income Tax Expense

Income tax expense of $27.6 million represented an effective tax rate of 33.2% for the year ended December 31, 2003, compared with $19.1 million at an effective tax rate of 34.7% for the year ended December 31, 2002. The decrease in the effective tax rate was primarily due to the higher estimated income before income taxes for 2003 in lower tax jurisdictions as compared to 2002. See Note 10 to the Consolidated Financial Statements.

Net Income

We reported net income of approximately $55.4 million, or diluted earnings of $1.39 per share for 2003, compared with net income of approximately $35.9 million, or diluted earnings of $1.01 per share for 2002. The net increase of $19.5 million in 2003 was due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our growth and operations through funds generated from operations, proceeds from the sale of our securities and funds borrowed under our credit facilities. Cash and cash equivalents increased to $124.9 million at December 31, 2004 from $117.3 million at December 31, 2003.

Cash provided by operating activities was $32.2 million in 2004.  The cash provided by operations during 2004 consisted primarily of $71.0 million of net income adjusted for $26.9 million of depreciation and amortization, $9.9 million increase in income taxes payable, offset by $42.0 million increase in accounts receivable, $18.0 million increase in inventories, $11.2 million decrease in accounts payable and $12.1 million decrease in accrued liabilities. Inventory turns during 2004 were consistent with prior years although receivable turns decreased slightly during this same period. Working capital was $569.9 million at December 31, 2004 and $465.9 million at December 31, 2003.

We expect increases in accounts receivables and inventories to support the anticipated growth in sales. We are continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to us. We did not experience shortages of electronic components and other material supplies during the reporting period. If shortages of these components and other material supplies used in operations occur, vendors may not ship the quantities we need for production and we may be forced to delay shipments, which would increase backorders.

Cash used in investing activities was $15.0 million for the year ended December 31, 2004. Capital expenditures of $16.5 million during 2004 were primarily concentrated in manufacturing production equipment in Asia and the Americas to support our ongoing business and to expand certain existing manufacturing operations. During 2004, we invested $0.8 million in new software. Proceeds from the sale of property, plant and equipment of $6.0 million during 2004 include $1.8 million from the sale of the Cork, Ireland facility in April 2004, $2.3 million from the sale of the East Kilbride, Scotland facility in August 2004, and $1.1 million from the sale of the Pulaski, Tennessee facility in December 2004. Net cash used for the purchase and sale of short-term investments was $3.7 million.

Cash used in financing activities was $11.2 million for the year ended December 31, 2004. During 2004, we made principal payments on other long-term debt of $21.0 million and received $9.8 million from the exercise of stock options and the employee stock purchase plan.

Our Thailand subsidiary has a Credit Agreement with Kasikornbank Public Company Limited (formerly Thai Farmers Bank Public Company Limited) and Bank of Ayudhya Public Company Limited (the Thai Credit Agreement). The Thai Credit Agreement provides that the lenders will make available to our Thailand subsidiary up to approximately $28.5 million in revolving loans and machinery loans for a term of five years through September 2006. The Thai Credit Agreement is secured by land, buildings and machinery in Thailand.  In addition, the Thai Credit Agreement provides for approximately $1.8 million (72.0 million Thai baht) in working capital availability in the form of working capital loans (20.0 million Thai baht) and bank guarantees (52.0 million Thai baht).  At December 31, 2004, our Thailand subsidiary had no working capital borrowings outstanding.

On January 20, 2005, we entered into a three-year, $100 million Credit Agreement (the Credit Agreement) by and among Benchmark; the Banks party thereto; JPMorgan Chase Bank, N.A. as administrative agent, collateral agent and issuing lender; and Fleet National Bank, Wells Fargo Bank and Comerica Bank as co-documentation agents. This new credit facility, which replaces the $158.9 million credit facility that expired on December 30, 2004, has a $100 million three-year revolving credit line for general corporate purposes which can be increased to a total of $200 million.

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

 At December 31, 2004, we had cash and cash equivalents totaling $124.9 million and short-term investments totaling $242.5 million. We currently believe that during the next twelve months, our capital expenditures will be approximately $40 million, principally for machinery and equipment to support our ongoing business and expansion in Asia. Management believes that our existing cash and short-term investment balances and funds generated from operations will be sufficient to permit us to meet our liquidity requirements over the next twelve months. Management further believes that our ongoing cash flows from operations and any borrowings we may incur under our $100.0 million credit facility entered into during January 2005 will enable us to meet future operating cash requirements in future years. Should we desire to consummate significant acquisition opportunities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facility or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

Impact of Governmental Regulation

Our worldwide operations are subject to local laws and regulations. Of particular note at this time are two European Union (EU) directives, the first of which is the Restriction of Certain Hazardous Substances Directive (RoHS). Effective July 1, 2006, this directive restricts the distribution of products within the EU containing certain substances, including lead. While the enabling legislation of most EU member countries has not yet been enacted, and the implementing details not yet known, it appears we will not be able to sell non-RoHS compliant product to most customers who intend to sell their finished goods into the EU after the effective date.

The second directive is the Waste Electrical and Electronic Equipment Directive, effective August 13, 2005, under which a manufacturer or importer will be required, at its own cost, to take back and recycle all of the products it manufactured in or imported into the EU.

Both directives will affect the worldwide electronics, and electronics components, industries as a whole and collaborative efforts among suppliers, distributors and customers to develop compliant processes have begun. Pending those developments and the enactment of enabling legislation it is not possible to estimate the cost of compliance, if any, on Benchmark.

Contractual Obligations

We have certain contractual obligations that extend out beyond 2005 under lease obligations. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks. Purchase orders beyond this time frame are typically cancelable. We do not utilize off-balance sheet financing techniques other than traditional operating leases and we have not guaranteed the obligations of any entity that is not one of our wholly-owned subsidiaries. We leased manufacturing and office facilities in Minnesota from a partnership whose partners include shareholders and a former director of Benchmark (the Leased Property). These operating leases have initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2004, 2003 and 2002. On March 10, 2005, we entered into an agreement to purchase the property in Minnesota under these leases.  See Note 19 to the Consolidated Financial Statements. The total contractual cash obligations, including payments associated with the Leased Property, in existence at December 31, 2004 due pursuant to contractual commitments are:

	Payments Due by Year
(in thousands)	Total	2005	2006	2007	2008	2009	Thereafter
Operating leases	$43,839	10,191	7,486	4,917	3,556	2,919	14,770
Total contractual cash obligations	$43,839	10,191	7,486	4,917	3,556	2,919	14,770

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our international sales are a significant portion of our net sales; we are exposed to risks associated with operating internationally, including the following:

• Foreign currency exchange risk;

• Import and export duties, taxes and regulatory changes;

• Inflationary economies or currencies; and

• Economic and political instability.

We do not use derivative financial instruments for speculative purposes. Our practice is to maintain a hedged position for certain significant transaction exposures. These exposures are primarily, but not limited to, vendor payments and inter-company balances in currencies other than the currency in which our foreign operation primarily generates and expends cash. Our international operations in some instances operate in a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In the future, significant transactions involving our international operations may cause us to consider engaging in hedging transactions to attempt to mitigate our exposure to fluctuations in foreign exchange rates.  As of December 31, 2004, we did not have any foreign currency hedges.  Our sales are substantially denominated in U.S. dollars.  Our primary foreign currency cash flows are generated in certain European countries and Brazil.

RISK FACTORS

The loss of a major customer would adversely affect us.

A substantial percentage of our sales have been made to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 2004, our two largest customers together represented 47.0% of our sales, with one customer accounting for 30.8% of our sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. As we ramp new programs and the new programs mature, we expect the percentage of sales to our two largest customers to decline. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

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

We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. Our competitors include large independent manufacturers such as Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. In addition, we may in the future encounter competition from other large electronic manufacturers that are selling, or may begin to sell, electronic manufacturing services.

We also face competition from the manufacturing operations of our current and future customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing to electronics manufacturing services providers. In addition, in recent years, original design manufacturers (ODMs), companies that provide design and manufacturing services to OEMs, have significantly increased their share of outsourced manufacturing services provided to OEMs in several markets, such as notebook and desktop computers, personal computer motherboards, and consumer electronic products. Competition from ODMs may increase if our business in these markets grows or if ODMs expand further into or beyond these markets.

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

We experience intense competition, which can intensify further as more companies enter the markets in which we operate, as existing competitors expand capacity and as the industry consolidates. The availability of excess manufacturing capacity at many of our competitors creates intense pricing and competitive pressure on the EMS industry as a whole and Benchmark in particular. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers’ design and schedule changes and deliver products globally on a reliable basis at competitive prices. Our inability to do so could have an adverse effect on us.

We may experience fluctuations in quarterly results.

Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

• the volume of customer orders relative to our capacity;

• customer introduction and market acceptance of new products;

• changes in demand for customer products;

• pricing and other competitive pressures;

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

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and achieve maximum efficiency of our manufacturing capacity.

The volume and timing of sales to our customers may vary due to:

• variation in demand for our customers’ products;

• our customers’ attempts to manage their inventory;

• electronic design changes;

• changes in our customers’ manufacturing strategy; and

• acquisitions of or consolidations among customers.

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter in advance. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers. Anticipated orders from many of our customers have, in the past, failed to materialize or delivery schedules have been deferred as a result of changes in our customers’ business needs, thereby adversely affecting our results of operations. On other occasions, our customers have required rapid increases in production, which have placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past, and we may experience such effects in the future. A business downturn resulting from any of these external factors could have a material adverse effect on our operating income.

Our customers may cancel their orders, change production quantities or delay production.

EMS providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. The success of our customers’ products in the market affects our business. Cancellations, reductions or delay by a significant customer or by a group of customers could negatively impact our operating income.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of those customers.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross profits and operating results.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results and such costs may not be recoverable if such new programs or transferred programs are cancelled.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life cycle of new products and new programs or program transfers and in the opening of new facilities such as our facilities in China, Washington and Colorado. The effects of these start-up costs and inefficiencies can also occur when we re-open inactive facilities, such as our facility in Korat, Thailand, which began production in the third quarter of 2004. These factors also affect our ability to efficiently use labor and equipment. Due to the improved economy and our increased marketing efforts, we are currently managing a number of new programs. Consequently, our exposure to these factors has increased. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short term and we may not be able to recoup these start-up costs.

Complications with the implementation of our new information systems could disrupt our operations and cause unanticipated increases in our costs.

We have completed the installation of an Enterprise Resource Planning system in most of our manufacturing sites and in our corporate location. Throughout 2005, we will be installing this system in certain of our remaining plants, which will replace the existing Manufacturing Resource Planning systems and financial information systems used by these sites. Complications with the implementation of these information systems could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in cost.

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

Our business is cyclical and has experienced economic and industry downturns. If the economic conditions and demand for our customers’ products deteriorate, we may experience a material adverse impact on our business, operating results and financial condition.

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

We currently operate outside the United States in Brazil, China, England, Ireland, Mexico, Singapore and Thailand. During 2004, 2003 and 2002, 30.2%, 27.0% and 22.1%, respectively, of our sales were from our international operations. These international operations may be subject to a number of risks, including:

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

We are involved in legal proceedings. An unfavorable decision in any of these proceedings could have a material adverse effect on us.

See Note 16 to the Consolidated Financial Statements for a description of these proceedings.

Our success will continue to depend to a significant extent on our executives.

We depend significantly on certain key executives, including, but not limited to, Cary T. Fu, Gayla J. Delly and Steven A. Barton. The unexpected loss of the services of any one of these executive officers would have an adverse effect on us.

We must successfully integrate the operations of acquired companies to maintain profitability.

Our capabilities have continued to grow through acquisitions and we may pursue additional acquisitions over time. These acquisitions involve risks, including:

• integration and management of the operations;

• retention of key personnel;

• integration of purchasing operations and information systems;

• retention of the customer base of acquired businesses;

• management of an increasingly larger and more geographically disparate business; and

• diversion of management’s attention from other ongoing business concerns.

Our profitability will suffer if we are unable to successfully integrate and manage any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

We must maintain our technological and manufacturing process expertise.

The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers’ changing needs. This requires that we maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

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

Our stock price is volatile.

Our common shares have experienced significant price volatility, and such volatility may continue in the future. The price of our common shares could fluctuate widely in response to a range of factors, including variations in our reported financial results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common shares for reasons unrelated to our performance.

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

• a “poison pill” shareholder rights plan;

• a statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

• a statutory restriction on business combinations with some types of interested shareholders.

Recently enacted changes to financial accounting standards will affect our reported results of operations and could result in a decrease in the value of your shares.

There has been an ongoing public debate as to whether employee stock option and employee stock purchase plan shares should be treated as a compensation expense. In December 2004, the Financial Accounting Standards Board published amendments to financial accounting standards that will require that awards under such plans be treated as compensation expense using the fair value method. This amendment will be effective for our third quarter of 2005. Management is assessing the implications of this revised standard, which may materially impact the Company’s results of operations in the third quarter of 2005 and thereafter. See Note 1 (q) to the Consolidated Financial Statements.

Impact of Governmental Regulation

See “Impact of Governmental Regulation” above. If we or our customers fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended.

We could incur a significant amount of debt in the future.

We have the ability to borrow approximately $129.0 million under our Credit Agreement and the Thai Credit Agreement. In addition, we could incur additional indebtedness in the future in the form of bank loans, notes or convertible securities.  An increase in the level of our indebtedness, among other things, could:

• make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

• limit our flexibility in planning for, or reacting to changes in, our business; and

• make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet any future debt service obligations.

We are exposed to interest rate fluctuations.

We have exposure to interest rate risk under our variable rate revolving credit facilities to the extent we incur additional indebtedness. These facilities interest rates are based on the spread over the bank’s Eurodollar rate or its prime rate.

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

As a global business, we operate and have customers located in many countries. Geopolitical events such as terrorist acts may effect the overall economic environment and negatively impact the demand for our customers’ products. As a result, customer orders may be lower and our financial results may be adversely affected.

Consolidated Balance Sheets

Benchmark Electronics, Inc. and Subsidiaries

	December 31,
(in thousands, except for par value)	2004	2003
Assets
Current assets:
Cash and cash equivalents	$124,862	$117,310
Short-term investments	242,506	238,830
Accounts receivable, net of allowance for doubtful accounts of $6,985 and $6,475, respectively	251,305	208,810
Inventories, net	256,876	238,629
Prepaid expenses and other assets	15,576	18,215
Deferred tax asset	10,444	9,898
Total current assets	901,569	831,692
Property, plant and equipment	250,169	252,482
Accumulated depreciation	(178,600)	(167,217)
Net property, plant and equipment	71,569	85,265
Goodwill, net	112,853	113,478
Other, net	6,010	7,603
	$1,092,001	$1,038,038
Liabilities and Shareholders' Equity
Current liabilities:
Current installments of other long-term debt	$—	$21,017
Accounts payable	257,054	268,034
Income taxes payable	28,075	18,809
Accrued liabilities	46,502	57,953
Total current liabilities	331,631	365,813
Other long-term debt, excluding current installments	—	11
Other long-term liabilities	2,431	2,886
Deferred tax liability	6,422	5,003
Shareholders’ equity:
Preferred shares, $.10 par value; 5,000 shares authorized, none issued	—	—
Common shares, $.10 par value; 85,000 shares authorized: issued 41,676 and 40,976, respectively; outstanding 41,602 and 40,902, respectively	4,160	4,090
Additional paid-in capital	552,503	538,522
Retained earnings	206,683	135,692
Accumulated other comprehensive loss	(11,648)	(13,798)
Less treasury shares, at cost, 74 shares	(181)	(181)
Total shareholders’ equity	751,517	664,325
Commitments and contingencies
	$1,092,001	$1,038,038

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Sales	$2,001,340	$1,839,821	$1,630,020
Cost of sales	1,847,573	1,689,548	1,505,166
Gross profit	153,767	150,273	124,854
Selling, general and administrative expenses	61,108	64,976	64,191
Contract settlement	—	(8,108)	—
Restructuring charges	—	2,815	—
Asset impairments	—	—	1,608
Income from operations	92,659	90,590	59,055
Interest expense	(1,705)	(7,714)	(11,385)
Interest income	4,516	3,842	4,430
Other income (expense)	(1,317)	(3,708)	2,866
Income before income taxes	94,153	83,010	54,966
Income tax expense	(23,162)	(27,574)	(19,073)
Net income	$70,991	$55,436	$35,893
Earnings per share:
Basic	$1.73	$1.45	$1.04
Diluted	$1.67	$1.39	$1.01
Weighted average number of shares outstanding:
Basic	41,134	38,124	34,404
Diluted	42,465	41,432	35,598

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Benchmark Electronics, Inc. and Subsidiaries

(in thousands)	Shares	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances, December 31, 2001	29,553	$2,955	$318,951	$44,363	$(14,406)	$(181)	$351,682
Common shares issued in public offering net of expenses	6,470	647	109,624	—	—	—	110,271
Stock options exercised	413	41	3,785	—	—	—	3,826
Federal tax benefit of stock options exercised	—	—	1,022	—	—	—	1,022
Common shares issued under Employee Stock Purchase Plan	96	10	1,224	—	—	—	1,234
Federal tax benefit of Employee Stock Purchase Plan	—	—	53	—	—	—	53
Net income	—	—	—	35,893	—	—	35,893
Change in fair market value of derivative instruments, net of tax	—	—	—	—	458	—	458
Foreign currency translation adjustments	—	—	—	—	(5,409)	—	(5,409)
Comprehensive income	—	—	—	—	—	—	30,942
Balances, December 31, 2002	36,532	3,653	434,659	80,256	(19,357)	(181)	499,030
Stock split	(1)	—	(104)	—	—	—	(104)
Conversion of debt	2,992	299	79,736	—	—	—	80,035
Stock options exercised	1,299	130	16,549	—	—	—	16,679
Federal tax benefit of stock options exercised	—	—	6,258	—	—	—	6,258
Common shares issued under Employee Stock Purchase Plan	80	8	1,368	—	—	—	1,376
Federal tax benefit of Employee Stock Purchase Plan	—	—	56	—	—	—	56
Net income	—	—	—	55,436	—	—	55,436
Change in fair market value of derivative instruments, net of tax	—	—	—	—	539	—	539
Foreign currency translation adjustments	—	—	—	—	5,020	—	5,020
Comprehensive income	—	—	—	—	—	—	60,995
Balances, December 31, 2003	40,902	4,090	538,522	135,692	(13,798)	(181)	664,325
Accrued compensation expense	—	—	164	—	—	—	164
Stock options exercised	619	62	7,810	—	—	—	7,872
Federal tax benefit of stock options exercised	—	—	3,975	—	—	—	3,975
Common shares issued under Employee Stock Purchase Plan	81	8	1,958	—	—	—	1,966
Federal tax benefit of Employee Stock Purchase Plan	—	—	74	—	—	—	74
Net income	—	—	—	70,991	—	—	70,991
Foreign currency translation adjustments	—	—	—	—	2,150	—	2,150
Comprehensive income	—	—	—	—	—	—	73,141
Balances, December 31, 2004	41,602	$4,160	$552,503	$206,683	$(11,648)	$(181)	$751,517

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Cash flows from operating activities:
Net income	$70,991	$55,436	$35,893
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,866	29,088	31,001
Asset impairments	1,417	281	1,608
Accrued compensation expense	164	—	—
Deferred income taxes	873	(3,563)	(1,509)
Federal tax benefit of stock options exercised	3,975	6,258	1,022
Federal tax benefit of Employee Stock Purchase Plan	74	56	53
Tax benefit of acquired net operating loss carryforwards	—	1,025	1,055
(Gain) loss on the sale of property, plant and equipment	(1,583)	(176)	216
Gain on conversion of debt to equity	—	308	—
Changes in operating assets and liabilities, net of effects from acquisitions of businesses:
Accounts receivable	(42,038)	(25,250)	28,790
Income taxes	9,873	12,402	8,581
Inventories	(18,015)	(39,320)	36,921
Prepaid expenses and other assets	2,794	(4,832)	3,093
Accounts payable	(11,155)	54,470	39,118
Accrued liabilities	(12,062)	(9,577)	36,028
Net cash provided by operations	32,174	76,606	221,870
Cash flows from investing activities:
Purchases of short-term investments	(127,201)	(208,660)	(345,065)
Proceeds from sales and maturities of short-term investments	123,525	139,270	175,625
Additions to property, plant and equipment	(16,554)	(18,750)	(7,892)
Additions to purchased software	(825)	(790)	(312)
Proceeds from the sale of property, plant and equipment	6,030	455	570
Acquisitions, net of cash acquired	—	—	(36,165)
Net cash used in investing activities	(15,025)	(88,475)	(213,239)
Cash flows from financing activities:
Net proceeds from public offering of common shares	—	—	110,271
Principal payments on other long-term debt	(21,028)	(35,941)	(35,793)
Stock split costs	—	(104)	—
Proceeds from Employee Stock Purchase Plan	1,966	1,376	1,234
Proceeds from stock options exercised	7,872	16,679	3,826
Net cash provided by (used in) financing activities	(11,190)	(17,990)	79,538
Effect of exchange rate changes	1,593	4,033	(4,912)
Net increase (decrease) in cash and cash equivalents	7,552	(25,826)	83,257
Cash and cash equivalents at beginning of year	117,310	143,136	59,879
Cash and cash equivalents at end of year	$124,862	$117,310	$143,136
Supplemental disclosures of cash flow information:
Net income taxes paid	$8,288	$11,644	$9,558
Interest paid	$764	$8,269	$9,804

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

(c) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents of $78.9 million and $94.2 million at December 31, 2004 and 2003, respectively, consist primarily of money-market funds and time deposits with an initial term of less than three months.

(d) Short-term Investments

The Company’s short-term investments are reported at fair value. At December 31, 2004 and 2003, the Company’s short-term investments consist of $242.5 million and $238.8 million, respectively, of auction rate securities classified as available-for-sale. Although the Company’s auction rate securities generally have original contractual maturities greater than 10 years, the underlying interest rates on such securities reset at intervals ranging from 7 to 49 days. Therefore, these auction rate securities are priced and subsequently trade as short-term investments because of the interest rate reset feature. As a result, the Company has classified its auction rate securities as short-term investments in the accompanying consolidated balance sheet. The 2003 balance of such securities was previously classified as cash equivalents due to the liquidity and pricing reset feature. In 2004, these securities were reclassified as short-term investments to conform to current year presentation. There was no impact on net income or cash flow from operations as a result of the reclassification.

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

(g) Goodwill and Other Assets

Goodwill represents the excess of purchase price over fair value of net assets acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No.  144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. Goodwill is measured at the reporting unit level, which the Company has determined to be consistent with its operating segments as defined in Note 12 – “Segment and Geographic Information,” by determining the fair values of the reporting units using a discounted cash flow model and comparing those fair values to the carrying values, including goodwill, of the reporting unit.  To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company then allocates the fair value of the reporting unit to all the assets and liabilities of the unit as if the reporting unit’s fair value was the purchase price to acquire the reporting unit.  The residual fair value after this allocation is the implied fair value of the goodwill.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. This impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections.  Circumstances that may lead to impairment of goodwill include unforeseen decreases in future performance or industry demand and the restructuring of our operations as a result of a change in our business strategy. The Company completed the transitional impairment test during the second quarter of 2002 and determined that no impairment existed as of the date of adoption. The Company completed the annual impairment test during the fourth quarter of 2002, 2003 and 2004 and determined that no impairment existed as of the date of the impairment test. To date, the Company has not recognized any impairment of its goodwill in connection with its adoption of SFAS No. 142. However, no assurances can be given that future evaluations of goodwill will not result in charges to earnings because of future impairments.

Other assets consist primarily of capitalized purchased software costs, which are amortized straight-line over the estimated useful life of the related software, which ranges from three to seven years. During 2004, 2003 and 2002, $0.8 million, $0.8 million and $0.3 million, respectively, of purchased software costs were capitalized. The accumulated amortization of purchased software costs at December 31, 2004 and 2003 was $8.0 million and $5.6 million, respectively.

(h) Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changed the criteria for classifying an asset as held for sale, broadened the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changed the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

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

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

(i) Earnings Per Share

On October 22, 2003, the Board of Directors declared a three-for-two stock split effected in the form of a stock dividend payable on November 13, 2003, to shareholders of record as of November 6, 2003.  Shareholders’ equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split.  All share and per share data appearing in these consolidated financial statements and notes thereto have been retroactively adjusted for the stock split. Basic earnings per share is computed using the weighted average number of shares outstanding.  Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock equivalents during the years ended December 31, 2004, 2003 and 2002. Stock equivalents include common shares issuable upon the exercise of stock options and other equity instruments, and are computed using the treasury stock method. The following table sets forth the calculation of basic and diluted earnings per share.

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Numerator for basic earnings per share - net income	$70,991	$55,436	$35,893
Interest expense on 6% convertible debt, net of tax	—	2,180	—
Numerator for diluted earnings per share	$70,991	$57,616	$35,893
Denominator for basic earnings per share - weighted average number of common shares outstanding during the period	41,134	38,124	34,404
Incremental common shares attributable to exercise of outstanding dilutive options	1,331	1,291	1,194
Incremental common shares attributable to conversion of 6% convertible debt	—	2,017	—
Denominator for diluted earnings per share	42,465	41,432	35,598

Basic earnings per share	$1.73	$1.45	$1.04
Diluted earnings per share	$1.67	$1.39	$1.01

Options to purchase 1.1 million, 0.6 million, and 1.1 million shares of common stock in 2004, 2003 and 2002, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The calculation for the year ended December 31, 2002 did not include the 3.0 million shares issuable upon conversion of the 6% Convertible Subordinated Notes as the effect would have been antidilutive.

(j) Revenue Recognition

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

(k) Income Taxes

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

(l) Employee Stock Plans

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its stock option plans and its Employee Stock Purchase Plan, which are described more fully in Note 9. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period).

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net income, as reported	$70,991	$55,436	$35,893
Add stock-based compensation expense included in reported net income, net of related tax effects	98	—	—
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,794)	(1,980)	(3,128)
Net income, as adjusted	$68,295	$53,456	$32,765
Earnings per share:
Basic, as reported	$1.73	$1.45	$1.04
Basic, as adjusted	$1.66	$1.40	$0.95
Diluted, as reported	$1.67	$1.39	$1.01
Diluted, as adjusted	$1.62	$1.34	$0.92

(m) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(n) Fair Values of Financial Instruments

The Company’s financial instruments consist of cash equivalents, short-term investments, accounts receivable, accrued liabilities and accounts payable. The Company believes that the carrying value of these instruments approximate their fair value. See Note 14 and Accounting for Derivative Instruments and Certain Hedging Activities below.

(o) Foreign Currency

For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income (expense) and totaled approximately $(2.2) million, $(3.5) million and $2.6 million in 2004, 2003 and 2002, respectively.

(p) Accounting for Derivative Instruments and Certain Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133.” These statements establish accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results of the hedged item in the statements of operations, and requires the Company to formally document, designate and assess the effectiveness of the hedge transaction to receive hedge accounting. For derivatives designated as cash-flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Overall hedge effectiveness is measured at least quarterly. Any changes in the fair value of the derivative instrument resulting from hedge ineffectiveness, as defined by SFAS No. 133 and measured based on the cumulative changes in the fair value of the derivative instrument and the cumulative changes in the estimated future cash flows of the hedged item, are recognized immediately in earnings.

The Company entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. The Company had designated its swap agreement outstanding during 2003 and 2002 as a cash flow hedge. The Company recognized $0.9 million and $1.3 million in losses, included in interest expense, on the interest rate swap attributable to interest costs occurring during 2003 and 2002. No gain or loss on ineffectiveness was required to be recognized during 2003 or 2002. The interest rate swap expired on December 31, 2003. There were no interest rate swap agreements outstanding during 2004.

The Company has utilized and may in the future utilize derivative financial instruments with respect to a portion of its interest rate risks to achieve a more predictable cash flow by reducing its exposure to interest rate fluctuations.

(q) Recently Enacted Accounting Principles

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46, as revised, clarifies existing accounting literature regarding the consolidation of entities in which a company holds a “controlling financial interest”. A majority voting interest in an entity has generally been considered indicative of a controlling financial interest. FIN 46 specifies other factors (variable interests) which must be considered when determining whether a company holds a controlling financial interest in, and therefore must consolidate, an entity (variable interest entities). The provisions of FIN 46, as revised, were adopted as of January 31, 2004. The adoption of this Interpretation had no impact on the Company’s overall financial position and results of operations as the Company has no interest in variable interest entities.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect that adoption of SFAS No. 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R in the third quarter of 2005. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company is currently evaluating the requirements of SFAS No. 123R and expects that adoption of SFAS No. 123R will have a material impact on the Company’s consolidated financial position and consolidated results of operations. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. See Employee Stock Plans above.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (the Jobs Act) which provides a practical exception to the SFAS No. 109 requirement to reflect the effect of a new tax law in the period of enactment by allowing additional time beyond the financial reporting period to evaluate the effects on plans for reinvestment or repatriation of unremitted foreign earnings. See Note 10. Although the Company has not yet completed its evaluation of the impact of the repatriation provisions of the Jobs Act, the Company does not expect that these provisions will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity. Accordingly, as provided for in FSP No. 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

 (r) Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current year presentation. Such reclassifications had no effect on net income, total assets or total shareholders’ equity as previously reported.

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

The net purchase price paid of the Acquisition has been allocated as follows:

(in thousands)
Working capital, other than cash	$38,462
Property, plant and equipment	22,939
Deferred tax asset	524
Other assets	28
Note payable	(6,986)
Long-term debt	(18,802)
Purchase price, net of cash received	$36,165

The following summary pro forma condensed consolidated financial information reflects the acquisition of Thailand as if it had occurred at the beginning of each period presented for purposes of the statements of operations. The summary pro forma information is not necessarily representative of what the Company’s results of operations would have been had the acquisition of Thailand in fact occurred on January 1, 2002 and is not intended to project the Company’s results of operations for any future period or date. Because the UK operations are not individually significant to Benchmark, their financial information has not been included herein.

Pro forma condensed consolidated financial information for the year ended December 31, 2002 (unaudited):

(in thousands, except per share data)	2002
Net sales	$1,734,147
Gross profit	132,684
Income from operations	63,245
Net income	$39,384
Earnings per share:
Basic	$1.15
Diluted	$1.11
Weighted average number of shares outstanding:
Basic	34,404
Diluted	35,598

Note 3—Inventories

Inventory costs are summarized as follows:

	December 31,
(in thousands)	2004	2003
Raw materials	$180,629	$166,257
Work in process	57,044	52,294
Finished goods	32,520	38,345
Obsolescence reserve	(13,317)	(18,267)
	$256,876	$238,629

Note 4—Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,
(in thousands)	2004	2003
Land	$5,256	$5,785
Buildings	22,224	27,674
Machinery and equipment	200,547	195,276
Furniture and fixtures	8,075	9,385
Vehicles	424	461
Leasehold improvements	13,643	13,901
	$250,169	$252,482

Note 5—Goodwill

Goodwill associated with each of the Company’s business segments and changes in those amounts during the year were as follows:

(in thousands)	Americas	Europe	Asia	Total
Goodwill, December 31, 2001	$113,610	$—	$5,599	$119,209
Acquisition	—	2,126	3,775	5,901
Deferred tax valuation allowance purchase accounting adjustment	(1,055)	—	—	(1,055)
Other long-term liability purchase accounting adjustment	(4,628)	—	—	(4,628)
Currency translation adjustment	(73)	—	469	396
Goodwill, December 31, 2002	107,854	2,126	9,843	119,823
Deferred tax valuation allowance purchase accounting adjustment	(1,025)	—	—	(1,025)
Final purchase accounting adjustment	—	(2,209)	(3,168)	(5,377)
Currency translation adjustment	(26)	83	—	57
Goodwill, December 31, 2003	106,803	—	6,675	113,478
Deferred tax purchase accounting adjustment	—	—	(607)	(607)
Currency translation adjustment	(18)	—	—	(18)
Goodwill, December 31, 2004	$106,785	$—	$6,068	$112,853

During the year ended December 31, 2003, the Company sold inventory to a customer for an amount in excess of its estimated fair value recorded at the acquisition date.  Therefore, the Company reduced goodwill for the consideration received over the estimated fair value.

During the year ended December 31, 2002, the Company finalized the purchase allocation on the AVEX Electronics, Inc. (AVEX) acquisition and adjusted goodwill by $4.6 million. AVEX had a post-retirement medical plan that provided post-retirement medical benefits to full-time employees who met minimum age and service requirements. The purchase price allocation of the other long-term liability for the Company’s benefit obligations was adjusted as of December 31, 2002 to reflect certain eligibility restrictions made to this plan that affected the purchase price allocation.

Note 6—Comprehensive Income

Comprehensive income includes net income, the change in the cumulative translation adjustment and the effect of accounting for cash flow hedging derivatives. Comprehensive income for the years ended December 31, 2004, 2003 and 2002 was as follows:

	Year Ended December 31,
(in thousands)	2004	2003	2002
Net income	$70,991	$55,436	$35,893
Cumulative translation adjustment	2,150	5,020	(5,409)
Hedge accounting for derivative financial instruments, net of tax of $364 and $194	—	539	458
Comprehensive income	$73,141	$60,995	$30,942

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are recognized in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.  For the years ended December 31, 2003 and 2002, the Company reclassified $0.6 million and $0.8 million, respectively, into interest expense. There were no interest rate swap agreements outstanding during 2004.

Accumulated foreign currency translation losses were $11.6 million and $13.8 million at December 31, 2004, and 2003, respectively. During 2004, 2003 and 2002, the foreign currency translation gain (loss) resulted primarily from unrealized gains (losses) related to the Company’s subsidiaries in Brazil and Scotland. All of the Company’s foreign currency translation adjustment amounts relate to investments that are permanent in nature. To the extent that such amounts relate to investments that are permanent in nature, no adjustment for income taxes is made.

Note 7—Borrowing Facilities

The Company had a five-year term loan (the Term Loan) through a syndicate of commercial banks that expired on September 30, 2004. On January 22, 2004, the Company repaid all amounts outstanding under the Term Loan.

The Company had a $175 million revolving line of credit facility with a syndicate of commercial banks that expired on December 31, 2004. On January 20, 2005, the Company entered into a new revolving credit facility.  See Note 19.

The Company’s Thailand subsidiary has a Credit Agreement with Kasikornbank Public Company Limited (formerly Thai Farmers Bank Public Company Limited) and Bank of Ayudhya Public Company Limited (the Thai Credit Agreement). On April 1, 2003, the Company’s Thailand subsidiary repaid all amounts outstanding under the Thai Credit Agreement. The Thai Credit Agreement provides that the lenders will make available to the Company’s Thailand subsidiary up to approximately $28.5 million in revolving loans and machinery loans for a term of five years through September 2006. The Thai Credit Agreement is secured by land, buildings and machinery in Thailand.  In addition, the Thai Credit Agreement provides for approximately $1.8 million (72.0 million Thai baht) in working capital availability in the form of working capital loans (20.0 million Thai baht) and bank guarantees (52.0 million Thai baht). At December 31, 2004, the Company’s Thailand subsidiary had no working capital borrowings outstanding.

During the third quarter of 2003, the Company called its outstanding 6% Convertible Subordinated Notes due August 15, 2006 (the Notes) for redemption.  All of the Notes were converted, at the holders’ option, into approximately 3.0 million shares of the Company’s common stock on September 5, 2003, net of related interest and deferred financing costs.

The Company had an interest rate swap transaction agreement under which it paid a fixed rate of interest of 6.63% plus 1.25% to 3.00% based upon its debt ratio as specified in the debt agreement, hedging against the variable interest rates charged by the term loan. The receive rate under the swap was based on LIBOR. The interest rate swap expired on December 31, 2003.

Note 8—Commitments

The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire at various times through 2020. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended December 31, 2004 was $10.7 million, $9.8 million and $10.7 million, respectively.

The Company leased manufacturing and office facilities in Minnesota from a partnership whose partners include shareholders and a former director of the Company (the Leased Property). These operating leases had initial terms of ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases was $0.8 million for each of the years ended December 31, 2004, 2003 and 2002. On March 10, 2005, the Company entered into an agreement to purchase the property in Minnesota under these leases.  See Note 19.

Future minimum lease payments, including payments associated with the Leased Property, under noncancelable operating leases are as follows:

(in thousands)	December 31,
2005	$10,191
2006	7,486
2007	4,917
2008	3,556
2009	2,919
Thereafter	14,770
Total	$43,839

The Company enters into contractual commitments to deliver products and services in the ordinary course of business. The Company believes that all such contractual commitments will be met or renegotiated such that no material adverse financial impact on the Company’s financial position, results of operations or liquidity will result from these commitments.

Note 9—Common Shares and Stock Option Plans

On October 22, 2003, the Board of Directors declared a three-for-two stock split effected in the form of a stock dividend payable on November 13, 2003, to shareholders of record as of November 6, 2003.  Shareholders’ equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common shares the par value of the additional shares arising from the split.  All share and per share data appearing in these financial statements and notes thereto have been retroactively adjusted for the stock split.

During 2002, the Company issued 6.5 million common shares in a public offering for net proceeds of $110.3 million.

At a special meeting on August 13, 2002, the Company’s shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the number of authorized common shares from 30 million shares to 85 million shares.

In 1990, the Board of Directors of the Company adopted and its shareholders approved a Stock Option Plan (the 1990 Plan) for the benefit of its employees, including executive officers. The 1990 Plan authorized the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 4.8 million common shares of the Company to key employees of the Company. As of December 31, 2004, the Company has outstanding options with respect to 1,656,650 common shares under the 1990 Plan. The 1990 Plan expired in May 2000, and no additional grants may be made under that plan.

The 1990 Plan provided for the discretionary granting by the Company of “incentive stock options” within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. The exercise price of any incentive stock option must not be less than the fair market value of the common shares on the date of grant. The stock options will terminate no later than 10 years after the date of grant. Although options may vest in increments over time, they historically have become 20% vested two years after the options are granted and 100% vested after 5 years.

On February 16, 2000, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. 2000 Stock Awards Plan (the 2000 Plan). The 2000 Plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant a variety of types of awards, including stock options, restricted stock awards, stock appreciation rights, performance awards, and phantom stock awards, or any combination thereof, to key employees of the Company. The maximum number of common shares that may be subject to outstanding awards determined immediately after the grant of any award, and the maximum number of shares which may be issued under the 2000 Plan, as amended, pursuant to all awards, may not exceed 7.5 million shares (subject to antidilutive adjustment).

The 2000 Plan provides for the discretionary granting by the Company of “incentive stock options” within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. Incentive stock options may only be granted to employees of the Company or its subsidiaries. The exercise price of any incentive stock option must not be less than the fair market value of the common shares on the date of grant. The exercise price of any incentive stock option granted to 10% shareholders (employees who possess more than 10% of the total combined voting power of all classes of shares of the Company) must be at least 110% of the fair market value of the common shares at the time such option is granted. The stock options will terminate 5 years after the grant date for 10% shareholders and 10 years after the date of grant for all other optionees. Options granted under the 2000 Plan vest over 4 years. As of December 31, 2004, the Company has outstanding options with respect to 2,632,170 common shares and 4,579,985 additional options may be granted under the 2000 Plan.

In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc. 1994 Stock Option Plan for Non-Employee Directors (the 1994 Plan) for the benefit of members of the Board of Directors of the Company or its affiliates who were not employees of the Company or its affiliates (as defined in the 1994 Plan). The aggregate number of common shares for which options may be granted under the 1994 Plan was 300,000.

Under the terms of the 1994 Plan, as amended, each member of the Board of Directors of the Company or its affiliates who was not an employee of the Company or any of its affiliates on the date of the grant (a Non-Employee Director) received a grant of an option to purchase 9,000 common shares of the Company upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the 1994 Plan received (a) an option to purchase 9,000 common shares for the fiscal year in which the 1994 Plan was adopted by the Board of Directors and (b) an option to purchase common shares in amount equal to (i) 9,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the 1994 Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). The 1994 Plan was replaced in 2002, and no additional grants may be made under that plan. As of December 31, 2004, the Company has outstanding options with respect to 101,775 common shares under the 1994 Plan.

In May 2002, the shareholders of the Company adopted the Benchmark Electronics, Inc. 2002 Stock Option Plan for Non-Employee Directors (the 2002 Plan) for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates. The 2002 Plan replaced the 1994 Plan. The 2002 Plan provides for the granting of a stock option to purchase 7,000 common shares upon the occurrence of the non-employee director’s election or re-election to the Board. The maximum number of common shares for which options may be granted under the 2002 Plan is 450,000. No awards may be granted under the 2002 Plan after the expiration of ten years from February 26, 2002, the date of its adoption by the Board of Directors. The 2002 Plan remains in effect as to awards made prior to the expiration of ten years until such awards have been satisfied or have expired. All awards under the 2002 Plan are fully vested upon the date of grant. The exercise price per common share of options granted under the 2002 Plan will be the fair market value of a common share on the date such option is granted. In May 2004, 2003 and 2002, pursuant to the 2002 Plan, 31,000, 42,000 and 31,500 options, respectively, were granted to Non-Employee Directors to purchase common shares at an exercise price of $25.70, $19.03 and $20.93 per share, respectively. As of December 31, 2004, the Company has outstanding options with respect to 104,500 common shares and 345,500 additional options may be granted under the 2002 Plan.

In April 1999, the Board of Directors of the Company adopted and subsequently its shareholders approved the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the common shares at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common shares through payroll deductions for up to the lessor of 17% of qualified compensation or $25,000. As of December 31, 2004, 247,666 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 2004, 2003 and 2002 was $7.28, $5.26 and $4.60, respectively.

The following table summarizes the activities relating to the Company’s stock option plans:

(options in thousands)	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2001	4,577	$13.49
Granted	989	$14.34
Exercised	(413)	$9.27
Canceled	(163)	$15.97
Balance at December 31, 2002	4,990	$13.93
Granted	999	$30.75
Exercised	(1,299)	$12.84
Canceled	(179)	$15.82
Balance at December 31, 2003	4,511	$17.89
Granted	604	$34.51
Exercised	(619)	$12.72
Canceled	(207)	$22.60
Balance at December 31, 2004	4,289	$20.75

The following table summarizes information concerning currently outstanding and exercisable options:

(options in thousands)		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Outstanding Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.83-$10	224	1.73	$9.32	224	$9.32
$10-$15	1,553	5.23	$12.75	1,001	$12.54
$15-$20	834	5.20	$17.62	611	$18.06
$20-$25	550	6.83	$22.89	243	$21.93
$25-$30	31	9.36	$25.70	31	$25.70
$30-$35	35	10.00	$33.97	—	—
$35-$40	1,062	9.44	$35.62	—	—
	4,289			2,110

At December 31, 2004, the range of exercise prices and weighted average remaining contractual life of outstanding options was $7.83 - $36.20 and 6.36 years, respectively.

At December 31, 2004, 2003 and 2002, the number of options exercisable was 2.1 million, 2.1 million and 2.7 million, respectively, and the weighted average exercise price of those options was $15.07, $14.40 and $12.85, respectively.

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Pro forma information regarding net income and earnings per share has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of the options granted during 2004, 2003, and 2002 is estimated as $9.80, $8.38 and $4.03, respectively. The fair value of each option grant and the Purchase Plan purchase right is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to value the option grants and purchase rights are stated below.

	2004	2003	2002
Expected life of options	4 – 5 years	4 years	4 years
Expected life of purchase right	6 months	6 months	6 months
Assumed annual forfeiture rate	22%	21%	21%
Volatility	60% to 62%	60%	55%
Risk-free interest rate	3.64% to 3.90%	2.55% to 3.20%	3.13% to 4.64%
Dividend yield	zero	zero	zero

Note 10—Income Taxes

Income tax expense based on income before income taxes consists of:

	Year ended December 31,
(in thousands)	2004	2003	2002
Current:
U.S. Federal	$9,693	$20,038	$18,319
State and local	7,760	3,508	1,921
Foreign	180	252	(1,788)
	17,633	23,798	18,452
Deferred:
U.S. Federal	5,027	(2,077)	(4,097)
State and local	1,235	555	2,047
Foreign	(5,389)	(2,041)	541
	873	(3,563)	(1,509)
Charges in lieu of taxes:
Attributable to employee stock plans	4,049	6,314	1,075
Attributable to acquired deductions	607	—	—
Attributable to acquired net operating loss carryforwards	—	1,025	1,055
	4,656	7,339	2,130
	$23,162	$27,574	$19,073

Included in deferred taxes for 2003 and 2002 is $0.4 million and $0.2 million, respectively, related to the cumulative effect attributed to the adoption of SFAS No. 133 and the change of the fair value of the derivative financial instrument included in other comprehensive income.

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to income before income taxes as a result of the following:

	Year ended December 31,
(in thousands)	2004	2003	2002
Tax at statutory rate	$32,954	$29,054	$19,238
State taxes, net of federal benefit	5,847	2,641	2,579
Tax exempt interest	(1,118)	(894)	(535)
US tax benefit on export sales	(831)	(1,029)	(951)
Effect of foreign operations	(3,979)	(4,912)	(2,136)
Valuation allowance	308	(1,937)	(2,063)
Write-off of investment in inactive foreign owned subsidiary	(11,253)	—	—
Losses in foreign jurisdictions for which no benefit has been provided	412	4,120	2,966
Other	822	531	(25)
Total income tax expense	$23,162	$27,574	$19,073

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
(in thousands)	2004	2003
Deferred tax assets:
Carrying values of inventories	$3,884	$5,614
Accrued liabilities and allowances deductible for tax purposes on a cash basis	7,290	7,384
Plant and equipment	952	1,198
Goodwill	—	812
Net operating loss carryforwards	16,157	9,079
	28,283	24,087
Less valuation allowance	(11,660)	(11,352)
Net deferred tax assets	16,623	12,735
Deferred tax liabilities:
Plant and equipment, due to differences in depreciation	(9,219)	(7,527)
Goodwill	(1,825)	—
Other	(1,557)	(313)

Gross deferred tax liability	(12,601)	(7,840)
Net deferred tax asset	$4,022	$4,895

As of December 31, 2004 and 2003, $10.4 million and $9.9 million, respectively, of the total net deferred tax assets are included in current assets and $6.4 million and $5.0 million, respectively, are included in non-current liabilities on the consolidated balance sheet. The net change in the total valuation allowance for the years ended December 31, 2004, 2003 and 2002 was an increase of $0.3 million, $1.2 million and $0.9 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. At December 31, 2004, the Company had operating loss carryforwards of approximately $1.7 million in Brazil, $0.6 million in Singapore, $3.1 million in China, and $1.6 million in England with indefinite carryforward periods, and operating loss carryforwards of approximately $24.5 million in Thailand with a five year carryforward period and approximately $1.3 million in Mexico with a ten year carryforward period. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. The Company has operating loss carryforwards of approximately $23.3 million in Scotland and $4.0 million in Ireland with indefinite carryfoward periods which will expire unused upon the expected liquidation of certain subsidiaries during 2005. The Company included a full valuation allowance as of December 31, 2004 for the Scotland and Ireland operating loss carryforwards.

Worldwide income before income taxes consisted of the following:

	Year ended December 31,
(in thousands)	2004	2003	2002
United States	$68,397	$78,449	$48,294
Foreign	25,756	4,561	6,672
	$94,153	$83,010	$54,966

Cumulative undistributed earnings of certain foreign subsidiaries amounted to $78.6 million as of December 31, 2004. The Company considers earnings from these foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, such distributed earnings would be reportable for U.S. income tax purposes (subject to adjustment for foreign tax credits).

The American Jobs Creation Act of 2004 (the Jobs Act) introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain conditions are met. If certain conditions are met, an 85% income tax deduction would apply to eligible repatriations of certain foreign earnings. Although the Jobs Act was signed into law in October 2004, the practical application of a number of the provisions of the repatriation provision remains unclear. During 2005 Congress and the Treasury Department are expected to enact technical corrections and issue clarifying language on key elements of the repatriation provision. At that time the Company will consider whether or not to evaluate these repatriation provisions. At the current date, the Company has not determined that it will repatriate any unremitted foreign earnings under the special one-time repatriation provisions of the Jobs Act.

The Company has been granted certain tax incentives, including tax holidays, for its subsidiaries in China, Ireland, and Thailand. These tax incentives, including tax holidays, expire through 2010, and are subject to certain conditions with which the Company expects to comply.  The net impact of these tax incentives was to lower income tax expense for the years ended December 31, 2004 2003, and 2002 by approximately $1.5 million (approximately $0.03 per diluted share), $2.8 million (approximately $0.07 per diluted share) and $1.4 million (approximately $0.04 per diluted share), respectively.

Note 11—Major Customers

The Company’s customers operate in industries that are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. Developments adverse to the electronics industry, the Company’s customers or their products could impact the Company’s overall credit risk.

The Company extends credit based on evaluation of its customers’ financial condition and generally does not require collateral or other security from its customers and would incur a loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement.

Sales to major customers were as follows for the indicated periods:

	Year ended December 31,
(in thousands)	2004	2003	2002
Customer A	$616,232	$809,846	$833,969
Customer B	325,229	237,594	156,602
Customer C	*	*	140,612

* not a major customer in 2004 or 2003.

Note 12—Segment and Geographic Information

The Company has 17 manufacturing facilities in the Americas, Europe, and Asia regions to serve its customers. The Company is operated and managed geographically. The Company’s management evaluates performance and allocates the Company’s resources on a geographic basis. Intersegment sales are generally recorded at prices that approximate arm’s length transactions. Operating segments’ measure of profitability is based on income from operations. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole.

The Company has three reportable operating segments: the Americas, Europe, and Asia. Information about operating segments was as follows:

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net sales:
Americas	$1,824,931	$1,763,986	$1,618,265
Europe	210,515	318,468	363,397
Asia	400,514	246,501	95,595
Elimination of intersegment sales	(434,620)	(489,134)	(447,237)
	$2,001,340	$1,839,821	$1,630,020
Depreciation and amortization:
Americas	$15,647	$17,205	$22,282
Europe	1,736	2,666	3,166
Asia	6,358	5,585	2,384
Corporate	3,125	3,632	3,169
	$26,866	$29,088	$31,001
Income from operations:
Americas	$82,424	$104,410	$75,689
Europe	7,232	(4,270)	93
Asia	20,668	9,136	2,924
Corporate and intersegment eliminations	(17,665)	(18,686)	(19,651)
	$92,659	$90,590	$59,055
Capital expenditures:
Americas	$9,698	$11,060	$4,891
Europe	175	831	949
Asia	6,681	6,859	2,052
	$16,554	$18,750	$7,892
Total assets:
Americas	$860,785	$822,963	$705,990
Europe	49,116	66,557	99,735
Asia	173,003	136,898	111,586
Corporate	9,097	11,620	14,940
	$1,092,001	$1,038,038	$932,251

Corporate assets consist primarily of capitalized software costs and debt financing costs.

The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002
Net sales derived from:
Printed circuit boards	$1,499,852	$1,422,997	$1,218,760
Systems integration and box build	501,488	416,824	411,260
	$2,001,340	$1,839,821	$1,630,020
Geographic net sales:
United States	$1,568,835	$1,415,959	$1,243,163
Europe	336,594	356,031	345,443
Asia and other	95,911	67,831	41,414
	$2,001,340	$1,839,821	$1,630,020
Long-lived assets:
United States	$41,620	$50,312	$62,027
Europe	2,466	8,365	11,044
Asia and other	33,493	34,191	31,025
	$77,579	$92,868	$104,096

Note 13—Employee Benefit Plans

The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant’s contribution. The Company may also make discretionary contributions to the plans. During 2004, 2003 and 2002, the Company made contributions to the plans of approximately $2.6 million, $1.9 million and $2.0 million, respectively. The Company also has defined contribution benefit plans for certain of its international employees primarily dictated by the custom of the regions in which it operates.  During 2004, 2003 and 2002, the Company made contributions to the international plans of approximately $0.5 million, $0.8 million and $0.6 million.

Note 14—Financial Instruments and Concentration of Credit Risk

The carrying amounts of cash equivalents, short-term investments, accounts receivable, accrued liabilities and accounts payable approximate fair value. As of December 31, 2004, the Company had no significant off balance sheet concentrations of credit risk such as foreign currency exchange contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, short-term investments and trade accounts receivable. Management maintains the majority of the Company’s cash and cash equivalents with financial institutions. Due to the high credit quality of the Company’s short-term investments, the Company has not experienced any losses on these investments to date. One of the most significant credit risks is the ultimate realization of accounts receivable. This risk is mitigated by (i) sales to well established companies, (ii) ongoing credit evaluation of customers, and (iii) frequent contact with customers, especially the most significant customers, thus enabling management to monitor current changes in business operations and to respond accordingly. Management considers these concentrations of credit risks in establishing our allowance for doubtful accounts and believes these allowances are adequate. Our largest customer represented approximately 33% and 36% of our gross accounts receivable as of December 31, 2004 and 2003, respectively.

Note 15—Concentrations of Business Risk

Substantially all of the Company’s sales are derived from electronics manufacturing services in which the Company purchases components specified by its customers. The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company’s inability to obtain any needed components during periods of allocation could cause delays in manufacturing and could adversely affect results of operations.

Note 16—Contingencies

The Company filed a lawsuit against J.M. Huber Corporation (the Seller) in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby the Company acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that the Company failed to comply with certain obligations under the contract requiring the Company to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller’s suit was consolidated with the Company’s suit in the United States District Court for the Southern District of Texas (the Court). In September 2004, the parties began negotiation of a release and settlement disposing of all claims between the parties. On November 2, 2004, having been advised that a settlement had been reached in principle between the parties, the Court dismissed the case with prejudice, except that the parties were allowed to move for reinstatement by December 29, 2004, only if the approval of the settlement was not obtained by the principals. The parties executed a settlement agreement effective November 15, 2004, pursuant to which each party released all claims arising out of the purchase of AVEX; no money was paid as part of the settlement. The Court entered the final order of dismissal, dismissing the suit with prejudice, on December 10, 2004.

On April 14, 2000, the Company, along with numerous other companies, was named as a defendant in a lawsuit filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation (Lemelson). The lawsuit alleges that the Company has infringed certain of Lemelson’s patents relating to machine vision and bar code technology utilized in machines the Company has purchased. On November 2, 2000, the Company filed an Answer, Affirmative Defenses, and a Motion to Stay based upon Declaratory Judgment Actions filed by Cognex and Symbol, manufacturers of the equipment at issue. On March 29, 2001, the Court granted the defendants’ Motion to Stay and ordered that the lawsuit be stayed pending the entry of a final non-appealable judgment in the cases filed by Cognex and Symbol (the Symbol/Cognex case). On January 24, 2004, the trial court in the Symbol/Cognex case held that the Lemelson patents are invalid, unenforceable and were not infringed. On June 23, 2004, Lemelson filed a Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit from the final judgment in the Symbol/Cognex case. Resolution of the appeal in the Symbol/Cognex case is estimated to take one to three years. Lemelson’s lawsuit against the Company is stayed pending the final non-appealable judgment in the Symbol/Cognex case. The Company intends to vigorously defend against such claims and pursue all rights it has against third parties. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Company is subject to examination by tax authorities for varying periods in various US and foreign taxing jurisdictions. During the course of such examinations disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period(s) for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

Note 17—Restructuring Charges and Asset Impairments

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

The Company recognized restructuring charges and asset impairments during 2003 and 2002 related to reductions in workforce, re-sizing and closure of facilities and the transition of certain facilities into new product introduction centers. These charges were recorded pursuant to plans developed and approved by management. These charges were largely intended to align capacity and infrastructure to current and anticipated customer demand.

On October 23, 2003, the Company announced plans to close the East Kilbride, Scotland facility.  The Scotland facility has been affected by customer cancellations and delays of orders because of the downturn in end-market demand for such customers’ products, as well as the customers’ demands for lower product manufacturing costs.  Given the continued weakness in the European market and the lack of competitive differentiators in this high cost marketplace, the Company made the decision to close this facility during the fourth quarter of 2003. In connection with the closing of the Scotland facility, the Company recorded in 2003 $2.8 million in restructuring charges, including $2.4 million in severance costs and $0.4 million in contract termination costs. The East Kilbride, Scotland facility was sold on August 31, 2004.  The Cork, Ireland facility was closed during the second quarter of 2003 and was sold on April 8, 2004.

During 2004, 2003 and 2002, the Company recorded asset impairments of approximately $1.4 million ($1.1 million after tax), $0.3 million ($0.2 million after tax) and $1.6 million ($1.0 million after tax) for the write-down of assets held for sale to fair value, respectively.  In addition, the Company recorded a $1.3 million ($1.0 million after tax) gain on the sale of the Cork, Ireland facility in 2004.

Note 18—Contract Settlement

During the first quarter of 2003, the Company settled and released various claims arising out of customer manufacturing agreements. In connection with the settlement of these claims, the Company recorded a non-cash gain totaling $8.1 million.

Note 19—Subsequent Events

On January 20, 2005, the Company entered into a three-year, $100 million Credit Agreement (the Credit Agreement) by and among the Company; the Banks party thereto; JPMorgan Chase Bank, N.A. as administrative agent, collateral agent and issuing lender; and Fleet National Bank, Wells Fargo Bank and Comerica Bank as co-documentation agents. This new credit facility, which replaces the $158.9 million credit facility that expired on December 30, 2004, has a $100 million three-year revolving credit line for general corporate purposes which can be increased to a total of $200 million.

On March 10, 2005, the Company entered into a Real Estate Purchase Agreement (the Purchase Agreement) with the owners of manufacturing and office facilities in Minnesota that the Company currently leases from a partnership whose partners include shareholders and a former director of the Company (the Leased Property). The Purchase Agreement, effective February 28, 2005, provides that the Company will purchase the Leased Property for $5.9 million. The purchase price was negotiated at arms length and the Company believes that the purchase price does not exceed fair market value.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Benchmark Electronics, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Houston, Texas
March 14, 2005

Management’s Report

The management of Benchmark Electronics, Inc. has prepared and is responsible for the consolidated financial statements and related financial data contained in this report. The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and necessarily include certain amounts based upon management’s best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains internal accounting control systems that are adequate to prepare financial records and to provide reasonable assurance that the assets are safe-guarded from loss or unauthorized use. We believe these systems are effective, and the cost of the systems does not exceed the benefits obtained.

The Audit Committee, composed exclusively of independent, outside directors, has reviewed all financial data included in this report. The committee meets periodically with the Company’s management and independent registered public accountants on financial reporting matters. The independent registered public accountants have complete access to the Audit Committee and may meet with the committee, without management present, to discuss their audit results and opinions on the quality of financial reporting.

The role of independent registered public accountants is to render a professional, independent opinion on management’s financial statements to the extent required by generally accepted auditing standards in the United States of America. Benchmark’s responsibility is to conduct its affairs according to the highest standards of personal and corporate conduct.

Management’s Report on Internal Control Over Financial Reporting

The management of Benchmark Electronics, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Company’s principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by COSO. Based on its evaluation under the framework in Internal Control—Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2004.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/Cary T. Fu	/s/Gayla J. Delly
Cary T. Fu	Gayla J. Delly
President and	Executive Vice President,
Chief Executive Officer	Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Benchmark Electronics, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Benchmark Electronics, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Benchmark Electronics, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Benchmark Electronics, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 14, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
March 14, 2005

Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly information with respect to the Company’s results of operations for the years 2004, 2003 and 2002. Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	2004 Quarter
(in thousands, except per share data)	1st	2nd	3rd	4th
Sales	$480,966	$491,392	$504,750	$524,232
Gross profit	37,157	38,349	38,518	39,743
Net income	15,195	17,556	18,033	20,207
Earnings per common share:
Basic	0.37	0.43	0.44	0.49
Diluted	0.36	0.42	0.43	0.47

	2003 Quarter
(in thousands, except per share data)	1st	2nd	3rd	4th
Sales	$448,470	$448,948	$455,352	$487,051
Gross profit	35,605	36,924	36,970	40,774
Net income	17,331	11,752	12,944	13,409
Earnings per common share:
Basic	0.47	0.32	0.34	0.33
Diluted	0.44	0.31	0.32	0.32

	2002 Quarter
(in thousands, except per share data)	1st	2nd	3rd	4th
Sales	$329,188	$404,375	$428,278	$468,179
Gross profit	24,875	30,802	32,511	36,666
Net income	5,348	8,258	9,583	12,705
Earnings per common share:
Basic	0.18	0.23	0.26	0.35
Diluted	0.17	0.22	0.26	0.33

The results for the three months ended December 31, 2003 include $2.8 million of restructuring charges.  See Note 17 to the Consolidated Financial Statements. The results for the three months ended June 30, 2002 include $1.6 million of asset impairments. See Note 17 to the Consolidated Financial Statements.  The results for the three months ended March 31, 2003 include an $8.1 million contract settlement gain. See Note 18 to the Consolidated Financial Statements.

There were no material year-end adjustments.

Market for the Registrant’s Common Equity and Related Shareholder Matters

The Company’s Common Shares are listed on the New York Stock Exchange under the symbol “BHE.” The following table shows the high and low sales prices for the Common Shares as reported on the New York Stock Exchange for the fiscal quarters (or portions thereof) indicated, as adjusted for the November 2003 three-for-two stock split.

	Quarter
	1st	2nd	3rd	4th
2005 (through March 9, 2005)
High	$34.45
Low	$30.16
2004
High	$40.45	$32.33	$33.67	$39.49
Low	$29.69	$23.61	$25.26	$29.94
2003
High	$23.99	$22.37	$33.03	$38.38
Low	$18.80	$16.58	$19.50	$28.15

The last reported sale price of Common Shares on March 9, 2005, as reported by the New York Stock Exchange, was $32.75. There were approximately 80 record holders of Common Shares as of March 9, 2005.

The Company has not paid any cash dividends on the Common Shares in the past and anticipates that, for the foreseeable future, it will retain any earnings available for dividends for use in its business. In addition, our credit facility includes restrictions on the amount of dividends we may pay to shareholders.

The following table sets forth certain information relating to our equity compensation plans as of December 31, 2004.

Plan Category (securities in thousands)	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	4,187	$20.82	5,173
Equity compensation plans not approved by security holders (1)	102	$17.84	—
Total	4,289	$20.75	5,173

(1) In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc. 1994 Stock Option Plan for Non-Employee Directors (the 1994 Plan) for the benefit of members of the Board of Directors of the Company or its affiliates who are not employees of the Company or its affiliates (as defined in the 1994 Plan).  The 1994 Plan was not required to be approved by our shareholders. All awards under the 1994 Plan were fully vested upon the date of grant. The exercise price per common share of options granted under the 1994 Plan was the fair market value of a Common Share on the date such option was granted. As of December 31, 2004, the Company has outstanding options with respect to 101,775 Common Shares under the 1994 Plan. The 1994 Plan was replaced in 2002, and no additional grants may be made under that plan.

Selected Financial Data

Benchmark Electronics, Inc. and Subsidiaries

	Year ended December 31,
(in thousands, except per share data)	2004	2003	2002	2001	2000
Selected Statements of Income Data (1)
Sales	$2,001,340	$1,839,821	$1,630,020	$1,276,950	$1,704,924
Cost of sales	1,847,573	1,689,548	1,505,166	1,183,440	1,580,817
Gross profit	153,767	150,273	124,854	93,510	124,107
Selling, general and administrative expenses	61,108	64,976	64,191	54,383	57,871
Contract settlement (4)	—	(8,108)	—	—	—
Restructuring charges (2)	—	2,815	—	7,569	—
Asset impairments (2)	—	—	1,608	61,720	—
Amortization of goodwill	—	—	—	12,219	12,841
Income (loss) from operations	92,659	90,590	59,055	(42,381)	53,395
Interest expense	(1,705)	(7,714)	(11,385)	(16,998)	(24,396)
Interest income	4,516	3,842	4,430	1,508	770
Other income (expense)	(1,317)	(3,708)	2,866	(422)	(1,339)
Income tax benefit (expense)	(23,162)	(27,574)	(19,073)	3,981 `	(8,529)
Net income (loss)	$70,991	$55,436	$35,893	$(54,312)	$19,901
Earnings (loss) per share (3)
Basic:	$1.73	$1.45	$1.04	$(1.85)	$0.75
Diluted:	$1.67	$1.39	$1.01	$(1.85)	$0.71
Weighted average number of shares outstanding
Basic	41,134	38,124	34,404	29,438	26,367
Diluted	42,465	41,432	35,598	29,438	28,077
Ratio of earnings to fixed charges	18.81x	8.57x	4.67x	—	2.00x
Deficiency	n/a	n/a	n/a	$58,293	n/a

	December 31,
(in thousands)	2004	2003	2002	2001	2000
Selected Balance Sheet Data
Working capital	$569,938	$465,879	$392,373	$267,839	$347,318
Total assets	1,092,001	1,038,038	932,251	686,105	991,221
Total debt	—	21,028	137,167	147,262	261,069
Shareholders’ equity	$751,517	$664,325	$499,030	$351,682	$411,945

(1) See Note 2 to the Consolidated Financial Statements for discussion of acquisitions and disposition.

(2) See Note 17 to the Consolidated Financial Statements for a discussion of the restructuring charges and asset impairments occurring in 2003, 2002 and 2001.

(3) See Note 1 to the Consolidated Financial Statements for the basis of computing earnings (loss) per common share.

(4) See Note 18 to the Consolidated Financial Statements for a discussion of the contract settlement occurring in 2003.

Corporate and Shareholder Data

Officers

Donald E. Nigbor (1)
Chairman of the Board

Cary T. Fu (1)
President and Chief Executive Officer

Gayla J. Delly (1)
Executive Vice President, Chief Financial Officer and Treasurer

Steven A. Barton (1)(2)
Executive Vice President

Lenora A. Gurton
Secretary

John E. Culliney

Group President

Jon J. King

Group President

Legal Counsel

Cravath, Swaine & Moore LLP
New York, New York

Independent Auditors

KPMG LLP
Houston, Texas

Directors

Donald E. Nigbor
Chairman of the Board
Benchmark Electronics, Inc.

Steven A. Barton
Executive Vice President
Benchmark Electronics, Inc.

John W. Cox (3)(5)
Former Chief Financial Officer
BMC Software, Inc.
Houston, Texas

John C. Custer (3)(4)(5)
Retired—Former Chairman of the Board Mason & Hanger-Silas Mason Co., Inc.
Lexington, Kentucky
(Technical services contracting and engineering firm)

Peter G. Dorflinger (3)(4)
General Partner
MAD Capital Partners
Houston, Texas

Cary T. Fu
President and Chief Executive Officer
Benchmark Electronics, Inc.

Bernee D.L. Strom (4)(5)
President and Chief Executive Officer
Strom Group, Inc.

 (1) Executive Officer

(2) Part-time since June 1993

(3) Member of Audit Committee

(4) Member of Compensation Committee

(5) Member of Nominating/Governance Committee

Stock Transfer Agent and Registrar

Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO. 80401
303/262-0600.

Stock Trading

The common shares of Benchmark Electronics, Inc. trade on the New York Stock Exchange under the symbol BHE.

SEC Form 10-K

Benchmark will provide a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission, without charge upon written request to:

Gayla J. Delly
Executive Vice President
Chief Financial Officer and Treasurer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515.

Included as exhibits to this Annual Report on Form 10-K and our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 are Sarbanes-Oxley Act Section 302 certifications by our chief executive officer and chief financial officer regarding the quality of our public disclosure.

NYSE Compliance

Our chief executive officer certified to the New York Stock Exchange that he was not aware of any violation by Benchmark Electronics, Inc. of New York Stock Exchange corporate governance listing standards as of May 14, 2004, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

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

Annual Meeting

Shareholders are invited to attend the Benchmark Electronics, Inc. annual meeting, which will be held at 10:00 a.m. on Wednesday, May 11, 2005, at the

Four Seasons Hotel
1300 Lamar Street
Houston, Texas.

This annual report is printed on recycled paper.